As filed with the Securities and Exchange Commission on January 20, 2015

Registration No. 333-198626

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

Form F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Euronav NV

(Exact name of Registrant as specified in its Charter)

Belgium	4412	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Euronav NV De Gerlachekaai 20 2000 Antwerpen Belgium Tel: 011-32-3-247-4411	Seward & Kissel LLP Attention: Gary J. Wolfe One Battery Park Plaza New York, New York 10004 Tel: (212) 574-1200
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)	(Name, address and telephone number of agent for service)

Copies to:

Gary J. Wolfe, Esq.

Robert E. Lustrin, Esq.

Seward & Kissel LLP

One Battery Park Plaza

New York, New York 10004

Tel: (212) 574-1223 (telephone number)

Fax: (212) 480-8421 (facsimile number)

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Ordinary shares, no par value	95,066,567	$12.72	$1,209,246,732	$150,506

(1)	Based upon the U.S. Dollar equivalent as of January 19, 2015 of the average of the high and low trading prices of the ordinary shares on the same date, as reported on the Euronext Brussels.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1) of the Securities Act of 1933, as amended (the “Securities Act”), based upon the U.S. Dollar equivalent of the average of the high and low trading prices of the ordinary shares as of January 19, 2015, as reported on the Euronext Brussels as prescribed by Rule 457(c).
(3)	The amount of the registration fee is $150,506, of which $149,078 was paid in connection with the initial filing of the registration statement on Form F-4 on September 18, 2014 with respect to the registration of 94,100,641 ordinary shares, based upon the price per share of $12.30 (the U.S. Dollar equivalent as of September 4, 2014 of the average of the high and low trading prices of the ordinary shares on the same date, as reported on the Euronext Brussels), and the remaining amount of $1,428 was paid in connection with the filing of this Amendment No. 3 to Form F-4, with respect to the registration of an additional 965,926 ordinary shares, based upon the price per share of $12.72 (the U.S. Dollar equivalent as of January 19, 2015 of the average of the high and low trading prices of the ordinary shares on the same date, as reported on the Euronext Brussels).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 20, 2015

PRELIMINARY PROSPECTUS

OFFER TO EXCHANGE 95,066,567

REGISTERED ORDINARY SHARES,

NO PAR VALUE

FOR 95,066,567 OUTSTANDING

UNREGISTERED ORDINARY SHARES,

NO PAR VALUE

OF

Euronav NV

Material Terms of the Exchange Offer

•	We are offering to exchange, commencing on , 2015, an aggregate of 95,066,567 new ordinary shares that have been registered for exchange, or the Exchange Shares, for an equivalent number of ordinary shares, consisting of all of our issued and outstanding ordinary shares as of January 20, 2015 (not including the ordinary shares held by affiliates of ours) previously sold in offerings exempt from the registration requirements of the Securities Act of 1933, as amended, or the Original Shares. We refer to this offer to exchange as the Exchange Offer.

•	The purpose of the Exchange Offer is to provide holders of Original Shares with the ability to reformat their shares into Exchange Shares, which are eligible for trading on the New York Stock Exchange, or NYSE. For Belgian law purposes, the Exchange Offer does not qualify as a public offer but as a “Corporate Action”.

•	The terms of the Exchange Shares are identical to the terms of the Original Shares, except that Exchange Shares will be subject to a temporary difference in dividend entitlement during the Transition Period (defined herein) and will not bear legends restricting their transfer.

•	We will exchange all Original Shares that are validly tendered and not validly withdrawn.

•	The Exchange Offer will expire at 5:00 p.m., New York City time (11:00 p.m. Belgium time), on , 2015 unless we determine to extend it.

•	You may withdraw tenders of Original Shares at any time before 5:00 p.m., New York City time (11:00 p.m. Belgium time), on the date of the expiration of the Exchange Offer.

•	We will not receive any proceeds from the Exchange Offer.

•	We will pay the expenses of the Exchange Offer.

•	No dealer-manager is being used in connection with the Exchange Offer.

•	The Original Shares currently trade on the Euronext Brussels.

•	The exchange of shares will not be a taxable exchange for U.S. federal income tax purposes.

Our Exchange Shares have been approved for listing on the New York Stock Exchange under the symbol “EURN,” upon notice of issuance.

We are an “emerging growth company” and we are eligible for reduced reporting requirements. See “Summary—Implications of Being an Emerging Growth Company.”

See “Risk Factors” beginning on page 21 of this prospectus for a discussion of certain factors that you should consider before participating in the Exchange Offer.

In connection with resales of Exchange Shares, any participating broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, or the Securities Act. The Securities and Exchange Commission, or the SEC, has taken the position that broker-dealers who acquired the Original Shares as a result of market-making or other trading activities may use this prospectus to fulfill their prospectus delivery requirements with respect to the Exchange Shares.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION OR ANY OTHER EQUIVALENT REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus is dated                 , 2015.

CONSEQUENCES OF FAILURE TO EXCHANGE

Following the completion of the Exchange Offer, holders of Original Shares that are not tendered or that are tendered but not accepted by us may resell Original Shares only if an exemption from registration under the Securities Act and applicable state securities laws is available or, outside of the United States, to non-U.S. persons in accordance with the requirements of Regulation S under the Securities Act.

Based on interpretations of the SEC staff that did not involve the issuer of securities or its affiliates, Exchange Shares delivered pursuant to this Exchange Offer may be offered for resale, resold or otherwise transferred by their holders (other than any such holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the Exchange Shares in the ordinary course of business and the holders are not engaged in, have no arrangement with any person to participate in, and do not intend to engage in, any public distribution of the Exchange Shares to be acquired in this Exchange Offer. Any holder who tenders in this Exchange Offer and is engaged in, has an arrangement with any person to participate in, or intends to engage in, any public distribution of the Exchange Shares (i) may not rely on the applicable interpretations of the SEC and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

PROSPECTUS SUMMARY

This summary highlights information that appears later in this prospectus. This summary may not contain all of the information that may be important to you. You should carefully review the entire prospectus, including the section of this prospectus entitled “Risk Factors” and the more detailed information that appears later in this prospectus before you consider exchanging your ordinary shares.

Unless otherwise indicated, references to “Euronav,” the “Company,” “we,” “our,” “us” or similar terms refer to Euronav NV, and its subsidiaries. All references in this prospectus to “Chevron,” “Total,” “Valero,” and “Maersk Oil” refer to Chevron Corporation, Total S.A., Valero Energy Corporation, and Maersk Oil Qatar AS, respectively, and certain of each of their subsidiaries that are our customers. Unless otherwise indicated, all references to “U.S. dollars,” “USD,” “dollars,” “US$” and “$” in this prospectus are to the lawful currency of the United States of America and references to “Euro,” “EUR,” and “€” are to the lawful currency of Belgium. We refer you to a glossary of shipping terms in Appendix A for the definition of certain industry terms used in this prospectus.

The purpose of the Exchange Offer is to provide holders of Original Shares with the ability to reformat their shares into Exchange Shares, which are eligible for trading on the New York Stock Exchange, or the NYSE. For Belgian law purposes, the Exchange Offer does not qualify as a public offer but as a “Corporate Action”.

Concurrently with this Exchange Offer, we plan to offer and sell up to 13,550,000 of our ordinary shares through an underwritten public offering, or the Underwritten Public Offering. This Exchange Offer is not contingent on the successful completion of the Underwritten Public Offering. The information in this prospectus assumes, unless otherwise indicated, that the underwriters in the Underwritten Public Offering do not exercise their option to purchase additional shares, and that we exercise our option to force a conversion of our outstanding perpetual convertible preferred equity securities for an aggregate amount of 12,297,071 of our ordinary shares.

OUR BUSINESS

We are a fully-integrated provider of international maritime shipping and offshore services engaged primarily in the transportation and storage of crude oil. We were incorporated under the laws of Belgium on June 26, 2003, and we grew out of the combination of certain tanker businesses carried out by three companies that had a strong presence in the shipping industry, Compagnie Maritime Belge NV, or CMB, formed in 1895, Compagnie Nationale de Navigation SA, or CNN, formed in 1938, and Ceres Hellenic Shipping Enterprises Ltd., or Ceres Hellenic, formed in 1950. Our predecessor started doing business under the name “Euronav” in 1989.

Our principal shareholders are Peter Livanos, individually or through entities controlled by the Livanos family, including our corporate director TankLog Holdings Limited, or TankLog, and Marc Saverys, individually or through Saverco NV, or Saverco, an entity controlled by him. Both the Livanos and the Saverys families have had a continuous presence in the shipping industry since the early nineteenth century. The Livanos family has owned and operated Ceres Hellenic since its formation in 1950, and the Saverys family owned a shipyard which was founded in 1829, owned and operated various shipowning companies since the 1960s, and acquired CMB in 1991. Peter Livanos may be deemed to beneficially own 14.5% of our outstanding ordinary shares directly or indirectly, through entities controlled by the Livanos family. Peter Livanos, through his appointment as permanent representative of TankLog on our Board of Directors, serves as the Chairman of our Board. Marc Saverys, the Vice Chairman of our Board of Directors, is also the Chairman of CMB and controls Saverco, a company that is currently CMB’s majority shareholder. Marc Saverys may be deemed to beneficially own 11.5% of our outstanding ordinary shares, directly or indirectly through Saverco. Following the completion of this offering and the Underwritten Public Offering, Peter Livanos, individually or through entities controlled by the Livanos family, and Marc Saverys, individually or through Saverco, will beneficially own approximately 12.1% and 10.9%, respectively, of our outstanding ordinary shares (12.0% and 10.7% respectively, if the underwriters exercise their over-allotment option to purchase additional ordinary shares in full in the Underwritten Public Offering).

As of January 16, 2015, we owned and operated a modern fleet of 52 vessels (including three chartered-in vessels) with an aggregate carrying capacity of approximately 13.0 million deadweight tons, or dwt, consisting of 26 very large crude carriers, or VLCCs, one ultra large crude carrier, or ULCC, 23 Suezmax vessels, and two floating, storage and offloading vessels, or FSOs.

In January 2014, we agreed to acquire 15 modern VLCCs with an average age at the time of acquisition of approximately 4.1 years from Maersk Tankers Singapore Pte Ltd., or Maersk Tankers, which we refer to as the “Maersk Acquisition Vessels,” for a total purchase price of $980.0 million payable as the vessels were delivered to us charter-free. This acquisition was fully financed through a combination of new equity and debt issuances and borrowings under our $500.0 million Senior Secured Credit Facility. During the period from February 2014 through October 2014, we took delivery of all of the Maersk Acquisition Vessels.

In addition, in July 2014, we agreed to acquire four additional modern VLCCs from Maersk Tankers for an aggregate purchase price of $342.0 million, which we refer to as the “VLCC Acquisition Vessels”. The purchase price of the VLCC Acquisition Vessels will be financed using the net proceeds of $121.1 million that we received in an underwritten private offering of 10,556,808 of our ordinary shares in Belgium in July 2014, available cash on hand, and borrowings under our $340.0 million Senior Secured Credit Facility. Two of these vessels were delivered to us during the fourth quarter of 2014, one vessel is expected to be delivered to us during the first quarter of 2015 and the last vessel is expected to be delivered to us during the second quarter of 2015.

After taking delivery of the two remaining VLCC Acquisition Vessels (one of which we currently charter in), we will own and operate 53 double-hulled tankers (including our two FSOs) with an aggregate carrying capacity of approximately 13.3 million dwt. The weighted average age of our fleet as of January 16, 2015, pro forma for the two remaining VLCC Acquisition Vessels to be delivered to us after this date, was approximately 7.4 years, as compared to an industry average age of approximately 8.9 years, according to Drewry Shipping Consultants Ltd., or Drewry.

We currently charter our vessels, non-exclusively, to leading international energy companies, such as Maersk Oil, Total and Valero, although there is no guarantee that these companies will continue their relationships with us. We pursue a chartering strategy that seeks an optimal mix of employment of our vessels depending on the fluctuations of freight rates in the market and our own judgment as to the direction of those rates in the future. Our vessels are therefore routinely employed on a combination of spot market voyages, fixed-rate contracts and long-term time charters, which typically include a profit sharing component. We principally employ our VLCCs, and expect to employ the two remaining undelivered VLCC Acquisition Vessels through the Tankers International Pool, or the TI Pool, a spot market-oriented pool in which we were a founding member in 2000. As of January 16, 2015, 14 of our vessels were employed directly in the spot market, 25 of our vessels were employed in the TI Pool, 11 of our vessels were employed on long-term charters, including 10 with profit sharing components, of which the average remaining duration is 13.6 months, and our two FSOs were employed on long-term service contracts. While we believe that our chartering strategy allows us to capitalize on opportunities in an environment of increasing rates by maximizing our exposure to the spot market, our vessels operating in the spot market may be subject to market downturns to the extent spot market rates decline. At times when the freight market may become more challenging, we will try to timely shift our exposure to more time charter contracts and potentially dispose of some of our assets which should provide us with incremental stable cash flows and stronger utilization rates supporting our business during periods of market weakness. We believe that our chartering strategy and our fleet size management, combined with the leadership of our experienced management team should enable us to capture value during cyclical upswings and to withstand the challenging operating environment such as the one seen in the past several years.

We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital, borrowings from commercial banks and the occasional issuance of convertible notes. Our ability to generate adequate cash flows on a short- and medium-term basis depends substantially on the trading performance of our vessels. Historically, market rates for charters of our vessels have been volatile. For example, during the year ended December 31, 2013, our voyage charter and pool revenues decreased by 3% compared to the same period in 2012, from $175.9 million to $171.2 million, and our time charter revenue decreased by 8%, from $144.9 million to $133.4 million. During the nine months ended September 30, 2014, our voyage charter and pool revenues increased by 88% compared to the same period in 2013, from $122.1 million to $230.0 million, reflecting a larger fleet and higher realized spot market charter rates, and our time charter revenue decreased by 3% compared to the same period in 2013, from $102.2 million to $99.1 million because we had slightly less days on time charter. Periodic adjustments to the supply of and demand for oil tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short- and medium-term revenue and liquidity.

For our fiscal year ended December 31, 2013, we had $304.6 million in revenue and incurred a net loss of $89.7 million, and for the nine month period ended September 30, 2014, we had $329.1 million in revenue and incurred a net loss of $41.9 million.

Our Fleet

The following table sets forth summary information regarding our fleet as of January 16, 2015:

Vessel Name	Type	Deadweight Tons (DWT)	Year Built	Shipyard(1)	Charterer	Employment	Charter Expiry Date(2)
Owned Vessels

TI Europe	ULCC	441,561	2002	Daewoo	Unipec	Time Charter	September 2015
Sandra	VLCC	323,527	2011	STX	Total	TI Pool(9)	N/A
Sara	VLCC	323,183	2011	STX	Total	Time Charter(3)	October 2015
Alsace	VLCC	320,350	2012	Samsung		TI Pool	N/A
TI Topaz	VLCC	319,430	2002	Hyundai		TI Pool	N/A
TI Hellas	VLCC	319,254	2005	Hyundai		TI Pool	N/A
Ilma	VLCC	314,000	2012	Hyundai		TI Pool	N/A
Simone	VLCC	314,000	2012	STX		TI Pool	N/A
Sonia	VLCC	314,000	2012	STX		TI Pool	N/A
Ingrid	VLCC	314,000	2012	Hyundai		TI Pool	N/A
Iris	VLCC	314,000	2012	Hyundai		TI Pool	N/A
Nucleus	VLCC	307,284	2007	Dalian		TI Pool	N/A
Nautilus	VLCC	307,284	2006	Dalian		TI Pool	N/A
Navarin	VLCC	307,284	2007	Dalian		TI Pool	N/A
Nautic	VLCC	307,284	2008	Dalian		TI Pool	N/A
Newton	VLCC	307,284	2009	Dalian		TI Pool	N/A
Nectar	VLCC	307,284	2008	Dalian		TI Pool	N/A
Neptun	VLCC	307,284	2007	Dalian		TI Pool	N/A
Noble	VLCC	307,284	2008	Dalian		TI Pool	N/A
Flandre	VLCC	305,688	2004	Daewoo		TI Pool	N/A
V.K. Eddie(4)	VLCC	305,261	2005	Daewoo		TI Pool	N/A
Hojo	VLCC	302,965	2013	Ariake		TI Pool	N/A
Hakone	VLCC	302,624	2010	Ariake		TI Pool	N/A
Famenne	VLCC	298,412	2001	Hitachi		TI Pool	N/A
Artois	VLCC	298,330	2001	Hitachi		TI Pool	N/A
Cap Diamant	Suezmax	160,044	2001	Hyundai		Spot	N/A
Cap Pierre	Suezmax	159,083	2004	Samsung	Valero	Time Charter(3)	June 2018
Cap Leon	Suezmax	159,049	2003	Samsung	Valero	Time Charter(3)	April 2018
Cap Philippe	Suezmax	158,920	2006	Samsung	Valero	Time Charter(3)	May 2015
Cap Guillaume	Suezmax	158,889	2006	Samsung	Valero	Time Charter(3)	April 2015
Cap Charles	Suezmax	158,881	2006	Samsung		Spot	N/A
Cap Victor	Suezmax	158,853	2007	Samsung		Spot	N/A
Cap Lara	Suezmax	158,826	2007	Samsung		Spot	N/A
Cap Theodora	Suezmax	158,819	2008	Samsung	Valero	Time Charter(3)	June 2015
Cap Felix	Suezmax	158,765	2008	Samsung		Spot	N/A
Fraternity	Suezmax	157,714	2009	Samsung	Repsol	Time Charter(3)	November 2017
Eugenie(4)	Suezmax	157,672	2010	Samsung		Spot	N/A
Felicity	Suezmax	157,667	2009	Samsung		Spot	N/A
Capt. Michael(4)	Suezmax	157,648	2012	Samsung		Spot	N/A
Devon(4)	Suezmax	157,642	2011	Samsung		Spot	N/A
Maria(4)	Suezmax	157,523	2012	Samsung		Spot	N/A
Finesse	Suezmax	149,994	2003	Universal		Spot	N/A
Filikon	Suezmax	149,989	2002	Universal		Spot	N/A
Cap Georges	Suezmax	146,652	1998	Samsung	Valero	Time Charter(3)	May 2015
Cap Laurent	Suezmax	146,645	1998	Samsung		Spot	N/A
Cap Romuald	Suezmax	146,640	1998	Samsung	Valero	Time Charter(3)	May 2015
Cap Jean	Suezmax	146,627	1998	Samsung	Valero	Time Charter(3)	May 2015

Total DWT – Owned Vessels		11,630,380
VLCC Acquisition Vessels To Be Delivered
Maersk Hirado(6)(8)	VLCC	302,550	2011	Ariake		TI Pool(5)	N/A
Maersk Hakata(7)	VLCC	302,550	2010	Ariake		TI Pool(5)	N/A

Total DWT – VLCC Acquisition Vessels		605,100
							Chartered-In Expiry Date
Chartered-In Vessels
KHK Vision	VLCC	305,749	2007	Daewoo		TI Pool	October 2016
Suez Hans	Suezmax	158,574	2011	Hyundai		Spot	September 2015

Total DWT Chartered-In Vessels		464,323
							Service Contract Expiry Date
FSO Vessels
FSO Africa(4)	FSO	442,000	2002	Daewoo	Maersk Oil	Service Contract	September 2017 (+2 year option)
FSO Asia(4)	FSO	442,000	2002	Daewoo	Maersk Oil	Service Contract	July 2017 (+2 year option)

(1)	As used in this prospectus, “Samsung” refers to Samsung Heavy Industries Co., Ltd, “Hyundai” refers to Hyundai Heavy Industries Co., Ltd., “Universal” refers to Universal Shipbuilding Corporation, “Hitachi refers to Hitachi Zosen Corporation, “Daewoo” refers to Daewoo Shipbuilding and Marine Engineering S.A., “Ariake” refers to Japan Marine United Corp., Ariake Shipyard, Japan, “Dalian” refers to Dalian Shipbuilding Industry Co. Ltd., and “STX” refers to STX Offshore and Shipbuilding Co. Ltd.
(2)	Assumes no exercise by the charterer of any option to extend (if applicable).
(3)	Profit sharing component under time charter contracts.
(4)	Vessels in which we hold a 50% ownership interest.
(5)	Expected to operate in the TI Pool upon its delivery to us.
(6)	Vessel is chartered-in by us until its delivery to us.
(7)	Vessel is expected to be delivered to us during the second quarter of 2015.
(8)	Vessel is expected to be delivered to us during the first quarter of 2015.
(9)	Vessel is expected to be delivered to its charterer within January 2015 under a time charter party with Total for an initial term of 12 months.

Employment of Our Fleet

Our tanker fleet is employed worldwide through a combination of primarily spot market voyage fixtures, including through the TI Pool, fixed-rate contracts and time charters. We deploy our two FSOs as floating storage units under fixed-rate service contracts in the offshore services sector. For the year 2015, our fleet is currently expected to have approximately 17,763 available days for hire, of which, as of January 16, 2015, 83% are expected to be available to be employed on the spot market, either directly or through the TI Pool, 13% are expected to be available to be employed on fixed time charters with a profit sharing element and 4% are expected to be available to be employed on fixed time charters without a profit sharing element.

Spot Market

A spot market voyage charter is a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and bunker costs. Spot charter rates have historically been volatile and fluctuate due to seasonal changes, as well as general supply and demand dynamics in the crude oil marine transportation sector. Although the revenue we generate in the spot market is less predictable, we believe our exposure to this market provides us with the opportunity to capture better profit margins during periods when vessel demand exceeds supply leading to improvements in tanker charter rates. As of January 16, 2015, we employed 14 of our vessels directly in the spot market.

A majority of our Suezmaxes operating in the spot market participate in an internal Revenue Sharing Agreement, or RSA, together with the four Suezmaxes that we jointly own with JM Maritime as well as Suezmaxes owned by third-parties. Under the RSA, each vessel owner is responsible for its own costs, including voyage-related expenses, but will share in the net revenues, after the deduction of voyage-related expenses, retroactively on a semi-annual basis. Calculation of allocations and contributions under the RSA are based on a pool points system and are paid after the deduction of the pool fee to Euronav, as pool manager, from the gross pool income. We believe this arrangement results in an increased market presence and allows us to benefit from additional market information which in turn is beneficial to our performance in the spot market.

Tankers International Pool

We principally employ and commercially manage our VLCCs through the TI Pool, a leading spot market-oriented VLCC pool in which other shipowners with vessels of similar size and quality participate along with us. We participated in the formation of the TI Pool in 2000 to allow us and other TI Pool participants, consisting of third-party owners and operators of similarly sized vessels, to gain economies of scale, obtain increased cargo flow of information, logistical efficiency and greater vessel utilization. As of January 16, 2015, the TI Pool was comprised of 36 vessels, including 25 of our VLCCs. We also expect to employ the two remaining VLCC Acquisition Vessels in the TI Pool upon their delivery to us.

By pooling our VLCCs with those of other shipowners, we are able to derive synergies, including (i) the potential for increased vessel utilization by securing backhaul voyages for our vessels, and (ii) the performance of the Contracts of Affreightment, or COAs. Backhaul voyages involve the transportation of cargo on part of the return leg of a voyage. COAs, which can involve backhauls, may generate higher effective time charter equivalent, or TCE, revenues than otherwise might be obtainable directly in the spot market. Additionally, by operating a large number of vessels as an integrated transportation system, the TI Pool offers customers greater flexibility and an additional level of service while achieving scheduling efficiencies. The TI Pool is an owner-focused pool that does not charge commissions to its members, a practice that differs from that of other commercial pools; rather, the TI Pool aggregates gross charter revenues it receives and deducts voyage expenses and administrative costs before distributing net revenues to the pool members in accordance with their allocated pool points, which are based on each vessel’s speed, fuel consumption and cargo-carrying capacity. We believe this results in lower TI Pool membership costs, compared to other similarly sized pools. For example, in 2014, TI Pool membership costs were approximately $600 per vessel per day (with each vessel receiving its proportional share of pool membership expenses), while other similarly sized pools charged up to $1,300 per vessel per day (based on 1.25% of gross rates plus $300 per day).

Tankers International LLC, or Tankers International, of which we own 41.1% of the outstanding interests, is the manager of the pool and is also responsible for the commercial management of the pool participants, including negotiating and entering into vessel employment agreements on behalf of the pool participants. Technical management of the pooled vessels is performed by each shipowner, who bears the operating costs for its vessels.

Tankers International and Frontline Management (Bermuda) Ltd., or Frontline, a company not affiliated with us, together formed VLCC Chartering Ltd., a new chartering joint venture that has access to the combined fleets of Frontline and the TI Pool, including our vessels that are operating in the TI Pool. VLCC Chartering Ltd. commenced operations on October 6, 2014. We believe that VLCC Chartering Ltd. will increase our fleet earnings potential while creating greater options for cargo end-users. For additional information, please see “—Recent Developments” below.

Time Charters

Time charters provide us with a fixed and stable cash flow for a known period of time. Time charters may help us mitigate, in part, our exposure to the spot market, which tends to be volatile in nature, being seasonal and generally weaker in the second and third quarters of the year due to refinery shutdowns and related maintenance during the warmer summer months. In the future, we may when the cycle matures or otherwise opportunistically employ more of our vessels under time charter contracts as the available rates for time charters improve. We may also enter into time charter contracts with profit sharing arrangements, which we believe will enable us to benefit if the spot market increases above a base charter rate as calculated either by sharing sub charter profits of the charterer or by reference to a market index and in accordance with a formula provided in the applicable charter contract. As of January 16, 2015, we employed 11 of our vessels on fixed-rate time charters with an average remaining duration of 13.6 months, including 10 with profit sharing components based on a percentage of the excess between the prevailing applicable market rate and the base charter rate.

FSOs and Offshore Service Contracts

We currently deploy our two FSOs as floating storage units under service contracts with Maersk Oil in the offshore services sector. As our tanker vessels age, we may seek to extend their useful lives by employing such vessels on long-term offshore projects at rates higher than may otherwise be achieved in the time charter market, or sell such vessels to third-party owners in the offshore conversion market at a premium.

Management of Our Business

Technical and Commercial Management

Our vessels are technically managed in-house through our wholly-owned subsidiaries, Euronav Ship Management SAS, Euronav SAS and Euronav Ship Management (Hellas) Ltd. Our in-house technical management services include providing technical expertise necessary for all vessel operations, supervising the maintenance, upkeep and general efficiency of vessels, arranging and supervising newbuilding construction, drydocking, repairs and alterations, and developing, implementing, certifying and maintaining a safety management system.

Our VLCCs are commercially managed by Tankers International while operating in the TI Pool. All of the participants in the TI Pool collectively pay a pool management fee equivalent to the costs of running the pool business, after deducting voyage expenses, interest adjustments and administration costs, including legal, banking and other professional fees. The net charge is the pool administration cost, which is apportioned to each vessel by calendar days. During the year ended December 31, 2013, we paid an aggregate of $1.8 million for the commercial management of our vessels operating in the TI Pool.

Our Suezmax vessels trading in the spot market are commercially managed by Euronav (UK) Agencies Ltd., our London commercial department. Commercial management services include securing employment for our vessels.

Our time chartered vessels, both VLCCs and Suezmax vessels, are managed by our operations department based in Antwerp.

POSITIVE INDUSTRY FUNDAMENTALS

We believe that the following demand and supply factors create an attractive environment for us to successfully execute our business plan and to grow and add value to our business:

Strengthening tanker rates and the positive impact of lower global crude oil prices. Crude tanker spot rates strengthened significantly during the fourth quarter of 2014, with rates achieving the highest average level since 2008. The increase in tanker rates was primarily due to a combination of an increase in long-haul crude oil movements from the Middle East to Asia and an increase in oil purchases for onshore and offshore commercial and strategic storage. The recent impact of lower global oil prices, currently has a positive impact on tanker rates in a number of ways: (i) lower oil prices encourage stockpiling of crude oil, particularly in China where the government continues to fill the second stage of its Strategic Petroleum Reserve; (ii) a contango price structure for crude oil futures encourages buying and could lead to additional floating storage of oil if the spread between the current and future oil price continues to widen; (iii) lower oil and fuel prices, if sustained, could translate into higher oil demand over time; and (iv) reduced bunker prices positively affect tanker earnings by lowering voyage operating costs. We cannot assure you that these trends will continue. We refer you risks described under the heading “Risk Factors—Any decrease in shipments of crude oil may adversely affect our financial performance.”

Increased global oil consumption is resulting in increased tanker ton mile demand. The demand for seaborne transportation of oil has historically been affected by worldwide economic growth, and, in turn, global oil demand. Increases in oil consumption, which in 2013 accounted for approximately one-third of global energy consumption, as well as a shift in global refinery capacity to the emerging markets, has resulted in growing oil trade distances and increasing tanker ton mile demand. In particular, seaborne crude oil imports have increased significantly in China and India to meet rising demand, with Chinese and Indian crude oil imports increasing by 212.1 million tons and 117.8 million tons, respectively, during the period from 2000 to 2013, according to Drewry. While there is no guarantee that past growth rates will continue, we believe this global demand for oil and attendant increase in ton miles over longer trade distances will support continued demand for tanker capacity.

A limited orderbook should restrict the supply of new tankers. In general, the supply of tankers is influenced by the current orderbook for newbuilding vessels and the rate of removal of vessels from the worldwide fleet for scrapping or conversion as vessels age. Following a period of rapid expansion, supply growth in the tanker sector is moderating with the overall tanker fleet growing by just 0.6% in 2014. New tanker orders in the period 2010 to 2014 were limited due to a lack of available bank financing and a challenged rate environment, which contributed to the total crude tanker orderbook declining to 12.6% of the existing global tanker fleet capacity as of December 2014, compared with nearly 50% of the existing fleet capacity at its recent peak in 2008. Although new ordering increased in the VLCC sector in recent months, supply growth in the tanker sector as a whole is likely to remain low in 2015 as the orderbook as a percentage of the fleet remains low in historical terms.

Favorable secondhand tanker prices encourage growth. In general, the demand and supply for tanker capacity influences charterhire rates and vessel values. In late 2013, rates generally started an upward trend in the crude tanker sector, primarily due to lower levels of fleet growth, coupled with increasing ton mile demand, which has led to an improving balance between vessel supply and demand. According to Drewry, the tanker sector remains one of the most fragmented in shipping with the worldwide VLCC fleet of 629 vessels being held by approximately 132 different owners and the world Suezmax fleet of 491 vessels being held by approximately 115 different owners. This is not only inefficient in terms of management and administration cost, but may offer numerous opportunities for further consolidation and may result in enhanced returns for the whole market.

COMPETITIVE STRENGTHS

We believe that our future opportunities in our industry are enhanced by the following competitive strengths of our business:

Large fleet of modern, well-maintained tankers. Following our purchase of the Maersk Acquisition Vessels and the VLCC Acquisition Vessels, we are one of the largest independent owners and operators of modern crude oil tankers in the world, with a fleet of 53 tankers, comprised of 27 VLCCs, 23 Suezmax tankers, one ULCC and two FSOs, with a total capacity of 13.3 million dwt. Pro forma for our acquisition of the two remaining VLCC Acquisition Vessels, our fleet has a weighted average age of 7.4 years, making it one of the younger fleets worldwide as compared to the industry average of 8.9 years, according to Drewry. We believe that operating a large fleet of modern vessels, enhanced by the size of the TI Pool with 36 vessels under management as of January 16, 2015, provides us with competitive advantages relative to smaller competitors, including greater access to information and insight into market pricing, which, in turn, enables us to deploy our vessels to maximize our revenue and cash flow. We also believe that operating a fleet of modern well-maintained tankers reduces off-hire time for maintenance and operating and drydocking costs. The scale and quality of our fleet provides us with both operational synergies and negotiating leverage, giving us the flexibility to capitalize on opportunities throughout the cycles by changing the optimal mix of employment of our vessels as well as adjusting our fleet size.

A fully-integrated owner, operator and manager with a strong reputation within the chartering community. We provide all of our technical operations in-house, including the supervision of newbuilding construction and the maintenance of our vessels through a safety management system, which allows us to monitor more closely our operations. We believe this enables us to maximize revenues, reduce our costs and offer our customers a more stable quality of performance, reliability and service efficiency than if we contracted for these services with third-parties. In addition, by leveraging the expertise of our experienced staff, crew and captains, who have an average of 16 years of service with us, we have developed a reputation for safe, reliable and effective shipping and offshore storage of crude oil in the maritime sector, and we have outperformed industry benchmarks set by Intertanko, the organization of independent tanker owners, and the Oil Companies International Marine Forum (OCIMF) in its Tanker Management and Self Assessment guide (TMSA) for operating days, lack of lost time incidents and operating expenses. We believe that our reputation for quality, reliability and safety enables us to compete effectively for charters, particularly with international energy companies that have high standards. In recognition of our reputation in the shipping industry, we have been invited to join, and are an active member of important organizations, including, ITOPF (International Tanker Owners Pollution Federation), Intertanko, in particular in its Marine and Environmental Protection Committee, and the P&I Club system.

Strong and strategic relationships with well-known international energy companies. We have and are continuing to develop non-exclusive chartering relationships with well-known international energy companies, such as Chevron, Maersk Oil, Total and Valero. Many of these companies have repeatedly been served by our predecessor for more than 20 years, although there is no guarantee that these companies will continue their relationships with us. In past years, for example, Valero has had on time charter from us up to ten of our vessels at one time, primarily in connection with its refinery along the St. Lawrence River in Quebec, which is located in an environmentally sensitive area with significant operational and navigational challenges. In addition, we have the ability to provide our customers in French jurisdictions with marine transportation of crude oil, which requires French-flagged vessels, local offices, and the employment of French seafarers, all of which can present barriers to entry to new entrants in the French market. As of January 16, 2015, we had five ships flying the French flag. We expect to continue to capitalize on and potentially grow our long-term relationships with international energy companies and other customers, and believe that our reputation and proven track record for safe, reliable and efficient operations position us favorably to capture additional opportunities to meet our customers’ future chartering needs.

Experienced management team. Our senior executive officers, Patrick Rodgers, our Chief Executive Officer, Hugo De Stoop, our Chief Financial Officer, Captain Alex Staring, our Chief Operating Officer, and Egied Verbeeck, our General Counsel, each have a high degree of professional education and considerable experience in the shipping industry. With over 75 years of combined shipping experience, our senior executive officers have led our development from 10 vessels with an aggregate carrying capacity of approximately 3.0 million dwt in 2000 to an independent fleet of crude oil tankers with 53 vessels (including two FSOs) with an aggregate carrying capacity of 13.3 million dwt, pro forma for our acquisition of the two remaining VLCC Acquisition Vessels. Our senior management team has demonstrated its ability to optimize our fleet’s size through the recent cyclical downturn and successfully complete opportunistic vessel acquisitions on a timely basis and at favorable prices.

        Demonstrated access to financing. We believe that we have developed relationships with leading international commercial banks and other financial institutions. Throughout our history, and particularly during recent global financial crises, we demonstrated our ability to access traditional bank financing as well as equity and debt capital markets to finance our business and complete vessel acquisitions. Since 2008, we have raised $3.8 billion, consisting of $2.7 billion in traditional bank financing, $510.0 million in bond issuances and $625.0 million in equity issuances. Our ability to access financing has allowed us to act swiftly and decisively in completing acquisitions, including our purchase of four Hellespont ULCCs in 2004 through a 50% joint venture with Overseas Shipholding Group, Inc., or OSG, for $448.0 million, the Metrostar fleet of four VLCCs in 2005 for $477.5 million, the Ceres Hellenic fleet of 16 vessels in 2005 for $1.1 billion, the 15 Maersk Acquisition Vessels in 2014 for $980.0 million and the four VLCC Acquisition Vessels in 2014 for $342.0 million. While there is no guarantee that we will be able to access similar financing in the future, we believe that our success in financing and implementing our strategy provides us with a solid base for the future.

Principal shareholders’ and directors’ longstanding relationships in the shipping industry. Both the Livanos and the Saverys families have been a continuous presence in the shipping industry since the early nineteenth century as owners of Ceres Hellenic, and of CMB and CNN, respectively. Peter Livanos serves as the Chairman of our Board of Directors through his appointment as permanent representative of TankLog. The Vice Chairman of our Board of Directors, Marc Saverys, is the Chairman of CMB and controls Saverco, a company that is currently CMB’s majority shareholder. Peter Livanos, individually or through entities controlled by the Livanos family, and Marc Saverys, individually or through Saverco, currently beneficially own approximately 14.5% and 11.5%, respectively, of our existing outstanding ordinary shares. Following the completion of this offering and the Underwritten Public Offering, Peter Livanos, individually or through entities controlled by the Livanos family, and Marc Saverys, individually or through Saverco, will beneficially own approximately 12.1% and 10.9%, respectively, of our outstanding ordinary shares (12.0% and 10.7% respectively, if the underwriters exercise their over-allotment option to purchase additional ordinary shares in full in the Underwritten Public Offering).

OUR BUSINESS STRATEGIES

Our primary objectives are to manage the size of our fleet according to market circumstances and to maximize shareholder value. The key elements of our strategy are:

Selectively buy and sell vessels in our fleet in order to maintain high quality vessels at attractive prices. We believe that our recent purchase of the Maersk Acquisition Vessels and the VLCC Acquisition Vessels represented an attractive investment opportunity to grow our revenue and earnings at a favorable price. With respect to the 15 modern Maersk Acquisition Vessels, we paid $65.3 million on average per VLCC, and with respect to the four modern VLCC Acquisition Vessels, we paid $85.5 million on average per VLCC, as compared to the current price of newbuilding VLCCs of approximately $97.0 million per VLCC, according to Drewry. In addition, we believe that the Maersk Acquisition Vessels will enable us to capitalize on potential near-term improvements in tanker market charter rates, instead of having to wait several years to receive newbuilding vessels from shipyards. We also recently sold three VLCCs (Luxembourg, Antarctica and Olympia) for offshore conversion projects at what we believe are attractive prices compared to the sale prices of other similar vessels. When evaluating future transactions, we will consider and analyze, among other things, our charter rate expectations for the tanker sector, current vessel prices achieved in the sale and purchase market for vessels, the expected cash flow for vessels relative to the proposed price, vessel specifications, including modern, environmentally safe features, and any related charter employment. While there is no guarantee that we will be able to acquire and dispose of vessels according to this strategy in the future, we believe that our disciplined acquisition approach, combined with our management’s knowledge of the tanker sector, will provide us with opportunities to manage the size of our fleet and generate returns and distributions for our shareholders.

Optimize our exposure to the spot market to maximize earnings. We actively manage the employment of our operating fleet between spot market voyages and time charters. Our strategy is to maximize our exposure to the spot market, which has historically been volatile, but which we believe has delivered the highest returns on average, while securing stable cash flow in anticipation of decreasing markets by chartering some of our vessels on fixed-rate time charters or, in the case of our two FSOs, in the offshore storage sector on fixed-rate service contracts. As part of our focus on the spot market, we seek to leverage our participation in the TI Pool to benefit from the economies of scale and greater vessel utilization that the TI Pool can generate. We believe that the revenues that our vessels achieve in the TI Pool will exceed the rate we would otherwise achieve by operating these vessels outside of the TI Pool.

Utilize our high quality assets to continue to capitalize on floating crude oil storage opportunities. We believe that we can increase shareholder value by opportunistically employing some of our vessels as crude oil storage units. We may look to deploy some of our vessels in the offshore market on long-term contracts for floating storage projects at rates higher than may otherwise be achieved in the tanker time charter market. We may also sell our vessels for conversion to third-party owners active in the offshore market at prices exceeding levels that could be realized in the conventional ship sale and purchase market. We currently operate two FSOs in which we own a 50% interest on long-term service contracts with Maersk Oil. Over the last several years, we have sold five of our ships into the offshore conversion market at a premium above prices achievable in the broader ship sale and purchase market. We believe that our presence in the offshore market, coupled with the growing trend toward offshore exploration and development projects globally, will lead to additional growth opportunities in the future.

Maintain a strong balance sheet with access to capital. We seek to optimize and constantly monitor our leverage while adapting it to changing market conditions. We plan to finance our business and future vessel acquisitions with a mix of debt and equity from commercial banks and from the capital markets. We believe that maintaining a strong balance sheet will enable us to access more favorable chartering opportunities as end users have increasingly favored well-capitalized owners, as well as give us a competitive advantage in pursuing vessel acquisitions at attractive times in the cycle.

Maintain cost efficient in-house vessel operations and corporate expenses. Through our in-house vessel operations, we believe that we are better able to monitor our operations, enabling us to maximize revenues and reduce our costs while offering our customers the quality of performances, services and reliability they demand, compared to other vessel owners and operators who outsource these functions. We have a track record of safe operations and outperform the industry benchmarks set by Intertanko, the organization of independent tanker vessels, and the OCIMF in its TMSA for operating days, lack of lost time incidents, and operating expenses, all of which ensures that maximum value can be delivered while minimizing human and environmental risks.

RECENT AND OTHER DEVELOPMENTS

Vessel Acquisitions and Dispositions

During the period from February 2014 through October 2014, we took delivery of all of the Maersk Acquisition Vessels, Nautilus, Nucleus, Navarin, Newton, Sara, Ilma, Nautic, Ingrid, Noble, Nectar, Simone, Neptun, Sonia, Iris, and Sandra.

In April 2014, our counterparty exercised a purchase option to buy the Olympia and the Antarctica from us for an aggregate purchase price of $178.0 million, less a $20.0 million option fee that we received in January 2011. The Olympia was delivered to its new owner on September 8, 2014 and the Antarctica was delivered to its new owner on January 15, 2015. The sales resulted in a combined loss of $7.4 million which was recorded in the second quarter of 2014.

In December 2014, we took delivery of the first two VLCC Acquisition Vessels, Hojo and Hakone.

New Chartering Joint Venture

On October 1, 2014, Tankers International, of which we own 41.1%, and Frontline, a company not affiliated with us, announced the formation of VLCC Chartering Ltd., a new chartering joint venture that has access to the combined fleets of Frontline and the TI Pool, including our vessels that are operating in the TI Pool. VLCC Chartering Ltd. commenced operations on October 6, 2014. Tankers International and Frontline each own 50% of VLCC Chartering Ltd. Beginning October 1, 2014, we expect to treat VLCC Chartering Ltd. as an associate and account for it using the equity method.

$340.0 Million Senior Secured Credit Facility

On October 13, 2014, we entered into a $340.0 million senior secured credit facility to partially finance the purchase price of the VLCC Acquisition Vessels and to repay and retire our $300.0 million Secured Loan Facility dated April 3, 2009. The credit facility has a term of seven years and bears interest at a rate of LIBOR plus a margin of 2.25% per annum. For further information about this facility, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources-Our Borrowing Activities.”

Registration Rights Agreement

At or prior to the closing of the Underwritten Public Offering, we expect to enter into a registration rights agreement with companies affiliated with our Chairman, Peter Livanos, or the Ceres Shareholders, and companies affiliated with our Vice Chairman, Marc Saverys, or the Saverco Shareholders.

Pursuant to the registration rights agreement, each of the Ceres Shareholders as a group and the Saverco Shareholders as a group will have the right, subject to certain terms and conditions, to require us, on one occasion each beginning 90 days following the closing of the Underwritten Public Offering and ending 12 calendar months after our ordinary shares have been registered under the Exchange Act, to cause us to register under the Securities Act our ordinary shares held by them for offer and sale to the public, including by way of an underwritten public offering. Each of the Ceres Shareholders as a group and the Saverco Shareholders as a group will be able to piggyback on the others’ demand registration. The Ceres Shareholders and the Saverco Shareholders are only treated as having made their request if the registration statement for such shareholder group’s shares is declared effective.

Once we are eligible to do so, commencing 12 calendar months after the ordinary shares have been registered under the Exchange Act, the Ceres Shareholders and the Saverco Shareholders may require us to file shelf registration statements permitting sales by them of ordinary shares into the market from time to time over an extended period. The Ceres Shareholders and the Saverco Shareholders can also exercise piggyback registration rights to participate in certain registrations of ordinary shares by us. All expenses relating to the registrations, including the participation of our executive management team in two marketed roadshows and a reasonable number of marketing calls in connection with one-day or overnight transactions, will be borne by us. The registration rights agreement also contains provisions relating to indemnification and contribution. There are no specified financial remedies for non-compliance with the registration rights agreement.

Underwritten Public Offering

Concurrently with this Exchange Offer, we plan to offer and sell 13,550,000 of our ordinary shares through the Underwritten Public Offering. This Exchange Offer is not contingent on the successful completion of the Underwritten Public Offering.

RISK FACTORS

You should carefully consider the risks described in “Risk Factors” and the other information in this prospectus before deciding whether to exchange your ordinary shares.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

While we were incorporated in 2003, we had less than $1.0 billion in revenue during our last fiscal year, which means that we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These provisions include:

•	the ability to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in the registration statement for our initial public offering; and

•	exemption from the auditor attestation requirement of management’s assessment of the effectiveness of the emerging growth company’s internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.0 billion in “total annual gross revenues” during our most recently completed fiscal year, if we become a “large accelerated filer” with a public float of more than $700 million, or as of any date on which we have issued more than $1.0 billion in non-convertible debt over the three year period prior to such date. We may choose to take advantage of some, but not all, of these reduced reporting requirements. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We currently prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to U.S. GAAP while we are still an emerging growth company, we may be able to take advantage of the benefits of this extended transition period and, as a result, during such time that we delay the adoption of any new or revised accounting standards, our consolidated financial statements may not be comparable to other companies that comply with all public company accounting standards.

CORPORATE STRUCTURE

We were incorporated under the laws of Belgium on June 26, 2003, and we grew out of the combination of certain tanker activities carried out by three companies that had a strong presence in the shipping industry: CMB, formed in 1895, CNN, formed in 1938, and Ceres Hellenic, formed in 1950. Our predecessor started doing business under the name “Euronav” in 1989.

Our principal shareholders are Peter Livanos, individually or through entities controlled by the Livanos family, including our corporate director TankLog, and Marc Saverys, individually or through Saverco, an entity controlled by him. Both the Livanos and the Saverys families have been a continuous presence in the shipping industry since the early nineteenth century as owners of Ceres Hellenic, and of CMB and CNN, respectively. TankLog is represented on our Board of Directors by Peter Livanos through his appointment as permanent representative of TankLog, in which capacity he serves as the Chairman of our Board. The Vice Chairman of our Board of Directors, Marc Saverys, is the Chairman of CMB and controls Saverco, a company that is currently CMB’s majority shareholder. Peter Livanos, individually or through entities controlled by the Livanos family, and Marc Saverys, individually or through Saverco, currently beneficially own approximately 14.5% and 11.5%, respectively, of our existing outstanding ordinary shares. Following the completion of this offering and the Underwritten Public Offering, Peter Livanos, individually or through entities controlled by the Livanos family, and Marc Saverys, individually or through Saverco, will beneficially own approximately 12.1% and 10.9%, respectively, of our outstanding ordinary shares (12.0% and 10.7% respectively, if the underwriters exercise their over-allotment option to purchase additional ordinary shares in full in the Underwritten Public Offering).

We own our vessels either directly at the parent level, indirectly through our wholly-owned vessel owning subsidiaries, or jointly through our 50%-owned subsidiaries. We conduct our vessel operations through our wholly-owned subsidiaries Euronav Ship Management SAS, Euronav SAS and Euronav Ship Management (Hellas) Ltd., and also through the TI Pool. Our subsidiaries are incorporated under the laws of Belgium, France, United Kingdom, Liberia, Luxembourg, Cyprus, Hong Kong and the Marshall Islands. Our vessels are flagged in Belgium, the Marshall Islands, France, Panama and Greece.

The diagram below depicts our organizational structure, including the ownership of our direct and indirect management entities and vessel-owning subsidiaries, as of January 16, 2015. The diagram does not reflect ownership of the Company by our principal or other shareholders.

PRINCIPAL EXECUTIVE OFFICES

Our principal executive headquarters are located at De Gerlachekaai 20, 2000 Antwerpen, Belgium. Our telephone number at that address is 011-32-3-247-4411. We also have offices located in the United Kingdom, France, Greece and Hong Kong. Our website is www.euronav.com. The information contained on our website is not a part of this prospectus.

OTHER INFORMATION

Because we are incorporated under the laws of Belgium and substantially all of our assets are located outside of the United States, you may encounter difficulty protecting your interests as shareholders, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforcement of Civil Liabilities” for more information.

SUMMARY OF THE EXCHANGE OFFER

Issuer	Euronav NV, a company formed under the laws of Belgium

Background	We sold the Original Shares in offshore transactions to non-U.S. persons pursuant to Regulation S under the Securities Act of 1933, as amended, and in the United States to “qualified institutional buyers” as defined in, and in reliance on, Rule 144A. The Original Shares consist of all of our issued and outstanding ordinary shares as of January 20, 2015 (not including the ordinary shares held by affiliates of ours). For Belgian law purposes, the Exchange Offer does not qualify as a public offer but as a “Corporate Action”, which allows Belgian shareholders to reposition their Original Shares to the Company’s register in the United States. Our ordinary shares currently trade on the Euronext Brussels, under the symbol “EURN.”

Offer to Exchange Original Shares for Exchange Shares	Under the terms of the Exchange Offer, you are entitled to exchange Original Shares for Exchange Shares. All Original Shares that are validly tendered and not validly withdrawn prior to the expiration of the Exchange Offer will be exchanged promptly. Any Original Shares not accepted for tender for any reason will be returned promptly after termination or expiration of the Exchange Offer.

Any holder electing to have Original Shares exchanged pursuant to this Exchange Offer must properly tender such holder’s Original Shares for Exchange Shares prior to 5:00 p.m. New York City time (11:00 p.m. Belgium time) on the Expiration Date, as defined below.

The Exchange Offer is not being made to, nor will we accept surrenders of Original Shares for exchange from, holders of Original Shares in any jurisdiction in which the Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of the jurisdiction, nor to any person or entity to whom it is unlawful to make such offer.

Affiliates of ours (within the meaning of Rule 405 under the Securities Act), may not participate in the Exchange Offer.

Procedures for Tendering Original Shares	If you wish to tender your Original Shares for exchange in the Exchange Offer, you must instruct the Exchange Agent, through your financial intermediary, to tender the Original Shares on your behalf, and you must send to the Exchange Agent through your financial intermediary, on or before the Expiration Date, a properly completed and executed letter of transmittal and exchange form, which has been provided to you with this prospectus and any other documentation requested by the letter of transmittal. Such documents may also be obtained from the Company’s website at www.euronav.com.

If you beneficially own Original Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Original Shares in the Exchange Offer, you should contact the registered holder promptly and instruct it to tender on your behalf accordingly.

Expiration Date	The Exchange Offer will remain open for at least 60 days and will expire at 5:00 p.m., New York City time (11:00 p.m. Belgium time), on , 2015, unless extended by us at our sole discretion, or the Expiration Date.

Resales of Exchange Shares

We believe that the Exchange Shares may be offered for resale, resold or otherwise transferred by you (unless you are an “affiliate” of ours within the meaning of Rule 405 of the Securities Act) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

•    You acquire the Exchange Shares in the ordinary course of business; and

•     You are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate in the distribution of the Exchange Shares.

If any of the foregoing is not true and you transfer any Exchange Shares without delivering a prospectus meeting the requirements of the Securities Act and without an exemption for the transfer of your Exchange Shares from such requirements, you may incur liability under the Securities Act. We do not assume or indemnify you against such liability. If you are a broker-dealer and receive Exchange Shares for your own account in exchange for Original Shares that were acquired as a result of market-making activities or other trading activities, you must represent to us that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Shares.

Consequences of Failure to Exchange

If we complete the Exchange Offer and you do not participate in it, then:

•    Your Original Shares will continue to be subject to the existing restrictions upon their transfer; and

•    The liquidity of the market for your Original Shares could be adversely affected.

Withdrawal of Tenders	You may withdraw your tender of Original Shares at any time prior to the Expiration Date. To withdraw, you must submit a notice of withdrawal to the Exchange Offer before 5:00 p.m., New York City time (11:00 p.m. Belgium time) on the Expiration Date.

Conditions to Exchange Offer	The Exchange Offer is subject to certain customary conditions.

Tax Considerations

Belgian residents or non-residents in Belgium should not be deemed to recognize a gain or loss for Belgian income tax purposes on the exchange of Original Shares for Exchange Shares pursuant to the Exchange Offer.

A shareholder will not recognize gain or loss for U.S. federal income tax purposes on the exchange of Original Shares for Exchange Shares pursuant to the Exchange Offer.

Until the shares become traded on an established securities market in the United States, any dividends paid by us will be treated as ordinary income to a U.S. shareholder, and may continue to be so treated even after we become publicly traded. On the disposition of our ordinary shares, a U.S. shareholder will recognize capital gain or loss, which will be treated as long-term capital gain or loss if the shares have been held for more than one year. Under certain circumstances, we may be treated as a “passive foreign investment company” for U.S. federal income tax purposes. If we were to be so treated, dividends paid by us will be treated as ordinary income to a U.S. shareholder. In addition, a U.S. shareholder may be subject to adverse U.S. federal income tax consequences with respect to certain distributions received from us and gain on the sale of our shares, although a U.S. shareholder may be able to make certain tax elections to ameliorate these adverse consequences.

Please see “Taxation.”

Use of Proceeds	We will not receive any cash proceeds from the delivery of the Exchange Shares in this Exchange Offer. See “Use of Proceeds.”

Exchange Agent	KBC Securities NV has been appointed as the Company’s exchange and information agent, or the Exchange Agent, in connection with the Exchange Offer for purposes of obtaining the required documents from our shareholders to tender Original Shares in the Exchange Offer. Computershare Trust Company N.A., or Computershare, our transfer agent, will act as agent for purposes of exchanging Original Shares for Exchange Shares.

Exchange Shares	The Exchange Shares are identical to the Original Shares except that the Exchange Shares will be subject to a temporary difference in dividend entitlement during the Transition Period and will not bear legends restricting their transfer.

For more details, please read “The Exchange Offer.”

SUMMARY FINANCIAL AND OPERATING DATA

The following table presents, in each case for the periods and as of the dates indicated, historical summary consolidated financial and other data. The summary consolidated statement of profit or loss data and summary cash flow data for the years ended December 31, 2013, 2012 and 2011 and the summary consolidated statement of financial position data for the years ended December 31, 2013 and 2012 have been derived from the audited consolidated financial statements, and the notes thereto, included in this prospectus. The summary consolidated statement of profit or loss data and summary cash flow data for the nine months ended September 30, 2014 and 2013 and the summary consolidated statement of financial position data as of September 30, 2014 have been derived from the unaudited condensed consolidated interim financial statements, and the notes thereto, included in this prospectus. The financial statements included herein have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and are in U.S. dollars. The following financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and related notes, and other financial information appearing elsewhere in this prospectus.

Consolidated Statement of Profit or Loss Data (US$ in thousands, except per share data)	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012	2011
Revenue	329,119	224,327	304,622	320,836	326,315
Gains on disposal of vessels/other tangible assets	8,776	—	8	10,067	22,153
Other operating income	6,558	10,204	11,520	10,478	5,773
Expenses for shipping activities	(203,865)	(154,593)	(206,528)	(210,558)	(212,459)
Losses on disposal of vessels	—	(215)	(215)	(32,080)	(25,501)
Impairment on non-current assets held for sale	(7,416)	—	—	—	—
Depreciation tangible assets	(113,045)	(102,378)	(136,882)	(146,881)	(142,358)
Depreciation intangible assets	(14)	(70)	(75)	(181)	(213)
Employee benefits	(15,021)	(10,071)	(13,881)	(15,733)	(15,581)
Other operating expenses	(13,258)	(8,268)	(13,283)	(15,065)	(13,074)

Result from operating activities	(8,166)	(41,064)	(54,714)	(79,117)	(54,945)

Finance income	1,594	1,351	1,993	5,349	5,663
Finance expenses	(57,489)	(40,485)	(54,637)	(55,507)	(52,484)

Net finance expense	(55,895)	(39,134)	(52,644)	(50,158)	(46,821)
Share of profit (loss) of equity accounted investees (net of income tax)	22,294	13,887	17,853	9,953	5,897

Profit (loss) before income tax	(41,767)	(66,311)	(89,505)	(119,322)	(95,869)

Income tax expense	(94)	(99)	(178)	726	(118)

Profit (loss) for the period	(41,861)	(66,410)	(89,683)	(118,596)	(95,987)

Attributable to:
Owners of the Company	(41,861)	(66,410)	(89,683)	(118,596)	(95,987)

Basic earnings per share	(0.37)	(1.33)	(1.79)	(2.37)	(1.92)
Diluted earnings per share	(0.37)	(1.33)	(1.79)	(2.37)	(1.92)

Consolidated Statement of Financial Position Data (at Period End) (US$ in thousands, except for per share and fleet data)	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012	2011
Cash and cash equivalents	105,542		74,309	113,051	163,108
Vessels	2,049,289		1,434,800	1,592,837	1,616,178
Vessels under construction	—		—	—	89,619
Current and non-current bank loans	907,321		847,763	911,474	938,992
Equity attributable to Owners of the Company	1,476,228		800,990	866,970	980,988
Cash flow data
Net cash inflow/(outflow)
Operating activities	(35,915)	(28,847)	(8,917)	69,812	28,060
Investing activities	(796,810)	42,882	28,114	(86,986)	39,852
Financing activities	864,658	(72,124)	(57,384)	(33,117)	(48,606)
Fleet Data (Unaudited)
VLCCs
Average number of vessels(1)	18	11	11	13	14
Calendar days(2)	4,980	3,058	4,085	4,940	5,264
Vessel operating days(3)	4,884	3,004	4,036	4,891	5,119
Available days(4)	4,929	3,010	4,044	4,910	5,198
Fleet utilization(5)	99%	100%	99.8%	99.6%	98.5%
Daily TCE charter rates(6)	$25,050	$25,077	$25,785	$23,510	$24,457
Daily vessel operating expenses(7)	$8,356	$7,968	$8,178	$7,761	$7,440
Suezmaxes
Average number of vessels(1)	19	19	19	18	18
Calendar days(2)	5,187	5,101	6,848	6,588	6,578
Vessel operating days(3)	5,066	4,964	6,661	6,436	6,448
Available days(4)	5,163	5,005	6,664	6,489	6,456
Fleet utilization(5)	98%	99%	100%	99.2%	99.9%
Daily TCE charter rates(6)	$24,002	$18,532	$19,284	$21,052	$24,237
Daily vessel operating expenses(7)	$8,158	$7,697	$7,753	$7,868	$8,442
Average daily general and administrative expenses per vessel – owned tanker segment only(8)	$2,781	$2,248	$2,485	$2,672	$2,420
Other data
EBITDA (unaudited)(9)	$127,187	$75,271	$100,096	$77,898	$93,523
Adjusted EBITDA (unaudited)(9)	$154,462	$104,355	$138,853	$120,719	$128,367
Time charter equivalents revenues	$243,941	$167,326	$232,519	$250,476	$281,476
Basic weighted average shares outstanding	112,238,388	50,000,000	50,230,438	50,000,000	50,000,000
Diluted weighted average shares outstanding	112,238,388	50,000,000	50,230,438	50,000,000	50,000,000

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was part of our fleet during the period divided by the number of calendar days in that period.
(2)	Calendar days are the total days the vessels were in our possession for the relevant period, including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(3)	Vessel operating days are the total days our vessels were in our possession for the relevant period net of all off-hire days (scheduled and unscheduled), including off-hire days, associated with major repairs, drydockings or special or intermediate surveys.
(4)	Available days are the total days our vessels were in our possession for the relevant period net of scheduled off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(5)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days and is determined by dividing Vessel operating days by available days for the relevant period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or intermediate or vessel positioning.

(6)	Time Charter Equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating the TCE rate is consistent with industry standards and is determined by dividing total voyage revenues less voyage expenses by vessel operating days for the relevant time period. The period over which voyage revenues are recognized commences at the time the vessel leaves the port at which she discharged her cargo related to her previous voyage (or as the case may be when a vessel is leaving a yard at which she went to drydock or in the case of a newbuilding or a newly acquired vessel as from the moment the vessel is available to take a cargo. The period ends at the time that discharge of cargo is completed. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. We may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances.

The TCE rate is not a measure of financial performance under IFRS (non-IFRS measure), and should not be considered as an alternative to voyage revenues, the most directly comparable IFRS measure, or any other measure of financial performance presented in accordance with IFRS. However, TCE rate is standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the nine months ended September 30, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011:

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012	2011
VLCC
Net VLCC revenues for all employment types	$122,345,219	$75,331,000	$104,068,875	$114,987,548	$125,195,000
Total VLCC operating days	4,884	3,004	4,036	4,891	5,119
Daily VLCC TCE Rate	$25,050	$25,077	$25,785	$23,510	$24,457
SUEZMAX
Net Suezmax revenues for all employment types	$121,595,341	$91,994,953	$128,449,941	$135,488,742	$156,280,502
Total Suezmax operating days	5,066	4,964	6,661	6,436	6,448
Daily Suezmax rate	$24,002	$18,532	$19,284	$21,052	$24,237
Tanker Fleet
Net Tanker fleet revenues for all employment type	$243,940,560	$167,325,953	$232,518,816	$250,476,290	$281,475,502
Total Fleet operating days	9,950	7,968	10,697	11,327	11,568
Daily Fleetwide TCE	$24,517	$21,000	$21,737	$22,113	$24,332

The following table reflects the calculation of our net revenues for the nine months ended September 30, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011:

	Nine Months Ended September 30,		Year Ended December 31,
(US$ in thousands)	2014	2013	2013	2012	2011
Voyage charter revenues	$230,033	$122,141	$171,225	$175,947	$139,265
Time charter revenues	$99,086	$102,186	$133,396	$144,889	$187,050

Subtotal revenue	$329,119	$224,327	$304,622	$320,836	$326,315
Other income	$6,558	$10,204	$11,520	$10,478	$5,773

Total operating revenues	$335,677	$234,531	$316,142	$331,314	$332,088
Net Tanker Fleet Revenues reconciliation
Tanker Fleet
Share of total Revenues attributable to ships owned by Euronav*	$335,067	$225,732	$312,103	$322,576	$328,359
less voyage expenses and commissions	$(91,127)	$(58,406)	$(79,584)	$(72,100)	$(46,884)

Net Total Tanker Fleet	$243,940	$167,326	$232,519	$250,476	$281,476
of which Net VLCC Revenues for all employment types	$121,345	$75,331	$104,069	$114,988	$125,195
of which Net Suezmax Revenues for all employment types	$121,595	$91,995	$128,450	$135,489	$156,281

*	Some revenues are excluded because these do not relate directly to vessels.

(7)	Daily vessel operating expenses, or DVOE, is calculated by dividing direct vessel expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance and maintenance and repairs, by calendar days for the relevant time period.
(8)	Average daily general and administrative expenses are calculated by dividing general and administrative expenses by calendar days for our owned tanker segment and relevant time period. Average daily general and administrative expenses are lower when our jointly-owned vessels are included in this calculation.
(9)	EBITDA (a non-IFRS measure) represents operating earnings before interest expense, income, taxes and depreciation expense attributable to us. EBITDA is presented to provide investors with meaningful additional information that management uses to monitor ongoing operating results and evaluate trends over comparative periods. We believe that EBITDA is useful to investors as the shipping industry is capital intensive which often brings significant cost of financing. EBITDA should not be considered a substitute for profit/(loss) attributable to us or cash flow from operating activities prepared in accordance with IFRS as issued by the IASB or as a measure of profitability or liquidity. The definition of EBITDA used here may not be comparable to that used by other companies.

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012	2011
EBITDA Reconciliation (unaudited)
Profit (loss) for the period	$(41,861)	$(66,410)	$(89,683)	$(118,596)	$(95,987)
plus Net finance expenses	$55,895	$39,134	$52,644	$50,158	$46,821
plus Depreciation of tangible and intangible assets	$113,059	$102,448	$136,957	$147,062	$142,571
plus Income tax expense	$94	$99	$178	$(726)	$118

EBITDA (unaudited)	$127,187	$75,271	$100,096	$77,898	$93,523

Adjusted EBITDA (a non-IFRS measure) represents operating earnings (including the share of EBITDA of equity accounted investees) before interest expense, income, taxes and depreciation expense attributable to us. Adjusted EBITDA provides investors with meaningful additional information that management uses to monitor ongoing operating results and evaluate trends over comparative periods as the shipping industry is a capital intensive industry which often brings significant cost of financing. We also believe that Adjusted EBITDA is useful to investors and equity analysts as a measure of our operating performance that can be readily compared to other companies and we use Adjusted EBITDA in our internal evaluation of operating effectiveness and decisions regarding the allocation of resources. Adjusted EBITDA should not be considered a substitute for profit/(loss) attributable to us or cash flow from operating activities prepared in accordance with IFRS as issued by the IASB or any other measure of operating performance. The definition of Adjusted EBITDA used here may not be comparable to that used by other companies.

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012	2011
Adjusted EBITDA Reconciliation (unaudited)
Profit (loss) for the period using proportionate method for Equity Accounted Investees	$(41,861)	$(66,410)	$(89,683)	$(118,596)	$(95,987)
plus Net finance expenses	$55,895	$39,134	$52,644	$50,158	$46,821
plus Net finance expenses JV	$5,558	$6,134	$8,352	$12,370	$8,892
plus Depreciation of tangible and intangible assets	$113,059	$102,448	$136,957	$147,062	$142,571
plus Depreciation of tangible and intangible assets JV	$21,717	$22,950	$30,405	$30,451	$25,952
plus Income tax expense	$94	$99	$178	$(726)	$118
plus Income tax expense JV	$—	$—	$—	$—	$—

Adjusted EBITDA (unaudited)	$154,462	$104,355	$138,853	$120,719	$128,367

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. Where any forward-looking statement includes a statement about the assumptions or bases underlying the forward-looking statement, we caution that, while we believe these assumptions or bases to be reasonable and made in good faith, assumed facts or bases almost always vary from the actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, our management expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis. We cannot assure you, however, that the statement of expectation or belief will result or be achieved or accomplished. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. Forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions. Forward-looking statements involve risks and uncertainties that may cause actual future activities and results of operations to be materially different from those suggested or described in this prospectus. These risks include the risks that are identified in the “Risk Factors” section of this prospectus, and also include, among others, risks associated with the following:

•	competition within our industry;

•	oversupply of vessels comparable to ours or higher specification vessels;

•	corruption, piracy, militant activities, political instability, terrorism, ethnic unrest and regionalism in countries where we may operate;

•	delays and cost overruns in construction projects;

•	our level of indebtedness;

•	our ability to incur additional indebtedness under and compliance with restrictions and covenants in our debt agreements;

•	our need for cash to meet our debt service obligations;

•	our levels of operating and maintenance costs;

•	availability of skilled workers and the related labor costs;

•	compliance with governmental, tax, environmental and safety regulation;

•	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, or other applicable regulations relating to bribery;

•	general economic conditions and conditions in the oil and natural gas industry;

•	effects of new products and new technology in our industry;

•	termination of our customer contracts;

•	our dependence on key personnel;

•	adequacy of insurance coverage;

•	our ability to obtain indemnity from customers;

•	changes in laws, treaties or regulations;

•	the volatility of the price of our ordinary shares; and

•	our incorporation under the laws of Belgium and the limited rights to relief that may be available compared to other countries, including the United States.

Any forward-looking statements contained in this prospectus should not be relied upon as predictions of future events. No assurance can be given that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is not realized. You should thoroughly read this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. Some important factors that could cause actual results to differ materially from those in the forward-looking statements are, in certain instances, included with such forward-looking statements and in “Risk Factors” in this prospectus. Additionally, new risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the forward-looking statements by these cautionary statements.

Readers are cautioned not to place undue reliance on the forward-looking statements contained in this prospectus, which represent the best judgment of our management. Such statements, estimates and projections reflect various assumptions made by us concerning anticipated results, which are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond our control and which may or may not prove to be correct. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

You should consider carefully the following risk factors, as well as the other information contained in this prospectus, before deciding to participate in the Exchange Offer. The following risks relate principally to us and our business and the industry in which we operate, the securities market and ownership of our ordinary shares. Any of the risk factors described below could significantly and negatively affect our business, financial condition or operating results, which may reduce our ability to pay dividends and lower the trading price of our ordinary shares. You may lose part or all of your investment.

RISKS RELATED TO OUR INDUSTRY

If the tanker industry, which historically has been cyclical, continues to be depressed in the future, our earnings and available cash flow may be adversely affected.

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. During the five year period from 2010 through 2014, time charter equivalent (TCE) spot rates for a VLCC trading between the Middle East Gulf and Japan ranged from negative values to a high of $87,500 per day. This volatility continued in 2014, with average monthly rates on the same route fluctuating between $87,500 to $5,300 per day. A worsening of the current global economic conditions may adversely affect our ability to charter or recharter our vessels or to sell them on the expiration or termination of their charters, or any renewal or replacement charters that we enter into may not be sufficient to allow us to operate our vessels profitably. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for tanker capacity include:

•	supply and demand for energy resources and oil, petroleum products and natural gas;

•	regional availability of refining capacity and inventories;

•	global and regional economic and political conditions, including armed conflicts, terrorist activities and strikes;

•	the distance over which the oil and the oil products are to be moved by sea;

•	changes in seaborne and other transportation patterns;

•	environmental and other legal and regulatory developments;

•	weather and natural disasters;

•	competition from alternative sources of energy; and

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.

The factors that influence the supply of tanker capacity include:

•	supply and demand for energy resources and oil and petroleum products;

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	conversion of tankers to other uses;

•	the number of vessels that are out of service;

•	environmental concerns and regulations; and

•	port or canal congestion.

Declines in oil and natural gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our future growth in the offshore sector. Sustained periods of low oil and natural gas prices typically result in reduced exploration and extraction because oil and natural gas companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a material effect on demand for our services, and periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels, particularly older and less technologically-advanced vessels, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and natural gas industry. Any decrease in exploration, development or production expenditures by oil and natural gas companies could reduce our revenues and materially harm our business, results of operations and cash available for distribution.

Any decrease in shipments of crude oil may adversely affect our financial performance.

The demand for our vessels and services in transporting oil derives primarily from demand for Arabian Gulf, West African, North Sea and Caribbean crude oil, which, in turn, primarily depends on the economies of the world’s industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world’s industrial economies and their demand for crude oil from the mentioned geographical areas. One such factor is the price of worldwide crude oil. The world’s oil markets have experienced high levels of volatility in the last 25 years. In 2012, crude oil reached a high of $118.74 per barrel and a low of $91.19 per barrel, in 2013, crude oil reached a high of $118.90 per barrel and a low of $97.69 per barrel and in 2014, crude oil reached a high of $111.57 per barrel and a low of $54.36 per barrel. As of January 16, 2015, crude oil was $48.49 per barrel.

Any decrease in shipments of crude oil from the above-mentioned geographical areas would have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:

•	increased crude oil production from other areas, including the exploitation of shale reserves in the United States and the growth in its domestic oil production and exportation;

•	increased refining capacity in the Arabian Gulf or West Africa;

•	increased use of existing and future crude oil pipelines in the Arabian Gulf or West Africa;

•	a decision by Arabian Gulf or West African oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;

•	armed conflict in the Arabian Gulf and West Africa and political or other factors; and

•	trade embargoes or other economic sanctions by the United States and other countries against Russia as a result of increased political tension due to Russia’s recent annex of Crimea; and

•	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

In addition, the current economic conditions affecting the United States and world economies may result in reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our earnings and our ability to pay dividends.

An over-supply of tanker capacity may lead to a reduction in charter rates, vessel values, and profitability.

The market supply of tankers is affected by a number of factors, such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, and the current and expected purchase orders for newbuildings. If the capacity of new tankers delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. If the supply of tanker capacity increases and if the demand for tanker capacity decreases or does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and available cash and our ability to comply with the covenants in our loan agreements.

Our growth in the offshore FSO sector depends on the level of activity in the offshore oil and natural gas industry, which is significantly affected by, among other things, volatile oil and natural gas prices, and may be materially and adversely affected by a decline in the offshore oil and natural gas industry.

The offshore production, storage and export industry is cyclical and volatile. Our growth strategy includes on expansion in the offshore FSO sector, which depends on the level of activity in oil and natural gas exploration, development and production in offshore areas worldwide. The availability of quality FSO prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments affect customers’ FSO programs. Oil and natural gas prices and market expectations of potential changes in these prices also significantly affect this level of activity and demand for offshore units.

Our results of operations are subject to seasonal fluctuations, which may adversely affect our financial condition.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, charter rates. Peaks in tanker demand quite often precede seasonal oil consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can broadly be classified into two main categories: (1) increased demand prior to Northern Hemisphere winters as heating oil consumption increases and (2) increased demand for gasoline prior to the summer driving season in the United States. Unpredictable weather patterns and variations in oil reserves disrupt tanker scheduling. This seasonality may result in quarter-to-quarter volatility in our operating results, as many of our vessels trade in the spot market. Seasonal variations in tanker demand will affect any spot market related rates that we may receive.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden. Although the frequency of sea piracy worldwide decreased during 2013 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “enhanced risk” zones, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows and financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

The current state of the global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms and otherwise negatively impact our business.

Global financial markets and economic conditions have been, and continue to be, volatile. In recent years, operating businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. Since 2008, there has been a general decline in the willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets may increase as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, additional financing may not be available if needed and to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to expand or meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

If economic conditions throughout the world continue to be volatile, it could impede our operations.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of new challenges, including uncertainty related to the continuing discussions in the United States regarding the U.S. federal debt ceiling, mandatory reductions in U.S. federal spending, continuing turmoil and hostilities in the Middle East, North Africa, Russia, the Ukraine and Crimea and other geographic areas and countries, continuing economic weakness in the European Union and softening growth in China. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our results of operations and cash flows.

The economies of the United States, the European Union and other parts of the world continue to experience relatively slow growth or remain in recession and exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Since 2008, lending by financial institutions worldwide remains at significantly lower levels than in the period preceding 2008.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations and financial condition and may cause the price of our ordinary shares to decline.

The instability of the Euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was established on September 27, 2012 to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the Euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and gas and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

Consolidation and governmental regulation of suppliers may increase the cost of obtaining supplies or restrict our ability to obtain needed supplies, which may have a material adverse effect on our results of operations and financial condition.

We rely on third-parties to provide supplies and services necessary for our operations, including equipment suppliers, caterers and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. With respect to certain items, we are generally dependent upon the original equipment manufacturer for repair and replacement of the item or its spare parts. Such consolidation may result in a shortage of supplies and services thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time. These cost increases or delays could have a material adverse effect on our results of operations and result in downtime, and delays in the repair and maintenance of our vessels and FSOs. Furthermore, many of our suppliers are U.S. companies or non-U.S. subsidiaries owned or controlled by U.S. companies, which means that in the event a U.S. supplier was debarred or otherwise restricted by the U.S. government from delivering products, our ability to supply and service our operations could be materially impacted. In addition, through regulation and permitting, certain foreign governments effectively restrict the number of suppliers and technicians available to supply and service our operations in those jurisdictions, which could materially impact our operations and financial condition.

We are subject to complex laws and regulations, including environmental laws and regulations that can adversely affect our business, results of operations, cash flows, financial condition, and our available cash.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, the U.S. Clean Water Act, the U.S. Marine Transportation Security Act of 2002, European Union regulations, regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, and the International Ship and Port Facility Security Code. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Oil spills that occur from time to time may also result in additional legislative or regulatory initiatives that may affect our operations or require us to incur additional expenses to comply with such new laws or regulations.

These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-nautical mile exclusive economic zone around the United States (unless the spill results solely from the act or omission of a third-party, an act of God or an act of war). An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under international and U.S. federal, state and local laws, as well as third-party damages, including punitive damages, and could harm our reputation with current or potential charterers of our tankers. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code, promulgated by the IMO under the International Convention for the Safety of Life at Sea of 1974, or SOLAS. The ISM Code requires the party with operational control of a vessel to develop and maintain an extensive “Safety Management System” that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, invalidation of our existing insurance or a reduction in available insurance coverage for our affected vessels.

Non-compliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

Declines in charter rates and other market deterioration could cause us to incur impairment charges.

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.

We evaluate the recoverable amount as the higher of fair value less costs to sell and value in use. If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. For the nine months ended September 30, 2014 and the years ended December 31, 2013 and 2012, we evaluated the recoverable amount of our vessels and we did not recognize an impairment loss. Any impairment charge incurred as a result of further declines in charter rates could negatively affect our business, financial condition, operating results or the trading price of our ordinary shares.

If our vessels suffer damage due to the inherent operational risks of the tanker industry, we may experience unexpected drydocking costs and delays or total loss of our vessels, which may adversely affect our business and financial condition.

The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships, and market disruptions, delay or rerouting, which may also subject us to litigation. In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs and maintenance are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss which could negatively impact our business, financial condition, results of operations and available cash.

We may be subject to risks inherent in the conversion of vessels into FSO units and the operation of FSO activities.

Our FSO activities are subject to various risks, including delays, cost overruns, unavailability of supplies, employee negligence, defects in machinery, collisions, service damage to vessels, damage or loss to freight, piracy or strikes. In case of delays in delivering FSO under service contract to the end-user, contracts can be amended and/or cancelled. Moreover, the operation of FSO vessels is subject to the inherent possibility of maritime disasters, such as oil spills and other environmental accidents, and to the obligations arising from the ownership and management of vessels in international trade. We have established current insurance against possible accidents and environmental damage and pollution that complies with applicable law and standard practices in the sector. However, there is no guarantee that such insurance will remain available at rates which are regarded as reasonable by us or that such insurance will remain sufficient to cover all losses incurred or the cost of each compensation claim made against us, or that our insurance policies will cover the loss of income resulting from a vessel becoming non-operational. Should compensation claims be made against us, our vessels may be impounded or subject to other judicial procedures, which would adversely affect our results of operations and financial condition.

If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

We employ masters, officers and crews to man our vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Our labor costs and the operating restrictions that apply to us could increase as a result of collective bargaining negotiations and changes in labor laws and regulations, and disputes resulting in work stoppages, strikes, or disruptions could adversely affect our business.

The majority of our employees (land-based and offshore) are represented by collective bargaining agreements in Belgium, Greece, France and the Philippines. For a limited number of vessels, the employment of onboard staff is based on internationally negotiated collective bargaining agreements. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance. In addition, as part of our legal obligations, we are required to contribute certain amounts to retirement funds and pension plans (with insurance companies or integrated in a national social security scheme) and are bound to legal restrictions in our ability to dismiss employees. Any disagreements concerning ordinary or extraordinary collective bargaining may damage our reputation and the relationship with our employees and lead to labor disputes, including work stoppages, strikes and/or work disruptions, which could hinder our operations from being carried out normally, and if not resolved in a timely cost-effective manner, could have a material effect on our business.

We operate our vessels worldwide and as a result, our vessels are exposed to international risks which may reduce revenue or increase expenses.

The international shipping industry is an inherently risky business involving global operations. Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, and acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions which may reduce our revenue or increase our expenses.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures can result in the seizure of the cargo and/or our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

World events could affect our results of operations and financial condition.

We conduct most of our operations outside of the United States and Belgium, and our business, results of operations, cash flows, financial condition and available cash may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Continuing conflicts and recent developments in North Korea, the Middle East, including Egypt, and North Africa, including Libya, and the presence of the United States and Belgium and other armed forces in Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further world economic instability and uncertainty in global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Future terrorist attacks could result in increased volatility of the financial markets and negatively impact the U.S. and global economy. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and available cash.

If our vessels call on ports located in countries that are subject to sanctions and embargos imposed by the U.S. or other governments that could adversely affect our reputation and the market for our ordinary shares.

Although we believe that no vessels owned or operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria, in the future, our vessels may call on ports in these countries from time to time on charterers’ instructions. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or “CISADA,” which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions on companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.

In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in US dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action,” or JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the United States and European Union would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the United States and European Union indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The United States initially extended the JPOA until November 24, 2014 and has since extended it until June 30, 2015.

In addition, charterers and other parties that we have previously entered into contracts with regarding our vessels may be affiliated with persons or entities that are now or may soon be the subject of sanctions imposed by the Obama administration and/or the European Union or other international bodies in response to recent events relating to Russia, Crimea and the Ukraine. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such sanctions, we may suffer reputational harm and our results of operations may be adversely affected.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our ordinary shares may adversely affect the price at which our ordinary shares trades. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third-parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our ordinary shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows and financial condition.

Maritime claimants could arrest our vessels, which would have a negative effect on our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of money to have the arrest lifted, which would have a negative effect on our cash flows.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships.

Governments could requisition our vessels during a period of war or emergency, which may negatively impact our business, financial condition, results of operations and available cash.

A government could requisition one or more of our vessels for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels may negatively impact our business, financial condition, results of operations and available cash.

Technological innovation could reduce our charterhire income and the value of our vessels.

The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels and the resale value of our vessels could significantly decrease. As a result, our results of operations and financial condition could be adversely affected.

RISKS RELATED TO OUR COMPANY

We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.

As of January 16, 2015, we employed 39 of our vessels in either the spot market or in a spot market-oriented tanker pool, such as the TI Pool, of which we were a founding member, exposing us to fluctuations in spot market charter rates. In addition, we expect to employ the two remaining undelivered VLCC Acquisition Vessels in the TI Pool upon their delivery to us. We will also enter into spot charters in the future. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. For example, over the past five years, VLCC spot market rates expressed as a time charter equivalent have ranged from negative values to a high of $87,500 per day and in December 2014 were $87,500 per day on the benchmark route between the Middle East Gulf and Japan. The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

We may not be able to renew or obtain new and favorable charters for our vessels whose charters are expiring or are terminated, which could adversely affect our revenues and profitability.

Our ability to renew expiring contracts or obtain new charters will depend on the prevailing market conditions at the time. If we are not able to obtain new contracts in direct continuation with existing charters, or if new contracts are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to existing contracts terms, our revenues and profitability could be adversely affected. As of January 16, 2015, we employed 11 vessels on time charters 8 of which expire in 2015, one of which expires in 2017 and two of which expire in 2018.

The markets in which we compete experience fluctuations in the demand. Upon the expiration or termination of their current charters, we may not be able to obtain charters for our vessels currently employed and there may be a gap in employment of the vessels between current charters and subsequent charters. In particular, if oil and natural gas prices are low, or if it is expected that such prices will decrease in the future, at a time when we are seeking to arrange charters for our vessels, we may not be able to obtain charters at attractive rates or at all.

If the charters which we receive for the reemployment of our current vessels are less favorable, we will recognize less revenue from their operations. Our ability to meet our cash flow obligations will depend on our ability to consistently secure charters for our vessels at sufficiently high charter rates. We cannot predict the future level of demand for our services or future conditions in the oil and gas industry. If oil and gas companies do not continue to increase exploration, development and production expenditures, we may have difficulty securing charters or we may be forced to enter into charters at unattractive rates, which would adversely affect our results of operations and financial condition.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

We have entered into, and may enter in the future, various contracts, including credit facilities, charter agreements and other agreements associated with the operation of our vessels. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The failure of our charterers to meet their obligations under our charter agreements, on which we depend for our revenues, could cause us to suffer losses or otherwise adversely affect our business.

The ability and willingness of each of our counterparties to perform their obligations under a time charter, spot voyage or other agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the tanker shipping industry and the overall financial condition of the counterparties. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities such as oil. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters. Our customers may fail to pay charterhire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates given currently decreased tanker charter rate levels. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants in our credit facilities.

If we do not identify suitable tankers for acquisition or successfully integrate any acquired tankers, we may not be able to grow or to effectively manage our growth.

One of our strategies is to continue to grow by expanding our operations and adding to our fleet at attractive points in the cycle, including through strategic alliances or joint ventures. Our future growth will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable tankers and/or shipping companies for acquisitions at attractive prices, which may not be possible if asset prices rise too quickly;

•	obtain financing;

•	manage relationships with customers and suppliers;

•	identify businesses engaged in managing, operating or owning tankers for acquisitions or joint ventures;

•	integrate any acquired tankers or businesses successfully with our then-existing operations;

•	attract, hire, train, integrate and retain qualified, highly trained personnel and crew to manage and operate our growing business and fleet;

•	identify additional new markets;

•	enhance our customer base;

•	improve our operating, financial and accounting systems and controls; and

•	obtain required financing for our existing and new operations.

Our failure to effectively identify, purchase, develop and integrate any tankers or businesses, such as the Maersk Acquisition Vessels and the VLCC Acquisition Vessels, could adversely affect our business, financial condition and results of operations. We may incur unanticipated expenses as an operating company. Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet. Finally, acquisitions, such as the Maersk Acquisition Vessels and the VLCC Acquisition Vessels, may require additional equity issuances or debt issuances, both of which could reduce our cash flow. If we are unable to execute the points noted above, our financial condition may be adversely affected.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. The expansion of our fleet may impose significant additional responsibilities on our management and staff, and the management and staff of our commercial and technical managers, and may necessitate that we, and they, increase the number of personnel. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth.

An increase in operating costs would decrease earnings and available cash.

Under time charters the charterer is responsible for voyage expenses and the owner is responsible for the vessel operating costs. Under our spot charters, we are responsible for vessel operating expenses. When our owned vessels are operated in the spot market, we are also responsible for voyage expenses and vessel costs. Our vessel operating expenses include the costs of crew, provisions, deck and engine stores, insurance and maintenance and repairs, which expenses depend on a variety of factors, many of which are beyond our control. Voyage expenses include bunkers (fuel), port and canal charges. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and dividends per share.

Changes in fuel, or bunkers, prices may adversely affect our profits.

Fuel, or bunkers, is typically the largest expense in our shipping operations for our vessels which operate on voyage charter and changes in the price of fuel may therefore adversely affect our profitability. The price and supply of fuel are unpredictable and fluctuate based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce our profitability. We currently do not hedge our exposure to the fluctuating price of bunkers.

If we are unable to operate our vessels profitably, we may be unsuccessful in competing in the highly competitive international tanker market, which would negatively affect our financial condition and our ability to expand our business.

The operation of tanker vessels and transportation of crude and petroleum products is extremely competitive and reduced demand for transportation of oil and oil products could lead to increased competition. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. We will have to compete with other tanker owners, including major oil companies as well as independent tanker companies.

Our market share may decrease in the future. If we expand our business or provide new services in new geographic regions, we may not be able to compete profitably. New markets may require different skills, knowledge or strategies than we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than we do.

A substantial portion of our revenue is derived from a limited number of customers and the loss of any of these customers could result in a significant loss of revenues and cash flow.

We currently derive a substantial portion of our revenue from a limited number of customers. For the nine months ended September 30, 2014, Valero accounted for 11%, Total accounted for 8% and Chevron accounted for 4% of our total revenues in our tankers segment. For the year ended December 31, 2013, Valero accounted for 14% and Total accounted for 11% of our total revenues in our tankers segment. In addition, our only FSO customer as of September 30, 2014 was Maersk Oil. All of our charter agreements have fixed terms, but may be terminated early due to certain events, such as a charterer’s failure to make charter payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform its obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the tanker industry and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and could sustain losses, which could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends, if any.

In addition, a charterer may exercise its right to terminate the charter if, among other things:

•	the vessel suffers a total loss or is damaged beyond repair;

•	we default on our obligations under the charter, including prolonged periods of vessel off-hire;

•	war or hostilities significantly disrupt the free trade of the vessel;

•	the vessel is requisitioned by any governmental authority; or

•	a prolonged force majeure event occurs, such as war or political unrest, which prevents the chartering of the vessel.

In addition, the charter payments we receive may be reduced if the vessel does not perform according to certain contractual specifications. For example, charterhire may be reduced if the average vessel speed falls below the speed we have guaranteed or if the amount of fuel consumed to power the vessel exceeds the guaranteed amount. Additionally, compensation under our FSO service contracts is based on daily performance and/or availability of each FSO in accordance with the requirements specified in the applicable FSO service contracts. The charter payments we receive under our FSO service contracts may be reduced if the vessel is idle, but available for operation, or if a force majeure event occurs, or we may not be entitled to receive charter payments if the FSO is taken out of service for maintenance for an extended period, or the charter may be terminated if these events continue for an extended period.

If any of our charters are terminated, we may be unable to re-deploy the related vessel on terms as favorable to us as our current charters, or at all. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel and we may be required to pay ongoing expenses necessary to maintain the vessel in proper operating condition. Any of these factors may decrease our revenue and cash flows. Further, the loss of any of our charterers, charters or vessels, or a decline in charterhire under any of our charters, could have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends, if any, to our shareholders.

Our FSO service contracts may not permit us to fully recoup our cost increases in the event of a rise in expenses.

Our FSO service contracts have dayrates that are fixed over the contract term. In order to mitigate the effects of inflation on revenues from these term contracts, our FSO service contracts include yearly escalation provisions. These provisions are designed to recompense us for certain cost increases, including wages, insurance and maintenance costs. However, actual cost increases may result from events or conditions that do not cause correlative changes to the applicable escalation provisions. In addition, the adjustments are normally performed on an annual basis. For these reasons, the timing and amount received as a result of the adjustments may differ from the timing and amount of expenditures associated with actual cost increases, which could adversely affect our results of operations and financial condition and ability to pay dividends, if any, to our shareholders.

Currently, we operate our FSOs only offshore Qatar, which has fields whose production lives deplete over time and as a result, overall activity may decline faster than anticipated.

We currently operate our FSOs only offshore Qatar, which has fields whose production lives deplete over time, and as a result, the overall activity in such fields may decline faster than anticipated. There are increased costs associated with retiring old oil and gas installations, which may threaten to slow the development of the region’s remaining resources.

The purchase and operation of secondhand vessels, including the Maersk Acquisition Vessels and the VLCC Acquisition Vessels, expose us to increased operating costs which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

Our current business strategy includes additional growth through the acquisition of new and secondhand vessels, including the Maersk Acquisition Vessels and the VLCC Acquisition Vessels. While we typically inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties from the builders for the secondhand vessels that we acquire.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, since older vessels may be less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We will be required to make additional capital expenditures to expand the number of vessels in our fleet and to maintain all our vessels, which will be dependent on additional financing.

Our business strategy is based in part upon the expansion of our fleet through the purchase of additional vessels at attractive points in the cycle. If we are unable to fulfill our obligations under any memorandum of agreement or newbuilding construction contract for future vessel acquisitions, the sellers of such vessels may be permitted to terminate such contracts and we may forfeit all or a portion of the down payments we already made under such contracts and we may be sued for any outstanding balance.

In addition, we will incur significant maintenance costs for our existing and any newly-acquired vessels. A newbuilding vessel must be drydocked within five years of its delivery from a shipyard, with survey cycles of no more than 60 months for the first three surveys, and 30 months thereafter, not including any unexpected repairs. We estimate the cost to drydock a vessel to be between $750,000 and $1,500,000, depending on the size and condition of the vessel and the location of drydocking and the special surveys to be performed.

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, at the end of a vessel’s useful life our revenue will decline, which would adversely affect our business, results of operations, financial condition, and available cash.

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and available cash per share would be adversely affected. Any funds set aside for vessel replacement will reduce available cash.

Our ability to obtain additional financing may be dependent on the performance and creditworthiness of our then existing charters.

The actual or perceived credit quality of our charterers and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.

We depend on our executive officers and other key employees, and the loss of their services could, in the short term, have a material adverse effect on our business, results and financial condition.

We depend on the efforts, knowledge, skill, reputations and business contacts of our executive officers and other key employees. Accordingly, our success will depend on the continued service of these individuals. We may experience departures of senior executive officers and other key employees, and we cannot predict the impact that any of their departures would have on our ability to achieve our financial objectives. The loss of the services of any of them could, in the short term, have a material adverse effect on our business, results of operations and financial condition.

Failure to obtain or retain highly skilled personnel could adversely affect our operations.

We require highly skilled personnel to operate our business, and will be required to hire additional highly trained personnel to operate the Maersk Acquisition Vessels and the VLCC Acquisition Vessels. Competition for skilled and other labor required for our operations has increased in recent years as the number of ocean-going vessels in the worldwide fleet has increased. If this expansion continues and is coupled with improved demand for seaborne shipping services in general, shortages of qualified personnel could further create and intensify upward pressure on wages and make it more difficult for us to staff and service vessels. Such developments could adversely affect our financial results and cash flow. Furthermore, as a result of any increased competition for people and risk for higher turnover, we may experience a reduction in the experience level of our personnel, which could lead to higher downtime and more operating incidents.

United States tax authorities could treat us as a “passive foreign investment company,” which could have adverse United States federal income tax consequences to United States shareholders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, our income from our time and voyage chartering activities should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income should not constitute assets that produce or are held for the production of “passive income.”

There is substantial legal authority supporting this position, consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority that characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders would face adverse United States federal income tax consequences and incur certain information reporting obligations. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended, or the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be subject to United States federal income tax at the then prevailing rates on ordinary income plus interest, in respect of excess distributions and upon any gain from the disposition of their ordinary shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the ordinary shares. See “Taxation – Passive Foreign Investment Company Status and Significant Tax Consequences” for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

We may have to pay tax on United States source shipping income, or taxes in other jurisdictions, which would reduce our earnings.

Under the Code, 50% of the gross shipping income of a corporation that owns or charters vessels, as we and our subsidiaries do, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the regulations promulgated thereunder by the United States Department of the Treasury or an applicable U.S. income tax treaty.

We and our subsidiaries intend to take the position that we qualify for either this statutory tax exemption or an exemption under an income tax treaty for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income. For example, we may no longer qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders with a five percent or greater interest in our ordinary shares, or “5% Shareholders,” owned, in the aggregate, 50% or more of our outstanding ordinary shares for more than half the days during the taxable year, and there does not exist sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 of the Code to preclude non-qualified 5% Shareholders from owning 50% or more of our ordinary shares for more than half the number of days during such taxable year or we are unable to satisfy certain substantiation requirements with regard to our 5% Shareholders. Due to the factual nature of the issues involved, there can be no assurances on the tax-exempt status of us or any of our subsidiaries.

If we or our subsidiaries were not entitled to exemption under Section 883 of the Code for any taxable year, we or our subsidiaries could be subject for such year to an effective 2% United States federal income tax on the shipping income we or they derive during such year which is attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would decrease our earnings available for distribution to our shareholders.

We may also be subject to tax in other jurisdictions, which could reduce our earnings.

Our shareholders residing in countries other than Belgium may be subject to double withholding taxation with respect to dividends or other distributions made by us.

Any dividends or other distributions we make to shareholders will, in principle, be subject to withholding tax in Belgium at a rate of 25%, except for shareholders which qualify for an exemption of withholding tax such as, amongst others, qualifying pension funds or a company qualifying as a parent company in the sense of the Council Directive (90/435/EEC) of 23 July 1990 (the “Parent-Subsidiary Directive”) or that qualify for a lower withholding tax rate or an exemption by virtue of a tax treaty. Various conditions may apply and shareholders residing in countries other than Belgium are advised to consult their advisers regarding the tax consequences of dividends or other distributions made by us. Our shareholders residing in countries other than Belgium may not be able to credit the amount of such withholding tax to any tax due on such dividends or other distributions in any other country than Belgium. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions.

Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation (the “U.S. – Belgium Treaty”). The U.S. – Belgium Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers, provided that the U.S. taxpayer meets the limitation of benefits conditions imposed by the U.S. – Belgium Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S. – Belgium Treaty. The 5% withholding tax applies in case where the U.S. shareholder is a company which holds at least 10% of the shares in the Company. A 0% Belgian withholding tax applies when the shareholder is a company which has held at least 10% of the shares in the Company for at least 12 months, or is, subject to certain conditions, a U.S. pension fund. The U.S. shareholders are encouraged to consult their own tax advisers to determine whether they can invoke the benefits and meet the limitation of benefits conditions as imposed by the U.S. – Belgium Treaty.

Changes to the tonnage tax or the corporate tax regimes applicable to us, or to the interpretation thereof, may impact our future operating results.

The Belgian Ministry of Finance approved our application on October 23, 2013 for beneficial tax treatment of certain of our vessel operations income. Under this Belgian tax regime, our taxable basis is determined on a lump-sum basis (which is, on the basis of the tonnage of the vessels it operates), rather than on the basis of our accounting results, as adjusted, for Belgian corporate income tax purposes. This tonnage tax regime was initially granted for 10 years, and was renewed for an additional 10-year period in 2013. In addition, with respect to certain of our vessels operating under the Greek flag, we benefit from a similar tonnage tax regime in Greece. Certain of our subsidiaries that were formed in connection with our acquisition of the Maersk Acquisition Vessels are subject to the ordinary Belgian corporate income tax regime, however, which benefit from a tax investment allowance due to the acquisition. However, we have decided to apply for the Belgian Tonnage Tax regime for those subsidiaries. We cannot assure you that we will be able to continue to take advantage of these tax benefits in the future or that the Belgian Ministry of Finance will approve our applications. Changes to the tax regimes applicable to us, or the interpretation thereof, may impact our future operating results.

Insurance may be difficult to obtain, or if obtained, may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the tanker industry.

We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which include pollution risks, crew insurance and war risk insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

In addition, changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain due to increased premiums or reduced or restricted coverage for losses caused by terrorist acts generally.

Because we obtain some of our insurance through protection and indemnity associations, which result in significant expenses to us, we may be required to make additional premium payments.

We may be subject to increased premium payments, or calls, in amounts based on our claim records, the claim records of our managers, as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

Servicing our current or future indebtedness limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.

We had $1,285.8 million and $1,119.8 million in indebtedness as of September 30, 2014 and December 31, 2013, respectively, and expect to incur additional indebtedness as we take delivery of the VLCC Acquisition Vessels and further expand our fleet. Borrowing under our credit facilities requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our credit facilities bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

•	seeking to raise additional capital;

•	refinancing or restructuring our debt;

•	selling tankers; or

•	reducing or delaying capital investments.

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under our credit facilities, our lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt even though the majority of the proceeds used to purchase the collateral vessels did not come from our credit facilities.

Adverse market conditions could cause us to breach covenants in our credit facilities and adversely affect our operating results.

The market values of tankers have generally been depressed. The market prices for tankers declined significantly from historically high levels reached in early 2008 and remain at relatively low levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charterhire rates, competition from other tanker companies and other modes of transportation, types, sizes and ages of vessels, applicable governmental regulations and the cost of newbuildings. We believe that the current aggregate market value of our vessels will be in excess of loan to value amounts required under our credit facilities. Our credit facilities generally require that the fair market value of the vessels pledged as collateral never be less than between 100% and 125%, depending on the applicable credit facility, of the aggregate principal amount outstanding under the loan. We were in compliance with these requirements as of September 30, 2014 and December 31, 2013.

A decrease in vessel values or a failure to meet this ratio could cause us to breach certain covenants in our existing credit facilities and future financing agreements that we may enter into from time to time. If we breach such covenants and are unable to remedy the relevant breach or obtain a waiver, our lenders could accelerate our debt and foreclose on our owned vessels. Additionally, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings.

We may be unable to comply with the restrictions and financial covenants in the agreements governing our indebtedness or any future financial obligations, including the loan agreements that our 50%-owned joint ventures have entered into, that impose operating and financial restrictions on us.

Our agreements governing our indebtedness, including the loan agreements that our 50%-owned joint ventures have entered into, impose certain operating and financial restrictions on us, mainly to ensure that the market value of the mortgaged vessel under the applicable credit facility does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as the asset coverage ratio. In addition, certain of our credit facilities will require us to satisfy certain other financial covenants, which require us to, among other things, maintain:

•	an amount of current assets that, on a consolidated basis, exceeds our current liabilities;

•	an aggregate amount of cash, cash equivalents and available aggregate undrawn amounts of any committed loan of at least $50.0 million or 3% to 5% of our total indebtedness, depending on the applicable loan, whichever is greater;

•	an aggregate cash balance of at least $30.0 million; and

•	a ratio of consolidated capital and reserves to total assets of at least 30%.

In general, the operating restrictions that are contained in our credit facilities may prohibit or otherwise limit our ability to, among other things:

•	effect changes in management of our vessels;

•	transfer or sell or otherwise dispose of all or a substantial portion of our assets;

•	declare and pay dividends if such dividend is in excess of 50% of our net income or if there is or will be, as a result of the dividend, an event of default or breach of a loan covenant; and

•	incur additional indebtedness.

A violation of any of our financial covenants or operating restrictions contained in our credit facilities, including the loan agreements of our 50%-owned joint ventures, may constitute an event of default under our credit facilities, which, unless cured within the grace period set forth under the applicable credit facility, if applicable, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business.

Furthermore, certain of our credit facilities contain a cross-default provision that may be triggered by a default under one of our other credit facilities, or those of our 50%-owned joint ventures. A cross-default provision means that a default on one loan would result in a default on certain other loans. Because of the presence of cross-default provisions in certain of our credit facilities, the refusal of any one lender under our credit facilities to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our credit facilities have waived covenant defaults under the respective credit facilities. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

Moreover, in connection with any waivers of or amendments to our credit facilities that we may obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

As of September 30, 2014 and December 31, 2013, we were in compliance with the financial covenants contained in our debt agreements.

For more information, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Our Borrowing Activities.”

The contribution of our joint ventures to our profits and losses may fluctuate, which could have a material adverse effect on our business, financial condition, results of operation and cash flows.

We currently own an interest in seven of our vessels through 50%-owned joint ventures, together with other third-party vessel owners and operators in our industry. Our ownership in these joint ventures is accounted for using the equity method, which means that our allocation of profits and losses of the applicable joint venture is included in our consolidated financial statements. The contribution of our joint ventures to our profits and losses may fluctuate, including the dividends that we may receive from such entities, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

OSG, a company with which we share equal ownership in a joint venture, and certain of its affiliates filed petitions for Chapter 11 protection in November 2012. On August 5, 2014, OSG announced that it had emerged from Chapter 11 as a newly reorganized company. OSG’s Chapter 11 filing has had no material impact on the continued operations of the FSO joint venture, including the ability of the joint venture to continue to perform its obligations, as well as its ability to continue to service its outstanding debt obligations and maintain continued compliance with the covenants under such debt agreements, and it is expected that the FSO joint venture will continue to operate normally as OSG emerges from bankruptcy.

In addition, we have provided, and may continue to provide in the future, unsecured loans to our joint ventures which we treat as additional investments in the joint ventures. Accordingly, in the event our joint ventures do not repay these loans as they become due and payable, the value of our investment in such entities may decline. Furthermore, we have provided, and may continue to provide in the future, guarantees to certain banks with respect to commercial bank indebtedness of our joint ventures. Failure on behalf of any of our joint ventures to service its debt requirements and comply with any provisions contained in its commercial loan agreements, including paying scheduled installments and complying with certain covenants, may lead to an event of default under its loan agreement. As a result, if our joint ventures are unable to obtain a waiver or do not have enough cash on hand to repay the outstanding borrowings, their lenders may foreclose their liens on the vessels securing the loans or seek repayment of the loan from us, or both, which would have a material adverse effect on our financial condition, results of operations, and cash flows. As of December 31, 2013, $412.4 million was outstanding under these joint venture loan agreements, of which we have guaranteed $206.2 million. As of September 30, 2014, $332.3 million was outstanding under these joint venture loan agreements, of which we have guaranteed $166.2 million.

We are exposed to volatility in the London Interbank Offered Rate (“LIBOR”), and we have and we intend to selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.

        The amounts outstanding under our senior secured credit facilities have been, and amounts under additional credit facilities that we may enter in the future will generally be, advanced at a floating rate based on LIBOR, which has been stable, but was volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, LIBOR has been at relatively low levels, and may rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

We have entered into and may selectively in the future enter into derivative contracts to hedge our overall exposure to interest rate risk exposure. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs and recognize losses on such arrangements in our financial statements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a description of our interest rate swap arrangements.

Fluctuations in exchange rates and non-convertibility of currencies could result in losses to us.

As a result of our international operations, we are exposed to fluctuations in foreign exchange rates due to parts of our operating costs being expressed in currencies other than U.S. dollars, primarily in Euro. Accordingly, we may experience currency exchange losses if we have not fully hedged our exposure to a foreign currency, which could lead to fluctuations in our results of operations.

Obligations associated with being a public company require significant company resources and management attention, and we will incur increased costs as a result of being a public company.

Following completion of our Underwritten Public Offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including Sarbanes-Oxley, and requirements of the NYSE. These requirements and rules may place a strain on our systems and resources. For example, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition and Sarbanes-Oxley requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. These reporting and other obligations will place significant demands on our management, administrative, operational and accounting resources and will cause us to incur significant legal, accounting and other expenses that we have not incurred prior to our Underwritten Public Offering. The expenses incurred by public companies, generally, for reporting and corporate governance purposes have been increasing and the costs we will incur for such purposes may strain our resources. We expect these rules and regulations to increase our legal and financial compliance costs, divert management’s attention to ensure compliance and to make some activities more time-consuming and costly. We may need to upgrade our systems or create new systems, implement additional financial and management controls, reporting systems and procedures, create or outsource an internal audit function, and hire additional accounting and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired. In addition, our limited management resources may exacerbate the difficulties in complying with these reporting and other requirements while focusing on executing our business strategy. Our incremental general and administrative expenses as a publicly traded corporation will include costs associated with reports to shareholders, tax returns, investor relations, registrar and transfer agent’s fees, incremental director and officer liability insurance costs and director compensation. We cannot accurately predict the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business. Any failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, prospects, liquidity, results of operations and financial condition. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our ordinary shares, fines, sanctions and other regulatory action.

We will be required to comply with certain provisions of Section 404 of Sarbanes-Oxley on or before December 31, 2016, although as an “emerging growth company” we will be exempt from certain of its requirements for so long as we remain as such. For example, Section 404 of Sarbanes-Oxley requires that we and our independent auditors report annually on the effectiveness of our internal control over financial reporting, however, as an “emerging growth company” we may take advantage of an exemption from the auditor attestation requirement. Once we are no longer an “emerging growth company” or, if prior to such date, we opt to no longer take advantage of the applicable exemption, we will be required to include an opinion from our independent auditors on the effectiveness of our internal control over financial reporting. Management, however, is not exempt from this requirement and will be required to, among other things, maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we will need to perform system and process evaluation and testing of our internal control over financial reporting to allow us to report on the effectiveness of our internal control over financial reporting, as required. We intend to take advantage of these reporting exemptions until we are no longer an “emerging growth company,” at which time, we expect to incur significant additional expenses and devote substantial additional management effort toward ensuring compliance with these requirements, including Section 404 of the Sarbanes-Oxley Act.

We depend on directors who are associated with affiliated companies, which may create conflicts of interest.

        Our principal shareholders include Peter Livanos, individually or through entities controlled by the Livanos family, including our corporate director TankLog, and Saverco. Peter Livanos serves as the Chairman of our Board acting in his capacity as permanent representative of TankLog. Saverco is affiliated with Marc Saverys, the Vice Chairman of our Board. John Michael Radziwill, one of our directors, is the son of John Radziwill who owns JM Maritime Investments Inc., or JM Maritime, a company that has a 50% interest in four of our joint ventures as further outlined in the section “Certain Relationships and Related Party Transactions.” John Michael Radziwill is not a shareholder or director of, nor is he employed by JM Maritime. Because these directors owe fiduciary duties to both us and other related parties, conflicts of interest may result in matters involving or affecting us and our customers. In addition, they may have conflicts of interest when faced with decisions that could have different implications for other related parties than they do for us. Any such conflicts of interest could adversely affect our business, financial condition and results of operations and the trading price of our ordinary shares. For further discussion of transactions with, or involving, our directors that may give rise to potential conflicts of interest, please see “Certain Relationships and Related Party Transactions.”

RISKS RELATING TO OUR ORDINARY SHARES AND THE EXCHANGE OFFER

There is currently no market for our ordinary shares in the United States and a market for our ordinary shares may not develop, which could adversely affect the liquidity and price of our ordinary shares.

Prior to our Underwritten Public Offering, our ordinary shares have traded only on the Euronext Brussels and there has been no established trading market for our ordinary shares in the United States. We intend to apply to list our ordinary shares on the New York Stock Exchange upon notice of issuance. There is no guarantee that an active trading market will develop. Shareholders therefore have limited access to information about prior market history on which to base their investment decision. If an active trading market for the Exchange Shares does not develop, this will affect the ability of our shareholders to sell their Exchange Shares and the price that our shareholders may obtain for their Exchange Shares.

Even if an active trading market develops, the market value for our ordinary shares may be highly volatile and could be subject to wide fluctuations after the Exchange Offer, and we cannot predict the price at which our ordinary shares will trade.

Our share price may be highly volatile and future sales of our ordinary shares could cause the market price of our ordinary shares to decline.

The market price of our ordinary shares has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. Since 2008, the stock market has experienced extreme price and volume fluctuations. If the volatility in the market continues or worsens, it could have an adverse affect on the market price of our ordinary shares and impact a potential sale price if holders of our ordinary shares decide to sell their shares.

If the Underwritten Public Offering and the NYSE listing are not successfully completed, the value of our ordinary shares and our access to the capital markets could be adversely affected.

There is no guarantee that a liquid market for our ordinary shares will develop following the completion of our Underwritten Public Offering or if we complete the Exchange Offer. We intend to apply to have our ordinary shares listed on the NYSE, however, the NYSE has initial listing criteria, including criteria related to minimum bid price, public float, market makers, minimum number of round lot holders (shareholders who own 100 or more shares) and board independence requirements. We cannot assure you that the Underwritten Public Offering will be completed or that our ordinary shares will be approved for listing on the NYSE. Our inability to list our ordinary shares on the NYSE, or another national securities exchange, could affect the ability of our shareholders to sell their ordinary shares and, consequently, adversely affect the value of such shares. In such case, we may cancel the Exchange Offer, however, our shareholders would be able to continue to trade their ordinary shares on the Euronext Brussels.

Your failure to tender your Original Shares in the Exchange Offer may affect their marketability.

If you do not exchange your Original Shares for Exchange Shares in the Exchange Offer, you will continue to be subject to the existing restrictions on transfers of the Original Shares. After we complete the Exchange Offer, if you continue to hold Original Shares and you seek to liquidate your investment, you will have to rely on an exemption from the registration requirements under applicable securities laws, including the Securities Act, regarding any sale or other disposition of the Original Shares unless and until the Original Shares are registered for resale.

Future issuances and sales of our ordinary shares could cause the market price of our ordinary shares to decline.

As of September 30, 2014, our issued (and fully paid up) share capital was $142,440,546.45 which is represented by 131,050,666 ordinary shares, and our Board of Directors is authorized to increase share capital in one or several times by a total maximum of $73,000,000 for a period of five years. Issuances and sales of a substantial number of ordinary shares in the public market, including the ordinary shares that we may issue in the Underwritten Public Offering ordinary shares issuable if we exercise our option to force a conversion of our outstanding convertible preferred equity securities and ordinary shares issuable upon conversion of our outstanding Convertible Notes due 2015, or the perception that these issuances or sales could occur, may depress the market price for our ordinary shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We intend to issue additional ordinary shares in the future. Our shareholders may incur dilution from any future equity offering.

We cannot assure you that our Board of Directors will declare dividends.

Our Board of Directors may from time to time, declare and pay cash dividends in accordance with our Articles of Association and applicable Belgian law. The declaration and payment of dividends, if any, will always be subject to the approval of either our Board of Directors (in the case of “interim dividends”) or of the shareholders (in the case of “regular dividends” or “intermediary dividends”). Our Board of Directors has not declared or paid a dividend since 2010, but will continue to assess the declaration and payment of dividends upon consideration of our financial results and earnings, restrictions in our debt agreements, market prospects, current capital expenditures, commitments, investment opportunities, the ability of our subsidiaries to distribute funds to us and the provisions of Belgian law affecting the payment of dividends to shareholders and other factors. During the 90 day period commencing on the closing date of the Underwritten Public Offering, or the “Transition Period,” the ordinary shares offered in the Underwritten Public Offering, together with the ordinary shares offered in this Exchange Offer, and the existing ordinary shares issued in Belgium which are currently trading on the Euronext Brussels will have different dividend rights. If a dividend is declared during the Transition Period, holders of ordinary shares issued in the Underwritten Public Offering and the Exchange Offer would be entitled to receive dividends based only upon the earnings from our operations from and after the date of issuance of such ordinary shares, while holders of existing ordinary shares would be entitled to receive dividends based upon our earnings from and after the date of issuance of the ordinary shares and for all prior periods. Upon the completion of the Transition Period, (i) the ordinary shares issued in the Underwritten Public Offering and the Exchange Shares shall immediately have the same dividend rights as the existing ordinary shares issued in Belgium (including the Original Shares) and (ii) all of the Company’s outstanding ordinary shares (including the Original Shares, the Exchange Shares and the shares issued in the Underwritten Public Offering) shall have the same rights and privileges in all respects. This temporary dividend difference was authorized by our board of directors.

We cannot assure you that we will pay any dividends. The tanker industry is volatile and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described herein. If additional financing is not available to us on acceptable terms, our Board of Directors may determine to finance or refinance acquisitions with cash from operations, which would reduce the amount of any cash available for the payment of dividends.

In general, under the terms of our debt agreements, we are not permitted to pay dividends if there is or will be as a result of the dividend a default or a breach of a loan covenant or in an amount more than 50% of our net income. Please see the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” for more information relating to restrictions on our ability to pay dividends under the terms of the agreements governing our indebtedness.

Belgian law generally prohibits the payment of dividends unless net assets on the closing date of the last financial year do not fall beneath the amount of the registered capital and, before the dividend is paid out, 5% of the net profit is allocated to the legal reserve until this legal reserve amounts to 10% of the share capital. No distributions may occur if, as a result of such distribution, our net assets would fall below the sum of (i) the amount of our registered capital, (ii) the amount of such aforementioned legal reserves, and (iii) other reserves which may be required by our articles of association or by law, such as the reserves not available for distribution in the event we hold treasury shares. We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that dividends will be paid at all. In addition, the corporate law of jurisdictions in which our subsidiaries are organized may impose restrictions on the payment or source of dividends under certain circumstances.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley for up to five years. Investors may find our ordinary shares and the price of our ordinary shares less attractive because we rely, or may rely, on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the price of our ordinary shares may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We currently prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, which do not have separate provisions for publicly traded and private companies.

However, in the event we convert to U.S. GAAP while we are still an emerging growth company, we may be able to take advantage of the benefits of this extended transition period and, as a result, during such time that we delay the adoption of any new or revised accounting standards, our consolidated financial statements may not be comparable to other companies that comply with all public company accounting standards.

We could remain an “emerging growth company” until the last day of the fiscal year following the fifth anniversary of the completion of our Underwritten Public Offering, although a variety of circumstances could cause us to lose that status earlier. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.

We are incorporated in Belgium, which provides for different and in some cases more limited shareholder rights than the laws of jurisdictions in the United States.

We are a Belgian company and our corporate affairs are governed by Belgian corporate law. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management, the dividend payment dates and the rights of shareholders may differ from those that would apply if we were incorporated in a jurisdiction within the United States. For example, there are no statutory dissenters’ rights under Belgian law with respect to share exchanges, mergers and other similar transactions, and the rights of shareholders of a Belgian company to sue derivatively, on the company’s behalf, are more limited than in the United States.

Civil liabilities based upon the securities and other laws of the United States may not be enforceable in original actions instituted in Belgium or in actions instituted in Belgium to enforce judgments of U.S. courts.

Civil liabilities based upon the securities and other laws of the United States may not be enforceable in original actions instituted in Belgium or in actions instituted in Belgium to enforce judgments of U.S. courts. Actions for the enforcement of judgments of U.S. courts might be successful only if the Belgian court confirms the substantive correctness of the judgment of the U.S. court and is satisfied that:

•	the effect of the enforcement judgment is not manifestly incompatible with Belgian public policy;

•	the judgment did not violate the rights of the defendant;

•	the judgment was not rendered in a matter where the parties transferred rights subject to transfer restrictions with the sole purpose of avoiding the application of the law applicable according to Belgian international private law;

•	the judgment is not subject to further recourse under U.S. law;

•	the judgment is not incompatible with a judgment rendered in Belgium or with a subsequent judgment rendered abroad that might be enforced in Belgium;

•	a claim was not filed outside Belgium after the same claim was filed in Belgium, while the claim filed in Belgium is still pending;

•	the Belgian courts did not have exclusive jurisdiction to rule on the matter;

•	the U.S. court did not accept its jurisdiction solely on the basis of either the nationality of the plaintiff or the location of the disputed goods; and

•	the judgment submitted to the Belgian court is authentic.

USE OF PROCEEDS

We will not receive any proceeds from the Exchange Offer. In exchange for delivering the Exchange Shares as contemplated in this prospectus, we will receive Original Shares which are identical to the Exchange Shares except that the Exchange Shares will be subject to a temporary difference in dividend entitlement during the Transition Period and will be registered under the Securities Act, and, therefore, will not bear legends restricting their transfer. The Original Shares surrendered in exchange for Exchange Shares will be cancelled.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, restricted cash and capitalization:

•	on an actual historical basis, as of September 30, 2014;

•	on an adjusted basis, to give effect to:

•	the acquisition of the Sandra, the last Maersk Acquisition Vessel for an amount of $78.0 million, of which a remaining payment of $70.2 million was made;

•	the acquisition of the Hojo and Hakone, two of the VLCC Acquisition Vessels, for an aggregate amount of $176.0 million, of which a remaining payment of $158.4 million was made;

•	the final drawdown of $39.8 million under our $500.0 million Senior Secured Credit Facility to finance the acquisition of the last Maersk Acquisition Vessel, the Sandra;

•	the repayment of $153.1 million outstanding under our $300.0 million Senior Secured Credit Facility with borrowings of $124.7 million under our $340.0 million Senior Secured Credit Facility;

•	a drawdown of $230.0 million on our $750.0 million Senior Secured Credit Facility;

•	the drawdown of $110.5 million on our $340.0 million Senior Secured Credit Facility to finance the acquisition of the Hojo and Hakone;

•	the scheduled repayment of $24.0 million on our $500.0 million Senior Secured Credit Facility; and

•	the sale and delivery of the VLCC Antarctica to its new owner on January 15, 2015, for an aggregate sales price of $89.0 million, less a $10.0 million prepayment that we received in 2012, which resulted in net cash proceeds to us of $79.0 million.

•	on an as further adjusted basis, to give effect to:

•	the issuance of 13,550,000 ordinary shares in the Underwritten Public Offering at an assumed public offering price of $12.94 per share, which was the closing price on the Euronext Brussels on January 19, 2015 (based on the Bloomberg Composite Rate of €0.8604 per $1.00 in effect on that date) and assuming that the underwriters in the Underwritten Public Offering do not exercise their option to purchase additional shares; and

•	the issuance of up to 12,297,071 ordinary shares (consisting of 9,459,286 ordinary shares relating to the contribution of the principal amount and, at our option, up to 2,837,785 ordinary shares relating to the payment of interest in shares over five years) that we may issue at or following the closing of the Underwritten Public Offering if we exercise our option to force a conversion of our outstanding perpetual convertible equity preferred securities.

There have been no significant changes to our capitalization since September 30, 2014, as so adjusted. The information set forth in the table assumes no exercise of the underwriters’ over-allotment option. You should read this capitalization table together with the section of this prospectus entitled “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2014
	Actual	As Adjusted	As Further Adjusted
	(US$ in thousands)
Cash
Cash and cash equivalents(1)	$105,542	$280,448	$440,988
Restricted cash	—	—	—

Total Cash	105,542	280,448	440,988

Debt
Secured Debt(2)	907,321	1,231,827	1,231,827
Unsecured Debt	378,445	368,445	368,445

Total debt	1,285,766	1,600,272	1,600,272
Capitalization
Shareholders’ equity(3)

Ordinary shares, no par value, 131,050,666 outstanding at September 30, 2014, Actual; Ordinary shares, no par value, 131,050,666 – As Adjusted; Ordinary shares, no par value, – 156,897,737 As Further Adjusted

Share capital	142,441	142,441	167,450
Share premium account	941,770	941,770	1,167,098
Preferred equity	75,000	75,000	—
Translation reserves	504	504	504
Hedging reserve	—	—	—
Treasury shares	(46,062)	(46,062)	(46,062)
Retained earnings	362,575	362,575	347,778
Non-controlling interest	—	—	—

Shareholders’ equity	1,476,228	1,476,228	1,636,768

Total capitalization	2,761,994	3,076,500	3,237,040

(1)	Increase in cash and cash equivalents of $174.9 million as a result of (i) a $70.2 million remaining payment due in connection with our acquisition of the Sandra, the last Maersk Acquisition Vessel, (ii) the drawdown of $39.8 million under our $500.0 million Senior Secured Credit Facility, (iii) the repayment of $153.1 million on our $300.0 million Senior Secured Credit Facility, (iv) the drawdown of $231.8 million under our $340.0 million Senior Secured Credit Facility (including $3.4 million in transaction costs), (v) the drawdown of $230.0 million under our $750.0 million Senior Secured Credit Facility, (vi) a $158.4 million remaining payment due in connection with our acquisition of the Hojo and the Hakone, (vii) a scheduled repayment of $24.0 million under our $500.0 million Senior Secured Credit Facility, and (viii) net proceeds of $79.0 million as a result of the sale of the VLCC Antarctica.
(2)	As adjusted for (i) the drawdown of $39.8 million under our $500.0 million Senior Secured Credit Facility, (ii) the repayment of $153.1 million under our $300.0 million Senior Secured Credit Facility, (iii) the drawdown of $231.8 million under our $340.0 million Senior Secured Credit Facility (including $3.4 million in transaction costs), (iv) the drawdown of $230.0 million under our $750.0 million Senior Secured Credit Facility and (v) the scheduled repayment of $24.0 million under our $500.0 million Senior Secured Credit Facility.
(3)	Excluding 1,147,621 ordinary shares issuable upon conversion of our outstanding Convertible Notes due 2015.

PER SHARE MARKET PRICE INFORMATION

Our ordinary shares have traded on the Euronext Brussels since December 1, 2004, under the symbol “EURN.” The closing price of our ordinary shares on the Euronext Brussels was €11.13 per share on January 19, 2015, which was equivalent to approximately $12.94 per share based on the Bloomberg Composite Rate of €0.8604 to $1.00 in effect on that date.

Our ordinary shares have been approved for listing on the NYSE under the symbol “EURN,” upon notice of issuance.

The following tables set forth the high and low prices and the average daily trading volume for our ordinary shares as reported on the Euronext Brussels for the periods listed below. Share prices are presented in U.S. dollars per ordinary share based on the Bloomberg Composite Rate on each day of measurement.

	Euronext Brussels
	High (U.S. dollars)	Low (U.S. dollars)	Average Daily Trading Volume (shares)
Fiscal year ended December 31, 2010	25.09	15.06	75,263
Fiscal year ended December 31, 2011	18.04	3.85	57,867
Fiscal year ended December 31, 2012	9.73	4.77	52,836
Fiscal year ended December 31, 2013	12.06	3.95	65,651
Fiscal year ended December 31, 2014	14.80	9.06	162,048

	Euronext Brussels
	High (U.S. dollars)	Low (U.S. dollars)	Average Daily Trading Volume (shares)
First quarter 2013	6.87	4.33	62,570
Second quarter 2013	5.68	3.95	46,232
Third quarter 2013	6.55	4.62	47,250
Fourth quarter 2013	12.06	6.20	107,233
First quarter 2014	14.80	11.08	289,381
Second quarter 2014	12.79	10.70	73,378
Third quarter 2014	13.09	10.79	86,061
Fourth quarter 2014	13.18	9.06	204,945
First quarter 2015 (through and including January 19, 2015)	13.16	12.04	676,256

	Euronext Brussels
	High (U.S. dollars)	Low (U.S. dollars)	Average Daily Trading Volume (shares)
January 2014	14.80	11.42	583,178
February 2014	14.50	12.09	172,202
March 2014	14.22	11.08	121,173
April 2014	12.28	10.70	113,139
May 2014	12.67	11.79	64,492
June 2014	12.79	11.96	44,396
July 2014	13.06	11.97	90,207
August 2014	12.55	10.87	89,319
September 2014	13.09	10.79	78,618
October 2014	11.60	9.06	172,171
November 2014	12.37	10.29	118,627
December 2014	13.18	11.51	323,050
January 2015 (through and including January 19, 2015)	13.16	12.04	676,256

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods set forth below, the high, low, average and period end Bloomberg Composite Rate (New York) expressed as EUR per $1.00. The Bloomberg Composite Rate is a “best market” calculation in which, at any point in time, the bid rate is equal to the highest bid rate of all contributing bank indications and the ask rate is set to the lowest ask rate offered by these banks. The Bloomberg Composite Rate is a mid-value rate between the applied highest bid rate and the lowest ask rate.

	EUR per $1.00
Year	High	Low	Average(1)	Period end
2010	0.8420	0.6859	0.7583	0.7471
2011	0.7777	0.6695	0.7162	0.7714
2012	0.8303	0.7415	0.7753	0.7580
2013	0.7842	0.7204	0.7523	0.7277
2014	0.8266	0.7148	0.7540	0.8266

Month	High	Low	Average(2)	Period end
January 2014	0.7418	0.7259	0.7341	0.7415
February 2014	0.7419	0.7234	0.7316	0.7246
March 2014	0.7296	0.7160	0.7233	0.7263
April 2014	0.7312	0.7192	0.7241	0.7211
May 2014	0.7360	0.7148	0.7282	0.7335
June 2014	0.7403	0.7301	0.7353	0.7305
July 2014	0.7481	0.7301	0.7387	0.7466
August 2014	0.7615	0.7438	0.7511	0.7615
September 2014	0.7954	0.7599	0.7756	0.7917
October 2014	0.8002	0.7764	0.7886	0.7983
November 2014	0.8090	0.7939	0.8017	0.8033
December 2014	0.8266	0.7962	0.8126	0.8266
January 2015 (through and including January 19, 2015)	0.8718	0.8259	0.8481	0.8604

(1)	The average of the Bloomberg Composite Rates on the last business day of each month during the relevant period.
(2)	The average of the Bloomberg Composite Rates on each business day during the relevant period.

The Bloomberg Composite Rate on January 19, 2015 was €0.8604 per $1.00.

The above rates may differ from the actual rates used in the preparation of our consolidated financial statements and other financial information appearing in this prospectus. Our inclusion of these exchange rates is not meant to suggest that the Euro amounts actually represent such dollar amounts or that such amounts could be or could have been converted into dollars at any particular rate, if at all. For a discussion of the impact of the exchange rate fluctuations on our financial condition and results of operations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

DIVIDEND POLICY

Our Board of Directors may from time to time, declare and pay cash dividends in accordance with our Articles of Association and applicable Belgian law. The declaration and payment of dividends, if any, will always be subject to the approval of either our Board of Directors (in the case of “interim dividends”) or of the shareholders (in the case of “regular dividends” or “intermediary dividends”). Our Board of Directors has not declared or paid a dividend since 2010, but will continue to assess the declaration and payment of dividends upon consideration of our financial results and earnings, restrictions in our debt agreements, market prospects, current capital expenditures, commitments, investment opportunities, and the provisions of Belgian law affecting the payment of dividends to shareholders and other factors. We cannot assure you that we will pay any dividends in the future or of the amount of such dividends.

In general, we may only distribute dividends after approval at a meeting of the shareholders. Dividends are paid at the time and place indicated by our Board of Directors. During the 90 day period commencing on the closing date of the Underwritten Public Offering, or the “Transition Period,” the ordinary shares offered in the Underwritten Public Offering, together with the ordinary shares offered in this Exchange Offer, and the existing ordinary shares issued in Belgium which are currently trading on the Euronext Brussels will have different dividend rights. If a dividend is declared during the Transition Period, holders of ordinary shares issued in the Underwritten Public Offering and the Exchange Offer would be entitled to receive dividends based only upon the earnings from our operations from and after the date of issuance of such ordinary shares, while holders of existing ordinary shares would be entitled to receive dividends based upon our earnings from and after the date of issuance of the ordinary shares and for all prior periods. Upon the completion of the Transition Period, (i) the ordinary shares issued in the Underwritten Public Offering and the Exchange Shares shall immediately have the same dividend rights as the existing ordinary shares issued in Belgium (including the Original Shares) and (ii) all of the Company’s outstanding ordinary shares (including the Original Shares, the Exchange Shares and the shares issued in the Underwritten Public Offering) shall have the same rights and privileges in all respects. The Exchange Offer will expire 60 days after it is commenced. As such, shareholders who participate in the Exchange Offer will receive Exchange Shares that are identical to Original Shares, except that Exchange Shares will be subject to the temporary difference in dividend entitlement during the Transition Period and are registered under the Securities Act and, therefore, will not bear legends restricting their transfer. Please see “Description of Share Capital – Ordinary Shares.”

Pursuant to the Belgian Companies Code, the shareholders’ meeting can, in principle, decide on the profit appropriation by a simple majority of votes cast at the general shareholders’ meeting, and this on the basis of the most recently audited annual accounts that were drawn up in accordance with the generally accepted accounting principles in Belgium and on the basis of a (non-binding) proposal from our Board of Directors. Our Articles of Association also authorize the Board of Directors to pay interim dividends on the profit of the current financial year in accordance with the provisions of the Belgian Companies Code. Belgian law generally prohibits the payment of dividends unless net assets on the closing date of the last financial year do not fall beneath the amount of the registered capital and, before the dividend is paid out, 5% of the net profit is allocated to the legal reserve until this legal reserve amounts to 10% of the share capital. No distributions may occur if, as a result of such distribution, our net assets would fall below the sum of (i) the amount of our registered capital, (ii) the amount of such aforementioned legal reserves, and (iii) other reserves which may be required by our articles of association or by laws, such as the reserves not available for distribution in the event we hold treasury shares. In addition, the corporate law of jurisdictions in which our subsidiaries are organized may impose restrictions on the payment or source of dividends under certain circumstances.

During the period from December 2004, when our shares began trading on the Euronext Brussels, to December 31, 2013, we distributed total dividends to our shareholders in the amount of $656.9 million out of cumulative net results of $865.3 million during the same period. We pay these dividends when, in the view of our Board of Directors, we generate excess cashflow from operations above what is required to meet our near term debt service and capital expenditure obligations, which occurs during periods of strong market related charter rates.

We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. In addition, certain covenants in our loan facilities prohibit us from paying dividends if there is or will be, as a result of the dividend, a default or breach of a loan covenant or the dividend is of an amount greater than 50% of our annual or semi-annual net income, depending on the period to which the dividend relates, without obtaining the consent of our lenders prior to the payment of such dividend. For a discussion of the material tax consequences regarding the receipt of dividends we may declare, please see “Taxation.”

We can give no assurance that dividends will be paid in the future or the amount of such dividends. Our Board of Directors will seek to distribute to our shareholders cash it deems as surplus through the payment of dividends, as it has done in the past and as demonstrated in the table below. We have historically paid dividends on our ordinary shares in Euros. Our history of dividends paid to our shareholders is as follows:

Year	Dividend Amount per Ordinary Share (EUR)
2004	EUR	3.20
2005	EUR	1.60
2006	EUR	1.68
2007	EUR	0.80
2008	EUR	2.60
2009	EUR	0.10
2010	EUR	0.10

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents, in each case for the periods and as of the dates indicated, historical selected consolidated financial and other data. The selected consolidated statement of profit or loss data and selected cash flow data for the years ended December 31, 2013, 2012 and 2011 and the selected consolidated statement of financial position data for the years ended December 31, 2013 and 2012 have been derived from the audited consolidated financial statements, and the notes thereto, included in this prospectus. The selected consolidated statement of profit or loss data and summary cash flow data for the nine months ended September 30, 2014 and 2013 and the summary consolidated statement of financial position data as of September 30, 2014 have been derived from the unaudited condensed consolidated interim financial statements, and the notes thereto, included in this prospectus. The financial statements included herein have been prepared in accordance with IFRS as issued by the IASB, and are in U.S. dollars. The following financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and related notes, and other financial information appearing elsewhere in this prospectus.

Consolidated Statement of Profit or Loss Data (US$ in thousands, except per share data)	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012	2011
Revenue	329,119	224,327	304,622	320,836	326,315
Gains on disposal of vessels/other tangible assets	8,776	—	8	10,067	22,153
Other operating income	6,558	10,204	11,520	10,478	5,773
Expenses for shipping activities	(203,865)	(154,593)	(206,528)	(210,558)	(212,459)
Losses on disposal of vessels	—	(215)	(215)	(32,080)	(25,501)
Impairment on non-current assets held for sale	(7,416)	—	—	—	—
Depreciation tangible assets	(113,045)	(102,378)	(136,882)	(146,881)	(142,358)
Depreciation intangible assets	(14)	(70)	(75)	(181)	(213)
Employee benefits	(15,021)	(10,071)	(13,881)	(15,733)	(15,581)
Other operating expenses	(13,258)	(8,268)	(13,283)	(15,065)	(13,074)

Result from operating activities	(8,166)	(41,064)	(54,714)	(79,117)	(54,945)

Finance income	1,594	1,351	1,993	5,349	5,663
Finance expenses	(57,489)	(40,485)	(54,637)	(55,507)	(52,484)

Net finance expense	(55,895)	(39,134)	(52,644)	(50,158)	(46,821)
Share of profit (loss) of equity accounted investees (net of income tax)	22,294	13,887	17,853	9,953	5,897

Profit (loss) before income tax	(41,767)	(66,311)	(89,505)	(119,322)	(95,869)

Income tax expense	(94)	(99)	(178)	726	(118)

Profit (loss) for the period	(41,861)	(66,410)	(89,683)	(118,596)	(95,987)

Attributable to:
Owners of the Company	(41,861)	(66,410)	(89,683)	(118,596)	(95,987)

Basic earnings per share	(0.37)	(1.33)	(1.79)	(2.37)	(1.92)
Diluted earnings per share	(0.37)	(1.33)	(1.79)	(2.37)	(1.92)

Consolidated Statement of Financial Position Data (at Period End) (US$ in thousands, except for per share and fleet data)	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012	2011
Cash and cash equivalents	105,542		74,309	113,051	163,108
Vessels	2,049,289		1,434,800	1,592,837	1,616,178
Vessels under construction	—		—	—	89,619
Current and non-current bank loans	907,321		847,763	911,474	938,992
Equity attributable to Owners of the Company	1,476,228		800,990	866,970	980,988
Cash flow data
Net cash inflow/(outflow)
Operating activities	(35,915)	(28,847)	(8,917)	69,812	28,060
Investing activities	(796,810)	42,882	28,114	(86,986)	39,852
Financing activities	864,658	(72,124)	(57,384)	(33,117)	(48,606)
Fleet Data (Unaudited)
VLCCs
Average number of vessels(1)	18	11	11	13	14
Calendar days(2)	4,980	3,058	4,085	4,940	5,264
Vessel operating days(3)	4,884	3,004	4,036	4,891	5,119
Available days(4)	4,929	3,010	4,044	4,910	5,198
Fleet utilization(5)	99%	100%	99.8%	99.6%	98.5%
Daily TCE charter rates(6)	$25,050	$25,077	$25,785	$23,510	$24,457
Daily vessel operating expenses(7)	$8,356	$7,968	$8,178	$7,761	$7,440
Suezmaxes
Average number of vessels(1)	19	19	19	18	18
Calendar days(2)	5,187	5,101	6,848	6,588	6,578
Vessel operating days(3)	5,066	4,964	6,661	6,436	6,448
Available days(4)	5,163	5,005	6,664	6,489	6,456
Fleet utilization(5)	98%	99%	100%	99.2%	99.9%
Daily TCE charter rates (6)	$24,002	$18,532	$19,284	$21,052	$24,237
Daily vessel operating expenses(7)	$8,158	$7,697	$7,753	$7,868	$8,442
Average daily general and administrative expenses per vessel – owned tanker segment only(8)	$2,781	$2,248	$2,485	$2,672	$2,420
Other data
EBITDA (unaudited) (9)	$127,187	$75,271	$100,096	$77,898	$93,523
Adjusted EBITDA (unaudited) (9)	$154,462	$104,355	$138,853	$120,719	$128,367
Time charter equivalents revenues	$243,941	$167,326	$232,519	$250,476	$281,476
Basic weighted average shares outstanding	112,238,388	50,000,000	50,230,438	50,000,000	50,000,000
Diluted weighted average shares outstanding	112,238,388	50,000,000	50,230,438	50,000,000	50,000,000

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was part of our fleet during the period divided by the number of calendar days in that period.
(2)	Calendar days are the total days the vessels were in our possession for the relevant period, including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(3)	Vessel operating days are the total days our vessels were in our possession for the relevant period net of all off-hire days (scheduled and unscheduled), including off-hire days, associated with major repairs, drydockings or special or intermediate surveys.
(4)	Available days are the total days our vessels were in our possession for the relevant period net of scheduled off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(5)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days and is determined by dividing Vessel operating days by available days for the relevant period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or intermediate or vessel positioning.
(6)

Time Charter Equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating the TCE rate is consistent with industry standards and is determined by dividing total voyage revenues less voyage expenses by vessel operating days for the relevant time period. The period over which voyage revenues are recognized commences at the time the vessel leaves the port at which she discharged her cargo related to her previous voyage (or as the case may be when a vessel is leaving a yard at which she went to drydock or in the case of a newbuilding or a newly acquired vessel as from the moment the vessel is available to take a cargo. The period ends at the time that discharge of cargo is completed. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. We may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances.

The TCE rate is not a measure of financial performance under IFRS (non-IFRS measure), and should not be considered as an alternative to voyage revenues, the most directly comparable IFRS measure, or any other measure of financial performance presented in accordance with IFRS. However, TCE rate is standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the nine months ended September 30, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011:

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012	2011
VLCC
Net VLCC revenues for all employment types	$122,345,219	$75,331,000	$104,068,875	$114,987,548	$125,195,000
Total VLCC operating days	4,884	3,004	4,036	4,891	5,119
Daily VLCC TCE Rate	$25,050	$25,077	$25,785	$23,510	$24,457
SUEZMAX
Net Suezmax revenues for all employment types	$121,595,341	$91,994,953	$128,449,941	$135,488,742	$156,280,502
Total Suezmax operating days	5,066	4,964	6,661	6,436	6,448
Daily Suezmax rate	$24,002	$18,532	$19,284	$21,052	$24,237
Tanker Fleet
Net Tanker fleet revenues for all employment type	$243,940,560	$167,325,953	$232,518,816	$250,476,290	$281,475,502
Total Fleet operating days	9,950	7,968	10,697	11,327	11,568
Daily Fleetwide TCE	$24,517	$21,000	$21,737	$22,113	$24,332

The following table reflects the calculation of our net revenues for the nine months ended September 30, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011:

	Nine Months Ended September 30,		Year Ended December 31,
(US$ in thousands)	2014	2013	2013	2012	2011
Voyage charter revenues	$230,033	$122,141	$171,225	$175,947	$139,265
Time charter revenues	$99,086	$102,186	$133,396	$144,889	$187,050

Subtotal revenue	$329,119	$224,327	$304,622	$320,836	$326,315
Other income	$6,558	$10,204	$11,520	$10,478	$5,773

Total operating revenues	$335,677	$234,531	$316,142	$331,314	$332,088
Net Tanker Fleet Revenues reconciliation
Tanker Fleet
Share of total Revenues attributable to ships owned by Euronav*	$335,067	$225,732	$312,103	$322,576	$328,359
less voyage expenses and commissions	$(91,127)	$(58,406)	$(79,584)	$(72,100)	$(46,884)

Net Total Tanker Fleet	$243,940	$167,326	$232,519	$250,476	$281,476
of which Net VLCC Revenues for all employment types	$121,345	$75,331	$104,069	$114,988	$125,195
of which Net Suezmax Revenues for all employment types	$121,595	$91,995	$128,450	$135,489	$156,281

*	Some revenues are excluded because these do not relate directly to vessels.

(7)	Daily vessel operating expenses, or DVOE, is calculated by dividing direct vessel expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance and maintenance and repairs, by calendar days for the relevant time period.
(8)	Average daily general and administrative expenses are calculated by dividing general and administrative expenses by calendar days for our owned tanker segment and relevant time period. Average daily general and administrative expenses are lower when our jointly-owned vessels are included in this calculation.
(9)	EBITDA (a non-IFRS measure) represents operating earnings before interest expense, income, taxes and depreciation expense attributable to us. EBITDA is presented to provide investors with meaningful additional information that management uses to monitor ongoing operating results and evaluate trends over comparative periods. We believe that EBITDA is useful to investors as the shipping industry is capital intensive which often brings significant cost of financing. EBITDA should not be considered a substitute for profit/(loss) attributable to us or cash flow from operating activities prepared in accordance with IFRS as issued by the IASB or as a measure of profitability or liquidity. The definition of EBITDA used here may not be comparable to that used by other companies.

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012	2011
EBITDA Reconciliation (unaudited)
Profit (loss) for the period	$(41,861)	$(66,410)	$(89,683)	$(118,596)	$(95,987)
plus Net finance expenses	$55,895	$39,134	$52,644	$50,158	$46,821
plus Depreciation of tangible and intangible assets	$113,059	$102,448	$136,957	$147,062	$142,571
plus Income tax expense	$94	$99	$178	$(726)	$118

EBITDA (unaudited)	$127,187	$75,271	$100,096	$77,898	$93,523

Adjusted EBITDA (a non-IFRS measure) represents operating earnings (including the share of EBITDA of equity accounted investees) before interest expense, income, taxes and depreciation expense attributable to us. Adjusted EBITDA provides investors with meaningful additional information that management uses to monitor ongoing operating results and evaluate trends over comparative periods as the shipping industry is a capital intensive industry which often brings significant cost of financing. We also believe that Adjusted EBITDA is useful to investors and equity analysts as a measure of our operating performance that can be readily compared to other companies and we use Adjusted EBITDA in our internal evaluation of operating effectiveness and decisions regarding the allocation of resources. Adjusted EBITDA should not be considered a substitute for profit/(loss) attributable to us or cash flow from operating activities prepared in accordance with IFRS as issued by the IASB or any other measure of operating performance. The definition of adjusted EBITDA used here may not be comparable to that used by other companies.

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012	2011
Adjusted EBITDA Reconciliation (unaudited)
Profit (loss) for the period using proportionate method for Equity Accounted Investees	$(41,861)	$(66,410)	$(89,683)	$(118,596)	$(95,987)
plus Net finance expenses	$55,895	$39,134	$52,644	$50,158	$46,821
plus Net finance expenses JV	$5,558	$6,134	$8,352	$12,370	$8,892
plus Depreciation of tangible and intangible assets	$113,059	$102,448	$136,957	$147,062	$142,571
plus Depreciation of tangible and intangible assets JV	$21,717	$22,950	$30,405	$30,451	$25,952
plus Income tax expense	$94	$99	$178	$(726)	$118
plus Income tax expense JV	$—	$—	$—	$—	$—

Adjusted EBITDA (unaudited)	$154,462	$104,355	$138,853	$120,719	$128,367

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our historical audited and unaudited consolidated financial statements and accompanying notes, and other financial information appearing elsewhere in this prospectus. You should also carefully read the following discussion in conjunction with “Risk Factors,” “Forward-Looking Statements,” “Selected Historical Financial and Other Data,” “The International Oil Tanker Shipping Industry,” and “Overview of the Offshore Oil and Gas Industry.”

Overview

We are a fully-integrated provider of international maritime shipping and offshore services engaged primarily in the transportation and storage of crude oil. We were incorporated under the laws of Belgium on June 26, 2003, and we grew out of the combination of certain tanker businesses carried out by three companies that had a strong presence in the shipping industry: CMB, formed in 1895, CNN, formed in 1938, and Ceres Hellenic, formed in 1950. Our predecessor started doing business under the name “Euronav” in 1989.

As of January 16, 2015, we owned and operated a modern fleet of 52 vessels (including three chartered-in vessels) with an aggregate carrying capacity of approximately 13.0 million dwt, consisting of 26 VLCCs, one ULCC, 23 Suezmax vessels, and two FSOs.

In January 2014, we agreed to acquire 15 modern VLCCs with an average age at the time of acquisition of approximately 4.1 years from Maersk Tankers, which we refer to as the “Maersk Acquisition Vessels,” for a total purchase price of $980.0 million payable as the vessels were delivered to us charter-free. This acquisition was fully financed through a combination of new equity and debt issuances and borrowings under our $500.0 Million Senior Secured Credit Facility (described below). During the period from February 2014 through October 2014, we took delivery of all of the Maersk Acquisition Vessels.

In addition, in July 2014, we agreed to acquire four additional modern VLCCs from Maersk Tankers for an aggregate purchase price of $342.0 million, which we refer to as the “VLCC Acquisition Vessels”. The purchase price of the VLCC Acquisition Vessels will be financed using the net proceeds of $121.1 million that we received in an underwritten private offering of 10,556,808 of our ordinary shares in Belgium in July 2014, available cash on hand and borrowings under our $340.0 Million Senior Secured Credit Facility. Two of these vessels were delivered to us during the fourth quarter of 2014, one vessel is expected to be delivered to us during the first quarter of 2015 and the last vessel is expected to be delivered to us during the second quarter of 2015.

After taking delivery of the two remaining VLCC Acquisition Vessels (one of which we currently charter in), we will own and operate 53 double-hulled tankers (including our two FSOs) with an aggregate carrying capacity of approximately 13.3 million dwt. The weighted average age of our fleet as of January 16, 2015, pro forma for the two remaining VLCC Acquisition Vessels to be delivered to us after this date, was approximately 7.4 years, as compared to an industry average age of approximately 8.9 years, according to Drewry.

We currently charter our vessels, non-exclusively, to leading international energy companies, such as Maersk Oil, Total and Valero, although there is no guarantee that these companies will continue their relationships with us. We pursue a chartering strategy that seeks an optimal mix of employment of our vessels depending on the fluctuations of freight rates in the market and our own judgment as to the direction of those rates in the future. Our vessels are therefore routinely employed on a combination of spot market voyages, fixed-rate contracts and long-term time charters, which typically include a profit sharing component. We principally employ our VLCCs, and expect to employ the two remaining undelivered VLCC Acquisition Vessels, through the TI Pool, a spot market-oriented pool in which we were a founding member in 2000. As of January 16, 2015, 14 of our vessels were employed directly in the spot market, 25 of our vessels were employed in the TI Pool, 11 of our vessels were employed on long-term charters, including 10 with profit sharing components, of which the average remaining duration is 13.6 months, and our two FSOs were employed on long-term service contracts. While we believe that our chartering strategy allows us to capitalize on opportunities in an environment of increasing rates by maximizing our exposure to the spot market, our vessels operating in the spot market may be subject to market downturns to the extent spot market rates decline. At times when the freight market may become more challenging, we will try to timely shift our exposure to more time charter contracts and potentially dispose of some of our assets which should provide us with incremental stable cash flows and stronger utilization rates supporting our business during periods of market weakness. We believe that our chartering strategy and our fleet size management, combined with the leadership of our experienced management team should enable us to capture value during cyclical upswings and to withstand the challenging operating environment such as the one seen in the past several years.

        On October 1, 2014, Tankers International, of which we own 41.1%, and Frontline, a company not affiliated with us, announced the formation of VLCC Chartering Ltd., a new chartering joint venture that has access to the combined fleets of Frontline and the TI Pool, including our vessels that are operating in the TI Pool. VLCC Chartering Ltd. commenced operations on October 6, 2014. Tankers International and Frontline each own 50% of VLCC Chartering Ltd. Beginning October 1, 2014, we expect to treat VLCC Chartering Ltd. as an associate and account for it using the equity method.

We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital, borrowings from commercial banks and the occasional issuance of convertible notes. Our ability to generate adequate cash flows on a short- and medium-term basis depends substantially on the trading performance of our vessels. Historically, market rates for charters of our vessels have been volatile. For example, during the year ended December 31, 2013, our voyage charter and pool revenues decreased by 3% compared to the same period in 2012, from $175.9 million to $171.2 million, and our time charter revenue decreased by 8%, from $144.9 million to $133.4 million. During the nine months ended September 30, 2014, our voyage charter and pool revenues increased by 88% compared to the same period in 2013, from $122.1 million to $230.0 million, reflecting a larger fleet and higher realized spot market charter rates, and our time charter revenue decreased by 3% compared to the same period in 2013, from $102.2 million to $99.1 million because we had slightly less days on time charter. Periodic adjustments to the supply of and demand for oil tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short- and medium-term revenue and liquidity.

For our fiscal year ended December 31, 2013, we had $304.6 million in revenue and incurred a net loss of $89.7 million, and for the nine month period ended September 30, 2014, we had $329.1 million in revenue and incurred a net loss of $41.9 million.

Our Operations and the Oil Tanker Market

Our revenues are highly sensitive to supply and demand patterns for vessels of the size and design configurations which we own and operate and the trades in which our vessels operate. Rates for the transportation of crude oil from which we earn a substantial part of our revenues are determined by market forces such as the supply and demand for oil, the distance that cargoes must be transported, and the number of vessels expected to be available at the time such cargoes need to be transported. The demand for oil shipments is significantly affected by the state of the global economy, global GDP growth and level of OPEC exports. The number of vessels is affected by newbuilding deliveries and by the removal of existing vessels from service, principally because of storage, scrappings or conversions. Our revenues are also affected by the mix of charters between spot market voyages and medium- to long-term time charters. Because shipping revenues and voyage expenses are significantly affected by the mix between voyage charters and time charters, we manage our vessels to maximize TCE revenues, which represents operating revenues less voyage expenses, as a measure to compare revenue generated from a voyage charter, under which we are responsible for voyage related expenses, to revenue generated from a time charter, under which we are not responsible for voyage related expenses. Our management makes economic decisions based on anticipated TCE rates and evaluates financial performance based on TCE rates achieved on our vessels.

In general, the supply of tankers is influenced by the current orderbook for newbuilding vessels and the rate of removal of vessels from the worldwide fleet for scrapping or conversion as vessels age. In recent years, the supply of tanker capacity has increased more rapidly than demand for tanker capacity, resulting in the oversupply of tankers. Following a period of rapid expansion from 2007 through 2012, the worldwide tanker fleet grew by only 1.6% in 2013, of which VLCCs and Suezmax vessels grew by 2.0% and 1.4%, respectively, representing the lowest annual increase since 2007. A total number of 31 Suezmax vessels and 30 VLCCs were added to the worldwide tanker fleet in 2013, compared to 9 Suezmax vessels and 21 VLCCs added to the worldwide tanker fleet in 2012. This imbalance could materially affect charter rates.

Early in the first half of 2014, charter rates for large crude carriers increased in both the Suezmax and the VLCC markets compared to the same period in 2013 due to greater cargo movements. Charter rates have, however, been extremely volatile and we expect this trend will continue during the course of this year. Initially, charter rates in January 2014 were slightly down compared to the previous month but the market then picked up again towards the second half of the month. February 2014 and March 2014 followed the same volatile trend in charter rates due to a combination of factors, such as weather and uncertain tonnage lists. We believe, however, that there has been a significant improvement compared to the same period in 2013 when the rates were stable but low due to excess tanker capacity. The second quarter of 2014 was dominated with one of the longest and deepest turnaround seasons for refineries we have seen which reduced demand for crude oil. However, the underlying picture of a more balanced market had not changed and once refineries were back up towards the end of the second quarter, positive pressure started to build on freight rates. We and more particularly TI (VLCC Pool) were observing this and pressing the market for higher rates to reflect the tight balance. Initially the freight market showed plenty of resistance as smaller ship owners who could not benefit from the flow of information only major players have access to, were persuaded by charterers that there were more competing ships than was really the case. This was eventually overcome and rates moved up significantly on both the VLCC and Suezmax segments. Indeed, in July 2014, we have seen Suezmax rates at their highest level since January 2014. For the third quarter of 2014, VLCC rates were up 80% compared to the same period in 2013. We believe that crude oil tanker rates should remain strong in the coming months due to positive seasonal demand factors and improving underlying supply/demand fundamentals.

The following table presents our average TCE rates (in US dollars) and vessel operating days, which are the total days our vessels were in our possession for the relevant period net of scheduled off-hire days associated with major repairs, drydockings or special or intermediate surveys for the periods indicated*:

	Nine Months Ended September 30,						Year Ended December 31,
	2014			2013			2013			2012			2011
	REVENUE			REVENUE			REVENUE			REVENUE			REVENUE
	Fixed	Spot	Pool	Fixed	Spot	Pool	Fixed	Spot	Pool	Fixed	Spot	Pool	Fixed	Spot	Pool
TANKER SEGMENT VLCC
Average rate	40,335	10,044	25,427	50,317	703	18,012	42,813	21,583	20,437	41,797		18,607	49,114		18,742
Vessel Operating days	508	612	3,764	762	196	2,046	946	380	2,710	1,034		3,857	963		4,156

SUEZMAX
Average rate	25,078	22,964	—	20,204	16,186	—	21,305	16,575		23,320	16,745		27,795	11,941
Vessel Operating days	2,487	2,579	—	2,899	2,065	—	3,814	2,847		4,216	2,220		5,000	1,448

*	The above table does not include the joint venture vessels, recognized in the income statement using the Equity Method, at their respective share of economic interest.

	Nine Months Ended September 30,						Year Ended December 31,
	2014			2013			2013			2012			2011
	REVENUE			REVENUE			REVENUE			REVENUE			REVENUE
	Fixed	Spot	Pool	Fixed	Spot	Pool	Fixed	Spot	Pool	Fixed	Spot	Pool	Fixed	Spot	Pool
FSO SEGMENT (Equity Method) FSO
Average rate	175,191	—	—	173,923	—	—	175,394	—	—	147,308	—	—	137,027	—	—
Revenue days	273	—	—	273	—	—	365	—	—	366	—	—	365	—	—

Fleet Development

The following table summarizes the development of our fleet as of the dates presented below:*

	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
VLCCs
At start of period	12.2	12.2	12.2	13.9	17.2
Acquisitions	14.0	0.0	0.0	1.0	0.0
Dispositions	-2.5	0.0	0.0	-1.0	-1.0
Chartered in	2.8	0.0	0.0	-1.7	-2.3

At end of period	26.5	12.2	12.2	12.2	13.9
Newbuildings on order	0.0	0.0	0.0	0.0	1.0

Suezmax
At start of period	21.0	20.0	20.0	19.0	18.5
Acquisitions	0.0	0.0	0.0	1.0	0.5
Dispositions	0.0	0.0	0.0	0.0	0.0
Chartered in	0.0	1.0	1.0	0.0	0.0

At end of period	21.0	21.0	21.0	20.0	19.0
Newbuildings on order	0.0	0.0	0.0	1.0	2.0

FSO
At start of period	1.0	1.0	1.0	1.0	1.0
Acquisitions	0.0	0.0	0.0	0.0	0.0
Dispositions	0.0	0.0	0.0	0.0	0.0
Chartered in	0.0	0.0	0.0	0.0	0.0

At end of period	1.0	1.0	1.0	1.0	1.0
Newbuildings on order	0.0	0.0	0.0	0.0	0.0

Total fleet
At start of period	34.2	33.2	33.2	33.9	36.7
Acquisitions	14.0	0.0	0.0	2.0	0.5
Dispositions	-2.5	0.0	0.0	-1.0	-1.0
Chartered in	2.8	1.0	1.0	-1.7	-2.3

At end of period	48.5	34.2	34.2	33.2	33.9
Newbuildings on order	0.0	0.0	0.0	1.0	3.0

*	This table includes vessels we own through joint venture entities, which we recognize in our income statement using the equity method, at our respective share of economic interest. This table does not include vessels acquired, but not yet delivered, from Maersk Tankers.

Vessel Acquisitions and Charter-in Agreements

On January 5, 2011, we took delivery of the Suezmax Devon, which we own through one of our 50%-owned joint ventures with JM Maritime. Upon its delivery to us, we employed the Devon directly in the spot market.

In January 2012, we took delivery of the newbuilding Suezmax vessels Maria and Capt. Michael, which we own through one of our 50%-owned joint ventures, which we employed directly in the spot market upon their delivery to us.

In February 2012, we took delivery of the newbuilding VLCC Alsace, which commenced trading in the TI Pool upon its delivery to us.

On March 16, 2012, we acquired for no consideration a 50% participation in the co-chartered-in vessel KHK Vision from OSG.

On February 5, 2014, we agreed to charter-in the VLCC Maersk Hojo from Maersk Tankers A/S for a period of 12 months, with the option to extend the charter for an additional 12 months. The time charter commenced on March 24, 2014 upon delivery of the vessel to us.

On February 5, 2014, we agreed to charter-in the VLCC Maersk Hirado from Maersk Tankers A/S for a period of 12 months, with the option to extend the charter for an additional 12 months.

During the period from February 2014 through October 2014, we took delivery of all of the Maersk Acquisition Vessels from Maersk Tankers, Nautilus, Nucleus, Navarin, Newton, Sara, Ilma, Nautic, Ingrid, Noble, Nectar, Simone, Neptun, Sonia, Iris and Sandra.

On July 7, 2014, we agreed to acquire an additional four modern VLCCs, charter-free, from Maersk Tankers for an aggregate purchase price of $342.0 million. Two of the vessels were delivered to us during the fourth quarter of 2014, one vessel is expected to be delivered to us during the first quarter of 2015, and the remaining vessel is expected to be delivered to us in the second quarter of 2015.

Vessel Sales and Redeliveries

On March 3, 2011, we delivered the VLCC Pacific Lagoon, which was sold to an unrelated third-party for an aggregate of $52.0 million in 2010.

On March 12, 2011 and August 22, 2011, we redelivered the chartered-in the VLCC Hawtah and VLCC Watban to their respective owners.

In May 2011, we took redelivery of the VLCC Irene SL, which was employed in the TI Pool, in which we held a 25% economic interest in the chartered-in contract.

In September 2012, we redelivered the VLCC Ardenne Venture, which we own through one of our 50%-owned joint ventures, upon the expiration of its time charter-in period.

In October 2012, we sold the VLCC Algarve for $35.8 million, resulting in a capital gain of $7.3 million.

In November 2012, we terminated early the time chartered-in contract for VLCC TI Guardian, which was scheduled to expire in October 2013. The TI Guardian was the oldest vessel in our fleet at that time and was booked as a finance lease.

In March 2013, we sold the newbuilding Suezmax Cap Isabella to Belle Shipholdings Ltd., a related party, pursuant to a sale and leaseback agreement for $54.0 million, which was used to pay the final shipyard installment due at delivery of $55.2 million. The stock of Belle Shipholdings Ltd. is held for the benefit of immediate family members of Peter Livanos, the representative of our corporate director TankLog Holdings Limited.

In November 2013, we sold the VLCC Ardenne Venture, which we owned through one of our 50% owned joint ventures, for $41.7 million, resulting in a capital gain of $2.2 million. The vessel was delivered to the new owner on January 2, 2014.

On January 7, 2014, we sold the VLCC Luxembourg for $28.0 million to an unrelated third-party, resulting in a capital gain of $6.4 million, which was recognized upon delivery of the vessel on May 28, 2014.

In April 2014, our counterparty exercised a purchase option to buy the Olympia and the Antarctica from us for an aggregate purchase price of $178.0 million, of which $20.0 million had been received as an option fee deductible from the purchase price in January 2011. The Olympia was delivered to its new owner on September 8, 2014 and the Antarctica was delivered to its new owner on January 15, 2015. The sale resulted in a combined loss of $7.4 million which was recorded in the second quarter of 2014.

On July 31, 2014, Belle Shipholdings, a related party, sold the Cap Isabella. Our bareboat charter was subsequently terminated on October 8, 2014 upon delivery of the vessel to its new owner. We are entitled to receive a share of the profit resulting from the sale of this vessel by Belle Shipholdings of approximately $4.3 million, which will be recorded in the fourth quarter of 2014.

Factors Affecting Our Results of Operations

The principal factors which have affected our results of operations and are expected to affect our future results of operations and financial position include:

•	The spot rate and time charter market for VLCC and Suezmax tankers;

•	The number of vessels in our fleet;

•	Utilization rates on our vessels, including actual revenue days versus non-revenue ballast days;

•	Our ability to maintain and grow our customer relationships;

•	Economic regulatory, political and government conditions that affect the tanker shipping industry;

•	The earnings on our vessels;

•	Gains and losses from the sale of assets and amortization of deferred gains;

•	Vessel operating expenses, including in some cases, the fluctuating price of fuel expenses when our vessels operate in the spot or voyage market;

•	Impairment losses on vessels;

•	Administrative expenses;

•	Acts of piracy or terrorism;

•	Depreciation;

•	Drydocking and special survey days, both expected and unexpected;

•	Our overall debt level and the interest expense and principal amortization; and

•	Equity gains (losses) of unconsolidated subsidiaries and associated companies.

Lack of Historical Operating Data for Vessels before their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial and/or operational due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have agreed to acquire (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer’s entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer. In the case of the Maersk Acquisition Vessels, we acquired those vessels charter-free under industry standard agreements. When we acquire a vessel and assume a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer’s consent to us as the new owner;

•	obtain the charterer’s consent to a new technical manager;

•	in some cases, obtain the charterer’s consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace most if not all hired equipment on board, such as computers and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with IFRS, which requires us to make estimates in the application of accounting policies based on the best assumptions, judgments and opinions of management.

The following is a discussion of our accounting policies that involve a higher degree of judgment and the methods of their application. For a description of all of our material accounting policies, please see Note 1 – Summary of Significant Accounting Policies to our consolidated financial statements included herein.

Revenue Recognition

We generate a large part of our revenue from voyage charters, including vessels in pools that predominantly perform voyage charters. Within the shipping industry, there are two methods used to account for voyage charter revenue: (1) ratably over the estimated length of each voyage and (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues in the shipping industry and the method we use. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying its revenue recognition method, management believes that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. Since, at the time of discharge, management generally knows the next load port and expected discharge port, the discharge- to-discharge calculation of voyage revenues can be estimated with a greater degree of accuracy. We do not begin recognizing voyage revenue until a charter has been agreed to by both us and the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage, because it is only at this time the charter rate is determinable for the specified load and discharge ports and collectability is reasonably assured.

Revenues from time charters are accounted for as operating leases and are thus recognized ratably over the rental periods of such charters, as service is performed. The board will, however, analyze each contract before deciding on its accounting treatment between operating lease and finance lease. We do not recognize time charter revenues during periods that vessels are off-hire.

For our vessels operating in the TI Pool, revenues and voyage expenses are pooled and allocated to the pool’s participants on a time charter equivalent basis in accordance with an agreed-upon formula. The formulas in the pool agreements for allocating gross shipping revenues net of voyage expenses are based on points allocated to participants’ vessels based on cargo carrying capacity and other technical characteristics, such as speed and fuel consumption. The selection of charterers, negotiation of rates and collection of related receivables and the payment of voyage expenses are the responsibility of the pool. The pool may enter into contracts that earn either voyage charter revenue or time charter revenue. The pool follows the same revenue recognition principles, as applied by us, in determining shipping revenues and voyage expenses, including recognizing revenue only after a charter has been agreed to by both the pool and the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Vessel Useful Lives and Residual Values

The useful economic life of a vessel is variable. Elements considered in the determination of the useful lives of the assets are the uncertainty over the future market and future technological changes. The carrying value of each of our vessels represents its initial cost at the time it was delivered or purchased less depreciation calculated using an estimated useful life of 20 years, except for FSO service vessels for which estimated useful lives of 25 years are used. Newbuildings are depreciated from delivery of the construction yard. Purchased vessels and FSOs converted later into an FSO are depreciated over their respective remaining useful lives as from the delivery of the construction yard to its first owner.

As of September 30, 2014, all of our owned vessels were double hull. If the estimated economic lives assigned to our vessels prove to be too long because of new regulations, the continuation of weak markets, the broad imposition of age restrictions by our customers or other future events, this could result in higher depreciation expenses and impairment losses in future periods related to a reduction in the useful lives of any affected vessels.

We estimate that our vessels will not have any residual value at the end of their useful lives. Even though the scrap value of a vessel could be worth something, it is difficult to estimate taking into consideration the cyclicality of the nature of future demand for scrap steel and is likely to remain volatile and unpredictable. The costs of scrapping and disposing of a vessel with due respect for the environment and the safety of the workers in such specialized yards is equally challenging to forecast as regulations and good industry practice leading to self-regulation can dramatically change over time. For example, certain organizations have suggested that the industry adopt The Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Convention. While this Convention has not been accepted yet by the flag states of the flags we use, we believe that this Convention or a similar convention may be adopted in the future. In the event that more stringent requirements are imposed upon tanker owners, including those seeking to sell their vessels to a party that intends to recycle the vessels after they have been purchased, or a Recycling Purchaser, such requirements could negatively impact the sales prices obtainable from the Recycling Purchasers or require companies, including us, to incur additional costs in order to sell their vessels to recycling purchasers or to other foreign buyers intending to use such vessels for further trading. Therefore, we take the view that by the time our assets reach the end of their useful lives, their scrap values are likely to be the same as their disposal costs.

Vessel Impairment

The carrying values of our vessels may not represent their fair market values at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. The carrying amounts of our vessels are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. We define our cash generating unit as a single vessel, unless such vessel is operated in a pool, in which case such vessel, together with the other vessels in the pool, are collectively treated as a cash generating unit. An impairment loss is recognized whenever the carrying amount of an asset or cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Calculation of recoverable amount

The recoverable amount of an asset or cash generating unit is the greater of its fair value less its cost to sell and value in use. In assessing value in use, the estimated future cash flows, which are based on current market conditions, historical trends as well as future expectations, are discounted to their present value using a pre-tax discount rate that reflects the time value of money and the risks specific to the asset or cash generating unit.

The carrying values of our vessels may not represent their fair market values or the amount that could be obtained by selling the vessels at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical.

In developing estimates of future cash flows, we must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration estimated daily time charter equivalent rates for each vessel type over the estimated remaining lives. The estimated daily time charter equivalent rates are based on the trailing 10-year historical average rates, based on quarterly average rates published by a third-party maritime research service. Recognizing that the transportation of crude oil and petroleum products is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of estimates based on the 10-year historical average rates calculated as of the reporting date to be reasonable as historically it is the most appropriate reflection of a typical shipping cycle. When using 5-year historical charter rates in this impairment analysis, the impairment analysis indicates an impairment in a total amount of $147.6 million for the tanker fleet, and when using 1-year historical charter rates in this impairment analysis, the impairment analysis indicates an impairment in a total amount of $433.2 million for the tanker fleet.

Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Finally, utilization is based on historical levels achieved and estimates of a residual value are consistent with our depreciation policy.

The more significant factors that could impact management’s assumptions regarding time charter equivalent rates include (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of crude oil and petroleum products, (iii) changes in production of or demand for oil and petroleum products, generally or in particular regions,

(iv) greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker scrappings, and (v) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. There can be no assurance as to how long charter rates and vessel values will remain at their current low levels or whether they will improve by a significant degree. If charter rates were to remain at depressed levels, future assessments of vessel impairment would be adversely affected.

Our Fleet – Vessel Carrying Values

During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below the carrying amounts of those vessels. After undergoing the impairment analysis discussed above, we have concluded that for the nine months ended September 30, 2014 and the years ended December 31, 2013 and 2012, no impairment was required.

The following table presents information with respect to the carrying amount of the Company’s vessels by type and indicates whether their estimated market values are below their carrying values as of September 30, 2014 and December 31, 2013. The carrying value of each of the Company’s vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. The Company’s estimates of market values for its vessels assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without notations of any kind. The Company’s estimates are based on the estimated market values for vessels received from independent ship brokers and are inherently uncertain. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record a loss for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel is impaired as discussed above in “Critical Accounting Policies – Vessel Impairment.” The Company believes that the future discounted cash flows expected to be earned over the estimated remaining useful lives for those vessels that have experienced declines in market values below their carrying values would exceed such vessels’ carrying values. For the vessel that we have designated as held for sale at September 30, 2014 and December 31, 2013, we used the agreed upon selling price of these vessels if an agreement has been reached to sell these vessels and our estimate of basic market value if an agreement has not been reached as of the date of this prospectus.

Vessel Type	Number of Vessels September 30, 2014	Number of Vessels December 31, 2013	Carrying Value at September 30, 2014	Carrying Value at December 31, 2013
VLCC (includes ULCC)(1)	21	9	$1,303,978	$631,893
Suezmax(2)	18	18	$745,311	$802,906
Vessels held for sale	1	1	$89,000	$21,510

Total	40	28	$2,138,289	$1,456,309

(1)	As of December 31, 2013, 5 of our VLCC owned vessels had carrying values which exceeded their aggregate market values. These vessels had an aggregate carrying value of $480.9 million, which exceeded their aggregate market value by approximately $152.3 million. As of September 30, 2014, three of our VLCC owned vessels had carrying values which exceeded their aggregate market values. These vessels had an aggregate carrying value of $276.2 million, which exceeded their aggregate market value by approximately $90.9 million.
(2)	As of December 31, 2013, 18 of our Suezmax owned vessels had carrying values which exceeded their aggregate market values. These vessels had an aggregate carrying value of $802.9 million, which exceeded their aggregate market value by approximately $190.4 million. As of September 30, 2014, 17 of our Suezmax owned vessels had carrying values which exceeded their aggregate market values. These vessels had an aggregate carrying value of $730.9 million, which exceeded their aggregate market value by approximately $128.1 million.

The table above only takes into account the fleet that is 100% owned by the Company and therefore does not take into account the vessels that are owned in joint ventures or the FSOs as they are accounted for using the equity method.

Vessels held for sale

Vessels whose carrying values are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. This is the case when the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such vessels and its sale is highly probable, i.e., when it is significantly more likely than merely probable.

Immediately before classification as held for sale, the vessels are remeasured in accordance with our accounting policies. Thereafter the vessels are measured at the lower of their carrying amount and fair value less cost to sell.

Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

Vessels classified as held for sale are no longer depreciated.

As of September 30, 2014, we had one VLCC (Antarctica) as a non-current asset held for sale. As of December 31, 2013, we had one VLCC (Luxembourg) as a non-current asset held for sale.

Drydocking-Component approach

Within the shipping industry, there are two methods that are used to account for drydockings: (1) capitalize drydocking costs as incurred (deferral method) and amortize such costs over the period to the next scheduled drydocking (typically over 5 years), and (2) expense drydocking costs as incurred. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment. Costs associated with routine repairs and maintenance are expensed as incurred including routine maintenance performed whilst the vessel is in drydock. After each drydock, all the components installed (as replacements or as additional components) during the drydock are classified in two categories (according to their estimated lifetime and their respective cost). When the useful life is higher than 1 year, the component is amortized if their cost is higher than the established threshold. The components will then be amortized over their estimated lifetime (3-5 years). The thresholds are reviewed by the board on an annual basis.

Results of Operations

Nine Months Ended September 30, 2014 Compared to the Nine Months Ended September 30, 2013

Total shipping revenues and voyage expenses and commissions.

The following table sets forth our total shipping revenues and voyage expenses and commissions for the nine months ended September 30, 2014 and September 30, 2013:

(US$ in thousands)	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013	$ Change	% Change
Voyage charter and pool revenues	230,033	122,141	107,892	88%
Time charter revenues	99,086	102,186	(3,100)	(3)%
Other income	6,558	10,204	(3,646)	(36)%
Total operating revenues	335,677	234,531	101,146	43%
Voyage expenses and commissions	(91,126)	(58,406)	(32,720)	56%

Voyage Charter and Pool Revenues. Voyage charter and pool revenues increased by 88%, or $107.9 million, to $230.0 million for the nine months ended September 30, 2014, compared to $122.1 million for the same period in 2013. This increase was primarily due to an increase in the average TCE rates for VLCCs and Suezmax vessels from $25,077 and $18,532 in 2013, respectively, to $25,050 and $24,002 in 2014, respectively, as well as an increase in the total number of vessel operating days.

Time Charter Revenues. Time charter revenues decreased by 3%, or $3.1 million, to $99.1 million for the nine months ended September 30, 2014, compared to $102.2 million for the same period in 2013. This decrease was primarily due to the change in employment type of certain of our vessels, which, after completing their time charters, were employed in the spot market.

Other Income. Other income decreased by 36%, or $3.6 million, to $6.6 million for the nine months ended September 30, 2014, compared to $10.2 million for the same period in 2013. This change was primarily due to additional compensation that we received in 2013 at the conclusion of a time charter-out contract where the vessel was partially used for storing crude oil.

Voyage Expenses and Commissions. Voyage expenses and commissions increased by 56%, or $32.7 million, to $91.1 million for the nine months ended September 30, 2014, compared to $58.4 million for the same period in 2013. This increase was primarily due to an increase in the number of vessels operating in the spot market or through the TI Pool and the fluctuation of bunker prices, as quoted on the international markets, as well as additional port expenses due to changes in our fleet trading pattern.

Net gain (loss) on lease terminations and net gain (loss) on the sale of assets.

The following table sets forth our gain (loss) on lease terminations and gain (loss) on the sale of assets for the nine months ended September 30, 2014 and September 30, 2013:

(US$ in thousands)	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013	$ Change	% Change
Net gain (loss) on lease terminations	—	—	—	0%
Net gain (loss) on sale of assets (including impairment on non-current assets held for sale)	1,360	(215)	1,575	(733)%

We did not terminate any leases during the nine months ended September 30, 2014 or September 30, 2013. We recorded a net gain of $1.4 million for the nine months ended September 30, 2014 due to the sale of assets, compared to a net (loss) of $0.2 million for the same period in 2013. The net gain on sale of assets of $1.4 million for the nine months ended September 30, 2014 represents the difference between a capital gain of $6.4 million that we recorded on the sale of the VLCC Luxembourg in May 2014, an impairment loss of $4.9 million on the sale of the VLCC Antarctica, which was delivered to its new owner on January 15, 2015, and an impairment loss of $2.6 million on the sale of the VLCC Olympia, which we delivered to its new owners on September 8, 2014 which was an earlier date than foreseen in the contract and led to an additional compensation of $2.4 million recorded as a gain on disposal of assets. The net loss of $0.2 million in 2013 was related to the sale of the Cap Isabella in 2013.

Vessel Operating Expenses.

The following table sets forth our vessel operating expenses for the nine months ended September 30, 2014 and September 30, 2013:

(US$ in thousands)	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013	$ Change	% Change
Total VLCC operating expenses	42,881	29,295	13,586	46%
Total Suezmax operating expenses	44,207	50,414	(6,207)	(12)%

Total vessel operating expenses	87,088	79,709	7,379	9%

Vessel operating expenses increased by 9%, or $7.4 million, to $87.1 million for the nine months ended September 30, 2014, compared to $79.7 million for the same period in 2013. This increase was primarily due to an increase in VLCC vessel operating expenses, which was due to an increase in the number of VLCCs operated by us following our taking delivery of the Maersk Acquisition Vessels, and was partially offset by a decrease in Suezmax operating expenses. The decrease in Suezmax operating expenses was primarily due to the fact that we did not incur additional special expenses for vessel improvements in drydock during the nine months ended September 30, 2014, as we did not drydock any Suezmax vessels during that period, compared to five such vessels in drydock for the same period in 2013.

Time charter-in expenses and bareboat charter-hire expenses.

The following table sets forth our chartered-in vessel expenses and bareboat chart-hire expenses for the nine months ended September 30, 2014 and September 30, 2013:

(US$ in thousands)	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013	$ Change	% Change
Time charter-in expenses	22,145	14,465	7,680	53%
Bareboat charter-hire expenses	3,505	2,013	1,492	74%

Time charter-in expenses increased by 53%, or $7.7 million, to $22.1 million for the nine months ended September 30, 2014, compared to $14.5 million for the same period in 2013. This increase was primarily attributable to (i) the net increase in the number of vessels on time charter to us and (ii) a payment of $2.5 million, which was recorded as additional charter hire paid during the nine months ended September 30, 2014 following the cancellation of the time charter contract on the Maersk Hakone.

Bareboat charter-hire expenses increased by 74%, or $1.5 million, to $3.5 million for the nine months ended September 30, 2014, compared to $2.0 million for the same period in 2013. This increase was primarily attributable to the bareboat contract for the Suezmax Cap Isabella, which started on March 15, 2013, and which therefore accounted for about two-thirds of the period in 2013. In addition, an amount of $0.6 million was accrued as a profit split on the bareboat charter-in contract of the Cap Isabella.

General and administrative expenses.

The following table sets forth our general and administrative expenses for the nine months ended September 30, 2014 and September 30, 2013:

(US$ in thousands)	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013	$ Change	% Change
General and administrative expenses	28,278	18,340	9,938	54%

General and administrative expenses increased by 54%, or $9.9 million, to $28.3 million for the nine months ended September 30, 2014, compared to $18.3 million for the same period in 2013. This increase was primarily due to an increase in staff and office space, as well as other expenses related to the expansion of our fleet, including (i) $3.3 million relating to equity-settled share based payments, (ii) $1.7 million relating to increased wages and salaries, due to additional staff hired, and (iii) an increase of $1.9 million relating to tonnage taxes recorded as a result of our increased fleet size. Further, our administrative expenses relating to the TI Pool increased by $1.2 million due to the increased number of our VLCC vessels operating in the pool, other operating charges increased by $0.9 million due to additional mortgage and registration costs related to our acquisition of the Maersk Acquisition Vessels, and general corporate overhead costs increased by $1.0 million.

Depreciation and amortization expenses.

The following table sets forth our depreciation and amortization expenses for the nine months ended September 30, 2014 and September 30, 2013:

(US$ in thousands)	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013	$ Change	% Change
Depreciation and amortization expenses	113,059	102,448	10,611	10%

Depreciation and amortization expenses increased by 10%, or $10.6 million, to $113.1 million for the nine months ended September 30, 2014, compared to $102.4 million for the same period in 2013. This increase was primarily due to (i) the sale of the VLCC Luxembourg which was booked as an asset held for sale as from January 5, 2014 and contributed to a decrease of $3.2 million for the period in 2013 and (ii) the sales of VLCCs Olympia and Antarctica which were booked as assets held for sale, resulting in a combined decrease of $5.7 million for the period, which was more than offset by our acquisition of 14 of the Maersk Acquisition Vessels in 2014, resulting in an aggregate increase of $19.5 million for the period.

Finance Expenses.

The following table sets forth our finance expenses for the nine months ended September 30, 2014 and September 30, 2013:

(US$ in thousands)	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013	$ Change	% Change
Interest expense on financial liabilities measured at amortized cost	41,993	35,026	6,967	20%
Fair value adjustment on interest rate swaps	0	(142)	142	(100)%
Other financial charges	14,189	3,812	10,377	272%
Foreign exchange losses	1,307	1,789	(482)	(27)%

Finance expenses	57,489	40,485	17,004	42%

Finance expenses increased by 42%, or $17.0 million, to $57.5 million for the nine months ended September 30, 2014, compared to $40.5 million for the same period in 2013. This increase was primarily related to an increase in interest expense on financial liabilities as a result of an additional interest expense of $8.8 million related to our perpetual convertible preferred equity securities in 2014 and $1.0 million on bank loans. This increase was partially offset by a decrease in interest rate swaps expenses related to our $300.0 million Senior Secured Credit Facility which matured at the beginning of April 2014, resulting in a decrease of expenses of $2.9 million for the period. In addition, other financial charges have increased by 272%, or $10.4 million, as a result of the amortization of transaction costs relating to our $235.5 Million Notes due 2021. Also, foreign exchange losses decreased by 27%, or $0.5 million, primarily due to favorable exchange rates between the EUR and the USD.

Share of results of equity accounted investees, net of income tax.

The following table sets forth our share of results of equity accounted investees (net of income tax) for the nine months ended September 30, 2014 and September 30, 2013:

(US$ in thousands)	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013	$ Change	% Change
Share of results of equity accounted investees	22,294	13,887	8,407	61%

Our share of results of equity accounted investees, which consisted of two joint ventures, of which one joint venture owns one VLCC and the other has delivered its VLCC at the beginning of 2014 to its new owners following a sale agreement in 2013, four joint ventures owning one Suezmax each and two joint ventures owning one FSO each, increased by 61%, or $8.4 million, to $22.3 million for the nine months ended September 30, 2014, compared to $13.9 million for the same period in 2013. This increase was primarily due to (i) a capital gain that we recorded upon the sale of the VLCC Ardenne Venture by Great Hope Enterprises Ltd., resulting in an increase of $2.9 million, (ii) an increase in the results of Seven Seas Ltd., the owner of the VLCC V.K. Eddie, due to higher spot rates received from the TI Pool, (iii) a decrease related to fair value adjustments on financial derivatives relating to TI Africa Ltd., which was partially offset by lower interest paid, (iv) lower interest paid by TI Asia Ltd., and (v) a combined increase in the net results of our four jointly-owned Suezmaxes, mainly due to increased combined turnover.

Fiscal Year Ended December 31, 2013 Compared to the Fiscal Year Ended December 31, 2012

Total shipping revenues and voyage expenses and commissions.

The following table sets forth our total shipping revenues and voyage expenses and commissions for the years ended December 31, 2013 and 2012:

(US$ in thousands)	2013	2012	$ Change	% Change

Voyage charter and pool revenues	171,226	175,947	(4,721)	(3)%

Time charter revenues	133,396	144,889	(11,493)	(8)%

Other income	11,520	10,478	1,042	10%

Total shipping revenues	316,142	331,314	(15,172)	(5)%

Voyage expenses and commissions	(79,584)	(72,100)	(7,484)	10%

Voyage Charter and Pool Revenues. Voyage charter revenues decreased by 3%, or $4.7 million, to $171.2 million for the year ended December 31, 2013, compared to $175.9 million for the same period in 2012. This decrease was primarily due to a decrease in the average daily TCE rates achieved for our owned VLCCs and Suezmax tankers from $20,437 and $16,575, respectively, in 2012 to $18,607 and $16,745, respectively, in 2013, as a result of changes in the employment of certain of our vessels between fixed-rate time charters and the spot market or the TI Pool. During 2013, three of our vessels that previously operated in the spot market or through the TI Pool commenced employment under time charters, which was partially offset by our employment of four vessels in the spot market, three of which previously operated under time charters, and one of which previously operated in the TI Pool.

Time Charter Revenues. Time charter revenues decreased by 8%, or $11.5 million, to $133.4 million for the year ended December 31, 2013, compared to $144.9 million for the same period in 2012. This decrease was primarily due to changes in the employment of certain of our vessels between the spot market or the TI Pool and fixed-rate time charters. During 2013, five of our vessels which previously operated under time charters commenced employment in the spot market or in the TI Pool, which was partially offset by our employment of two additional vessels under time charters and our commercial management of five Suezmax vessels.

Other Income. Other income increased by 10%, or $1.0 million, to $11.5 million for the year ended December 31, 2013, compared to $10.5 million for the same period in 2012. This increase was primarily due to insurance rebates received based on changes in our vessels’ trading patterns.

Voyage Expenses and Commissions. Voyage expenses and commissions increased by 10%, or $7.5 million, to $79.6 million for the year ended December 31, 2013, compared to $72.1 million for the same period in 2012. This increase was primarily due to fluctuations in bunker prices quoted on international markets and an increase in port expenses due to changes in our vessels’ trading patterns.

Net gain (loss) on lease terminations and net gain (loss) on the sale of assets.

The following table sets forth our gain (loss) on lease terminations and gain (loss) on the sale of assets for the years ended December 31, 2013 and 2012:

(US$ in thousands)	2013	2012	$ Change	% Change
Net gain (loss) on lease terminations	0	2,831	(2,831)	(100)%
Net gain (loss) on sale of assets	(207)	(24,844)	24,637	(99)%

Net gain (loss) on lease terminations. Net gain on lease terminations decreased by 100%, or $2.8 million, to $0 for the year ended December 31, 2013, compared to $2.8 million for the same period in 2012. This difference was due to our termination of the time charter-in contract for the TI Guardian in November 2012, resulting in a capital gain of $2.8 million for the year ended December 31, 2012. We did not terminate any leases during the year ended December 31, 2013.

Net gain (loss) on sale of assets. Net (loss) decreased by 99%, or $24.6 million, to $0.2 million for the year ended December 31, 2013, compared to $(24.8) million for the same period in 2012. This decrease was primarily attributable to the sale of the Cap Isabella, resulting in a capital loss of $32.1 million in 2012 and due to the sale of the Algarve, resulting in a capital gain of $7.2 million in 2012.

Vessel Operating Expenses.

The following table sets forth our vessel operating expenses for the years ended December 31, 2013 and 2012:

(US$ in thousands)	2013	2012	$ Change	% Change

Total VLCC operating expenses	38,591	43,186	(4,595)	(11)%

Total Suezmax operating expenses	67,320	61,929	5,391	9%

Total vessel operating expenses	105,911	105,115	796	1%

Vessel operating expenses increased by $0.8 million, or 1%, to $105.9 million for the year ended December 31, 2013, compared to $105.1 million for the same period in 2012. This increase was primarily attributable to an increase in Suezmax operating costs as a result of certain repairs performed during drydock of six of our Suezmax vessels in 2013, compared to four in 2012, an increase in crewing costs due to the delivery of the Cap Isabella on bareboat charter, and an increase in special expenses for vessel modifications for the installation of energy savings devices onboard four Suezmax vessels.

Time charter-in expenses and bareboat charter-hire expenses.

The following table sets forth our chartered-in vessel expenses and bareboat chart-hire expenses for the years ended December 31, 2013 and 2012:

(US$ in thousands)	2013	2012	$ Change	% Change
Time charter-in expenses	18,029	28,920	(10,891)	(38)%

Bareboat charter-hire expenses	3,002	0	3,002	100%

Time charter-in expenses decreased by 38%, or $10.9 million, to $18.0 million for the year ended December 31, 2013, compared to $28.9 million during the same period in 2012. This decrease was primarily due to a decrease in the number of time chartered-in vessels during 2013 to 2, compared to 7 vessels in 2012, and our termination of a time charter contract for a VLCC Ardenne Venture in September 2012.

Bareboat charter-hire expenses increased to $3.0 million for the year ended December 31, 2013, compared to $0 million for the same period in 2012. The increase was primarily attributable to bareboat charter-hire expenses related to our sale and leaseback of the Suezmax, Cap Isabella, in March 2013 for a fixed period and the absence of any vessels chartered-in on bareboat charter in 2012.

General and administrative expenses.

The following table sets forth our general and administrative expenses for the years ended December 31, 2013 and 2012:

(US$ in thousands)	2013	2012	$ Change	% Change

General and administrative expenses	27,166	30,797	(3,631)	(12)%

General and administrative expenses which include also, amongst others, director fees, office rental, consulting fees, audit fees and tonnage tax decreased by 12%, or $3.6 million, to $27.1 million for the year ended December 31, 2013, compared to $30.8 million for the same period in 2012. This decrease was primarily due to a decrease in staff costs (employee benefits) of $1.9 million, and a decrease in legal and professional fees and services of $1.8 million during 2013. In 2012, $0.7 million was recorded under trade debts written off, which relates to unrecoverable timecharter out revenues.

Depreciation and amortization expenses.

The following table sets forth our depreciation and amortization expenses for the years ended December 31, 2013 and 2012:

(US$ in thousands)	2013	2012	$ Change	% Change

Depreciation and amortization expenses	136,957	147,062	(10,105)	(7)%

Depreciation and amortization expenses decreased by 7%, or $10.1 million, to $136.9 million for the year ended December 31, 2013, compared to $147.0 million for the same period in 2012. This decrease was primarily attributable to our sale of the VLCC Algarve in October 2012, resulting in a decrease of $3.2 million and the termination of our finance lease of the TI Guardian in November 2012, resulting in a decrease of $8.0 million, which were partially offset by the delivery of our newbuilding VLCC Alsace in February 2012, resulting in an increase of $1.3 million.

Finance Expenses.

The following table sets forth our finance expenses for the years ended December 31, 2013 and 2012:

(US$ in thousands)	2013	2012	$ Change	% Change
Interest expense on financial liabilities measured at amortized cost	49,240	47,930	1,310	3%
Fair value adjustment on interest rate swaps	(154)	(273)	119	(44)%
Other financial charges	2,809	3,551	(742)	(21)%
Foreign exchange losses	2,742	4,299	(1,557)	(36)%

Finance expenses	54,637	55,507	(870)	(2)%

Finance expenses decreased by 2%, or $0.9 million, to $54.6 million for the year ended December 31, 2013, compared to $55.5 million for the same period in 2012. This small decrease was primarily attributable to a marginal decrease of interest expense on financial liabilities measured at amortized cost of $0.7 million as a result of a variance in LIBOR during the year, the fair value adjustment on interest rate swaps related to the tranche drawdown on the FSO Africa, and the foreign exchange loss due to a difference in the exchange rate between the USD and the EUR, in which currencies we incur certain expenses.

Share of results of equity accounted investees, net of income tax.

The following table sets forth our share of results of equity accounted investees (net of income tax) for the years ended December 31, 2013 and 2012:

(US$ in thousands)	2013	2012	$ Change	% Change

Share of results of equity accounted investees	17,853	9,953	7,900	79%

Our share of results of equity accounted investees, which consist of two joint ventures owning one VLCC each, four joint ventures owning one Suezmax each and two joint ventures owning one FSO each, increased by 79%, or $7.9 million, to $17.9 million for the year ended December 31, 2013, compared to $10.0 million for the same period in 2012. This increase was primarily due to our participation in the 50%-owned joint venture, TI Africa Limited, the owner of the FSO Africa, which entered into a new agreement in October 2012 with Maersk upon the expiration of its existing charter, at an escalated charter rate, for the provision of FSO services on the Al Shaheen field offshore Qatar, which has an initial term of five years. This increase was partially offset by our employment of the VLCC Ardenne Venture, which we own through one of our 50%-owned joint ventures (Great Hope Enterprises Ltd.), in the TI Pool upon the expiration of its time charter-in September 2012, which resulted in a decrease in revenues earned on the vessel during 2013. This increase was also partially offset by a decrease in available days for hire of the VLCC VK Eddie, which we own through one of our 50%-owned joint ventures (Kingswood Co. Ltd), due to repairs during dry-docking and a special survey during 2013. In addition, our share in our 50%-owned joint ventures owning four of our Suezmaxes has been affected by lower spot market rates on Suezmax vessels.

Fiscal Year Ended December 31, 2012 Compared to the Fiscal Year Ended December 31, 2011

Total shipping revenues and voyage expenses and commissions.

The following table sets forth our total shipping revenues and voyage expenses and commissions for the years ended December 31, 2012 and 2011:

(US$ in thousands)	2012	2011	$ Change	% Change

Voyage charter and pool revenues	175,947	139,265	36,682	26%

Time charter revenues	144,889	187,050	(42,161)	(23)%

Other income	10,478	5,773	4,705	81%

Total shipping revenues	331,314	332,088	(774)	0%

Voyage expenses and commissions	(72,100)	(46,884)	(25,216)	54%

Voyage Charter and Pool Revenues. Voyage charter revenues increased by 26%, or $36.7 million, to $175.9 million for the year ended December 31, 2012, compared to $139.2 million for the same period in 2011. This increase was primarily due to an increase in TCE rates achieved for our owned VLCCs and Suezmax tankers from $18,100 and $12,000, respectively, in 2011 to $19,800 and $16,500, respectively, in 2012, as a result of changes in the employment of certain of our vessels between fixed-rate time charters and the spot market or the TI Pool, our acquisition of one additional VLCC, which we employed in the TI Pool upon its delivery to us, and an increase of one chartered-in vessel, in which Euronav had a participation of 40%, by the TI Pool. These increases were partially offset by our redelivery of vessels we had chartered-in and the sale of one vessel, the VLCC Algarve.

Time Charter Revenues. Time charter revenues decreased by 23%, or $42.1 million, to $144.9 million for the year ended December 31, 2012, compared to $187.0 million during the same period in 2011. This decrease was mainly due to changes in the employment of certain of our vessels between the spot market or the TI Pool and fixed-rate time charters. During 2012, five of our vessels that previously operated under time charters commenced employment in the spot market, which was partially offset by our employment of two other vessels starting new contracts under time charters.

Other Income. Other income increased by 81%, or $4.7 million, to $10.5 million for the year ended December 31, 2012, compared to $5.8 million during the same period in 2011. This increase was primarily due to the receipt of funds from our insurance relating to a hull claim and the receipt of tender participation compensation for an offshore storage contract for which, ultimately, we were not selected. In addition, this increase is attributable to insurance rebates received based on changes in our vessels’ trading patterns, and premiums we received for our vessels trading in the spot market in certain geographical zones.

Voyage Expenses and Commissions. Voyage expenses and commissions increased by 54%, or $25.2 million, to $72.1 million, during the year ended December 31, 2012, compared to $46.9 million for the same period in 2011. This increase was primarily due to an increase of approximately two Suezmax vessels operated in our spot fleet.

Net gain (loss) on lease terminations and net gain (loss) on the sale of assets.

The following table sets forth our gain (loss) on lease terminations, and gain (loss) on the sale of assets for the years ended December 31, 2012 and 2011:

(US$ in thousands)	2012	2011	$ Change	% Changes

Net gain (loss) on lease terminations	2,831	0	2,831	100%

Net gain (loss) on sale of assets	(24,844)	(3,347)	(21,497)	642%

Net gain (loss) on lease terminations. Net gain on lease terminations increased to $2.8 million for the year ended December 31, 2012, compared to $0 million for the same period in 2011. This difference was primarily due to our termination of the time charter-in contract for the TI Guardian in November 2012, resulting in a capital gain of $2.8 million for the year ended December 31, 2012. We did not terminate any leases during the year ended December 31, 2011.

Net gain (loss) on sale of assets. Net (loss) increased by 642%, or $21.5 million, to $(24.8) million for the year ended December 31, 2012, compared to $(3.3) million for the same period in 2011. This increase was primarily attributable to the sale of the Pacific Lagoon in 2011, resulting in a capital gain of $22.1 million and due to the cancellation of the newbuilding contract for Hull number S1905, resulting in a capital loss of $25.5 million in 2011.

Vessel Operating Expenses.

The following table sets forth our vessel operating expenses for the years ended December 31, 2012 and 2011:

(US$ in thousands)	2012	2011	$ Change	% Change

Total VLCC operating costs	43,186	47,238	(4,052)	(9)%

Total Suezmax operating costs	61,929	69,311	(7,382)	(11)%

Total vessel operating expenses	105,115	116,549	(11,434)	(10)%

Vessel operating expenses decreased by $11.4 million, or 10%, to $105.1 million for the year ended December 31, 2012, compared to $116.5 million for the same period in 2011. This decrease was primarily attributable to a decrease in VLCC operating costs as a result of the restructuring of our vessels’ management structure, savings in crew costs of $6.8 million due to a more efficient allocation of our crew, and a decrease in technical expenses of $4.7 million due to four vessel undergoing repairs during drydock, as compared to six vessels in 2011.

Time charter-in expenses and bareboat charter-hire expenses.

The following table sets forth our chartered-in vessel expenses and bareboat chart-hire expenses for the years ended December 31, 2012 and 2011:

(US$ in thousands)	2012	2011	$ Change	% Change

Time charter-in expenses	28,920	42,497	(13,577)	(32)%

Bareboat charter-hire expenses	—	—	—	0%

Time charter-in expenses decreased by 32%, or $13.6 million, to $28.9 million for the year ended December 31, 2012, compared to $42.5 million for the same period in 2011. This decrease was primarily due to our redelivery of five co-chartered-in vessels by the TI pool in which Euronav had an economic participation and our termination of a time charter contract for a VLCC in November 2012. As of December 31, 2012, we time chartered-in two vessels. In addition, two other vessels that we commercially manage were being recognized as time chartered-in vessels in our income statement (even though we had back-to-back contracts to time charter them out to a third-party). This compares to seven vessels time-chartered in for 2011.

During the years ended December 31, 2012 and 2011, we had no bareboat charter-in agreements.

General and administrative expenses.

The following table sets forth our general and administrative expenses for the years ended December 31, 2012 and 2011:

(US$ in thousands)	2012	2011	$ Change	% Change

General and administrative expenses	30,797	28,655	2,142	7%

General and administrative expenses increased by 7%, or $2.1 million, to $30.8 million for the year ended December 31, 2012, compared to $28.7 million for the same period in 2011. This increase was primarily due to an increase in miscellaneous operating charges of $0.8 million and an increase in legal and professional fees and services of $0.5 million during 2012. In 2012, $0.7 million was recorded under trade debts written off, which relates to unrecoverable time charter-out revenues.

Depreciation and amortization expenses.

The following table sets forth our depreciation and amortization expenses for the years ended December 31, 2012 and 2011:

(US$ in thousands)	2012	2011	$ Change	% Change

Depreciation and amortization expenses	147,062	142,571	4,491	3%

Depreciation and amortization expenses increased by 3%, or $4.5 million, to $147.0 million for the year ended December 31, 2012, compared to $142.5 million for the same period in 2011. This increase was primarily attributable to the delivery of our newbuilding VLCC Alsace in February 2012, resulting in an increase of $6.7 million. This increase was partially offset by our sale of the VLCC Algarve in October 2012, resulting in a decrease of $0.9 million and the termination of our finance lease of the TI Guardian in November 2012, resulting in a decrease of $1.4 million.

Finance Expenses.

The following table sets forth our finance expenses for the years ended December 31, 2012 and 2011:

(US$ in thousands)	2012	2011	$ Change	% Change

Interest expense on financial liabilities measured at amortized cost	47,930	57,097	(9,167)	(16)%

Fair value adjustment on interest rate swaps	(273)	(17,840)	17,567	(98)%

Other financial charges	3,551	6,812	(3,261)	(48)%

Foreign exchange losses	4,299	6,415	(2,116)	(33)%

Finance expenses	55,507	52,484	3,023	6%

Finance expense increased by 6%, or $3.0 million, to $55.5 million for the year ended December 31, 2012, compared to $52.5 million for the same period in 2011. This increase was primarily attributable to the maturity of one of our interest rate swaps at the end of 2011.

Share of results of equity accounted investees, net of income tax.

The following table sets forth our share of results of equity accounted investees (net of income tax) for the years ended December 31, 2012 and 2011:

(US$ in thousands)	2012	2011	$ Change	% Change

Share of results of equity accounted investees	9,953	5,897	4,056	69%

Our share of results of equity accounted investees which consist of two joint ventures owning 1 VLCC each, four joint ventures owning one Suezmax each and 2 joint ventures owning one FSO each, increased by 69%, or $4.0 million, to $10.0 million for the year ended December 31, 2012, compared to $5.8 million for the same period in 2011. This increase was primarily due to our participation in the 50%-owned joint venture, TI Africa Limited, the owner of the FSO Africa, which entered into a new agreement in October 2012 with Maersk upon the expiration of its existing charter, at an escalated charter rate, for the provision of FSO services on the Al Shaheen field offshore Qatar, which has an initial term of five years and to an increase of vessels in operation under joint venture structures, as two out of four Suezmax vessels owned through joint ventures were delivered in 2012 and one in 2011.

Customers

We charter our vessels to leading international energy companies, such as Chevron, Maersk Oil, Total and Valero. For the year ended December 31, 2013, Valero and Total represented 14% and 11%, respectively, of our total revenues in our tankers segment, compared to 20% and 14%, respectively, for the same period in 2012. In addition, our only FSO customer for the years ended December 31, 2013 and 2012 was Maersk Oil. None of our other customers accounted for more than 10% of our total revenues.

Liquidity and Capital Resources

We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital, borrowings from commercial banks and the occasional issuance of convertible notes. Our ability to generate adequate cash flows on a short- and medium-term basis depends substantially on the trading performance of our vessels. Historically, market rates for charters of our vessels have been volatile. Periodic adjustments to the supply of and demand for oil tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short- and medium-term liquidity.

Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in British Pounds, Euros, and other currencies we may hold for limited amounts.

As of September 30, 2014 and December 31, 2013, we had $105.5 million and $74.3 million in cash and cash equivalents, respectively.

Our short-term liquidity requirements relate to payment of operating costs (including certain repairs performed in drydock), lease payments for our chartered in fleet, funding working capital requirements, maintaining cash reserves against fluctuations in operating cash flows as well as maintaining some cash balances on accounts pledges under borrowings from commercial banks. In addition, since December 31, 2013, we agreed to acquire the 15 Maersk Acquisition Vessels for $980.0 million, which we paid as the vessels were delivered to us.

Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from our customers. Revenues from time charters and bareboat charters are generally received monthly in advance. Revenues from FSO service contracts are received monthly in arrears while revenues from voyage charters are received upon completion of the voyage.

Our medium- and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels, repayment of our convertible notes and funding all the payments we are required to make under our loan agreements with commercial banks. Sources of funding for our medium- and long-term liquidity requirements include new loans, refinancing of existing arrangements, issuance of new notes or refinancing of existing ones via public and private debt offerings, equity issues, vessel sales and sale and leaseback arrangements.

Net cash used in operating activities during the nine months ended September 30, 2014 was $35.9 million compared to $28.8 million during the nine months ended September 30, 2013. Our partial reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels in periods subsequent to September 30, 2014, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities.

Net cash used in operating activities during the year ending December 31, 2013 was $8.9 million compared to net cash provided by operating activities of $69.8 million for the same period in 2012 and $28 million for the same period in 2011. Our partial reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels in periods subsequent to December 31, 2013, compared with the actual TCE rates achieved during 2013, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities.

As of September 30, 2014 and December 31, 2013, our total indebtedness was $1,285.8 million and $1,119.8 million, respectively.

We expect to finance our funding requirements with cash on hand, operating cash flow and bank debt or other types of debt financing. In the event that our cash flow from operations does not enable us to satisfy our short-term or medium- to long-term liquidity requirements, we will also have to consider alternatives, such as raising equity, or new convertible notes, which could dilute shareholders, or selling assets (including investments), which could negatively impact our financial results, depending on market conditions at the time, establish new loans or refinancing of existing arrangements.

Perpetual Convertible Preferred Equity Issues

On January 13, 2014, we issued 60 perpetual convertible preferred equity securities for net proceeds of $150.0 million, which are convertible into ordinary shares of us, at the holders’ option. The perpetual convertible preferred equity securities bear interest at

6% during the first 5 years, which is payable annually in arrears in cash or in shares at our option. On February 6, 2014, we issued 9,459,286 ordinary shares upon the conversion of 30 perpetual convertible preferred equity securities, representing a face value of $75.0 million. The remaining 30 outstanding perpetual convertible preferred equity securities may be converted to ordinary shares at any time. We have the option to force the conversion of our perpetual convertible preferred equity securities if our share price reaches a certain level over a certain period of time and our ordinary shares have been admitted to listing on the New York Stock Exchange or the Nasdaq Stock Exchange. In accordance with the terms of the perpetual convertible preferred equity securities, we may exercise this option and issue up to 9,459,286 ordinary shares relating to the contribution of the principal amount and, at our option, up to 2,837,785 ordinary shares relating to the payment of interest in shares over five years, totaling 12,297,071 shares, at or following the closing of the Underwritten Public Offering upon the conversion of the remaining 30 outstanding perpetual convertible preferred equity securities.

Equity Issuances

During the period from November 12, 2013 through April 22, 2014, we issued an aggregate of 20,969,473 existing ordinary shares at the holders’ option, upon conversion of $124,900,000 in aggregate principal amount of 1,249 Convertible Notes due 2018. On February 20, 2014, we issued an optional redemption notice announcing that on April 9, 2014, we will exercise our right to redeem all such Convertible Notes due 2018 outstanding as of April 2, 2014.

On January 10, 2014, we received gross proceeds of $50.0 million upon the issuance of 5,473,571 of our ordinary shares in an equity offering at €6.70 per share (based on the USD/EUR exchange rate applied by the European Central Bank of EUR 1.00 per $1.3634 in effect on January 6, 2014). The proceeds of the offering were used to partially finance the purchase price of the Maersk Acquisition Vessels.

On February 24, 2014, we received gross proceeds of $300.0 million upon the issuance of 32,841,528 of our ordinary shares in an equity offering at €6.70 per share (based on the USD/EUR exchange rate applied by the European Central Bank of EUR 1.00 per $1.3634 in effect on January 6, 2014). The proceeds of the offering were used to partially finance the purchase price of the Maersk Acquisition Vessels.

On July 14, 2014, we received gross proceeds of $125.0 million upon the issuance of 10,556,808 of our ordinary shares in an underwritten private offering in Belgium mainly to a group of qualified investors at €8.70 per share (or $11.84 per share based on the USD/EUR exchange rate of EUR 1.00 per $1.3610). The proceeds of the offering were used to partially finance the purchase price of the four VLCC Acquisition Vessels.

Registration Rights Agreement

At or prior to the closing of the Underwritten Public Offering, we expect to enter into a registration rights agreement with companies affiliated with our Chairman, Peter Livanos, or the Ceres Shareholders, and companies affiliated with our Vice Chairman, Marc Saverys, or the Saverco Shareholders.

Pursuant to the registration rights agreement, each of the Ceres Shareholders as a group and the Saverco Shareholders as a group will have the right, subject to certain terms and conditions, to require us, on one occasion each beginning 90 days following the closing of the Underwritten Public Offering and ending 12 calendar months after our ordinary shares have been registered under the Exchange Act, to cause us to register under the Securities Act our ordinary shares held by them for offer and sale to the public, including by way of an underwritten public offering. Each of the Ceres Shareholders as a group and the Saverco Shareholders as a group will be able to piggyback on the others’ demand registration. The Ceres Shareholders and the Saverco Shareholders are only treated as having made their request if the registration statement for such shareholder group’s shares is declared effective.

Once we are eligible to do so, commencing 12 calendar months after the ordinary shares have been registered under the Exchange Act, the Ceres Shareholders and the Saverco Shareholders may require us to file shelf registration statements permitting sales by them of ordinary shares into the market from time to time over an extended period. The Ceres Shareholders and the Saverco Shareholders can also exercise piggyback registration rights to participate in certain registrations of ordinary shares by us. All expenses relating to the registrations, including the participation of our executive management team in two marketed roadshows and a reasonable number of marketing calls in connection with one-day or overnight transactions, will be borne by us. The registration rights agreement also contains provisions relating to indemnification and contribution. There are no specified financial remedies for non-compliance with the registration rights agreement.

Our Borrowing Activities

	Amounts Outstanding as of
(U.S.$ in thousands)	September 30, 2014	December 31, 2013	December 31, 2012
Euronav NV Credit Facilities
$750.0 Million Senior Secured Credit Facility	$253,409	$568,579	$621,400
$300.0 Million Senior Secured Credit Facility	$153,109	$211,433	$231,433
$65.0 Million Secured Loan Facility	$54,250	$58,550	$62,850
$500.0 Million Senior Secured Credit Facility	$460,204	$—	$—

Credit Line Facilities
Credit lines	$—	$13,588	$—

Bonds
$150.0 Million Convertible Notes due 2015	$25,000	$25,000	$150,000
$125.0 Million Convertible Notes due 2018	$—	$109,800	$—
$235.5 Million Notes due 2021	$235,500	$—	$—

Total interest bearing debt	$1,181,472	$986,950	$1,065,683

Joint Venture Credit Facilities (at 50% economic interest)
$43.0 Million Secured Loan Facility (Great Hope)	$—	$9,975	$13,125
$52.0 Million Secured Loan Facility (Seven Seas)	$6,500	$7,583	$9,750
$135.0 Million Secured Loan Facility (Fontveille and Monghetti)	$46,110	$49,610	$53,110
$76.0 Million Secured Loan Facility (Fiorano)	$18,688	$20,281	$22,406
$67.5 Million Secured Loan Facility (Larvotto)	$19,038	$20,526	$22,511
$500.0 Million Secured Loan Facility (TI Asia and TI Africa )	$75,823	$98,250	$123,163

Total interest bearing debt – joint ventures	$166,159	$206,225	$244,065

Euronav NV Credit Facilities

$750.0 Million Senior Secured Credit Facility

On June 22, 2011, we entered into a $750.0 million secured loan facility with a syndicate of banks and Nordea Bank Norge SA as Agent and Security Trustee. This facility is comprised of a $500.0 million term loan facility and a $250.0 million revolving credit facility, and has a term of six years. We used the proceeds of this facility to refinance all remaining indebtedness under our $1,600 million loan agreement and for general corporate and working capital purposes. This facility is secured by 22 of our wholly-owned vessels. The term loan is repayable in 11 installments of consecutive 6-month intervals, with the final repayment due at maturity in 2017. Each revolving advance is repayable in full on the last day of its applicable interest period. This facility, as amended, bears interest at LIBOR plus a margin of 3.0% per annum plus applicable mandatory costs. Following the sale of the Algarve in October 2012, we prepaid $18.6 million of the term loan, and the revolving loan facility was reduced by $10.2 million. In February 2014, the amount outstanding under this facility of $218.5 million was fully repaid. As of September 30, 2014 and December 31, 2013, the outstanding balances on this facility were $253.4 million and $568.6 million, respectively.

$300.0 Million Senior Secured Credit Facility

On April 3, 2009, we entered into a $300.0 million secured loan facility with a syndicate of banks and Nordea Bank Norge SA as Agent and Security Trustee. This facility had an initial term of five years, which was amended to extend maturity by an additional four years until 2018. We used the proceeds of this facility to finance the acquisition of six vessels, Fraternity, Felicity, Cap Felix, Cap Theodora, Antarctica and Olympia, which were pledged as collateral under the loan, and for general corporate and working capital purposes. This facility, as amended, is repayable in consecutive quarterly installments and bears interest at LIBOR plus a margin of 3.40% per annum, plus applicable mandatory costs. As of September 30, 2014 and December 31, 2013, the outstanding balances on this facility were $153.1 million and $211.4 million, respectively. On October 22, 2014, we repaid this loan in full using a portion of the borrowings under our $340.0 million Senior Secured Credit Facility.

$65.0 Million Secured Loan Facility

On December 23, 2011, we entered into a $65.0 million secured term loan facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) to finance the acquisition of Alsace, which is mortgaged under the loan. This facility is repayable over a term of seven years in ten installments at successive six month intervals, each in the amount of $2.15 million together with a balloon installment of $43.5 million payable with (and forming part of) the tenth and final repayment installment on February 23, 2017, assuming the full amount is drawn. The interest rate is LIBOR plus a margin of 2.95% per annum plus applicable mandatory costs. As of September 30, 2014 and December 31, 2013, the outstanding balances on this facility were $54.3 million and $58.6 million, respectively.

$500.0 Million Senior Secured Credit Facility

On March 25, 2014, we entered into a $500.0 million senior secured credit facility with DNB Bank ASA, Nordea Bank Norge ASA, and Skandinaviska Enskilda Banken AB (publ). This facility bears interest at LIBOR plus a margin of 2.75% per annum and is repayable over a term of six years with maturity in 2020 and is secured by the 15 Maersk Acquisition Vessels. The proceeds of the facility will be drawn and used to partially finance the purchase price of the Maersk Acquisition Vessels. As of September 30, 2014, the outstanding balance on this facility was $460.2 million.

$340.0 Million Senior Secured Credit Facility

On October 13, 2014, we entered into a $340.0 million senior secured credit facility with a syndicate of banks and ING Bank N.V. as Agent and Security Trustee. Borrowings under this facility have been, or are expected to be, used to partially finance our acquisition of the VLCC Acquisition Vessels and to repay $153.1 million of outstanding debt and retire our $300.0 million Secured Loan Facility dated April 3, 2009. This facility is comprised of (i) a $148.0 million non-amortising revolving credit facility and (ii) a $192.0 million term loan facility. This facility has a term of 7 years and bears interest at LIBOR plus a margin of 2.25% per annum. This credit facility is, or will be, secured by eight of our wholly-owned vessels, the Fraternity, Felicity, Cap Felix, Cap Theodora and, upon their respective deliveries, the VLCC Acquisition Vessels.

Joint Venture Credit Facilities (at 50% economic interest)

$43.0 Million Secured Loan Facility (Great Hope)

On July 12, 2010, one of our 50%-owned joint ventures, Great Hope Limited, entered into a $43.0 million loan facility with Crédit Agricole Asia Shipfinance Limited to partially finance the acquisition of the Ardenne Venture, which we subsequently sold in November 2013 and delivered in January 2014. This loan has a term of eight years and is payable in 31 quarterly installments without a balloon payment, and bears interest at LIBOR plus a margin of 2.7% per annum. As of December 31, 2013, the outstanding balance on this facility was $20.0 million, of which we have a 50% economic interest of $10.0 million. On January 2, 2014, we repaid the loan in full upon the sale of the vessel securing the loan.

$52.0 Million Secured Loan Facility (Seven Seas)

On May 6, 2005, one of our 50%-owned joint ventures, Seven Seas Shipping Limited, entered into a $52.0 million loan facility with Chiao Tung Bank to partially finance the construction of the V.K.Eddie. This loan has a term of 12 years with a maturity of May 2017 and no balloon and bears interest at LIBOR plus a margin of 0.80% per annum. As of September 30, 2014 and December 31, 2013, the outstanding balances on this facility were $13.0 million and $15.2 million, respectively, of which we had a 50% economic interest of $6.5 million and $7.6 million, respectively.

$135.0 Million Secured Loan Facility (Fontvielle and Moneghetti)

On April 23, 2008, two of our 50%-owned joint ventures, Fontvielle Shipholding Limited and Moneghetti Shipholding Limited, entered into a $135.0 million secured term loan facility with BNP Paribas (Suisse) SA and Alpha Bank A.E. to finance our acquisition of Eugenie and Devon. This facility, as amended, is comprised of two tranches; the Fontvielle Tranche of up to $55.5 million and the Moneghetti Tranche in the amount of $67.5 million. This facility is repayable in quarterly installments over a term of

10 years with a balloon of $43.2 million. This loan bears interest at LIBOR plus a margin of 2.75% per annum. As of September 30, 2014 and December 31, 2013, the outstanding balances on this facility were $92.2 million and $99.2 million, respectively, of which we had a 50% economic interest of $46.1 million and $49.6 million, respectively.

$76.0 Million Secured Loan Facility (Fiorano)

On October 23, 2008, one of our 50%-owned joint ventures, Fiorano Shipholding Limited, entered into a $76.0 million loan facility with Scotiabank Ireland Ltd. to partially finance the acquisition of the Capt. Michael. This loan has a term of eight years with a balloon of $14.0 million due at maturity. This loan bears interest at LIBOR plus a margin of 1.225% per annum. As of September 30, 2014 and December 31, 2013, the outstanding balances on this facility were $37.4 million and $40.6 million, respectively, of which we had a 50% economic interest of $18.7 million and $20.3 million, respectively.

$67.5 Million Secured Loan Facility (Larvotto)

On August 29, 2008, one of our 50%-owned joint ventures, Larvotto Shipholding Limited, entered into a $67.5 million loan facility, as supplemented by a supplemental letter dated November 28, 2011, with Fortis Bank S.A./N.V. to partially finance the acquisition of the Maria. This loan has a term of eight years with a balloon payment of $16.2 million due at maturity. This loan bears interest at LIBOR plus a margin of 1.5% per annum. As of September 30, 2014 and December 31, 2013, the outstanding balances on this facility were $38.1 million and $41.1 million, respectively, of which we had a 50% economic interest of $19.0 million and $20.5 million, respectively.

$500.0 Million Secured Loan Facility (TI Asia and TI Africa)

On October 3, 2008, two of our 50%-owned joint ventures, TI Asia Ltd. and TI Africa Ltd., entered into a $500.0 million senior secured credit facility with a group of commercial lenders with ING Bank N.V. as Agent and Security Trustee. We used the proceeds of this facility to finance the acquisition of two ULCC vessels, TI Asia and TI Africa, and to convert these vessels to FSOs, which serve as collateral under this facility. This facility consists of two tranches; the FSO Asia tranche matures in 2017 and bears interest at LIBOR plus a margin of 1.15% per annum, and the FSO Africa tranche, following the restructuring of this tranche, matures in 2015 and bears interest at LIBOR plus a margin of 2.75% per annum. As of September 30, 2014 and December 31, 2013, the outstanding balances on this facility were $151.6 million and $196.5 million, respectively, of which we had a 50% economic interest of $75.8 million and $98.3 million, respectively.

Bond Issuances

Convertible Notes due 2015 and 2018

On September 24, 2009, we issued $150 million of fixed-rate senior unsecured convertible notes due January 31, 2015, which we refer to as the “Convertible Notes due 2015.” These notes were issued at 100% of their principal amount and bear interest at a rate of 6.50% per annum, payable semi-annually in arrears, and are convertible between November 4, 2009 and January 24, 2015 into our ordinary shares at the conversion price applicable at such conversion date and in accordance with the conditions set out in a related trust deed. The initial conversion price was EUR 16.28375 (or $23.16852 at EUR/US$ exchange rate of 1.4228) per share and was set at a premium of 25% to the volume weighted average price of our ordinary shares on Euronext Brussels on September 3, 2009. Unless previously redeemed, converted or purchased and cancelled, the Convertible Notes due 2015 will be redeemed in cash on January 31, 2015 at 100% of their principal amount. The Notes were added to the official list of the Luxembourg Stock Exchange and are traded on the Luxembourg Stock Exchange’s Euro MTF Market. During the first quarter of 2012, we repurchased 68 Convertible Notes due 2015, which we subsequently exchanged for Convertible Notes due 2018 (as defined below). The face value of each note is $100,000 and we paid an average of $78,441. Further, in the second quarter of 2013, we repurchased an additional 5 Convertible Notes due 2015 for an average price of $92,000. In February 2014, we repurchased an additional $1.3 million of the Convertible Notes due 2015, taking the total number of notes currently held by us to 18.

On February 20, 2013, we completed our offer to exchange all of the Convertible Notes due 2015 for $150.0 million in aggregate principal amount of 6.50% convertible notes due 2018, which we refer to as the “Convertible Notes due 2018.” The Convertible Notes due 2018 have an extended maturity profile and an initial conversion price of EUR 6.65. The Convertible Notes due 2018 also have a feature to compensate the noteholders for the forgiven interest in the event they are converted to ordinary shares during the first four years. The exchange offer resulted in $125.0 million of notes (face value) being exchanged for new notes, including the 68 notes acquired by us in 2012, which we subsequently resold in the third quarter in 2013.

        During the period from November 12, 2013 through April 22, 2014, we issued an aggregate of 20,969,473 existing ordinary shares upon conversion of $124,900,000 in aggregate principal amount of 1,249 Convertible Notes due 2018 at the holders’ option. On February 20, 2014, we exercised our right to redeem all of the remaining Convertible Notes due in 2018 and on April 9, 2014, redeemed the last convertible note due 2018 outstanding as of April 2, 2014 for an aggregate of $101,227.78. At that time, $4.9 million, or less than 10%, in principal amount of the Convertible Notes due 2018 originally issued remained outstanding. Each outstanding note was redeemed on April 9, 2014 at $101,227.78, which is the principal amount of a note ($100,000) plus accrued but unpaid interest from January 31, 2014 to (but excluding) April 9, 2014. As a result, after April 9, 2014, no Convertible Notes due in 2018 were outstanding.

$235.5 Million Unsecured Bond

On February 4, 2014, we issued $235.5 million in aggregate principal amount of 7-year redeemable unsecured bonds. The bonds were issued at 85% of their principal amount (original issue discount) and bear interest at a rate of 5.95% per annum for the first year, payable semi-annually in arrears, which will increase to 8.50% per annum for the second and third years and will further increase to 10.20% per annum from year four until maturity in 2021. We may redeem the bonds at any time at par. The original issue discount will be amortized over the first three years. As of September 30, 2014, the unamortized portion of the original issue discount was $24.5 million. The proceeds of the bonds were used to partially finance the purchase price of the Maersk Acquisition Vessels.

Security

Our secured indebtedness is generally secured by:

•	a first priority mortgage in all collateral vessels;

•	a parent guarantee; and

•	a general pledge of earnings generated by the vessels under mortgage for the specific facility.

Loan Covenants

Our debt agreements discussed above generally contain financial covenants, which require us to maintain, among other things:

•	an amount of current assets that, on a consolidated basis, exceeds our current liabilities. Current assets may include undrawn amount of any committed revolving credit facilities and credit lines having a maturity of more than one year;

•	an aggregate amount of cash, cash equivalents and available aggregate undrawn amounts of any committed loan of at least $50.0 million or between 3% to 5% of our total indebtedness (excluding guarantees), depending on the applicable loan facility, whichever is greater;

•	a ratio of consolidated capital and reserves to total assets of at least 30%; and

•	an asset coverage ratio of assets secured under our bank facilities between 100% and 125%.

Our credit facilities discussed above also contain restrictions and undertakings which may limit our and our subsidiaries’ ability to, among other things:

•	effect changes in management of our vessels;

•	transfer or sell or otherwise dispose of all or a substantial portion of our assets;

•	declare and pay dividends, (with respect to each of our joint ventures, other than Seven Seas Shipping Limited, no dividend may be distributed before its loan agreement, as applicable, is repaid in full); and

•	incur additional indebtedness.

A violation of any of our financial covenants or operating restrictions contained in our credit facilities may constitute an event of default under our credit facilities, which, unless cured within the grace period set forth under the applicable credit facility, if applicable, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business.

Furthermore, certain of our credit facilities contain a cross-default provision that may be triggered by a default under one of our other credit facilities. A cross-default provision means that a default on one loan would result in a default on certain other loans. Because of the presence of cross-default provisions in certain of our credit facilities, the refusal of any one lender under our credit facilities to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our credit facilities have waived covenant defaults under the respective credit facilities. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

Moreover, in connection with any waivers of or amendments to our credit facilities that we may obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

In addition, we have provided, and may continue to provide in the future, unsecured loans to our joint ventures which we treat as additional investments in the joint ventures. Accordingly, in the event our joint ventures do not repay these loans as they become due and payable, the value of our investment in such entities may decline. Furthermore, we have provided, and may continue to provide in the future, guarantees to certain banks with respect to commercial bank indebtedness of our joint ventures. Failure on behalf of any of our joint ventures to service its debt requirements and comply with any provisions contained in its commercial loan agreements, including paying scheduled installments and complying with certain covenants, may lead to an event of default under its loan agreement. As a result, if our joint ventures are unable to obtain a waiver or do not have enough cash on hand to repay the outstanding borrowings, their lenders may foreclose their liens on the vessels securing the loans or seek repayment of the loan from us, or both, which would have a material adverse effect on our financial condition, results of operations, and cash flows. As of September 30, 2014 and December 31, 2013, $332.3 million and $412.4 million, respectively, was outstanding under these joint venture loan agreements, of which we have guaranteed $166.2 million and $206.2 million, respectively.

As of September 30, 2014 and December 31, 2013, we were in compliance with all of the covenants contained in our debt agreements.

Guarantees

We have provided guarantees to financial institutions that have provided credit facilities to six of our joint ventures, in the aggregate amount of $166.2 million and $206.2 million as of September 30, 2014 and December 31, 2013, respectively. The total of the related outstanding bank loans as of September 30, 2014 and December 31, 2013 was $332.3 million and $412.4 million, respectively.

In addition, on July 24, 2009, two of our 50%-owned joint ventures, TI Asia Ltd. and TI Africa Ltd., which own the FSO Asia and FSO Africa, two FSO vessels, respectively, entered into a $50.0 million guarantee facility agreement with Nordea Bank Finland plc in order to issue two guarantees of up to $25.0 million each in favor of Maersk Oil Qatar AS in connection with its use of the FSO Asia and FSO Africa after such vessels have been converted to FSO. In August 2010, the amount available under this guarantee facility was reduced to $31.5 million. This guarantee terminates upon the earlier of (i) eight years after the Guarantee Issue Date for the second Guarantee and (ii) March 31, 2008. As of September 30, 2014 and December 31, 2013, the guarantee has not been called upon.

Contractual Obligations

As of September 30, 2014, we had the following contractual obligations and commitments which are based on contractual payment dates:

(US$ in thousands)	Total	2014	2015	2016	2017	2018	Thereafter

Long-term bank loan facilities	920,972	25,987	147,002	147,002	192,960	146,625	261,396

Long-term debt obligations	260,500	—	25,000	—	—	—	235,500

Bank Credit Line facilities	—	—	—	—	—	—	—

Seller’s Credit facility	30,000	—	30,000	—	—	—	—

Operational leases (vessels)	35,361	8,775	20,476	6,110	—	—	—

Operational leases (non-vessel)	14,270	564	2,100	2,100	2,100	1,743	5,663

Capital Expenditure commitments	378,000	228,600	149,400	—	—	—	—

Total contractual obligations due by period	1,639,103	263,926	373,978	155,212	195,060	148,368	502,559

Not included in the table above are options that have been granted to us but not yet exercised under our time charter-in agreements to extend their respective durations.

                The following table presents our contractual obligations as of September 30, 2014, pro forma for significant changes in our contractual obligations that have occurred since September 30, 2014.

(US$ in thousands)	Total	2014	2015	2016	2017	2018	Thereafter

Long-term bank loan facilities (1) (2) (3) (4) (5)	1,248,875	—	146,303	157,372	433,329	70,138	441,733

Long-term debt obligations	260,500	—	25,000	—	—	—	235,500

Bank Credit Line facilities	—	—	—	—	—	—	—

Seller’s Credit facility	30,000	—	30,000	—	—	—	—

Operational leases (vessels)	35,361	8,775	20,476	6,110	—	—	—

Operational leases (non-vessel)	14,270	564	2,100	2,100	2,100	1,743	5,663

Capital Expenditure commitments (6)	149,400	—	149,400	—	—	—	—

Total contractual obligations due by period	2,987,281	9,339	519,582	322,954	868,758	142,019	1,124,629

(1)	We drew down an additional $ 39.8 million under our the $500.0M facility, resulting in an increase in the semi annual repayment schedule by $ 1.9 million beginning in December 2014 and an increase in the balloon payment of $ 18.9 million which is due at maturity in 2020.
(2)	We drew down an additional $230.0 million under our $750.0 million Senior Secured Credit Facility, resulting in an increase in the balloon payment by $230.0 million which is due at maturity in 2020.
(3)	We repaid our $300.0 million Senior Secured Credit Facility, resulting in a decrease in the semi annual repayments schedule by $7.8 million and a decrease in the balloon payment of $98.5 million which was due at maturity in 2018.
(4)	Due to the scheduled repayment of $24.0 million under our Senior Secured Credit Facility the remaing repayments in 2014 were reduced to 0.
(5)	We drew down an additional of $235.2 million under our $340 million Senior Secured Credit Facility, resulting in an increase in the semi annual repayments schedule by $11.0 million beginning in July 2015 and an increase in the balloon payment of $102.4 million which is due at maturity in 2021
(6)	Capital expenditure commitments were reduced to $149.4 million after we took delivery of the Hojo, Hakone and final Maersk Acquisition Vessel, the Sandra.

As of September 30, 2014, the following equity accounted investees (of which we have a 50% ownership interest) have the following contractual obligations and commitments which are based on contractual payment dates:

(US$ in thousands)		Total	2014	2015	2016	2017	2018	Thereafter

Joint Venture	Long-term bank loan facilities	166,159	6,235	30,875	24,706	46,864	8,110	49,369
Seven Seas Shipping Ltd.	$52.0 Million secured bank loan facility	6,500	1,083	2,167	2,167	1,083	—	—
Fontvieille Shipholding Ltd.	$55.5 Million secured bank loan facility	19,735	500	2,000	2,000	2,000	2,000	11,235
Moneghetti Shipholding Ltd.	$67.5 Million secured bank loan facility	26,375	500	2,000	2,000	2,000	2,000	17,875
Larvotto Shipholding Ltd.	$48.0 Million secured bank loan facility	19,038	496	1,985	1,985	1,985	1,985	10,602
Fiorano Shipholding Ltd.	$48.0 Million secured bank loan facility	18,688	531	2,125	2,125	2,125	2,125	9,657
TI Africa Ltd	$113.7 Million secured bank loan facility	10,000	3,125	6,875	—	—	—	—
TI Asia Ltd	$250.0 Million secured bank loan facility	65,823	—	13,723	14,429	37,671	—	—

Joint Venture	Seller’s Credit facilities(*)	10,000	—	10,000	—	—	—	—
Larvotto Shipholding Ltd	Shipyard deferred payment	5,000	—	5,000	—	—	—	—
Fiorano Shipholding Ltd.	Shipyard deferred payment	5,000	—	5,000	—	—	—	—
Total contractual obligations due by period		176,159	6,235	40,875	24,706	46,864	8,110	49,369

*	On January 9, 2012 and January 31, 2012, we took delivery of two Suezmax vessels from the shipyard, the Maria and the Capt. Michael, respectively, for which we received a seller’s credit from Samsung Heavy Industries Co., Ltd., fully repayable by the beginning of 2015.

Off-Balance Sheet Arrangements

We are committed to make rental payments under operating leases for vessels and for office premises. The future minimum rental payments under our non-cancellable operating leases are disclosed above under “Contractual Obligations.”

THE INTERNATIONAL OIL TANKER SHIPPING INDUSTRY

All the information and data presented in this section, including the analysis of the international oil tanker shipping industry has been provided by Drewry. Drewry has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Drewry has advised that: (a) certain information in Drewry’s database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in Drewry’s database; (c) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures. The Company believes and acts as though the industry and market data presented in this section is reliable.

Overview

The maritime shipping industry is fundamental to international trade, as it is the only practicable and cost effective means of transporting large volumes of many essential commodities and finished goods around the world. In turn, the oil tanker shipping industry represents a vital link in the global energy supply chain, in which VLCC and Suezmax tankers play an important role, given their availability to carry large quantities of crude oil.

The oil tanker shipping industry is primarily divided between crude tankers that carry either crude oil or residual fuel oil and product tankers that carry refined petroleum products. The following review specifically focuses on the crude sector.

Revenue in the oil tanker shipping market is driven by daily freight rates. Freight rates have increased recently due to a number of factors, including: (i) increased global demand for oil driven by emerging markets, (ii) longer voyage distances as a result of changing oil trading patterns, and (iii) only moderate growth in vessel supply as a result of a declining tanker orderbook and increased scrapping activity. Freight is paid for the movement of cargo between a load port and a discharge port. The cost of moving the ship from a discharge port to the next load port is not directly compensated by the charterers in the freight payment but is an expense of the owners if not on time charter.

In broad terms, demand for oil traded by sea is principally affected by world and regional economic growth and, to a lesser extent, other factors such as changes in regional oil prices. One immediate impact of the recent fall in oil prices is that it makes the purchase of oil more attractive and it leads to stockpiling and increased demand for tankers. The other factor to bear in mind is that the fall in oil prices is taking place during the winter months in the northern hemisphere, when demand for oil is generally higher. Overall, falling oil prices are generally a positive factor and normally lead to increased demand for oil, although their impact in the short-term is likely to be felt more through activities such as storing oil at sea.

Overall, there is a close relationship between changes in the level of economic activity and changes in the volume of oil moved by sea (see the chart below). With continued strong GDP growth in Asia, especially in China, seaborne oil trade to Asian emerging markets has been growing significantly. Chinese oil consumption has grown from 5.6 million barrels per day to 10.1 million barrels per day between 2003 and 2013. During this same period, oil consumption in OECD countries declined from 48.6 to 46.0 million barrels per day. There is no certainty that past rates of growth and decline will continue in the future. In 2013, total seaborne trade in crude oil was equivalent to 2.1 billion tons. Given that most forecasts now point to rising global economic growth in 2015 and 2016, there is an expectation that movements of oil by sea will also grow.

World GDP and Crude Oil Seaborne Trade 2000 to 2014

(Percent change year on year)

(1) GDP/Trade – provisional assessments

Source: Drewry

Changes in regional oil consumption, as well as a shift in global refinery capacity from the developed to the developing world, is resulting in growing seaborne oil trade distances. For example a VLCC’s voyage from West Africa to the US Gulf takes 35 days, while a trip from West Africa to China takes 61 days. This increase in oil trade distances, coupled with increases in world oil demand driven by Chinese oil consumption growth, has had a positive impact on tanker demand with ton miles growing from 7.8 to 9.3 billion ton miles in the period 2003 to 2013.

Supply in the tanker sector, as measured by its deadweight (dwt) cargo carrying capacity, is primarily influenced by the rate of deliveries of newbuildings from the shipyards in line with their orderbook, as well as the rate of removals from the fleet via vessel scrapping or conversion to offshore units. After a period of rapid expansion, supply growth in the tanker sector is moderating with the overall tanker fleet growing by just 0.6% in 2014. New tanker orders in the period 2010 to 2014 were limited due to lack of available bank financing and a challenged rate environment, which has contributed to the total crude tanker orderbook declining to 12.6% of the existing global tanker fleet capacity as of December 2014, compared with nearly 50% of the existing fleet at its recent peak in 2008. Although new ordering has picked up in the VLCC sector in recent months, supply growth in the tanker sector as a whole is likely to remain low in 2015 as the orderbook as a percentage of the fleet remains low in historical terms.

In the closing months of 2013, VLCC and Suezmax time charter equivalent (TCE) rates recovered strongly after a prolonged period of weakness that affected all sectors of the tanker market. Despite volatility in the opening months of 2014 more positive market sentiment has had a beneficial impact on secondhand vessel values. In December 2014, five-year-old VLCC and Suezmax tankers were valued at $76 and $57 million.

World Oil Demand and Production

In 2013, oil accounted for approximately one third of global energy consumption. World oil consumption has increased steadily over the past 15 years, with the exception of 2008 and 2009, as a result of increasing global economic activity and industrial production. In recent years, growth in oil demand has been largely driven by developing countries in Asia and growing Chinese consumption. In 2013, world oil demand increased to 91.0 million barrels per day (bpd), which represents a 1.4% increase from 2012 and is 6.9% higher than the recent low recorded in 2009.

World Oil Consumption: 2003 to 2013

(Million Barrels Per Day)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	CAGR 03-13%
North America	24.5	25.3	25.5	25.4	25.5	24.2	23.7	24.1	24.0	23.6	24.0	-0.2%
Europe - OECD	15.4	15.6	15.5	15.5	15.3	15.4	14.7	14.7	14.3	13.8	13.6	-1.2%
Pacific	8.7	8.5	8.6	8.5	8.4	8.0	8.0	8.1	8.1	8.6	8.4	-0.4%

Total OECD	48.6	49.4	49.6	49.4	49.2	47.6	46.4	46.9	46.4	46.0	46.0	-0.5%

Former Soviet Union	3.6	3.7	3.8	3.9	4.2	4.2	4.0	4.2	4.4	4.5	4.6	2.5%
Europe - Non OECD	0.7	0.7	0.7	0.7	0.8	0.7	0.7	0.7	0.7	0.7	0.7	0.0%
China	5.6	6.4	6.6	7.0	7.6	7.9	7.9	8.9	9.2	9.8	10.1	6.1%
Asia (exc China)	8.1	8.6	8.8	8.9	9.5	9.7	10.3	10.9	11.1	11.4	11.7	3.7%
Latin America	4.7	4.9	5.0	5.2	5.7	5.9	5.7	6.0	6.3	6.4	6.6	3.5%
Middle East	5.4	5.8	6.1	6.5	6.5	7.1	7.1	7.3	7.4	7.7	8.0	4.0%
Africa	2.7	2.8	2.9	3.0	3.1	3.2	3.4	3.5	3.4	3.7	3.7	3.2%

Total Non-OECD	30.8	32.9	33.9	35.2	37.4	38.7	39.1	41.5	42.5	44.2	45.4	4.0%

World Total	79.4	82.3	83.5	84.6	86.6	86.3	85.5	88.4	88.9	90.2	91.4	1.4%

Source: Drewry

Seasonal trends also affect world oil consumption and, consequently, oil tanker demand. While trends in consumption vary with the specific season each year, peaks in tanker demand often precede seasonal consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can be classified broadly into two main categories: increased demand prior to Northern Hemisphere winters as heating oil consumption increases and increased demand for gasoline prior to the summer driving season in the United States.

Global trends in oil production have naturally followed the growth in oil consumption, allowing for the fact that changes in the level of oil inventories also play a part in determining production levels and tie in with the seasonal peaks in demand. World crude oil production in the period 2003 to 2013 is shown in the table below.

World Oil Production: 2003 to 2013

(Million Barrels Per Day)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	CAGR 03-13%

N. America	14.6	14.6	14.1	14.2	14.3	13.9	13.6	14.1	14.6	15.8	17.1	1.59%
FSU(1)	10.3	11.2	11.6	12.1	12.8	12.8	13.3	13.5	13.6	13.7	13.9	3.04%
OPEC	30.7	33.0	34.2	34.4	35.5	37.0	34.0	34.6	35.6	37.6	36.8	1.83%
Asia	6.0	6.3	6.3	6.4	6.4	6.4	7.5	7.8	7.8	7.8	7.7	2.53%
Other	18.1	18.0	18.3	18.1	16.6	16.4	17.0	17.3	16.8	16.0	16.0	-1.23%

Total	79.7	83.1	84.5	85.2	85.6	86.5	85.4	87.3	88.4	90.9	91.5	1.39%

(1)	Former Soviet Union

Source: Drewry

At the beginning of 2013, proven global oil reserves totaled 1,653 billion barrels, an amount approximately 50 times greater than 2013 production rates. These reserves tend to be located in regions far from the major consuming countries, and this distance contributes to demand for crude tanker shipping. One important reversal of this trend in recent years, however, has been the development of tight or shale oil reserves in the United States, which has had a negative impact on the volume of US crude oil imports. Nevertheless, much of the oil from West Africa and the Caribbean that was historically imported by the US is now shipped to China, which has a positive impact on rates due to increased ton miles given the long distances oil needs to travel.

Production and exports from the Middle East (largely from OPEC suppliers) and West Africa have historically had a significant impact on the demand for tanker capacity, and, consequently, on tanker charter hire rates due to the long distances between these supply sources and demand centers. Oil exports from short-haul regions, such as the North Sea, are significantly closer to ports used by the primary consumers of such exports, which results in shorter average voyages.

The volume of crude oil moved by sea each year reflects the underlying changes in world oil consumption and production. Driven by increased world oil demand and production, especially in developing countries, seaborne trade in crude oil in 2013 is provisionally estimated at 2.1 billion tons, or 69% of all seaborne oil trade (crude oil and refined petroleum products). The chart below illustrates changes in global seaborne movements of crude oil between 1980 and 2013.

Seaborne Crude Oil Trade Development: 1980 to 2013

(Million Tons)

Source: Drewry

World seaborne oil trade is the result of geographical imbalances between areas of oil consumption and production. Historically, certain developed economies have acted as the primary drivers of these seaborne oil trade patterns. The regional growth rates in oil consumption shown in the chart below indicate that the developing world is driving recent trends in oil demand and trade. In Asia, the Middle East, Africa and Latin America, oil consumption during the period from 2003 to 2013 grew at annual rates in excess of 3%, and, in the case of China, the annual growth rate was close to 6%. Strong demand for oil in these regions is driving both increased volume of seaborne oil trades and increased voyage distances, as more oil is being transported on long haul routes.

Regional Oil Consumption Growth Rates: 2003 to 2013

(CAGR – Percent)

Source: Drewry

Furthermore, consumption on a per capita basis remains low in many parts of the developing world, but as many of these regions have insufficient domestic supplies, rising demand for oil will have to be satisfied by increased imports.

Oil Consumption Per Capita: 2013

(Tons per Capita)

Source: Drewry

In the case of China and India, seaborne crude oil imports have risen significantly in the last decade to meet an increasing demand for energy (see chart below). During the period from 2000 to 2013, Chinese crude oil imports increased from 70.1 to 282.2 million tons and Indian imports increased from 69.5 to 187.3 million tons. Conversely, Japanese imports declined from 213.7 to 178.4 million tons over the same period. US imports have also declined as a result of growing domestic oil supplies. As a result of the changes in regional oil consumption and due to increasing demand for longer voyage lengths such as Middle East to Asia typically 49 days and West Africa to Asia typically 61 days, seaborne oil trade distance has been growing. This is especially beneficial to VLCC and Suezmax tankers operators because these vessels provide larger economies of scale for long voyages.

Asian Countries – Crude Oil Imports 2003 to 2013

(Million Tons)

Source: Drewry

The shift in global refinery capacity from the developed to the developing world is also having a positive impact on the seaborne oil trade given increasing distances from production sources to refineries. The distribution of refinery throughput by region in the period 2003 to 2013 is shown in the following table.

Oil Refinery Throughput by Region: 2003 to 2013

(1000 Barrels Per Day)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	CAGR % 03-13
North America	18,619	18,868	18,518	18,484	18,460	17,879	17,502	17,740	17,707	17,993	18,301	-0.2%
S. & Cent. America	5,009	5,401	5,378	5,334	5,456	5,363	4,889	4,834	5,053	4,657	4,786	-0.5%
Europe & Eurasia	19,920	20,371	20,736	20,783	20,716	20,635	19,509	19,595	19,491	19,538	19,142	-0.4%
Middle East	5,602	5,796	6,008	6,300	6,397	6,396	6,297	6,396	6,517	6,388	6,353	1.3%
Africa	2,301	2,304	2,491	2,372	2,372	2,456	2,293	2,449	2,169	2,206	2,177	-0.6%
Australasia	823	820	757	749	767	756	762	756	789	779	735	-1.1%
China	4,823	5,382	5,916	6,155	6,563	6,953	7,488	8,571	9,059	9,199	9,648	7.2%
India	2,380	2,559	2,561	2,860	3,107	3,213	3,641	3,899	4,085	4,302	4,462	6.5%
Japan	4,118	4,038	4,136	4,026	3,995	3,946	3,627	3,619	3,410	3,400	3,453	-1.7%
Other Asia Pacific	6,886	7,355	7,474	7,469	7,493	7,351	7,229	7,434	7,390	7,436	7,227	0.5%

Toral World	70,482	72,893	73,976	74,533	75,325	74,949	73,234	75,293	75,668	75,899	76,284	0.8%

Source: Drewry

                Changes in refinery throughput are largely driven by changes in the location of capacity. Capacity increases are taking place mostly in the developing world, especially in Asia. In response to growing domestic demand, Chinese refinery throughput has grown at a faster rate than that of any other global region in the last decade, with refinery throughput in the Middle East and other emerging economies following. By contrast, refinery throughput in North America has declined in the last decade. This has had a positive impact on crude tanker shipping, as regions where refining capacity is growing will need to import more oil. The shift in refinery capacity is likely to continue as refinery development plans are heavily focused on areas such as Asia and the Middle East and few are planned for North America and Europe.

Oil Refinery Throughput by Region: Growth Rates 2003 to 2013

(CAGR – Percent)

Source: Drewry

As a result of changes in trade patterns, as well as shifts in refinery locations, average voyage distances in the crude sector have increased. In the period from 2003 to 2013 ton mile demand in the crude tanker sector grew from 7.8 to 9.3 billion ton miles. The table below shows changes in tanker demand expressed in ton miles, which is measured as the product of the volume of oil carried (measured in metric tons) multiplied by the distance over which it is carried (measured in miles).

Crude Oil Tanker Demand: 2003 to 2013

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	CAGR % 03-13

Seaborne Crude Trade - Mill Tons	1,937	2,043	2,076	2,086	2,102	2,111	2,025	2,066	2,032	2,075	2,090	0.76%
Ton Mile Demand - Bill T M	7,752	8,294	8,447	8,626	8,707	8,853	8,512	8,908	8,803	9,159	9,314	1.85%
Average Voyage Length - Miles	4,002	4,060	4,069	4,135	4,142	4,194	4,203	4,312	4,332	4,414	4,456	1.08%

Source: Drewry

In the closing weeks of 2014 and the opening weeks of 2015 commodity traders have started hiring VLCCs in the expectation that profits can be made from storing oil at sea. Several fixtures for long term storage have been reported by oil majors and commodity traders for periods up to 12 months. The current situation is not dissimilar from 2009 when large numbers of oil tankers were fixed for storage, although the current market is based on a contango, that is the current or spot price for oil is below the price of oil for delivery in the futures market. Some estimates have suggested that up to 60 million barrels of crude will be stored at sea in the first half of 2015 – equivalent to 30 VLCCs.

Crude Tanker Fleet Overview

The world crude tanker fleet is generally divided into three major types of vessel classifications, based on carrying capacity. The main tanker vessel types are:

•	VLCCs, with an oil cargo carrying capacity in excess of 200,000 dwt (typically 300,000 to 320,000 dwt or approximately two million barrels). VLCCs generally trade on long-haul routes from the Middle East and West Africa to Asia, Europe and the U.S. Gulf or the Caribbean. Tankers in excess of 320,000 dwt are known as Ultra Large Crude Carriers (ULCCs), although for the purposes of this report they are included within the VLCC category.

•	Suezmax tankers, with an oil cargo carrying capacity of approximately 120,000 to 200,000 dwt (typically 150,000 to 160,000 dwt or approximately one million barrels). Suezmax tankers are engaged in a range of crude oil trades across a number of major loading zones. Within the Suezmax sector, there are a number of product and shuttle tankers (shuttle tankers are specialized ships built to transport crude oil and condensates from offshore oil field installations to onshore terminals and refineries and are often referred to as “floating pipelines”), which do not participate in the crude oil trades.

•	Aframax tankers, with an oil cargo carrying capacity of approximately 80,000 to 120,000 dwt (or approximately 500,000 barrels). Aframax tankers are employed in shorter regional trades, mainly in North West Europe, the Caribbean, the Mediterranean and Asia.

There are a relatively small number of ships below 80,000 dwt which operate in crude oil trades but may operate in cabotage type trades and therefore do not form part of the open market. For this reason the following analysis of supply concentrates on the VLCC, Suezmax and Aframax tonnage.

As of December 31, 2014 the crude tanker fleet consisted of 1,791 ships with a combined capacity of 341.6 million dwt.

Crude Oil Tanker Fleet – December 31, 2014

Vessel Type	Deadweight Tons (Dwt)	Number of Vessels	% of Fleet	Capacity (Million Dwt)	% of Fleet
VLCC	200,000 +	632	35.3	194.2	56.9
Suezmax	120-199,999	481	26.9	74.5	21.8
Aframax	80-119,999	678	37.9	72.9	21.3

Total		1,791	100.0	341.6	100.0

Source: Drewry

The table below shows principal routes for crude oil tankers and where these vessels are deployed.

Crude Oil Tankers – Typical Deployment by Size Category

Area	Trade Route	Haul	Vessel Type
			VLCC	Suezmax	Aframax
Inter-Regional	MEG(1) – Asia		X	X
	MEG – N. America		X
	MEG – Europe – Suez(2)		X	X
	W. Africa(3) – N. America		X	X	X
	W. Africa – Asia	Long	X	X
	US Gulf – Asia			X
	MEG – Europe – Cape(4)		X
	W. Africa – Europe			X	X
	NS(5) – N. America				X
	MEG – Pacific Rim			X	X
Intra-Regional	North Sea			X	X
	Caribbean	Medium		X	X
	Mediterranean			X	X
	Asia – Pacific			X	X

(1)	Middle East Gulf
(2)	Suezmax via Suez Canal fully laden
(3)	West Africa
(4)	VLCC transit via Cape of Good Hope
(5)	North Sea

Source: Drewry

VLCCs are built to carry cargo parcels of two million barrels, and Suezmax tankers are built to carry cargo parcels of one million barrels, which are the most commonly traded parcel sizes in the crude oil trading markets. Their carrying capacities make VLCCs and Suezmax tankers the most appropriate asset class globally for long and medium haul trades. While traditional VLCC and Suezmax trading routes have typically originated in the Middle East and the Atlantic Basin, increased Asian demand for crude oil has opened up new trading routes for both classes of vessel. The map below shows the main VLCC and Suezmax tanker seaborne trade routes.

Principal VLCC and Suezmax Seaborne Crude Oil Trades

Source: Drewry

VLCC/Suezmax Fleet Development

Growth in crude tanker supply has slowed as a result of lower levels of new ordering and an increase in vessel demolitions and conversions. Between the end of 2013 and the end of 2014 the world crude tanker fleet grew by only 0.6%. In the VLCC sector, the fleet grew by 2.1%, but in the Suezmax sector the fleet contracted by 0.4%.

VLCC & Suezmax Fleet Development: 2001 to 2014

(Year on Year percentage Growth: Million Dwt)

Source: Drewry

In 2014, deliveries of new crude tankers to the fleet were at their lowest level since 2009, which was a major factor in the correction of an over-supply within the sector. In 2014, VLCC and Suezmax deliveries amounted to 7.3 and 1.3 million dwt, respectively, as compared with 9.5 and 4.7 million dwt, respectively, in 2013.

VLCC/Suezmax Tanker Deliveries) 2003 to 2014 (1)

(‘000 Dwt)

(1) Through to December 2014

Source: Drewry

The chart below indicates the volume of new orders placed in the VLCC and Suezmax sectors in the period from 2003 to 2014. Very few new vessel orders were placed in both sectors during 2011, 2012 and 2013, although the pace of new ordering in the VLCC sector increased in the closing months of 2013 and into 2014.

VLCC/Suezmax New Orders 2003 to 2014 (1)

(‘000 Dwt)

(1) Through to December 2014

Source: Drewry

In the last few years, delays in new ship deliveries, often referred to as “slippage,” have become a consistent annual feature of the market. Slippage is the result of a combination of several factors, including cancellations of orders, problems in obtaining vessel financing, owners seeking to defer delivery during weak markets, shipyards quoting over-optimistic delivery times, and, in some cases, shipyards experiencing financial difficulty. A number of Chinese yards, including a yard at which several of the 60 Suezmax tankers currently on order will be constructed, are experiencing financial problems which have led to both cancellations and delays in deliveries.

New order cancellations have been a feature of most shipping markets during the market downturn. For obvious reasons, shipyards are reluctant to openly report such events, making the tracking of the true size of the orderbook at any given point in time difficult. The difference between actual and scheduled deliveries reflects the fact that orderbooks are often overstated.

Slippage has affected both the VLCC and Suezmax sectors. The table below indicates the relationship between scheduled and actual deliveries for both asset classes in the period 2010 to 2013. Since slippage has occurred in recent years, it is not unreasonable to expect that some of the VLCC and Suezmax tankers currently on order will not be delivered on time.

VLCC/Suezmax Tankers: Scheduled versus Actual Deliveries

(Million Dwt)

	2009	2010	2011	2012	2013
VLCC
Scheduled Deliveries	20.9	23	28.9	22.4	18.7
Actual Deliveries	16.4	16.9	19.1	15.4	9.5
Slippage Rate %	22	25	34	31	49

Suezmax
Scheduled Deliveries	10.9	9	10.5	11.2	10.4
Actual Deliveries	7.3	6.1	6.6	7.4	4.6
Slippage Rate %	33	31	37	34	56

Source: Drewry

Lower levels of new ordering combined with cancellations have resulted in a declining vessel orderbook. At its peak in 2008, the VLCC and Suezmax tanker orderbooks were each equivalent to 50% of the existing fleets, respectively, which led to high levels of new deliveries in both sectors between 2009 and 2012. However, with low levels of new ordering in 2012 and 2013, as of December 31, 2014, the total crude VLCC and Suezmax orderbooks were equivalent to 14.9% and 12.6% of the existing VLCC and Suezmax fleets, respectively.

VLCC & Suezmax Orderbooks: Percent Existing Fleet 2003 to 2014

(%)

Source: Drewry

As of December 31, 2014, the total crude tanker orderbook representing vessels delivering from 2014 to 2017 amounted to 197 vessels, or 43.1 million dwt, equivalent to 12.6 % of the existing crude tanker fleet. The orderbook for Suezmax tankers currently stands at 60 vessels representing 9.3 million dwt (excluding shuttle tankers), and for VLCCs the orderbook stands at 93 vessels representing 28.9 million dwt.

Crude Oil Tanker (1) Orderbook December 31, 2014

Size Dwt		Existing Fleet		Scheduled Deliveries								Total Orderbook		% Existing Fleet
				2014		2015		2016		2017
		No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No	Dwt

VLCC	200,000 +	632	194.2	3	0.9	27	8.4	52	16.2	11	3.4	93	28.9	14.7%	14.9%
Suezmax	120-199,999	481	74.5	5	0.7	13	2.0	27	4.3	15	2.3	60	9.3	12.5%	12.5%
Aframax	80-119,999	678	72.9	7	0.8	9	1.0	21	2.3	7	0.8	44	4.9	6.5%	6.7%

Total		1,791	341.6	15	2.4	49	11.4	100	22.8	33.0	6.5	197	43.1	11.0%	12.6%

(1) Excludes product tankers and in the case of Suezmax shuttle tankers

Source: Drewry

Tanker supply is also affected by vessel scrapping or demolition. As an oil tanker ages, vessel owners often conclude that it is more economical to scrap a vessel that has exhausted its useful life than to upgrade the vessel to maintain its “in-class” status. Often, particularly when tankers reach approximately 25 years of age, the costs of conducting the class survey and performing required repairs become economically inefficient. In recent years, most oil tankers that have been scrapped were between 25 and 30 years of age.

In addition to vessel age, scrapping activity is influenced by freight markets. During periods of high freight rates, scrapping activity will decline and the opposite will occur when freight rates are low. The chart below indicates that vessel scrapping was much higher from 2009 to 2014 than in the preceding five years.

Oil Tanker Scrapping: 2003 to 2014 (1)

(‘000 Dwt)

(1) All tankers including crude and product tankers through to December 2014

Source: Drewry

Within the context of the wider market, increased vessel scrapping is a positive development, as it helps to counterbalance new ship deliveries and to moderate fleet growth.

The Crude Oil Tanker Freight Market

Types of Charter

Oil tankers are employed in the market through a number of different chartering options, described below.

•	A bareboat charter involves the use of a vessel usually over longer periods of up to several years. All voyage related costs, including vessel fuel, or bunkers, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance, transfer to the charterer’s account. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

•	A time charter involves the use of the vessel, either for a number of months or years or for a trip between specific delivery and redelivery positions, known as a trip charter. The charterer pays all voyage related costs. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible for the payment of all vessel operating expenses and capital costs of the vessel.

•	A single or spot voyage charter involves the carriage of a specific amount and type of cargo on a load port to discharge port basis, subject to various cargo handling terms. Most of these charters are of a single or spot voyage nature. The cost of repositioning the ship to load the next cargo falls outside the charter and is at the cost and discretion of the owner. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the agreed upon freight rate expressed on a per cargo ton basis. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel.

•	A contract of affreightment, or COA, relates to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages. This arrangement constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the ship’s operating, voyage and capital costs are borne by the shipowner. The freight rate is normally agreed on a per cargo ton basis.

Tanker Freight Rates

Worldscale is the tanker industry’s standard reference for calculating freight rates. Worldscale is used because it provides the flexibility required for the oil trade. Oil is a fairly homogenous commodity as it does not vary significantly in quality and it is relatively easy to transport by a variety of methods. These attributes, combined with the volatility of the world oil markets, means that an oil cargo may be bought and sold many times while at sea and therefore, the cargo owner requires great flexibility in its choice of discharge options. If tanker fixtures were priced in the same way as dry cargo fixtures, this would involve the shipowner calculating separate individual freights for a wide variety of discharge points. Worldscale provides a set of nominal rates designed to provide roughly the same daily income irrespective of discharge point.

Time charter equivalent (TCE) is the measurement that describes the earnings potential of any spot market voyage based on the quoted Worldscale rate. As described above, the Worldscale rate is set and can then be converted into dollars per cargo ton. A voyage calculation is then performed which removes all expenses (port costs, bunkers and commission) from the gross revenue, resulting in a net revenue which is then divided by the total voyage days, which includes the days from discharge of the prior cargo until discharge of the cargo for which the freight is paid (at sea and in port), to give a daily TCE rate.

The supply and demand for tanker capacity influences tanker charter hire rates and vessel values. In general, time charter rates are less volatile than spot rates as they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus more prone to volatility. Small changes in tanker utilization have historically led to relatively large fluctuations in tanker charter rates for VLCCs, with more moderate price volatility in the Suezmax, Aframax and Panamax markets and less volatility in the Handy market, as compared to the tanker market as a whole.

The chart below illustrates monthly changes in TCE rates for VLCC and Suezmax tankers during the period from January 2003 to December 2014.

VLCC/Suezmax Tanker Time Charter Equivalent (TCE) Rates: 2003 to 2014 (1)

(US$/Day)

(1) Through to December 2014

Source: Drewry

From 2005 to 2007, time charter rates for all tankers sizes rose steeply, reflecting the fact that buoyant demand for oil and increased seaborne movements of oil generated additional demand for tanker capacity. This increased demand for capacity led to a tighter balance between vessel demand and supply and consequently led to rising freight rates. As the world economy weakened in the second half of 2008, however, demand for oil fell, negatively impacting tanker demand and freight rates. Rates declined in 2009, only to recover in the early part of 2010, before falling once again in the summer months and then remaining weak for the remainder of 2011 and into 2012. At times during 2013, TCE rates for VLCCs and Suezmax tankers were close to or in negative net returns, although in practice, the use of slow steaming to reduce bunker consumption and triangulation voyage patterns, as indicated in the map below, may have turned these rates into positive earnings.

Bunker prices have fallen sharply in the wake of the decline in crude oil prices and in turn has negated the need to slow steam. Lower bunker prices have pushed down break-even positions and in situations where freight rates are static or rising, have led to increased net earnings for shipowners through higher TCE rates.

In 2014 tanker freight rates were generally stronger than 2013, although at times they were quite volatile on a month to month basis. In November and December 2014 steep rises were seen in VLCC spot rates as a result of improvements in the demand for large tankers in the closing weeks of 2014 and a tightening balance between demand and supply in the large ship sector. The VLCC fleet grew by only 12 ships (1.9%) between December 2013 and December 2014. If all the ships scheduled for delivery in 2015 are delivered on time another 27 VLCCs will be added to the fleet in 2015, but demolition and likely delays in some deliveries will almost certainly mean that the net increase in the size of the VLCC fleet in 2015 will be no more than 3%. If tanker demand remains firm and with modest increases in supply in the pipeline, freight rates will be underpinned. The recent increase in freight rates is also having a positive impact on both newbuilding and secondhand tanker values.

Source: Drewry

VLCC/Suezmax 1 Year Time Charter Rates: 2003 to 2014 (1)

(US$/Day Period Averages)

(1) Through to December 2014

Source: Drewry

In the tanker market independent ship owners have two principal employment options – either the spot or time charter markets, or a combination of both. How tankers are deployed varies from operator to operator, but there is a tendency for companies to be either spot or time chartered orientated. In rising market (as is the case in early 2015) companies that are spot orientated will gain the most as they will benefit from fixing their ships at higher freight rates. Conversely, a ship owner who is focused on the time charter market with ships locked into contracts for longer periods of time at fixed rates will not benefit from a rising spot market. Broadly speaking, a ship owner with an operating strategy which is focused on the time charter market will see more stable income streams and they will not be subject to either the highs or lows in freight rates witnessed in the spot market.

Newbuilding Prices

Global shipbuilding is concentrated in China, South Korea and Japan. This concentration is the result of economies of scale, construction techniques and the prohibitive costs of building in other parts of the world. Collectively, these three countries account for over 80% of global shipbuilding production.

Vessels are constructed at shipyards of varying size and technical sophistication. Drybulk carriers are generally considered to be the least technically sophisticated vessels to construct, with oil tankers, container vessels and LNG carriers having a much higher degree of technical sophistication.

The actual construction of a vessel can take place in 9 to 12 months and can be partitioned into five stages: contract signing, steel cutting, keel laying, launching and delivery. Each of these stages is usually associated with an installment payment to the shipyard. The amount of time between signing a newbuilding contract and the date of delivery is usually greater than 12 months, and in times of high shipbuilding demand, can extend to two to three years.

Newbuilding prices as a whole rose steadily between 2004 and mid 2008 due to high levels of new ordering, a shortage in newbuilding capacity during a period of high charter rates, and increased shipbuilders’ costs as a result of increasing steel prices and the weakening U.S. Dollar. Prices, however, weakened in 2009, as a result of a downturn in new ordering, and remained weak until the second half of 2013, when they started to rise again. The following chart illustrates the trend in oil tanker newbuilding prices during the period from 2003 to 2014.

VLCC/Suezmax Tanker Newbuilding Prices: 2003 to 2014(1)

(US$ Million)

(1) Through December 2014

Source: Drewry

Newbuilding prices peaked in 2008 and despite a recent recovery in December 2014, 2014 prices were some 40% lower than the recent peak for VLCCs and 35% lower than the peak for Suezmaxes.

Secondhand Prices

Secondhand values reflect prevailing and expected charter rates, albeit with a lag. During extended periods of high charter rates, vessel values tend to appreciate and vice versa. Vessel values, however, are also influenced by other factors including the age of the vessel. Prices for young vessels, those approximately five years old or under are also influenced by newbuilding prices. Prices for old vessels, those that are in excess of 25 years old and near the end of their useful economic lives, are influenced by the value of scrap steel.

In addition, values for younger vessels tend to fluctuate less on a percentage basis than values for older vessels. This is attributed to the finite useful economic life of older vessels which makes the price of younger vessels, with a commensurably longer remaining economic lives, less susceptible to the level of prevailing and expected charter rates in the foreseeable future.

Vessel values are determined on a daily basis in the sale and purchase (S&P) market, where vessels are sold and bought through specialized sale and purchase brokers who regularly report these transactions to participants in the seaborne transportation industry. The S&P market for oil tankers is transparent and quite liquid with a large number of vessels changing hands on a regular basis.

The chart below illustrates the movements of prices (in US$ million) for secondhand (5 year old) oil tankers between 2000 and 2014. Secondhand values peaked in 2008 and despite a recent uplift, in December 2014 the values for VLCC and Suezmax tankers were still significantly below the last peak in 2008.

VLCC/Suezmax Tanker Secondhand Prices – 5 Year Old Vessels: 2000 to 2014(1)

(US$ Million)

(1) Through December 2014

Source: Drewry

With vessel earnings at high levels and with a scarcity of available newbuilding berths, demand for oil tankers available for early delivery and secondhand values for all tankers rose steadily from 2004 until the middle of 2008. In some instances, the market witnessed secondhand prices for five-year-old oil tankers reaching levels higher than those for comparably sized newbuildings. This increase was temporary and in 2010 and 2011, with the downturn in freight rates, secondhand values for tankers weakened. However, in the closing months of 2013 an improvement in tanker freight rates had a positive impact on vessel values and this has continued into 2014.

OVERVIEW OF THE OFFSHORE OIL AND GAS INDUSTRY

All the information and data in this prospectus about the offshore oil industry has been provided by Energy Maritime Associates (EMA), an independent strategic planning and consulting firm focused on the marine and offshore sectors. EMA has advised that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, EMA has advised that: (a) certain information in EMA’s database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in EMA’s database; (c) while EMA has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures. The Company believes and acts as though the industry and market data presented in this section is reliable.

Brief History of the Offshore Industry

Over the past 20 years global oil demand has grown at an average annual rate of 1.4%. With the exception of two years during the global financial crisis in 2008 and 2009, oil demand has increased year after year during this period. The Energy Information Administration (EIA) forecasts world oil demand will grow to 119 million barrels per day (b/d) by 2040.

Increasingly, oil is being produced offshore. According to the International Energy Agency (IEA), despite the rapid pace of growth in onshore oil production in North America, offshore oil production is expected to account for 30% of the growth in global oil production capacity of 9.3 million b/d between 2011 and 2017.

The offshore oil and gas industry can generally be defined as the extraction and production of oil and gas offshore. From a more nuanced perspective, it is a highly technical industry with significant risks, but whose rewards are high. Unlike on-shore developments, where drilling and processing equipment be constructed onsite, often with access to existing infrastructure, offshore developments have additional engineering and logistical requirements in designing, transporting, installing and operating facilities in remote offshore environments. Because of this, each production unit is unique and designed for the specific field’s geological and environmental characteristics including hydrocarbon specifications, reservoir requirements (water/gas/chemical injection), well/subsea configuration, water depth, and weather conditions (above and below the water).

The water depth of offshore developments has increased dramatically since its start from piers extended from shore in just a few meters of water. In 1947, Kerr-McGee drilled the first well beyond the sight of land. This well was in only 5.5 meters of water, but was 17 kilometers off the Louisiana coast. Offshore developments have continued to move further from land and into increasingly deeper waters using fixed platforms that extended from the seabed to the surface.

Floating Production and Storage (or FPS) and Floating, Production, Storage and Offloading unit (or FPSO) units emerged in the 1970s. Since that time, FPS units have been installed in increasing water depths, with the deepest units on order now designed for 2,900 meters of water. Water depths are currently defined as shallow (shallower than 1,000 meters), deepwater (between 1,000 meters and 1,500 meters), and ultra-deepwater (deeper than 1,500 meters). Units installed before 2000 were almost all shallow water. In the decade that followed, 40% of units were installed in deepwater. For units installed since 2010, over 50% are in deepwater, including 30% in ultra-deepwater. Other types of FPS units include Single Point Mooring and Reservoir, or Spar, Tension-Leg Platform, or TLP, and Semi-submersible, or Semi, which are well suited to deepwater. For liquefying gas and then converting it back to gas, Floating Liquefied Natural Gas and Floating Storage Regas Unit (or FSRU) can be used. Mobile Offshore Production Units (or MOPU), and Floating Storage Offloading units (or FSO) are popular for shallow water developments.

The geographical range of the FPS industry has also changed over the years. For the first few decades of industry activity, projects were concentrated in the Gulf of Mexico and the North Sea. However, with discoveries of new hydrocarbon basins, the location of offshore developments expanded to include most parts of the world, with Brazil, West Africa, and Southeast Asia now leading the way.

Source: EMA, January 2015

Along with increasing water depth, the size and complexity of these offshore developments has also grown, which in turn has increased the size and complexity of the FPS units. Project development cycles have increased in time, complexity, and cost. In particular, the time between initial discovery and starting production is now five to seven years and increasing.

This lengthening of project time is due to a combination of factors, including the complexity of the field itself, as well as increased front end engineering and design, expanded internal company review processes, and compliance with local regulations. This additional planning and scrutiny is largely a response to past projects which did not meet the planned budget, schedule, and/or operational expectations.

Contract Awards and Orderbook

Production from floating production systems has been increasing over the past 18 years, but not in a consistent manner. Approval of these projects depends largely on the oil price expectation at the time and the related production potential associated with the specific project. As a result, the orders for FPS units generally follow the price of oil. After the price of Brent crude dropped to $34 per barrel in 2008, only 10 FPS units were awarded in 2009. As the price of Brent crude recovered to over $120 per barrel in 2012, 30 or more FPS units were awarded each year from 2010-2012. 25 units were ordered in 2013, increasing to 28 units in 2014.

Source: EMA, January 2015

Currently Installed Units

As of January 2015, there are 271 FPS systems in service worldwide comprised of FPSOs (60%) of the current total, Production Semis (15%), TLPs (9%), Production Spars (8%), FSRU (5%), and Production Barges (3%). This does not include twenty production units and three floating storage/offloading units that are available for re-use. Another 93 floating storage/offloading units (without production capability) are in service.

Source: EMA, January 2015

Source: EMA, January 2015

Source: EMA, January 2015

Markets

The top five regions for floating production systems are Southeast Asia (20%), Africa (16%), Brazil (16%), Gulf of Mexico (“GOM”) (14%), and Northern Europe (“NE”) (12%). The type of systems varies widely from region to region – FSOs are the dominant type in Southeast Asia (“SEA”) due to the relatively shallow water depths and lack of infrastructure. In this type of environments, a fixed production platform and FSO is often the most economic development option.

The current order backlog consists of 64 production floaters, nine FSOs and six Mobile Offshore Production Units, or MOPUs. Within the backlog, 41 units are utilizing purpose-built hulls and 23 units are based on converted hulls. Of the production floaters being built, 35 are owned by field operators, 29 by leasing contractors.

Since 1996, the production floater order backlog has ranged from a low of 17 units in 1999 to a peak of 71 units in the first half of 2013. Within this period, there have been three cycles: a downturn in 1998 and 1999 followed by an upturn from 2000 to 2002 of 17 to 39 units, relative stability in 2003 and 2004, an upturn from 2005 to 2007 from 35 to 67 units followed by a downturn from 2008 to 2009 down to 32 units, and an upturn between 2010 and 2013 to 71 units.

Orders of FSOs and MOPUs are dominated by Southeast Asia and Northern Europe each with four FSOs, and Southwest Asia (“SWA”) with three MOPUs.

Source: EMA, January 2015

Most Attractive Growth Regions

Between 2019 and 2025, Brazil, West Africa, and Southeast Asia are expected to continue to be the most attractive areas for offshore projects and present ample investment opportunities according to respondents of EMA’s 2015 industry sentiment survey. As of January 2015, these three regions account for 39% (92 out of 235) potential floating production projects in the planning process. Other industry participants believe that Mexico presents the next largest growth opportunity globally despite that according to EMA only seven potential projects are currently listed in Mexico. New shallow and deep water projects requiring FPSOs and FSOs are expected to increase dramatically following the recent changes in Mexican law to allow increased foreign investment. East Africa may also be a growth region, following large gas discoveries in Mozambique and Tanzania.

Source: EMA, January 2015

The FSO Market

FSOs provide field storage and offloading in a variety of situations. FSOs are primarily used in conjunction with fixed platforms, MOPUs and production floaters (Semis, TLPs, Spars) to provide offshore field storage of oil and condensate. They are also used as offshore storage/export facilities for onshore production fields and as storage/blending/transhipment terminals for crude oil or refined products. Most FSOs store oil, although there are a few FSOs that store liquefied natural gas (LNG) or liquefied petroleum gas (LPG).

FSOs range from simple tankers with few modifications to purpose built and extensively modified tankers with significant additional equipment at a total cost ranging between $250 and $300 million. Oil storage capacity on FSOs varies from 60,000 barrels to 3 million barrels. FSO Asia and the FSO Africa, which are co-owned by Euronav, are among the largest and most complex FSOs in operation. Water depth ranges from 15 meters to 380 meters with the exception of the FSO Marlim Sul in Brazil at 1,180 meters. There is no inherent limitation on water depth for FSOs.

Most FSOs currently in operation are older single-hull tankers modified for storage/offloading use. Approximately 25% of the FSOs now operating are 15 years or older. Around 40% of the FSOs in service are Aframax or Suezmax-size (600,000 to 1 million barrels). Around another 30% are VLCC or ULCC size units (up to 3 million barrels). The remaining 30% of FSOs is comprised of smaller units.

Around 45% of FSOs in service are positioned in Southeast Asia. Approximately 20% are in West Africa. The others are spread over the Middle East, India, Northern Europe, Mediterranean, Brazil, and elsewhere.

Large storage capacity and ability to be moored in almost any water depth makes FSOs ideal for areas without pipeline infrastructure and where the production platform has no storage capabilities (fixed platforms, MOPU, Spar, TLP, Semi-submersible platform). FSOs have no or limited process topsides, which make them relatively simple to convert from old tankers, as compared to an FPSO. FSOs can be relocated to other fields and some have also later been converted to FPSOs.

The Key Components of an FSO

Unlike other FPS systems, the hull is the primary component of an FSO. Topsides are normally simple and feature primarily accommodation, helicopter landing facilities, crude metering equipment, and sometimes power generation. However some FSOs, including the FSO Asia and the FSO Africa, which are co-owned by Euronav, have more sophisticated topsides (which are described below). Mooring systems are the same as for an FPSO: spread-mooring or turret-moored (internal and external). In addition, some simple storage units are moored by their own anchor or alongside a jetty. In benign environments, an FSO can be moored to a Catenary Anchor Leg Mooring buoy (soft mooring), where the buoy is fixed to the seabed and attached to the FSO by mooring ropes.

Some FSOs, such as FSO Asia and FSO Africa, include a small part of the production process, particularly water separation/treatment and chemical injection. For example, after initial processing on the platform, the FSO Asia and FSO Africa may provide additional processing of the platform fluids and separate the water from the crude oil. The oil and water are usually heated, accelerating the separation of the two organic compounds. Once separated, oil is transferred to separate storage cargo tanks and then offloaded to export vessels. Water is treated, purified and returned to the underwater source reservoir or directly to the sea.

Trends in FSO orders

Approximately 33 orders for FSOs have been placed over the past five years, with an average of 6.6 annually. While the majority of FSOs were converted from oil tankers, approximately 20% of these units were purpose-built as FSOs. This is in line with the currently installed fleet profile.

Forecast Summary

EMA is tracking 28 potential projects in the planning stage that may require an FSO. The number of FSO projects has increased over the past five years. In 2008, there were 22 FSO projects. In 2011 there were 24 projects. FSO projects can typically be developed more quickly than other FPS developments and therefore there are a number of projects to be awarded in the next five years that are not yet visible.

Between 2015 and 2019, orders for 30 to 40 FSOs are expected with a total capital cost between $3.7 and $4.9 billion, with the base case being 35 units. Around 75 percent will be based on converted tanker hulls. The remainder will be purpose-built units.

The prospects for the FSO sector are optimistic due to the number of visible offshore energy development projects in the planning stage as well as activity in the drilling market. According to Icarus Consultants, 91 jack up drilling rigs have been delivered since 2012, and another 138 are currently on order. This could cause a decrease in drilling cost for fields in less than 100 meters of water, where the most popular development option is an FSO, in conjunction with a fixed platform or MOPU. The cost of MOPUs should also decrease, as the over 300 rigs that are more than 25-years old will be marginalized by these new deliveries. If this trend materializes, a sharp rise in the number of FSO orders is anticipated starting in 2016.

The vast majority of FSO orders will continue to go to Southeast Asian countries including Thailand, Vietnam, and Malaysia, but there has been increased activity in the North Sea and Mediterranean as well. Mexico is also a large potential market for FSO solutions, which would be ideal for many shallow water developments.

Over the next five years, converted oil tankers will remain the dominant choice for FSOs. Newbuilt units will be used for some development projects in the North Sea as well as for condensate FSOs on gas fields. Between 2015 and 2019, 23 to 31 conversions and 7 to 9 newbuilding orders are expected. In the past, the majority of vessels chosen for conversion were between 20 and 25 years old. However, all of the converted units currently on order utilize less than 20 year old vessels as companies increasingly scrutinize the quality and hull fatigue of the units earmarked as conversion candidates. Some recent FPSO conversion projects have selected newbuilt or units as young as 5 years old.

Increasingly, FSO conversion work is being carried out in Chinese yards, but some of the more complex FSO projects will be continue to be performed in Singapore and Malaysia. Newbuilt units will be constructed by the Chinese and Korean yards, with higher specification FSOs going to Korea and the rest to China.

Competition

Competition in the FSO market includes tanker owners, specialized FSO/FPSO contractors, and engineering/construction companies in the floating production sector. Tanker owners tend to compete for projects which require less modification and investment. Companies such as Teekay Offshore Partners L.P., Knutsen NYK Offshore Tankers AS, and Omni Offshore Terminals Pte Ltd target more complex FSO projects with higher specifications and client requirements. FPSO contractors such as MODEC Inc, SBM Offshore N.V., SBM, and BW Offshore Limited had competed in the FSO market in the past, but are now primarily focused on large FPSO projects.

Most clients conduct a detailed pre-qualification screening before accepting proposals. Pre-qualification requirements include: FSO conversion and operation experience, health, safety, environment systems and procedures, access to tanker for conversion, and financial resources.

Contract Structure

As part of the overall offshore field development, most FSOs are leased on long-term (5 to 15 years), fixed rate service contracts (normally structured as either a time charter or a bareboat contract). The FSO is essential to the field production as oil is exported via the FSO. Typically, the FSO contract has a fixed period as well as additional extension periods (at the charterer’s option) depending on the projected life of the development project. The FSO is designed to remain offshore for the duration of the contact, as opposed to conventional tankers, which have scheduled drydocking repairs every 2 to 3 years. Depending on tax treatment and local regulations, some oil companies elect to purchase the FSO rather than lease it, particularly when the unit is expected to remain on site for over 20 years. However, there have been FSO lease contracts for 20 or even 25 years.

BUSINESS

History and Development of the Company

We were incorporated under the laws of Belgium on June 26, 2003, and we grew out of the combination of certain tanker businesses carried out by three companies that had a strong presence in the shipping industry: CMB, formed in 1895, CNN, formed in 1938, and Ceres Hellenic, formed in 1950. Our predecessor started doing business under the name “Euronav” in 1989.

Our principal shareholders are Peter Livanos, individually or through entities controlled by the Livanos family, including our corporate director TankLog, and Marc Saverys, individually or through Saverco, an entity controlled by him. Both the Livanos and the Saverys families have had a continuous presence in the shipping industry since the early nineteenth century. The Livanos family has owned and operated Ceres Hellenic since its formation in 1950, and the Saverys family owned a shipyard which was founded in 1829, owned and operated various shipowning companies since the 1960s, and acquired CMB in 1991. Peter Livanos may be deemed to beneficially own 14.5% of our outstanding ordinary shares directly or indirectly, through entities controlled by the Livanos family. Peter Livanos, through his appointment as permanent representative of TankLog on our Board of Directors, serves as the Chairman of our Board. Marc Saverys, the Vice Chairman of our Board of Directors, is also the Chairman of CMB and controls Saverco, a company that is currently CMB’s majority shareholder. Marc Saverys may be deemed to beneficially own 11.5% of our outstanding ordinary shares, directly or indirectly through Saverco. Following the completion of this offering and the Underwritten Public Offering, Peter Livanos, individually or through entities controlled by the Livanos family, and Marc Saverys, individually or through Saverco, will beneficially own approximately 12.1% and 10.9%, respectively, of our outstanding ordinary shares (12.0% and 10.7% respectively, if the underwriters exercise their over-allotment option to purchase additional ordinary shares in full in the Underwritten Public Offering).

As of January 16, 2015, we owned and operated a modern fleet of 52 vessels (including three chartered-in vessels) with an aggregate carrying capacity of approximately 13.0 million dwt, consisting of 26 VLCCs, one ULCC, 23 Suezmax vessels, and two FSOs.

In January 2014, we agreed to acquire 15 modern VLCCs with an average age at the time of acquisition of approximately 4.1 years from Maersk Tankers, which we refer to as the “Maersk Acquisition Vessels,” for a total purchase price of $980.0 million payable as the vessels were delivered to us charter-free. This acquisition was fully financed through a combination of new equity and debt issuances and borrowings under our $500.0 million Senior Secured Credit Facility. During the period from February 2014 through October 2014, we took delivery of all of the Maersk Acquisition Vessels.

In addition, in July 2014, we agreed to acquire four additional modern VLCCs from Maersk Tankers for an aggregate purchase price of $342.0 million, which we refer to as the “VLCC Acquisition Vessels.” The purchase price of the VLCC Acquisition Vessels will be financed using the net proceeds of $121.1 million that we received in an underwritten private offering of 10,556,808 of our ordinary shares in Belgium in July 2014, available cash on hand and borrowings under our $340.0 million Senior Secured Credit Facility. Two of these vessels were delivered to us during the fourth quarter of 2014, one vessel is expected to be delivered to us during the first quarter of 2015 and the last vessel is expected to be delivered to us during the second quarter of 2015.

After taking delivery of the two remaining VLCC Acquisition Vessels (one of which we currently charter in), we will own and operate 53 double-hulled tankers (including our two FSOs) with an aggregate carrying capacity of approximately 13.3 million dwt. The weighted average age of our fleet as of January 16, 2015, taking into account the two remaining VLCC Acquisition Vessels to be delivered to us after this date, was approximately 7.4 years, as compared to an industry average age of approximately 8.9 years, according to Drewry.

We own our vessels either directly at the parent level, indirectly through our wholly-owned vessel owning subsidiaries, or jointly through our 50%-owned subsidiaries. We conduct our vessel operations through our wholly-owned subsidiaries Euronav Ship Management SAS, Euronav SAS and Euronav Ship Management (Hellas) Ltd., and also through the TI Pool. Our subsidiaries are incorporated under the laws of Belgium, France, United Kingdom, Liberia, Luxembourg, Cyprus, Hong Kong and the Marshall Islands. Our vessels are flagged in Belgium, the Marshall Islands, France, Panama and Greece.

Business Overview

We are a fully-integrated provider of international maritime shipping and offshore services engaged primarily in the transportation and storage of crude oil. We currently charter our vessels, non-exclusively, to leading international energy companies, such as Maersk Oil, Total and Valero, although there is no guarantee that these companies will continue their relationships with us. We pursue a chartering strategy that seeks an optimal mix of employment of our vessels depending on the fluctuations of freight rates in the market and our own judgment as to the direction of those rates in the future. Our vessels are therefore routinely employed on a combination of spot market voyages, fixed-rate contracts and long-term time charters, which typically include a profit sharing component. We principally employ our VLCCs, and expect to employ the two remaining undelivered VLCC Acquisition Vessels, through the TI Pool, a spot market-oriented pool in which we were a founding member in 2000. As of January 16, 2015, 14 of our vessels were employed directly in the spot market, 25 of our vessels were employed in the TI Pool, 11 of our vessels were employed on long-term charters, of which the average remaining duration is 13.6 months including 10 with profit sharing components, and our two FSOs were employed on long-term service contracts. While we believe that our chartering strategy allows us to capitalize on opportunities in an environment of increasing rates by maximizing our exposure to the spot market, our vessels operating in the spot market may be subject to market downturns to the extent spot market rates decline. At times when the freight market may become more challenging, we will try to timely shift our exposure to more time charter contracts and potentially dispose of some of our assets which should provide us with incremental stable cash flows and stronger utilization rates supporting our business during periods of market weakness. We believe that our chartering strategy and our fleet size management, combined with the leadership of our experienced management team should enable us to capture value during cyclical upswings and to withstand the challenging operating environment such as the one seen in the past several years.

We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital, borrowings from commercial banks and the occasional issuance of convertible notes. Our ability to generate adequate cash flows on a short- and medium-term basis depends substantially on the trading performance of our vessels. Historically, market rates for charters of our vessels have been volatile. For example, during the year ended December 31, 2013, our voyage charter and pool revenues decreased by 3% compared to the same period in 2012, from $175.9 million to $171.2 million, and our time charter revenue decreased by 8%, from $144.9 million to $133.4 million. During the nine months ended September 30, 2014, our voyage charter and pool revenues increased by 88% compared to the same period in 2013, from $122.1 million to $230.0 million, reflecting a larger fleet and higher realized spot market charter rates, and our time charter revenue decreased by 3% compared to the same period in 2013, from $102.2 million to $99.1 million because we had slightly less days on time charter. Periodic adjustments to the supply of and demand for oil tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short- and medium-term revenue and liquidity.

For our fiscal year ended December 31, 2013, we had $304.6 million in revenue and incurred a net loss of $89.7 million, and for the nine month period ended September 30, 2014, we had $329.1 million in revenue and incurred a net loss of $41.9 million.

Our Fleet

The following table sets forth summary information regarding our fleet as of January 16, 2015:

Vessel Name	Type	Deadweight Tons (DWT)	Year Built	Shipyard(1)	Charterer	Employment	Charter Expiry Date(2)
Owned Vessels

TI Europe	ULCC	441,561	2002	Daewoo	Unipec	Time Charter	September 2015
Sandra	VLCC	323,527	2011	STX	Total	TI Pool(9)	N/A
Sara	VLCC	323,183	2011	STX	Total	Time Charter(3)	October 2015
Alsace	VLCC	320,350	2012	Samsung		TI Pool	N/A
TI Topaz	VLCC	319,430	2002	Hyundai		TI Pool	N/A
TI Hellas	VLCC	319,254	2005	Hyundai		TI Pool	N/A
Ilma	VLCC	314,000	2012	Hyundai		TI Pool	N/A
Simone	VLCC	314,000	2012	STX		TI Pool	N/A
Sonia	VLCC	314,000	2012	STX		TI Pool	N/A
Ingrid	VLCC	314,000	2012	Hyundai		TI Pool	N/A
Iris	VLCC	314,000	2012	Hyundai		TI Pool	N/A
Nucleus	VLCC	307,284	2007	Dalian		TI Pool	N/A
Nautilus	VLCC	307,284	2006	Dalian		TI Pool	N/A
Navarin	VLCC	307,284	2007	Dalian		TI Pool	N/A
Nautic	VLCC	307,284	2008	Dalian		TI Pool	N/A
Newton	VLCC	307,284	2009	Dalian		TI Pool	N/A
Nectar	VLCC	307,284	2008	Dalian		TI Pool	N/A
Neptun	VLCC	307,284	2007	Dalian		TI Pool	N/A
Noble	VLCC	307,284	2008	Dalian		TI Pool	N/A
Flandre	VLCC	305,688	2004	Daewoo		TI Pool	N/A
V.K. Eddie(4)	VLCC	305,261	2005	Daewoo		TI Pool	N/A
Hojo	VLCC	302,965	2013	Ariake		TI Pool	N/A
Hakone	VLCC	302,624	2010	Ariake		TI Pool	N/A
Famenne	VLCC	298,412	2001	Hitachi		TI Pool	N/A
Artois	VLCC	298,330	2001	Hitachi		TI Pool	N/A
Cap Diamant	Suezmax	160,044	2001	Hyundai		Spot	N/A
Cap Pierre	Suezmax	159,083	2004	Samsung	Valero	Time Charter(3)	June 2018
Cap Leon	Suezmax	159,049	2003	Samsung	Valero	Time Charter(3)	April 2018
Cap Philippe	Suezmax	158,920	2006	Samsung	Valero	Time Charter(3)	May 2015
Cap Guillaume	Suezmax	158,889	2006	Samsung	Valero	Time Charter(3)	April 2015
Cap Charles	Suezmax	158,881	2006	Samsung		Spot	N/A
Cap Victor	Suezmax	158,853	2007	Samsung		Spot	N/A
Cap Lara	Suezmax	158,826	2007	Samsung		Spot	N/A
Cap Theodora	Suezmax	158,819	2008	Samsung	Valero	Time Charter(3)	June 2015
Cap Felix	Suezmax	158,765	2008	Samsung		Spot	N/A
Fraternity	Suezmax	157,714	2009	Samsung	Repsol	Time Charter(3)	November 2017
Eugenie(4)	Suezmax	157,672	2010	Samsung		Spot	N/A
Felicity	Suezmax	157,667	2009	Samsung		Spot	N/A
Capt. Michael(4)	Suezmax	157,648	2012	Samsung		Spot	N/A
Devon(4)	Suezmax	157,642	2011	Samsung		Spot	N/A
Maria(4)	Suezmax	157,523	2012	Samsung		Spot	N/A
Finesse	Suezmax	149,994	2003	Universal		Spot	N/A
Filikon	Suezmax	149,989	2002	Universal		Spot	N/A
Cap Georges	Suezmax	146,652	1998	Samsung	Valero	Time Charter(3)	May 2015
Cap Laurent	Suezmax	146,645	1998	Samsung		Spot	N/A
Cap Romuald	Suezmax	146,640	1998	Samsung	Valero	Time Charter(3)	May 2015
Cap Jean	Suezmax	146,627	1998	Samsung	Valero	Time Charter(3)	May 2015

Total DWT – Owned Vessels		11,630,380
VLCC Acquisition Vessels To Be Delivered
Maersk Hirado(6)(8)	VLCC	302,550	2011	Ariake		TI Pool(5)	N/A
Maersk Hakata(7)	VLCC	302,550	2010	Ariake		TI Pool(5)	N/A

Total DWT – VLCC Acquisition Vessels		605,100
							Chartered-In Expiry Date
Chartered-In Vessels
KHK Vision	VLCC	305,749	2007	Daewoo		TI Pool	October 2016
Suez Hans	Suezmax	158,574	2011	Hyundai		Spot	September 2015

Total DWT Chartered-In Vessels		464,323
							Service Contract Expiry Date
FSO Vessels
FSO Africa(4)	FSO	442,000	2002	Daewoo	Maersk Oil	Service Contract	September 2017 (+2year option)
FSO Asia(4)	FSO	442,000	2002	Daewoo	Maersk Oil	Service Contract	July 2017 (+2year option)

(1)	As used in this prospectus, “Samsung” refers to Samsung Heavy Industries Co., Ltd, “Hyundai” refers to Hyundai Heavy Industries Co., Ltd., “Universal” refers to Universal Shipbuilding Corporation, “Hitachi refers to Hitachi Zosen Corporation, “Daewoo” refers to Daewoo Shipbuilding and Marine Engineering S.A., “Ariake” refers to Japan Marine United Corp., Ariake Shipyard, Japan, “Dalian” refers to Dalian Shipbuilding Industry Co. Ltd., and “STX” refers to STX Offshore and Shipbuilding Co. Ltd.
(2)	Assumes no exercise by the charterer of any option to extend (if applicable).
(3)	Profit sharing component under time charter contracts.
(4)	Vessels in which we hold a 50% ownership interest.
(5)	Expected to operate in the TI Pool upon its delivery to us.
(6)	Vessel is chartered-in by us until its delivery to us.
(7)	Vessel is expected to be delivered to us during the second quarter of 2015.
(8)	Vessel is expected to be delivered to us during the first quarter of 2015.
(9)	Vessel is expected to be delivered to its charterer within January 2015 under a time charter party with Total for an initial term of 12 months.

Underwritten Public Offering

Concurrently with this Exchange Offer, we plan to offer and sell 13,550,000 of our ordinary shares through the Underwritten Public Offering. This Exchange Offer is not contingent on the successful completion of the Underwritten Public Offering.

Employment of Our Fleet

Our tanker fleet is employed worldwide through a combination of primarily spot market voyage fixtures, including through the TI Pool, fixed-rate contracts and time charters. We deploy our two FSOs as floating storage units under fixed-rate service contracts in the offshore services sector. For the year 2015, our fleet is currently expected to have approximately 17,763 available days for hire, of which, as of January 16, 2015, 83% are expected to be available to be employed on the spot market, either directly or through the TI Pool, 13% are expected to be available to be employed on fixed time charters with a profit sharing element and 4% are expected to be available to be employed on fixed time charters without a profit sharing element.

Spot Market

A spot market voyage charter is a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and bunker costs. Spot charter rates have historically been volatile and fluctuate due to seasonal changes, as well as general supply and demand dynamics in the crude oil marine transportation sector. Although the revenue we generate in the spot market is less predictable, we believe our exposure to this market provides us with the opportunity to capture better profit margins during periods when vessel demand exceeds supply leading to improvements in tanker charter rates. As of January 16, 2015, we employed 14 of our vessels directly in the spot market.

A majority of our Suezmaxes operating in the spot market participate in an internal Revenue Sharing Agreement, or RSA, together with the four Suezmaxes that we jointly own with JM Maritime as well as Suezmaxes owned by third-parties. Under the RSA, each vessel owner is responsible for its own costs, including voyage-related expenses, but will share in the net revenues, after the deduction of voyage-related expenses, retroactively on a semi-annual basis. Calculation of allocations and contributions under the RSA are based on a pool points system and are paid after the deduction of the pool fee to Euronav, as pool manager, from the gross pool income. We believe this arrangement results in an increased market presence and allows us to benefit from additional market information which in turn is beneficial to our performance in the spot market.

Tankers International Pool

We principally employ and commercially manage our VLCCs through the TI Pool, a leading spot market-oriented VLCC pool in which other shipowners with vessels of similar size and quality participate along with us. We participated in the formation of the TI Pool in 2000 to allow us and other TI Pool participants, consisting of third-party owners and operators of similarly sized vessels, to gain economies of scale, obtain increased cargo flow of information, logistical efficiency and greater vessel utilization. As of January 16, 2015, the TI Pool was comprised of 36 vessels, including 25 of our VLCCs. We also expect to employ the two remaining VLCC Acquisition Vessels in the TI Pool upon their delivery to us.

By pooling our VLCCs with those of other shipowners, we are able to derive synergies, including (i) the potential for increased vessel utilization by securing backhaul voyages for our vessels, and (ii) the performance of the Contracts of Affreightment, or COAs. Backhaul voyages involve the transportation of cargo on part of the return leg of a voyage. COAs, which can involve backhauls, may generate higher effective time charter equivalent, or TCE, revenues than otherwise might be obtainable directly in the spot market. Additionally, by operating a large number of vessels as an integrated transportation system, the TI Pool offers customers greater flexibility and an additional level of service while achieving scheduling efficiencies. The TI Pool is an owner-focused pool that does not charge commissions to its members, a practice that differs from that of other commercial pools; rather, the TI Pool aggregates gross charter revenues it receives and deducts voyage expenses and administrative costs before distributing net revenues to the pool members in accordance with their allocated pool points, which are based on each vessel’s speed, fuel consumption and cargo-carrying capacity. We believe this results in lower TI Pool membership costs, compared to other similarly sized pools. For example, in 2014, TI Pool membership costs were approximately $600 per vessel per day (with each vessel receiving its proportional share of pool membership expenses), while other similarly sized pools charged up to $1,300 per vessel per day (based on 1.25% of gross rates plus $300 per day).

Tankers International, of which we own 41.1% of the outstanding interests, is the manager of the pool and is also responsible for the commercial management of the pool participants, including negotiating and entering into vessel employment agreements on behalf of the pool participants. Technical management of the pooled vessels is performed by each shipowner, who bears the operating costs for its vessels.

Tankers International and Frontline, a company not affiliated with us, together formed VLCC Chartering Ltd., a new chartering joint venture that has access to the combined fleets of Frontline and the TI Pool, including our vessels that are operating in the TI Pool. VLCC Chartering Ltd. commenced operations on October 6, 2014. Beginning October 1, 2014, we expect to treat VLCC Chartering Ltd. as an associate and account for it using the equity method.

Time Charters

                Time charters provide us with a fixed and stable cash flow for a known period of time. Time charters may help us mitigate, in part, our exposure to the spot market, which tends to be volatile in nature, being seasonal and generally weaker in the second and third quarters of the year due to refinery shutdowns and related maintenance during the warmer summer months. In the future, we may when the cycle matures or otherwise opportunistically employ more of our vessels under time charter contracts as the available rates for time charters improve. We may also enter into time charter contracts with profit sharing arrangements, which we believe will enable us to benefit if the spot market increases above a base charter rate as calculated either by sharing sub charter profits of the charterer or by reference to a market index and in accordance with a formula provided in the applicable charter contract. As of January 16, 2015, we employed 11 of our vessels on fixed-rate time charters with an average remaining duration of 13.6 months, including 10 with profit sharing components based on a percentage of the excess between the prevailing applicable market rate and the base charter rate.

FSOs and Offshore Service Contracts

We currently deploy our two FSOs as floating storage units under service contracts with Maersk Oil in the offshore services sector. As our tanker vessels age, we may seek to extend their useful lives by employing such vessels on long-term offshore projects at rates higher than may otherwise be achieved in the time charter market, or sell such vessels to third-party owners in the offshore conversion market at a premium.

Competitive Strengths

We believe that our future opportunities in our industry are enhanced by the following competitive strengths of our business:

Large fleet of modern, well-maintained tankers. Following our purchase of the Maersk Acquisition Vessels and the VLCC Acquisition Vessels, we are one of the largest independent owners and operators of modern crude oil tankers in the world, with a fleet of 53 tankers, comprised of 27 VLCCs, 23 Suezmax tankers, one ULCC and two FSOs, with a total capacity of 13.3 million dwt. Pro forma for our acquisition of the two remaining VLCC Acquisition Vessels, our fleet has a weighted average age of 7.4 years, making it one of the younger fleets worldwide as compared to the industry average of 8.9 years, according to Drewry. We believe that operating a large fleet of modern vessels, enhanced by the size of the TI Pool with 36 vessels under management as of November 21, 2014, provides us with competitive advantages relative to smaller competitors, including greater access to information and insight into market pricing, which, in turn, enables us to deploy our vessels to maximize our revenue and cash flow. We also believe that operating a fleet of modern well-maintained tankers reduces off-hire time for maintenance and operating and drydocking costs. The scale and quality of our fleet provides us with both operational synergies and negotiating leverage, giving us the flexibility to capitalize on opportunities throughout the cycles by changing the optimal mix of employment of our vessels as well as adjusting our fleet size.

A fully-integrated owner, operator and manager with a strong reputation within the chartering community. We provide all of our technical operations in-house, including the supervision of newbuilding construction and the maintenance of our vessels through a safety management system, which allows us to monitor more closely our operations. We believe this enables us to maximize revenues, reduce our costs and offer our customers a more stable quality of performance, reliability and service efficiency than if we contracted for these services with third-parties. In addition, by leveraging the expertise of our experienced staff, crew and captains, who have an average of 16 years of service with us, we have developed a reputation for safe, reliable and effective shipping and offshore storage of crude oil in the maritime sector, and we have outperformed industry benchmarks set by Intertanko, the organization of independent tanker owners, and the Oil Companies International Marine Forum (OCIMF) in its Tanker Management and Self Assessment guide (TMSA) for operating days, lack of lost time incidents and operating expenses. We believe that our reputation for quality, reliability and safety enables us to compete effectively for charters, particularly with international energy companies that have high standards. In recognition of our reputation in the shipping industry, we have been invited to join, and are an active member of important organizations, including, ITOPF (International Tanker Owners Pollution Federation), Intertanko, in particular in its Marine and Environmental Protection Committee, and the P&I Club system.

Strong and strategic relationships with well-known international energy companies. We have and are continuing to develop non-exclusive chartering relationships with well-known international energy companies, such as Chevron, Maersk Oil, Total and Valero. Many of these companies have repeatedly been served by our predecessor for more than 20 years, although there is no guarantee that these companies will continue their relationships with us. In past years, for example, Valero has had on time charter from us up to ten of our vessels at one time, primarily in connection with its refinery along the St. Lawrence River in Quebec, which is located in an environmentally sensitive area with significant operational and navigational challenges. In addition, we have the ability to provide our customers in French jurisdictions with marine transportation of crude oil, which requires French-flagged vessels, local offices, and the employment of French seafarers, all of which can present barriers to entry to new entrants in the French market. As of January 16, 2015, we had five ships flying the French flag under charter arrangements with Total and Petroineos. We expect to continue to capitalize on and potentially grow our long-term relationships with international energy companies and other customers, and believe that our reputation and proven track record for safe, reliable and efficient operations position us favorably to capture additional opportunities to meet our customers’ future chartering needs.

Experienced management team. Our senior executive officers, Patrick Rodgers, our Chief Executive Officer, Hugo De Stoop, our Chief Financial Officer, Captain Alex Staring, our Chief Operating Officer, and Egied Verbeeck, our General Counsel, each have a high degree of professional education and considerable experience in the shipping industry. With over 75 years of combined shipping experience, our senior executive officers have led our development from 10 vessels with an aggregate carrying capacity of approximately 3.0 million dwt in 2000 to an independent fleet of crude oil tankers with 53 vessels (including two FSOs) with an aggregate carrying capacity of 13.3 million dwt, pro forma for our acquisition of the two remaining VLCC Acquisition Vessels. Our senior management team has demonstrated its ability to optimize our fleet’s size through the recent cyclical downturn and successfully complete opportunistic vessel acquisitions on a timely basis and at favorable prices.

Demonstrated access to financing. We believe that we have developed relationships with leading international commercial banks and other financial institutions. Throughout our history, and particularly during recent global financial crises, we demonstrated our ability to access traditional bank financing as well as equity and debt capital markets to finance our business and complete vessel acquisitions. Since 2008, we have raised $3.8 billion, consisting of $2.7 billion in traditional bank financing, $510.0 million in bond issuances and $625.0 million in equity issuances. Our ability to access financing has allowed us to act swiftly and decisively in completing acquisitions, including our purchase of four Hellespont ULCCs in 2004 through a 50% joint venture with Overseas Shipholding Group, Inc., or OSG, for $448.0 million, the Metrostar fleet of four VLCCs in 2005 for $477.5 million, the Ceres Hellenic fleet of 16 vessels in 2005 for $1.1 billion, the 15 Maersk Acquisition Vessels in 2014 for $980.0 million and the four VLCC Acquisition Vessels in 2014 for $342.0 million. While there is no guarantee that we will be able to access similar financing in the future, we believe that our success in financing and implementing our strategy provides us with a solid base for the future.

Principal shareholders’ and directors’ longstanding relationships in the shipping industry. Both the Livanos and the Saverys families have been a continuous presence in the shipping industry since the early nineteenth century as owners of Ceres Hellenic, and of CMB and CNN, respectively. Peter Livanos serves as the Chairman of our Board of Directors through his appointment as permanent representative of TankLog. The Vice Chairman of our Board of Directors, Marc Saverys, is the Chairman of CMB and controls Saverco, a company that is currently CMB’s majority shareholder. Peter Livanos, individually or through entities controlled by the Livanos family, and Marc Saverys, individually or through Saverco, currently beneficially own approximately 14.5% and 11.5%, respectively, of our existing outstanding ordinary shares. Following the completion of this offering and the Underwritten Public Offering, Peter Livanos, individually or through entities controlled by the Livanos family, and Marc Saverys, individually or through Saverco, will beneficially own approximately 12.1% and 10.9%, respectively, of our outstanding ordinary shares (12.0% and 10.7% respectively, if the underwriters exercise their over-allotment option to purchase additional ordinary shares in full in the Underwritten Public Offering).

Our Business Strategies

Our primary objectives are to manage the size of our fleet according to market circumstances and to maximize shareholder value. The key elements of our strategy are:

Selectively buy and sell vessels in our fleet in order to maintain high quality vessels at attractive prices. We believe that our recent purchase of the Maersk Acquisition Vessels and the VLCC Acquisition Vessels represented an attractive investment opportunity to grow our revenue and earnings at a favorable price. With respect to the 15 modern Maersk Acquisition Vessels, we paid $65.3 million on average per VLCC, and with respect to the four modern VLCC Acquisition Vessels, we paid $85.5 million on average per VLCC, as compared to the current price of newbuilding VLCCs of approximately $97.0 million per VLCC, according to Drewry. In addition, we believe that the Maersk Acquisition Vessels will enable us to capitalize on potential near-term improvements in tanker market charter rates, instead of having to wait several years to receive newbuilding vessels from shipyards. We also recently sold three VLCCs (Luxembourg, Antarctica and Olympia) for offshore conversion projects at what we believe are attractive prices compared to the sale prices of other similar vessels. When evaluating future transactions, we will consider and analyze, among other things, our charter rate expectations for the tanker sector, current vessel prices achieved in the sale and purchase market for vessels, the expected cash flow for vessels relative to the proposed price, vessel specifications, including modern, environmentally safe features, and any related charter employment. While there is no guarantee that we will be able to acquire and dispose of vessels according to this strategy in the future, we believe that our disciplined acquisition approach, combined with our management’s knowledge of the tanker sector, will provide us with opportunities to manage the size of our fleet and generate returns and distributions for our shareholders.

Optimize our exposure to the spot market to maximize earnings. We actively manage the employment of our operating fleet between spot market voyages and time charters. Our strategy is to maximize our exposure to the spot market, which has historically been volatile, but which we believe has delivered the highest returns on average, while securing stable cash flow in anticipation of decreasing markets by chartering some of our vessels on fixed-rate time charters or, in the case of our two FSOs, in the offshore storage sector on fixed-rate service contracts. As part of our focus on the spot market, we seek to leverage our participation in the TI Pool to benefit from the economies of scale and greater vessel utilization that the TI Pool can generate. We believe that the revenues that our vessels achieve in the TI Pool will exceed the rate we would otherwise achieve by operating these vessels outside of the TI Pool.

Utilize our high quality assets to continue to capitalize on floating crude oil storage opportunities. We believe that we can increase shareholder value by opportunistically employing some of our vessels as crude oil storage units. We may look to deploy some of our vessels in the offshore market on long-term contracts for floating storage projects at rates higher than may otherwise be achieved in the tanker time charter market. We may also sell our vessels for conversion to third-party owners active in the offshore market at prices exceeding levels that could be realized in the conventional ship sale and purchase market. We currently operate two FSOs in which we own a 50% interest on long-term service contracts with Maersk Oil. Over the last several years, we have sold five of our ships into the offshore conversion market at a premium above prices achievable in the broader ship sale and purchase market. We believe that our presence in the offshore market, coupled with the growing trend toward offshore exploration and development projects globally, will lead to additional growth opportunities in the future.

Maintain a strong balance sheet with access to capital. We seek to optimize and constantly monitor our leverage while adapting it to changing market conditions. We plan to finance our business and future vessel acquisitions with a mix of debt and equity from commercial banks and from the capital markets. We believe that maintaining a strong balance sheet will enable us to access more favorable chartering opportunities as end users have increasingly favored well-capitalized owners, as well as give us a competitive advantage in pursuing vessel acquisitions at attractive times in the cycle.

Maintain cost efficient in-house vessel operations and corporate expenses. Through our in-house vessel operations, we believe that we are better able to monitor our operations, enabling us to maximize revenues and reduce our costs while offering our customers the quality of performances, services and reliability they demand, compared to other vessel owners and operators who outsource these functions. We have a track record of safe operations and outperform the industry benchmarks set by Intertanko, the organization of independent tanker vessels, and the OCIMF in its TMSA for operating days, lack of lost time incidents, and operating expenses, all of which ensures that maximum value can be delivered while minimizing human and environmental risks.

Technical and Commercial Management of Our Vessels

Our vessels are technically managed in-house through our wholly-owned subsidiaries, Euronav Ship Management SAS, Euronav SAS and Euronav Ship Management (Hellas) Ltd. Our in-house technical management services include providing technical expertise necessary for all vessel operations, supervising the maintenance, upkeep and general efficiency of vessels, arranging and supervising newbuilding construction, drydocking, repairs and alterations, and developing, implementing, certifying and maintaining a safety management system.

Our VLCCs are commercially managed by Tankers International while operating in the TI Pool. All of the participants in the TI Pool collectively pay a pool management fee equivalent to the costs of running the pool business, after deducting voyage expenses, interest adjustments and administration costs, including legal, banking and other professional fees. The net charge is the pool administration cost, which is apportioned to each vessel by calendar days. During the year ended December 31, 2013, we paid an aggregate of $1.8 million for the commercial management of our vessels operating in the TI Pool.

Our Suezmax vessels trading in the spot market are commercially managed by Euronav (UK) Agencies Ltd., our London commercial department. Commercial management services include securing employment for our vessels.

Our time chartered vessels, both VLCCs and Suezmax vessels, are managed by our operations department based in Antwerp.

Crewing and Employees

As of January 1, 2015, we employed approximately 2,270 people, in our offices in Greece, Belgium, United Kingdom and France, including 128 onshore employees and approximately 2,140 seagoing employees. Some of our employees are represented by collective bargaining agreements. As part of the legal obligations in some of these agreements, we are required to contribute certain amounts to retirement funds and pension plans and have restricted ability to dismiss employees. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance. We consider our relationships with the various unions as satisfactory. As of the date of this prospectus, there are no ongoing negotiations or outstanding issues.

Competition

The operation of tanker vessels and transportation of crude and petroleum products is extremely competitive. We compete with other tanker owners, including major oil companies as well as independent tanker companies. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than we do. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. Competition is also affected by the availability of other size vessels to compete in the trades in which we engage. We currently operate our all of our vessels in the spot market, either directly or through the TI Pool, or on time charter. For our vessels that operate in the TI Pool, Tankers International the pool manager, is responsible for their commercial management, including marketing, chartering, operating and purchasing bunker (fuel oil) for the vessels. From time to time, we may also arrange our time charters and voyage charters in the spot market through the use of brokers, who negotiate the terms of the charters based on market conditions.

Seasonality

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, charter rates. Peaks in tanker demand quite often precede seasonal oil consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can broadly be classified into two main categories: (1) increased demand prior to Northern Hemisphere winters as heating oil consumption increases and (2) increased demand for gasoline prior to the summer driving season in the United States. Unpredictable weather patterns and variations in oil reserves disrupt tanker scheduling. This seasonality may result in quarter-to-quarter volatility in our operating results, as many of our vessels trade in the spot market. Seasonal variations in tanker demand will affect any spot market related rates that we may receive.

Properties

We own no properties other than our vessels. We lease office space in various jurisdictions, and have the following material leases in place such use as of January 1, 2015:

•	Belgium, located at Belgica Building, De Gerlachekaai 20, Antwerp, Belgium, for a yearly rent of $207,215 with approximately 39 employees at this location;

•	Greece, located at 69 Akti Miaouli, Piraeus, Greece 185 37, for a yearly rent of $218,319 with approximately 73 employees at this location;

•	France, located at Quai Ernest Renaud 15, CS20421, 44104 Nantes Cedex 1, France, for a total yearly rent of $32,777 with approximately 7 employees at this location;

•	United Kingdom, London, located at Moreau House, 3rd Floor, 116 Brompton Road, London SW3 1JJ for a yearly rent of $333,986 (our former London office) through January 2018, which we expect to sublease to a third party for the remaining term; and

•	United Kingdom, London, located at 81-99 Kings Road, Chelsea, London SW3 4PA, 1-3 floor, for a yearly rent of $1,127,511, with approximately 9 employees at this location. We sublease part of this office space to certain unrelated parties and certain related parties, for a total yearly rent in 2015 of $841,348 (our new London office).

Please see “Certain Relationships and Related Party Transactions” for further information on leases we have entered into with related parties.

Environmental and Other Regulations

Government laws and regulations significantly affect the ownership and operation of our vessels. We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modification and implementation costs.

A variety of governmental, quasi-governmental and private organizations subject our vessels to both scheduled and unscheduled inspections. These organizations include the local port authorities, national authorities, harbor masters or equivalent entities, classification societies, relevant flag state (country of registry) and charterers, particularly terminal operators and oil companies. Some of these entities require us to obtain permits, licenses, certificates and approvals for the operation of our vessels. Our failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet, or lead to the invalidation or reduction of our insurance coverage.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, or the IMO, is a specialized agency of the United Nations responsible for setting global standards for the safety, security and environmental performance of vessels engaged in international shipping. The IMO primary objective is to create a regulatory framework for the shipping industry that is fair and effective, and universally adopted and implemented. The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001, and the International Convention for the Prevention of Pollution from Ships of 1973, or the MARPOL Convention. The MARPOL Convention is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to the prevention of pollution by oil; Annexes II and III relate to the prevention of pollution by noxious liquid substances carried in bulk and harmful substances carried by sea in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, adopted by the IMO in September of 1997, relates to air pollution by ship emissions, including greenhouse gases.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits “deliberate emissions” of “ozone depleting substances,” defined to include certain halons and chlorofluorocarbons. “Deliberate emissions” are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship’s repair and maintenance. Emissions of “volatile organic compounds” from certain tankers and shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited and the emission of Volatile Organic Compounds is controlled. Annex VI also includes a global cap on the sulfur content of fuel oil (see below).

The amended Annex VI will reduce air pollution from vessels by, among other things, (i) implementing a reduction of sulfur oxide emissions from ships by reducing the global sulfur fuel cap to 3.50%, which became effective on January 1, 2012, and will be progressively reduced to 0.50%, which will become effective globally as of January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The United States ratified the Annex VI amendments in October 2008, and the EPA, promulgated equivalent emissions standards in late 2009.

Sulfur content standards are even stricter within certain Emission Control Areas (or ECAs). As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (reduced from 1.50%), with a further reduction to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs, and the Baltic Sea, the North Sea, certain coastal areas of North America, and the United States Caribbean Sea are all within designated ECAs where the 0.10% fuel sulfur content applies. Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional losses. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

As of January 1, 2013, Amended Annex VI made mandatory certain measures relating to energy efficiency for ships. All new ships must comply with the limits of the Energy Efficiency Design Index (EEDI), and all ships must develop and implement Ship Energy Efficiency Management Plans (SEEMPs).

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations. As of the date of this prospectus, we are in compliance with applicable requirements under Annex VI, as amended.

Safety Management System Requirements

The IMO also adopted SOLAS, and the International Convention on Load Lines, or LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards. May 2012 amendments to SOLAS that relate to the safe manning of vessels entered into force on January 1, 2014. The Convention on Limitation for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for loss of life, personal injury, and property claims against shipowners.

Our operations are also subject to environmental standards and requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under Chapter IX of SOLAS to provide an international standard for the safe management and operation of ships and for pollution prevention. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that has been developed for our vessels for compliance with the ISM Code.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the ISM Code. These documents of compliance and safety management certificates are renewed as required.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions and limitations. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC also covers bunker oil pollution by tankers but only when loaded or when cargo residues remain on board. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to the vessel’s limitation fund for a single incident. Our protection and indemnity insurance covers the liability under the plan adopted by the IMO subject to the rules and conditions of entry.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention of 2001, to impose strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to tankers, this Convention is only applicable to vessels without cargo or residues thereof on board.

With respect to non-ratifying states, liability for spills or releases of oil carried as cargo or fuel in ships’ bunker tanks typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur. Our protection and indemnity insurance covers the liability for pollution as established by a competent court, subject to the rules and conditions of entry.

In addition, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard (in relation to the gross tonnage requirement) for it to take force. Many of the implementation dates in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS). For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date “existing vessels” and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

U.S. Regulations

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances (including certain forms of oil) whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Accordingly, both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third-party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

•	injury to, or economic losses resulting from, the destruction of real and personal property;

•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

•	loss of subsistence use of natural resources that are injured, destroyed or lost;

•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons (subject to periodic adjustment for inflation), and our fleet is entirely composed of vessels of this size class. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA, which applies to owners and operators of vessels, contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third-party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refuses to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard’s for each of our vessels as required to have one.

OPA permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. For example, on August 15, 2012, the U.S. Bureau of Safety and Environmental Enforcement (BSEE) issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. For example, on February 24, 2014, the U.S. Bureau of Ocean Energy Management (BOEM) proposed a rule increasing the limits of liability of damages for offshore facilities under the OPA based on inflation. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.

Through our P&I Club membership with Gard, West of England and Brittania, we expect to maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. On March 28, 2013, the EPA re-issued the VGP for another five years, which took effect December 19, 2013. The 2013 VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants. As of the date of this prospectus, we have obtained coverage under, and are in compliance with, 2013 VGP.

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of equipment to treat ballast water before it is discharged in U.S. waters or, in the alternative, the implementation of other port facility disposal arrangements or procedures. Vessels not complying with these regulations are restricted from entering U.S. waters. The USCG must approve any technology before it is placed on a vessel but has not yet approved the technology for vessels to meet these standards. Compliance with these regulations could have an adverse impact on the commercial operation of the vessels.

The U.S. Clean Air Act (CAA) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. On January 1, 2013, two new sets of mandatory requirements to address greenhouse gas emissions from ships adopted by the Marine Environment Protection Committee, or MEPC, entered into force. Currently operating ships are now required to develop and implement Ship Energy Efficiency Management Plans (SEEMPs), and the new ships to be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (EEDI). These requirements could cause us to incur additional compliance costs. The IMO is also considering market-based mechanisms to reduce greenhouse gas emissions from ships, and the European Parliament and Council of Ministers are expected to endorse regulations that would require the monitoring and reporting of greenhouse gas emissions from marine vessels in January 2015. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from certain large stationary sources. The EPA enforces both the CAA and the international standards found in Annex VI of the MARPOL concerning marine diesel engines, their emissions and the sulfur content in marine fuel. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases from marine vessels could require us to make significant financial expenditures, including capital expenditures to upgrade air vessels, which we cannot predict with certainty at this time. Even in the absence of climate control legislation and regulations, our business may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force one year after 30 countries with a minimum of 33% of the world’s tonnage have ratified it. On August 20, 2012, the required number of countries was met and MLC 2006 entered into force on August 20, 2013. Following the ratification of MLC 2006 we have developed certain new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the U.S. Environmental Protection Agency (EPA).

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code IMDG Code).

To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•	onboard installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	onboard installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel’s hull;

•	a continuous synopsis record kept onboard showing a vessel’s history, including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

Ships operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels provided that such vessels have on board a valid ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by classification societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned and will certify that such vessel complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•	Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.

•	Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and are to be carried out either at or between the second and third Annual Surveys after Special Periodical Survey No. 1 and subsequent Special Periodical Surveys. Those items which are additional to the requirements of the Annual Surveys may be surveyed either at or between the second and third Annual Surveys. After the completion of the No.3 Special Periodical Survey the following Intermediate Surveys are of the same scope as the previous Special Periodical Survey.

•	Special Periodical Surveys (or Class Renewal Surveys). Class renewal surveys, also known as Special Periodical Surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, and should be completed within five years after the date of build or after the crediting date of the previous Special Periodical Survey. At the special survey, the vessel is thoroughly examined, including ultrasonic-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than the minimum class requirements, the classification society would prescribe steel renewals. A Special Periodical Survey may be commenced at the fourth Annual Survey and be continued with completion by the fifth anniversary date. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear.

As mentioned above for vessels that are more than 15 years old, the Intermediate Survey may also have a considerable financial impact.

At an owner’s application, the surveys required for class renewal (for tankers only the ones in relation to machinery and automation) may be split according to an agreed schedule to extend over the entire five year period. This process is referred to as continuous survey system. All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are subject also to a minimum of two examinations of the outside of a vessel’s bottom and related items during each five-year special survey period. Examinations of the outside of a vessel’s bottom and related items is normally to be carried out with the vessel in drydock but an alternative examination while the vessel is afloat by an approved underwater inspection may be considered. One such examination is to be carried out in conjunction with the Special Periodical Survey and in this case the vessel must be in drydock. For vessels older than 15 years (after the 3rd Special Periodical Survey) the bottom survey must always be in the drydock. In all cases, the interval between any two such examinations is not to exceed 36 months.

In general during the above surveys if any defects are found, the classification surveyor will require immediate repairs or issue a “recommendation” which must be rectified by the shipowner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in-class” by a classification society which is a member of the International Association of Classification Societies (IACS). All our vessels are certified as being “in-class” by American Bureau of Shipping, Lloyds Register or Bureau Veritas who are all members of IACS. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.

In addition to the classification inspections, many of our customers regularly inspect our vessels as a precondition to chartering them for voyages. We believe that our well-maintained, high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which in certain circumstances imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. While we believe that our present insurance coverage is adequate, not all risks can be insured against, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Marine and War Risks Insurance

We have in force marine and war risks insurance for all of our vessels. Our marine hull and machinery insurance covers risks of particular and general average and actual or constructive total loss from collision, fire, grounding, engine breakdown and other insured named perils up to an agreed amount per vessel. Our war risks insurance covers the risks of particular and general average and actual or constructive total loss from acts of war and civil war, terrorism, piracy, confiscation, seizure, capture, vandalism, sabotage, and other war-related named perils. We have also arranged coverage for increased value for each vessel. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover amounts in excess of those recoverable under the hull and machinery policy in order to compensate for additional costs associated with replacement of the loss of the vessel. Each vessel is covered up to at least its fair market value at the time of the insurance attachment and subject to a fixed deductible per each single accident or occurrence, but excluding actual or constructive total loss. As of the date of this prospectus, nil deductible applies under the war risks insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, and covers our contractual and third-party liabilities in connection with our shipping activities in accordance with the Rules of the P&I Association. This covers third-party liability and other related expenses including but not limited to those resulting from injury or death of crew, passengers and other third-parties, loss of or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and mandatory wreck removal (not including towage costs, which is covered by marine or war risk insurance). Protection and indemnity insurance is a form of mutual indemnity insurance, extended by mutual protection and indemnity associations, or “clubs.”

As a member of a P&I Club that is a member of the International Group of P&I Clubs, or the International Group, we carry protection and indemnity insurance coverage capped at $1 billion for oil pollution claims and at $3.0 billion for other claims per vessel per incident. The P&I Clubs that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities in excess of their own retention (presently $9.0 million). Although the P&I Clubs compete with each other for business, they have found it beneficial to pool their larger risks under the auspices of the International Group. This pooling is regulated by a contractual agreement which defines the risks that are to be pooled and exactly how these risks are to be shared by the participating P&I Clubs. We are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Clubs comprising the International Group.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of the vessel. We have been able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

Legal Proceedings

We are not involved in any legal proceedings which may have, or have had, a significant effect on our business, financial position and results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Any such claims, even if lacking merit, could result in the expenditure of managerial resources and materially adversely affect our business, financial condition and results of operations.

MANAGEMENT

Directors and Senior Management

Set forth below are the names, ages and positions of our current Directors and executive officers. Our Board of Directors is elected annually on a staggered basis, and each director holds office for a term of four years, until his or her term expires or until his or her death, resignation, removal or the earlier termination of his or her term of office. All Directors whose term expires are eligible for re-election. Officers are appointed from time to time by our Board of Directors and hold office until a successor is appointed or their employment is terminated. The business address of each of our Directors and executive officers listed below is Euronav NV, Belgica House, De Gerlachekaai 20, 2000 Antwerp, Belgium.

Name	Age	Position	Date of Expiry of Current Term (for Directors)
Peter G. Livanos*	56	Chairman of the Board of Directors	Annual General Meeting	2015
Marc Saverys	60	Vice Chairman of the Board of Directors	Annual General Meeting	2016
Daniel R. Bradshaw	67	Director	Annual General Meeting	2017
Ludwig Criel	63	Director	Annual General Meeting	2016
Alice Wingfield Digby	40	Director	Annual General Meeting	2016
Alexandros Drouliscos	56	Director	Annual General Meeting	2017
Julian Metherell	51	Director	Annual General Meeting	2018
John Michael Radziwill	35	Director	Annual General Meeting	2017
William Thomson	66	Director	Annual General Meeting	2015
Patrick Rodgers	55	Chief Executive Officer and Director	Annual General Meeting	2016
Hugo De Stoop	41	Chief Financial Officer
Alex Staring	48	Chief Offshore Officer
Egied Verbeeck	40	General Counsel
An Goris	37	Secretary General

*	Mr. Peter Livanos serves on our Board of Directors as the permanent representative of TankLog, which was elected as a director by our shareholders. Under Belgian law, a corporate entity serving as a director must be represented by a permanent representative who is a natural person. TankLog’s four year term as director will expire at our 2015 Annual General Meeting of Shareholders, at which time it will be up for re-appointment by shareholder vote.

Biographical information concerning the Directors and executive officers listed above is set forth below.

Peter G. Livanos serves as the Chairman of our Board through his appointment as the permanent representative of TankLog. Mr. Livanos has served on our Board of Directors since April 2005 and is a member of our Health, Safety, Security and Environmental Committee and our Remuneration Committee. Mr. Livanos is also the Chairman of the Board of Directors of GasLog Ltd. (NYSE: GLOG) (since 2003), where he also served as Chief Executive Officer during the period from 2012 to 2013. In addition, Mr. Livanos is the Chairman and sole shareholder of Ceres Shipping Ltd., or Ceres Shipping, an international shipping group, and currently serves as a Director of GasLog Partners LP (NYSE: GLOP), DryLog Ltd., EnergyLog Ltd. and TankLog. Mr. Livanos is the first cousin of Mr. John Michael Radziwill. In addition, Mr. Livanos is a member of the Council of the American Bureau of Shipping and Chairman of the Greek National Committee. In 1989, Mr. Livanos formed Seachem Tankers Ltd., which joined forces with Odfjell in 2000, creating Odfjell ASA (OSE: ODF), one of the world’s largest chemical tanker operators. He served on the board of directors of Odfjell SE until 2008. Mr. Livanos is a graduate of Columbia University in New York.

Marc Saverys, our Vice Chairman, has served on our Board since our incorporation in 2003. During the period from 2003 through July 2014, he served as the Chairman of our Board. In 1976, Mr. Saverys joined the chartering department of Bocimar, the drybulk division of CMB. In 1985, Mr. Saverys established the drybulk division of Exmar and in 1991 he became Managing Director of CMB, a position that he held until September 2014 when he was appointed Chairman of CMB. Mr. Saverys has also served as the Chairman of Delphis NV since March 2004 and as a Board Member of Sibelco NV and Mediafin NV since June 2005 and October 2005, respectively. From 1997 to 2012, Mr. Saverys has also served as a Director of Euronav Hong Kong Ltd. and, since 1995, as a Director of Euronav Luxembourg SA, two companies belonging to the Euronav group. He graduated with a degree in law from the University of Ghent.

                Daniel R. Bradshaw, one of our directors, has served on our Board of Directors since 2004, and is a member of our Audit Committee and the chairman of our Corporate Governance and Nomination Committee. Since 2014, Mr. Bradshaw has served as an independent director of GasLog Partners LP (NYSE : GLOP), a Marshall Islands limited partnership. Since 2013, Mr. Bradshaw has been a Director of Greenship Offshore Manager Pte Ltd. and since 2010, he has served as an independent non-executive Director of IRC Limited, a company listed in Hong Kong, which operates iron mines in far eastern Russia, and is affiliate of Petropavlovsk PLC, a London-listed mining and exploration company. Since 2006, Mr. Bradshaw has been a Director of Pacific Basin Shipping Company Limited, a company listed in Hong Kong and operating in the Handysize bulk carrier sector. Since 1978, Mr. Bradshaw has worked at Johnson Stokes & Master, now Mayer Brown JSM, in Hong Kong, from 1983 to 2003 as a partner and since 2003 as a senior consultant. From 2003 until 2008, Mr. Bradshaw was a member of the Hong Kong Maritime Industry Council. From 1993 to 2001, he served as Vice-Chairman of the Hong Kong Shipowners’ Association and was a member of the Hong Kong Port and Maritime Board until 2003. Mr. Bradshaw began his career with the New Zealand law firm Bell Gully and in 1974, joined the international law firm Sinclair Roche & Temperley in London. Mr. Bradshaw obtained a Bachelor of Laws and a Master of Laws degree at the Victoria University of Wellington (New Zealand).

Ludwig Criel, one of our directors, has served on our Board of Directors since our incorporation in 2003, and is a member of our Corporate Governance and Nomination Committee. Mr. Criel has been the Chairman of De Persgroep since 1996. Mr. Criel has served as a Director of CMB and of Exmar NV since 1991. Since 1983, he has held various management functions within the Almabo/Exmar group and was made Chief Financial Officer of CMB in 1993. In 1999, Mr. Criel was appointed Managing Director of the Wah Kwong group in Hong Kong. Mr. Criel joined Boelwerf as a project manager in 1976. He is Vice-Chairman of the West of England P&I Club. In 1974, Mr. Criel graduated in applied economic sciences from the University of Ghent. He also holds a degree in management from the Vlerick School of Management.

Alice Wingfield Digby, one of our directors, has served on our Board of Directors since May 2012, and is the Chairman of our Health, Safety, Security and Environmental Committee, and a member of our Corporate Governance and Nomination Committee and Remuneration Committee. Ms. Wingfield Digby currently works at Pritchard-Gordon Tankers Ltd., where she started as Chartering Manager in 1999. Since 1995, she has served as a member of the Board of Directors of Giles W. Pritchard-Gordon & Co., Pritchard-Gordon Tankers Ltd. and Giles W. Pritchard-Gordon (Shipowning) Ltd., and since 2005 as a member of the board of Giles W. Pritchard-Gordon (Farming) Ltd. and Giles W. Pritchard-Gordon (Australia) Pty Ltd. Ms. Wingfield Digby has been a member of the Baltic Exchange since 2002. In the late nineties, Ms. Wingfield Digby joined the chartering department of Mobil before the merger with Exxon in 1999. From 1995 to 1996, she trained with Campbell Maritime Limited, a ship management company in South Shields, and subsequently at British Marine Mutual P & I Club, SBJ Insurance Brokers and J. Hadjipateras in London after returning from working at sea as a deckhand on board a tanker trading around the Eastern Caribbean. In 1996, Ms. Wingfield Digby was awarded the Shell International Trading and Shipping Award in tanker chartering from the Institute of Chartered Shipbrokers.

Alexandros Drouliscos, one of our directors, has served on our Board of Directors since May 2013, and is a member of our Audit Committee, and is the chairman of our Remuneration Committee. Since 1999, he has held the position of Managing Director at a family-owned European bank, Union Bancaire Privée. From 1986 to 1992, Mr. Drouliscos held the position of Vice President at Chase Manhattan Bank NA, working as a credit officer and then as an investment officer, and then, from 1992 to 1997, as a Senior Vice President at Merrill Lynch. He graduated from the American University in Athens with a Bachelor’s degree in Business Administration in 1982 and then continued his postgraduate studies at Heriott Watt University in Edinburgh, with a M.Sc. in International Banking.

Julian Metherell, one of our directors, has served on our Board of Directors since May 2014, and is a member of our Audit Committee and Corporate Governance and Nomination Committee. Mr. Metherell also serves as a Director of Gaslog Ltd., a NYSE listed owner and operator of LNG carriers (since October 2011), and is the Chief Financial Officer and a Director of Genel Energy plc, a leading independent oil and gas exploration and production company operating in the Kurdistan Region of Iraq (since 2011). Genel Energy plc, the successor to Vallares Plc, is a publicly listed acquisition company which Mr. Metherell co-founded in April 2011. Mr. Metherell was a partner at The Goldman Sachs Group, Inc., where he served as Chief Executive Officer of the UK investment banking division, prior to which he was a Director in the European energy group at Dresdner Kleinwort, a London-based investment bank. Mr. Metherell is a graduate of Manchester University, where he received a B.Sc. degree, and of Cambridge University, where he received a M.B.A.

John Michael Radziwill, one of our directors, has served on our Board of Directors since 2013, and is a member of our Health, Safety, Security and Environmental Committee. Mr. John Michael Radziwill is also the Chief Executive Officer of C Transport Maritime S.A.M. in Monaco (since 2010), prior to which he served in its commercial department as a Capesize freight trader from 2005 to 2006 and as the head of the sale and purchase division from 2006 through 2010. From 2004 to 2005, Mr. John Michael Radziwill worked at H. Clarkson & Co. Ltd and Seascope Insurance Services Ltd. both in London, England. In 2003, he joined Ceres Hellenic’s Insurance and Claims Department in Piraeus, Greece. Mr. John Michael Radziwill also serves as an advisor of SCP Clover Maritime, a company that manages assets and investments for Mr. John Radziwill, his father, and specifically for JM Maritime Investments Inc. and Bretta Tanker Holdings, Inc., Mr. John Michael Radziwill is the first cousin of Mr. Livanos, one of our Directors. In addition, he is a member of the American Bureau of Shipping and the Baltic Exchange. Mr. Radziwill graduated from Brown University in 2002 with a BA in Economics, after which he served as Administrative Officer at Ceres Hellenic Enterprise’s New Building Site Office in Koje, South Korea.

William Thomson, one of our directors, has served on our Board of Directors since 2011, and is the Chairman of our Audit Committee and a member of our Remuneration Committee. Currently and since 2005, Mr. Thomson holds a directors’ mandate in Latsco, established to operate under the British Tonnage Tax Regime, operating Very Large Gas Carriers (VLGC), long-range and medium-range vessels. From 1980 to 2008, Mr. Thomson has been Chairman in several maritime and other companies including Forth Ports Plc, British Ports Federation and Relayfast, and the North of England P&I club. Mr. Thomson previously served as a Director of Trinity Lighthouse Service, Tibbett and Britten and Caledonian McBrayne. From 1970 to 1986, he was a Director with Ben Line, for which he worked in, amongst others, Japan, Indonesia, Taiwan and Edinburgh. In 1985, he established Edinburgh Tankers and five years later, Forth and Celtic Tankers. After serving with the army for three years, Mr. Thomson began his professional career with Killick Martin Shipbrokers in London.

Patrick Rodgers serves and has served on our Board of Directors since June 2003 and has been a member of our Executive Committee since 2004. Mr. Rodgers was appointed Chief Financial Officer of the predecessor of the Company in 1998 and has been Chief Executive Officer since 2000. Since 2005, Mr. Rodgers has served as a Director of Euronav Luxembourg SA and Seven Seas Shipping Ltd. Mr. Rodgers currently serves as a Director of International Tanker Owners Pollution Federation Fund, since 2011, Great Hope Enterprises Ltd., since 2003, and Euronav (UK) Agencies, since 1995. From 1990 to 1995, Mr. Rodgers worked at CMB group as an in-house lawyer, and subsequently, as Shipping Executive. Mr. Rodgers began his career in 1982 as a trainee lawyer with Keene Marsland & Co. In 1984, he joined Bentley, Stokes & Lowless as a qualified lawyer and in 1986 he joined Johnson, Stokes & Master in Hong Kong as a solicitor. Mr. Rodgers graduated in law from University College London in 1981 and from the College of Law, Guildford in 1982.

Hugo De Stoop serves and has served as our Chief Financial Officer since 2008, after serving as our Deputy Chief Financial Officer and Head of Investor Relations beginning in 2004. Mr. De Stoop has been a member of our Executive Committee since 2008. In 2000, he joined Davos Financial Corp., an investment manager for UBS, specializing in Asset Management and Private Equity, where he became an Associate and later a Vice President in 2001. In 1999, Mr. De Stoop founded First Tuesday in America, the world’s largest meeting place for high tech entrepreneurs, venture capitalists and companies and helped develop the network in the United States and in Latin America and, in 2001, was appointed member of the Board of Directors of First Tuesday International. Mr. De Stoop started his career in 1998 with Mustad International Group, an industrial group with over 30 companies located in five continents where he worked as a project manager on various assignments in the United States, Europe and Latin America, in order to integrate recently acquired subsidiaries. Mr. De Stoop studied in Oxford, Madrid and Brussels and graduated from école polytechnique (ULB) with a Master of Science in engineering. He also holds a MBA from INSEAD.

Alex Staring serves and has served as our Chief Offshore Officer since 2010 and has served as a member of our Executive Committee since 2005. From 2005 to 2010, Captain Staring held the position of Chief Operating Officer of the Company. Captain Staring has been a Director of Euronav Hong Kong Ltd. since 2007, a Director of Euronav SAS and Euronav Ship Management since 2002 and a Director of Euronav Luxembourg SA since 2000. In 2000, international shipping companies, AP Moller, Euronav, Frontline, OSG, Osprey Maritime and Reederei’Nord’ Klaus E Oldendorff consolidated the commercial management of their VLCCs by operating them in a pool, Tankers International, of which Captain Staring became Director of Operations. In 1988, Captain Staring gained his master’s and chief engineer’s license and spent the majority of his time at sea on Shell Tankers and CMB tankers, the last 3 years of which he attained the title of Master. From 1997 to 1998, Captain Staring headed the SGS S.A. training and gas centre. In 1998, Captain Staring rejoined CMB and moved to London to head the operations team at their subsidiary, Euronav UK. Captain Staring graduated with a degree in Maritime Sciences from the Maritime Institute in Flushing, The Netherlands and started his career at sea in 1985.

Egied Verbeeck serves and has served as General Counsel of the Company since 2009 and became member of the Executive Committee of the Company in January 2010. From 2006 until June 2014, Mr. Verbeeck served as Secretary General of the Company. Prior to joining Euronav he was a managing associate at Linklaters De Bandt from 1999-2005. Mr. Verbeeck has been a Director of Euronav Ship Management SAS since 2012, a Director of Euronav Hong Kong Ltd. since 2007 and a Director of Euronav Luxembourg S.A. since 2008. Mr. Verbeeck graduated in law from the Catholic University of Louvain in 1998 and holds a Master Degree in international business law from Kyushu University (Japan) as well as a postgraduate degree in corporate finance from the Catholic University of Louvain.

An Goris serves and has served as Secretary General of the Company since June 2014, and in this capacity, Ms. Goris is responsible for the general corporate affairs of the Company. From 2011 to 2014, Ms. Goris served as legal counsel to the Company. In 2001, Ms. Goris became a member of the Antwerp Bar and joined Linklaters De Bandt, where she gained extensive experience in corporate law, mergers and acquisitions and finance. In 2008, Ms. Goris joined Euroclear as a legal manager where she worked for both the local central securities depository, Euroclear Belgium, as well as the international central securities depository, Euroclear Bank. Ms. Goris graduated with a law degree from the University of Antwerp in 2000. She also holds a Masters Degree in Law from Oxford University, a Degree in International Business Law from University René Descartes in Paris, France and a Degree in Corporate Law from the Catholic University of Louvain and Brussels. Ms. Goris is a native Dutch speaker and is also fluent in English and French. Ms. Goris is a sworn legal translator of English and French into Dutch.

Board of Directors and Committees

Our Board of Directors currently consists of ten members, five of which are considered “independent” under Rule 10A-3 under the Exchange Act and under the rules of the NYSE: Mr. Drouliscos, Mr. Bradshaw, Mr. Thomson, Ms. Wingfield Digby and Mr. Metherell.

Our Board of Directors has established the following committees, and may, in the future, establish such other committees as it determines from time to time:

Audit Committee

Our Audit Committee consists of four independent Directors: Mr. Thomson, as Chairman, Mr. Drouliscos, Mr. Bradshaw and Mr. Metherell. Our Audit Committee is responsible for ensuring that we have an independent and effective internal and external audit system. Additionally, the Audit Committee advises the Board of Directors in order to achieve its supervisory oversight and monitoring responsibilities with respect to financial reporting, internal controls and risk management. Our Board of Directors has determined that Mr. Thomson qualifies as an “audit committee financial expert” for purposes of SEC rules and regulations.

Corporate Governance and Nomination Committee

Our Corporate Governance and Nomination Committee consists of four members: Mr. Bradshaw, as Chairman, Mr. Metherell, Ms. Wingfield Digby and Mr. Criel. Our Corporate Governance and Nomination Committee is responsible for evaluating and making recommendations regarding the size, composition and independence of the Board of Directors and the Executive Committee, including the recommendation of new Director-nominees.

Remuneration Committee

Our Remuneration Committee consists of four members: Mr. Drouliscos, as Chairman, Mr. Livanos, Mr. Thomson, and Ms. Wingfield Digby. Our remuneration committee is responsible for assisting and advising the Board of Directors on determining compensation for our directors, executive officers and other employees and administering our compensation programs.

Health, Safety, Security and Environmental Committee.

Our Health, Safety, Security and Environmental, or HSSE, Committee consists of three members: Ms. Wingfield Digby, as Chairman, Mr. Peter Livanos, and Mr. Radziwill. Our HSSE Committee is responsible for overseeing our policies related to the health, safety, security and environmental procedures with respect to our operations, and to assess our internal systems for ensuring compliance with related laws, regulations and policies.

Corporate Governance Practices

Pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards, which are available at www.nyse.com. Pursuant to Section 303.A.11 of the NYSE Listed Company Manual, we are required to list the significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. Set forth below is a list of potential differences going forward.

Independence of Directors. The NYSE requires that a U.S. listed company maintain a majority of independent directors. Our Board of Directors currently consists of ten directors, five of which are considered “independent” according to NYSE’s standards for independence. However, as permitted under Belgian law and our articles of association, our Board of Directors may, in the future, not consist of a majority of independent directors.

Compensation Committee and Nominating/Corporate Governance Committee. The NYSE requires that a listed U.S. company have a compensation committee and a nominating/corporate governance committee of independent directors. As permitted under Belgian law and our articles of association, our Remuneration Committee and Corporate Governance and Nomination Committee is not comprised entirely of independent directors.

Audit Committee. The NYSE requires, among other things, that a listed U.S. company have an audit committee comprised of three entirely independent directors. Although we are not required to do so under Rule 10A-3 under the Exchange Act, our audit committee is currently comprised of four independent directors.

Corporate Governance Guidelines. The NYSE requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, Director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Belgian law, but we have adopted a corporate governance charter in compliance with Belgian law requirements.

Board of Directors and Executive Compensation

The compensation of our Board of Directors is determined on the basis of four regular meetings of the full board per year. The actual amount of remuneration is determined by the annual general meeting and is benchmarked periodically with Belgian listed companies and international peer companies. The aggregate annual compensation paid to our executive officers, excluding our Chief Executive Officer, for the year ended December 31, 2014 was EUR 1,802,280, comprised of EUR 980,600 of fixed compensation, EUR 734,000 of variable compensation, pension and benefits valued at EUR 32,384 and EUR 55,296 in other compensation. The annual aggregate compensation paid to our Chief Executive Officer was GBP 669,803, comprised of GBP 351,228 of fixed compensation, GBP 295,296 of variable compensation, pension and benefits valued at GBP 12,500 and GBP 10,779 in other compensation. We also paid an aggregate of $640,000 to our non-executive directors during the year ended December 31, 2014, with an additional aggregate meeting attendance fee of $370,000. Our Chairman of the Board is entitled to receive a gross fixed amount of EUR 160,000 per year, and each member of the board is entitled to receive a gross fixed amount of EUR 60,000 per year. In addition, our Chairman and each director are entitled to receive an attendance fee of EUR 10,000 per board meeting attended, not to exceed EUR 40,000 per year. The Chairman of our audit committee is entitled to receive a gross fixed amount of EUR 40,000, and each member of the audit committee is entitled to receive a gross fixed amount of EUR 20,000 per year. In addition, the Chairman of our audit committee and members of the audit committee are entitled to receive an attendance fee of EUR 5,000 per audit committee meeting attended, not to exceed EUR 20,000 per year. Our Chairmen of all of our other committees are entitled to receive a gross fixed amount of EUR 7,500 per year, and the members of all of our other committees are entitled to receive a gross fixed amount of EUR 5,000. In addition, our Chairmen and members of these other committees will also be entitled to receive an attendance fee of EUR 5,000 for each committee meeting attended, with a maximum of EUR 20,000 per year for each committee served.

Our Chief Executive Officer, who is also a director, has waived his director’s fees.

Equity Incentive Plans

Our Board of Directors has adopted an equity incentive plan, pursuant to which directors, officers and certain employees of us and our subsidiaries were eligible to receive options to purchase ordinary shares of us at a predetermined price. On December 16, 2013, we granted options to purchase in aggregate 1,750,000 ordinary shares to members of our Executive Committee at an exercise price of EUR 5.7705, subject to customary vesting provisions.

In addition, during the course of 2014, our Board of Directors resolved to adopt a long term incentive plan to be finalized and implemented in 2015, and which we expect will align the interests of our management with those of our shareholders.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Services Agreement with CMB

We received legal services from CMB pursuant to a Services Agreement, dated January 1, 2006, which we believe was on arms’-length terms. During the year ended December 31, 2013, we paid CMB $61,895 in consideration for its services, as compared to $265,000 for the same period in 2012 (2011: $362,000). Mr. Saverys, the Vice Chairman of our Board of Directors, currently controls Saverco, a company that is currently CMB’s majority shareholder, and may be deemed to beneficially own 12.4% of our outstanding ordinary shares. This agreement was terminated at the end of 2013.

Registration Rights Agreement

At or prior to the closing of the Underwritten Public Offering, we expect to enter into a registration rights agreement with companies affiliated with our Chairman, Peter Livanos, or the Ceres Shareholders, and companies affiliated with our Vice Chairman, Marc Saverys, or the Saverco Shareholders.

Pursuant to the registration rights agreement, each of the Ceres Shareholders as a group and the Saverco Shareholders as a group will have the right, subject to certain terms and conditions, to require us, on one occasion each beginning 90 days following the closing of the Underwritten Public Offering and ending 12 calendar months after our ordinary shares have been registered under the Exchange Act, to cause us to register under the Securities Act our ordinary shares held by them for offer and sale to the public, including by way of an underwritten public offering. Each of the Ceres Shareholders as a group and the Saverco Shareholders as a group will be able to piggyback on the others’ demand registration. The Ceres Shareholders and the Saverco Shareholders are only treated as having made their request if the registration statement for such shareholder group’s shares is declared effective.

Once we are eligible to do so, commencing 12 calendar months after the ordinary shares have been registered under the Exchange Act, the Ceres Shareholders and the Saverco Shareholders may require us to file shelf registration statements permitting sales by them of ordinary shares into the market from time to time over an extended period. The Ceres Shareholders and the Saverco Shareholders can also exercise piggyback registration rights to participate in certain registrations of ordinary shares by us. All expenses relating to the registrations, including the participation of our executive management team in two marketed roadshows and a reasonable number of marketing calls in connection with one-day or overnight transactions, will be borne by us. The registration rights agreement also contains provisions relating to indemnification and contribution. There are no specified financial remedies for non-compliance with the registration rights agreement.

Chartering with Joint Venture Entities

Ardenne Venture

From September 2001 until September 2012, we chartered-in the VLCC Ardenne Venture from Great Hope Enterprises Ltd., one of our 50%-owned joint ventures with Kriss Investment Company at a rate of $35,000 per day.

Cap Isabella

On March 15, 2013, we sold the newbuilding Suezmax Cap Isabella to Belle Shipholdings Ltd., a related party, pursuant to a sale and leaseback agreement for $54.0 million, which was used to pay the final shipyard installment due at delivery of $55.2 million. The stock of Belle Shipholdings Ltd. is held for the benefit of immediate family members of Peter Livanos, the representative of our corporate director TankLog Holdings Limited. Mr. Livanos notified our Board of Directors which met on March 14, 2013, that pursuant to the provisions of the Belgian Code of Companies relating to the existence of conflicts of interest, he had a direct or indirect patrimonial interest that conflicts with the interests of the Company in respect of this sale and therefore, did not participate in the deliberation or the vote that authorized us to sell the Cap Isabella on the basis of current market values. The bareboat charter was terminated on October 8, 2014 upon delivery of the vessel to its new owner.

The Cap Isabella was a newbuilding from Samsung Heavy Industries. We chartered the ship back on bareboat for a fixed period of two years with three options in our favor to extend for a further year. On July 31, 2014, Belle Shipholdings sold the Cap Isabella to a third-party. Pursuant to the sale and leaseback agreement, we are entitled to receive a share of the profit resulting from the sale of the vessel by Belle Shipholdings of approximately $4.3 million, which will be recorded in the fourth quarter of 2014.

Eugenie, Devon, Capt. Michael, Maria

The Eugenie, Devon, Capt. Michael, Maria are owned, respectively, by Fiorano Shipholding Ltd., Larvotto Shipholding Ltd., Fontvieille Shipholding Ltd. and Moneghetti Shipholding Ltd., our 50%-owned joint ventures which we own with JM Maritime Investments Inc. John Michael Radziwill, one of our directors, is the son of John Radziwill who owns JM Maritime Investments Inc. John Michael Radziwill is not a shareholder or director of JM Maritime Investments Inc. nor is he employed by JM Maritime.

Loans to Our Joint Venture Entities

Fontvieille Shareholder Loan

On April 24, 2008, we provided a shareholder loan to Euronav Hong Kong Limited in relation to Fontvieille Shipholding Limited, one of our 50%-owned joint ventures that we own with Bretta Tanker Holdings Ltd., or Bretta Tanker Holdings. The proceeds of this loan were used to partially finance the acquisition of Eugene and working capital purposes. This loan does not bear interest, and will become due upon demand. The largest amounts outstanding during 2013, 2012, and 2011 were $26.2 million, $23.9 million and $22.4 million, respectively. As of September 30, 2014 and December 31, 2013, the outstanding balances on this loan were $27.3 million and $26.0 million, respectively.

Moneghetti Shareholder Loan

On April 24, 2008, we provided a shareholder loan to Euronav Hong Kong Limited in relation to Moneghetti Shipholding Limited, one of our 50%-owned joint ventures that we own with Bretta Tanker Holdings. The proceeds of this loan were used to partially finance the acquisition of Devon and working capital purposes. This loan does not bear interest, and will become due upon demand. The largest amounts outstanding during 2013, 2012, and 2011 were $20.2 million, $19.2 million and $19.2 million, respectively. As of September 30, 2014 and December 31, 2013, the outstanding balances on this loan were $20.8 million and $20.2 million, respectively.

Larvotto Shareholder Loan

On May 16, 2008, we provided a shareholder loan to Euronav Hong Kong Limited in relation to Larvotto Shipholding Limited, one of our 50%-owned joint ventures that we own with JM Maritime Investments Inc., or JM Maritime. The proceeds of this loan were used to partially finance the acquisition of Maria and working capital purposes. This loan does not bear interest, and will become due upon demand. The largest amounts outstanding during 2013, 2012, and 2011 were $23.5 million, $22.4 million and $7.5 million, respectively. As of September 30, 2014 and December 31, 2013, the outstanding balances on this loan were $25.3 million and $23.5 million, respectively.

Fiorano Shareholder Loan

On August 28, 2008, we provided a shareholder loan to Euronav Hong Kong Limited in relation to Fiorano Shipholding Limited, one of our 50%-owned joint ventures that we own with JM Maritime. The proceeds of this loan were used to partially finance the acquisition of Capt. Michael and working capital purposes. This loan does not bear interest, and will become due upon demand. The largest amounts outstanding during 2013, 2012, and 2011 were $26.0 million, $24.2 million and $5.0 million, respectively. As of September 30, 2014 and December 31, 2013, the outstanding balances on this loan were $25.1 million and $25.4 million, respectively.

Loan Agreements of Our Joint Ventures

$43.0 Million Secured Loan Facility (Great Hope)

On July 12, 2010, one of our 50%-owned joint ventures, Great Hope Limited, entered into a $43.0 million loan facility with Crédit Agricole Asia Shipfinance Limited to partially finance the acquisition of the Ardenne Venture, which we subsequently sold in November 2013 and delivered in January 2014. This loan has a term of eight years and is payable in 31 quarterly installments without a balloon payment and bears interest at LIBOR plus a margin of 2.7% per annum. As of December 31, 2013, the outstanding balance on this facility was $20.0 million, of which we have a 50% economic interest of $10.0 million. On January 2, 2014, we repaid the loan in full upon the sale of the vessel securing the loan.

$52.0 Million Secured Loan Facility (Seven Seas)

On May 6, 2005, one of our 50%-owned joint ventures, Seven Seas Shipping Limited, entered into a $52.0 million loan facility with Chiao Tung Bank to partially finance the construction of the V.K.Eddie. This loan has a term of 12 years with a maturity of May 2017 and no balloon and bears interest at LIBOR plus a margin of 0.80% per annum. As of September 30, 2014 and December 31, 2013, the outstanding balances on this facility were $13.0 million and $15.2 million, respectively, of which we had a 50% economic interest of $6.5 million and $7.6 million, respectively.

$135.0 Million Secured Loan Facility (Fontvielle and Moneghetti)

On April 23, 2008, two of our 50%-owned joint ventures, Fontvielle Shipholding Limited and Moneghetti Shipholding Limited, entered into a $135.0 million secured term loan facility with BNP Paribas (Suisse) SA and Alpha Bank A.E. to finance our acquisition of Eugenie and Devon. This facility, as amended, is comprised of two tranches; the Fontvielle Tranche of up to $55.5 million and the Moneghetti Tranche in the amount of $67.5 million. This facility is repayable in quarterly installments over a term of 10 years with a balloon of $43.2 million. This loan bears interest at LIBOR plus a margin of 2.75% per annum. As of September 30, 2014 and December 31, 2013, the outstanding balances on this facility were $92.2 million and $99.2 million, respectively, of which we had a 50% economic interest of $46.1 million and $49.6 million, respectively.

$76.0 Million Secured Loan Facility (Fiorano)

On October 23, 2008, one of our 50%-owned joint ventures, Fiorano Shipholding Limited, entered into a $76.0 million loan facility with Scotiabank Ireland Ltd. to partially finance the acquisition of the Capt. Michael. This loan has a term of eight years with a balloon of $14.0 million due at maturity. This loan bears interest at LIBOR plus a margin of 1.225% per annum. As of September 30, 2014 and December 31, 2013, the outstanding balances on this facility were $37.4 million and $40.6 million, respectively, of which we had a 50% economic interest of $18.7 million and $20.3 million, respectively.

$67.5 Million Secured Loan Facility (Larvotto)

On August 29, 2008, one of our 50%-owned joint ventures, Larvotto Shipholding Limited, entered into a $67.5 million loan facility, as supplemented by a supplemental letter dated November 28, 2011, with Fortis Bank S.A./N.V. to partially finance the acquisition of the Maria. This loan has a term of eight years with a balloon payment of $16.2 million due at maturity. This loan bears interest at LIBOR plus a margin of 1.5% per annum. As of September 30, 2014 and December 31, 2013, the outstanding balances on this facility were $38.1 million and $41.1 million, respectively, of which we had a 50% economic interest of $19.0 million and $20.5 million, respectively.

$500.0 Million Secured Loan Facility (TI Asia and TI Africa)

On October 3, 2008, two of our 50%-owned joint ventures, TI Asia Ltd. and TI Africa Ltd., entered into a $500.0 million senior secured credit facility with a group of commercial lenders with ING Bank N.V. as Agent and Security Trustee. We used the proceeds of this facility to finance the acquisition of two ULCC vessels, TI Asia and TI Africa, and to convert these vessels to FSOs, which serve as collateral under this facility. This facility consists of two tranches; the FSO Asia tranche matures in 2017 and bears interest at LIBOR plus a margin of 1.15% per annum, and the FSO Africa tranche, following the restructuring of this tranche, matures in 2015 and bears interest at LIBOR plus a margin of 2.75% per annum. As of September 30, 2014 and December 31, 2013, the outstanding balances on this facility were $151.6 million and $196.5 million, respectively, of which we had a 50% economic interest of $75.8 million and $98.3 million, respectively.

All of the joint venture loans described above are secured by a mortgage of the specific vessel and guaranteed by the respective shareholders of each joint venture on a several basis.

Guarantees

We have provided guarantees to financial institutions that have provided credit facilities to six of our joint ventures, in the aggregate amount of $166.2 million and $206.2 million as of September 30, 2014 and December 31, 2013, respectively. The totals of the related outstanding bank loans as of September 30, 2014 and December 31, 2013 were $332.3 million and $412.4 million, respectively.

In addition, on July 24, 2009, two of our 50%-owned joint ventures, TI Asia Ltd. and TI Africa Ltd., which own the FSO Asia and FSO Africa, two FSO vessels, respectively, entered into a $50.0 million guarantee facility agreement with Nordea Bank Finland plc in order to issue two guarantees of up to $25.0 million each in favor of Maersk Oil Qatar AS in connection with its use of the FSO Asia and FSO Africa after such vessels have been converted to FSO. In August 2010, the amount available under this guarantee facility was reduced to $31.5 million. This guarantee terminates upon the earlier of (i) eight years after the Guarantee Issue Date for the second Guarantee and (ii) March 31, 2008. As of September 30, 2014, the guarantee has not been called upon.

Properties

We lease office space in Belgium pursuant to a lease agreement with Reslea N.V., an entity controlled by Saverco, one of our majority shareholders, which we believe was on arms’ length terms. Under this lease, we paid an annual rent of $196,189 for the year ended December 31, 2013 and an annual rent of $207,215 for the year ended December 31, 2014. This lease expires on August 31, 2021.

We lease office space, through our subsidiary Euronav Ship Management Hellas, in Piraeus, Greece, pursuant to a lease agreement with Nea Dimitra Ktimatiki Kai Emporiki S.A., an entity controlled by Ceres Shipping, which we believe was on arms’-length terms. Mr. Livanos who serves as the Chairman of our board through his appointment as the permanent representative of TankLog on our board, is the Chairman and sole shareholder of Ceres Shipping. Under this lease, we paid an annual rent of $238,185 for the year ended December 31, 2013 and an annual rent of $218,319 for the year ended December 31, 2014. This lease expires on May 31, 2018.

We sublease office space in our new London, United Kingdom office, through our subsidiary Euronav (UK) Agencies Limited, pursuant to sublease agreements, dated September 25, 2014, with GasLog Services UK Limited and Unisea Maritime Limited, both parties related to Peter Livanos, which we believe were on arms’-length terms. Under these subleases, we expect to receive beginning in 2015 a yearly rent of $349,416 and $158,190, respectively. These subleases expire on April 27, 2023.

We also sublease office space in our new London, United Kingdom office, through our subsidiary Euronav (UK) Agencies Limited, pursuant to a sublease agreement, dated September 25, 2014, with Tankers (UK) Agencies Limited, a wholly-owned subsidiary of Tankers International LLC, of which we own 41.1% of the outstanding interests, which we believe was on arms’-length terms. Under this sublease, we expect to receive beginning in 2015 a yearly rent of $266,431. This sublease expires on April 27, 2023.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of ordinary shares as of January 19, 2015, and upon completion of this offering and the Underwritten Public Offering held by beneficial owners of 5% or more of our ordinary shares, and by all of our directors and officers as a group. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each ordinary share held.

	Ordinary Shares Beneficially Owned Prior to Exchange Offer and Underwritten Public Offering		Ordinary Shares to be Beneficially Owned After Exchange Offer and Underwritten Public Offering
Name	Number	Percentage(1)	Number	Percentage(2)
Peter G. Livanos(3)	19,003,509	14.5%	19,003,509	12.0%
Marc Saverys(4)	15,135,039	11.5%	17,026,896	10.7%
York Capital Management Global Advisors LLC(5)(9)	12,028,428	9.2%	12,028,428	7.6%
Blue Mountain Capital Management LLC(6)(9)	8,867,209	6.8%	8,867,209	5.6%
Victrix NV(7)(9)	7,580,345	5.8%	9,156,893	5.8%
Golden Tree Asset Management LLC(8)(9)	6,306,781	4.8%	9,459,877	6.0%
Directors and executive officers as a group*

*	Less than 1.0% of our outstanding ordinary shares (excluding the shares which are held directly or indirectly by Mr. Peter G. Livanos and Mr. Marc Saverys).
(1)	Calculated based on 131,050,666 ordinary shares outstanding as of January 19, 2015.
(2)	Calculated based on 158,930,237 ordinary shares, which assumes that the underwriters in the Underwritten Public Offering exercise their option to purchase 2,032,500 additional ordinary shares in full and includes 12,297,071 ordinary shares that we may issue at or following the closing of the Underwritten Public Offering if we exercise our option to force a conversion of our outstanding perpetual convertible preferred equity securities.
(3)	Mr. Peter Livanos may be deemed to beneficially own 1,050,000 of our ordinary shares directly, and the remainder of the above listed ordinary shares indirectly, through his control, for his own benefit and the benefit of his immediate family members, of (i) Ceres Investments (Cyprus) Limited, which holds 10,854,805 ordinary shares, (ii) Chiara Holdings Inc., which holds 3,630,283 ordinary shares (iii) Ceres Investment Partners Ltd., which holds 2,533,715 ordinary shares, and (iv) TankLog, our corporate director, which holds 934,706 ordinary shares. The business address of Mr. Livanos, as permanent representative of TankLog on our Board, is De Gerlachekaai 20, 2000 Antwerpen, Belgium. On December 18, 2014, Mr. Livanos sold an aggregate of 1,500,000 ordinary shares. On January 8, 2015, Mr. Livanos sold an aggregate of 1,000,000 ordinary shares.
(4)	Mr. Marc Saverys may be deemed to be the beneficial owner of (i) 5,500 ordinary shares, which he owns directly and (ii) 15,129,539 ordinary shares, which he owns indirectly through his control of Saverco, one of our principal shareholders. Mr. Saverys may also be deemed to be the beneficial owner of 1,891,857 ordinary shares that may be issued upon the conversion of the 6 perpetual convertible preferred equity securities held by him, which are not included in the presentation of ordinary shares beneficially owned prior to the Exchange Offer and Underwritten Public Offering in the table above, and which would increase his ownership interest to 12.8% if all such perpetual convertible preferred equity securities were converted into ordinary shares (calculated based on 132,942,523 ordinary shares, consisting of 131,050,666 ordinary shares outstanding as of January 19, 2015 and 1,891,857 ordinary shares that may be issued upon such conversion). The business address of Mr. Saverys is De Gerlachekaai 20, 2000 Antwerpen, Belgium. On November 20, 2014, Mr. Saverys purchased an aggregate of 85,000 ordinary shares. On January 8, 2015, Mr. Saverys sold an aggregate of 1,250,000 ordinary shares.
(5)	The business address of York Capital Management Global Advisors LLC is 767 Fifth Avenue, 17th Floor, New York, NY 10153. On December 29, 2014, York Capital Management Global Advisors LLC sold an aggregate of 2,071,839 ordinary shares.
(6)	The business address of Blue Mountain Capital Management LLC is 280 Park Avenue, 5th Floor East, New York, NY 10017.
(7)	Victrix NV may be deemed to be the beneficial owner of 7,580,345 of our ordinary shares, which it owns directly. Victrix NV may also be deemed to be the beneficial owner of 1,576,548 ordinary shares that may be issued upon the conversion of the 5 perpetual convertible preferred equity securities held by it, which are not included in the presentation of ordinary shares beneficially owned prior to the Exchange Offer and Underwritten Public Offering in the table above, and which would increase its ownership interest to 6.9% if all such perpetual convertible preferred equity securities were converted into ordinary shares (calculated based on 132,627,214 ordinary shares, consisting of 131,050,666 ordinary shares outstanding as of January 19, 2015 and 1,576,548 ordinary shares that may be issued upon such conversion). Ms. Virginie Saverys, the sister of Mr. Marc Saverys, one of our directors, has voting or dispositive power over the shares held by Victrix NV. The business address of Victrix NV is Le Grellelei 20, 2000 Antwerpen, Belgium.
(8)	Golden Tree Asset Management LLC may be deemed to be the beneficial owner of 6,306,781 ordinary shares, which it owns directly. Golden Tree Asset Management LLC may also be deemed to be the beneficial owner of 3,153,096 ordinary shares that may be issued upon the conversion of the 10 perpetual convertible preferred equity securities held by it, which are not included in the presentation of ordinary shares beneficially owned prior to the Exchange Offer and Underwritten Public Offering in the table above, and which would increase its ownership interest to 7.0% if all such perpetual convertible preferred equity securities were converted into ordinary shares (calculated based on 134,203,762 ordinary shares, consisting of 131,050,666 ordinary shares outstanding as of January 19, 2015 and 3,153,096 ordinary shares that may be issued upon such conversion). The business address of Golden Tree Asset Management is 300 Park Avenue, New York, NY.
(9)	This information is derived from a Transparency Declaration Notice required to be filed with the Belgian Financial Services and Markets Authority and submitted to us in accordance with Belgian law.

As of January 7, 2015, we had 37 holders of nominative shares, none of which were located in the United States and held an aggregate of 2,584,310 ordinary shares, representing 1.97% of our outstanding ordinary shares. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

THE EXCHANGE OFFER

This section describes the material terms of the Exchange Offer.

Purpose and Effect of this Exchange Offer

General

We sold the Original Shares in offshore transactions to non-U.S. persons pursuant to Regulation S under the Securities Act of 1933, as amended, and in the United States to “qualified institutional buyers” as defined in, and in reliance on, Rule 144A. The Original Shares consist of all of our issued and outstanding ordinary shares as of January 20, 2015 (not including the ordinary shares held by affiliates of ours). Our ordinary shares currently trade on the Euronext Brussels, under the symbol “EURN.” The Original Shares which are considered dematerialized shares under Belgian law, are registered in the name of Euroclear, and the beneficial owners of such dematerialized Original Shares hold their Original Shares through Euroclear. The Original Shares which are considered registered shares under Belgian law are registered in the Company’s share register in the name of the respective beneficial owners. The Original Shares are listed and eligible for trading on the Euronext Brussels. The Exchange Shares will be registered under the Securities Act and will be listed and eligible for trading on the NYSE. While the Original Shares will continue to be listed and eligible for trading on Euronext, they will not be eligible for trading on the NYSE. Only the Exchange Shares (and such other shares formatted for trading on the NYSE) will be deliverable in settlement of trades effected on the NYSE, and only the Original Shares will be deliverable in settlement of trades effected on the Euronext Brussels. Both the Exchange Shares and the Original Shares will be listed on both the NYSE and the Euronext Brussels but will be reflected on separate registers, a United States register, or the U.S. Register, and a Belgian register, or the Belgian Register.

The purpose of the Exchange Offer is to provide holders of Original Shares with the ability to reformat their shares into Exchange Shares, which are reflected on the U.S. Register and eligible for trading on the NYSE. For Belgian law purposes, the Exchange Offer does not qualify as a public offer, but as a “Corporate Action.”

Representations upon Tender of Original Shares

To participate in the Exchange Offer, you must execute or agree to be bound by the letter of transmittal and the exchange form, through which you will represent to us, among other things, that:

•	any Exchange Shares received by you will be, and the Original Shares you are tendering in anticipation of receiving the Exchange Shares were, acquired in the ordinary course of business;

•	you do not have any arrangement or understanding with any person to participate in, are not engaged in, and do not intend to engage in, the distribution (within the meaning of the Securities Act) of the Exchange Shares in violation of the provisions of the Securities Act;

•	you are not an “affiliate” of ours, as defined in Rule 405 of the Securities Act;

•	you are not acting on behalf of any person who could not truthfully make the foregoing representations; and

•	if you are a broker-dealer, (i) you will receive Exchange Shares for your own account in exchange for Original Shares that were acquired as a result of market-making activities or other trading activities and (ii) you will deliver a prospectus (or, to the extent permitted by law, make available a prospectus to purchasers) meeting the requirements of the Securities Act in connection with any resale of those Exchange Shares to the extent required by applicable law or regulation or SEC pronouncement.

Resale of the Exchange Shares

Based on existing interpretations of the SEC staff with respect to similar transactions that did not involve the issuer of securities or its affiliates, we believe that the Exchange Shares delivered pursuant to the Exchange Offer in exchange for Original Shares may be offered for resale, resold and otherwise transferred by holders thereof without compliance with the registration and prospectus delivery provisions of the Securities Act if:

•	such Exchange Shares are acquired in the ordinary course of the holder’s business;

•	such holder is not engaged in, has no arrangement with any person to participate in, and does not intend to engage in, any public distribution of the Exchange Shares;

•	such holder is not our “affiliate,” as defined in Rule 405 of the Securities Act; and

•	if such holder is a broker-dealer that receives Exchange Shares for its own account in exchange for Original Shares that were acquired as a result of market-making activities, it will deliver a prospectus, as required by law, in any resale of such Exchange Shares.

Any holder who tenders in this Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Shares:

•	cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters issued to third parties with respect to similar transactions that did not involve the issuer of securities or its affiliates; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

This prospectus, as it may be amended or supplemented from time to time, may be used for an offer to resell or other transfer of Exchange Shares only as specified in this prospectus. Only broker-dealers that acquired the Original Shares as a result of market-making activities or other trading activities may participate in this Exchange Offer. Each participating broker-dealer who receives Exchange Shares for its own account in exchange for Original Shares that were acquired by such broker-dealer as a result of market-making or other trading activities will be required to acknowledge that it will deliver a prospectus (or, to the extent permitted by law, make available a prospectus to purchasers) in connection with any resale by it of Exchange Shares to the extent required by applicable law or regulation or SEC pronouncement. The letter of transmittal that accompanies this prospectus states that by acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

This Exchange Offer is not being made to, nor will we accept tenders for exchange from, holders of Original Shares in any jurisdiction in which the Exchange Offer or the acceptance of it would not be in compliance with the securities or blue sky laws of such jurisdiction.

Consequences of Failure to Exchange

Following the completion of the Exchange Offer, holders of Original Shares that are not tendered or that are tendered but not accepted by us may resell Original Shares only if an exemption from registration under the Securities Act and applicable state securities laws is available or, outside of the United States, to non-U.S. persons in accordance with the requirements of Regulation S under the Securities Act.

Based on interpretations of the SEC staff that did not involve the issuer of securities or its affiliates, Exchange Shares delivered pursuant to this Exchange Offer may be offered for resale, resold or otherwise transferred by their holders (other than any such holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the Exchange Shares in the ordinary course of business and the holders are not engaged in, have no arrangement with any person to participate in, and do not intend to engage in, any public distribution of the Exchange Shares to be acquired in this Exchange Offer. Any holder who tenders in this Exchange Offer and is engaged in, has an arrangement with any person to participate in, or intends to engage in, any public distribution of the Exchange Shares (i) may not rely on the applicable interpretations of the SEC and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any and all Original Shares validly tendered and not properly withdrawn prior to 5:00 p.m., New York City time (11:00 p.m. Belgium time), on the Expiration Date. The Exchange Offer will remain open for at least 60 days ( in compliance with Exchange Act Rule 13e-4(f) and Rule 14e-1(a)) and will expire at 5:00 p.m., New York City time (11:00 p.m. Belgium time), on             , 2015, or such later date and time to which we extend it. Holders may tender some or all of their Original Shares pursuant to the Exchange Offer. The acceptance for exchange of the Original Shares and the delivery of the Exchange Shares delivered in connection with this Exchange Offer occur promptly following the sixth business day after the Expiration Date, or the Original Shares shall be returned promptly upon termination of the Exchange Offer.

The form of the Exchange Shares will be substantially the same as the form of the Original Shares except that the Exchange Shares have been registered under the Securities Act and will trade on the New York Stock Exchange and, therefore, will not bear legends restricting the transfer thereof.

By tendering your Original Shares in the Exchange Offer, you will receive Exchange Shares. During the 90 day period commencing on the closing date of the Underwritten Public Offering, or the “Transition Period,” the ordinary shares offered in the Underwritten Public Offering, together with the Exchange Shares, and the existing ordinary shares issued in Belgium (including the Original Shares) which are currently trading on the Euronext Brussels, will have different dividend rights. If a dividend is declared during the Transition Period, holders of ordinary shares issued in the Underwritten Public Offering and the Exchange Shares would be entitled to receive dividends based only upon the earnings from our operations from and after the date of issuance or exchange (as the case may be) of such ordinary shares, while holders of existing ordinary shares issued in Belgium (including the Original Shares) would be entitled to receive dividends based upon our earnings from and after the date of issuance of such shares and for all prior periods. Upon the completion of the Transition Period, (i) the ordinary shares issued in the Underwritten Public Offering and the Exchange Shares shall immediately have the same dividend rights as the existing ordinary shares issued in Belgium (including the Original Shares) and (ii) all of the Company’s outstanding ordinary shares (including the Original Shares, the Exchange Shares and the shares issued in the Underwritten Public Offering) shall have the same rights and privileges in all respects.

Shareholders who elect to tender their shares will not be able to trade on, or reposition their shares to, Euronext Brussels until the Transition Period has lapsed.

As of the date of this prospectus, we have issued 131,050,666 ordinary shares. This prospectus and the letter of transmittal are being sent to all registered holders of Original Shares other than our affiliates.

We intend to conduct this Exchange Offer in accordance with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Original Shares that are not tendered for exchange in this Exchange Offer will remain outstanding. We shall be deemed to have accepted validly tendered Original Shares when, as and if we have given oral or written notice thereof to the Exchange Agent.

We will pay the expenses to be incurred in connection with the Exchange Offer, including fees and expenses of the Exchange Agent, printing, accounting and legal fees. You may be responsible for certain other fees and expenses charged by your financial intermediary. You should consult with your financial intermediary regarding their fees and expenses prior to participating in the Exchange Offer. See “Transfer Taxes” and “Fees and Expenses.”

If any tendered Original Shares are not accepted for exchange because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, we will return the Original Shares, without expense, to the tendering holder promptly after the Expiration Date.

Expiration Date; Extensions; Amendments; Termination

The term “Expiration Date” means 5:00 p.m., New York City time (11:00 p.m. Belgium time), on             , 2015, unless we, in our sole discretion, extend the Exchange Offer, in which case the term “Expiration Date” means the latest date and time to which we extend the Exchange Offer. To extend the Expiration Date, we will notify the Exchange Agent of any extension by written notice. We will notify holders of the Original Shares of any extension by press release or other public announcement. In the event of an extension of the exchange offer, the Company undertakes to issue public notice thereof no later than 9:00 a.m. Eastern Time on the next business day after the scheduled expiration date of the exchange offer in accordance with the Exchange Act Rule 14e-1(d). If the Exchange Offer is extended, the maximum period for which the Exchange Offer will remain in effect will be 90 days from the date the registration statement, of which this prospectus is a part, is declared effective by the SEC, unless otherwise required by applicable law or regulation.

We reserve the right to amend the terms of the Exchange Offer in any manner. In the event of any material change in the Exchange Offer, including the waiver of any material condition of the Exchange Offer, we will extend the offer period for at least five business days following notice of the material change. In addition, if we determine that any of the events set forth under “—Conditions of the Exchange Offer” has occurred, we also reserve the right, in our sole discretion, to:

•	delay acceptance of any Original Shares due to an extension of the Exchange Offer and in accordance with SEC rules;

•	extend the Exchange Offer and retain all Original Shares tendered before the expiration date of the Exchange Offer, subject to the rights of the holders of tendered Original Shares to withdraw their tendered Original Shares;

•	terminate the Exchange Offer and refuse to accept any Original Shares;

•	waive the termination event with respect to the Exchange Offer and accept all properly tendered Original Shares that have not been withdrawn; or

•	following the Expiration Date, exchange the Original Shares for Exchange Shares.

If we do so, we will give written notice of this delay in acceptance, extension, termination, waiver or exchange to the Belgium Exchange Agent. If the amendment constitutes a material change to the Exchange Offer, we will promptly disclose such amendment by giving written notice to the holders of Original Shares, by press release or other public announcement. Any Original Shares that have been tendered for exchange but that are not exchanged for any reason will be returned to you without cost promptly after withdrawal, rejection of tender or termination of the Exchange Offer.

Procedures for Tendering

We have appointed KBC Securities NV as Exchange Agent in connection with the Exchange Offer for purposes of obtaining the required documents from our shareholders to tender Original Shares in the Exchange Offer. Computershare, our transfer agent, will act as our agent in connection with the Exchange Offer for purposes of exchanging Exchange Shares for Original Shares. To participate in the Exchange Offer, you must properly tender your Original Shares to the Exchange Agent through your financial intermediary as described below. We will only exchange Original Shares for Exchange Shares that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the letter of transmittal, and you should follow carefully the instructions on how to tender your Original Shares. It is your responsibility to properly tender your Original Shares. We have the right to waive any defects in your tender. However, we are not required to waive any defects, and we and the Exchange Agent are not required to notify you of defects in your tender.

If you have any questions or need help in exchanging your Original Shares, please contact the Exchange Agent at the address or telephone number on the back cover of the prospectus.

To tender your Original Shares in the Exchange Offer, you must, on or before the Expiration Date:

•	instruct the Exchange Agent, through your financial intermediary, to tender your Original Shares on your behalf by completing the letter of transmittal and the exchange form accompanying this prospectus; and

•	deliver a duly completed letter of transmittal and exchange form to the Exchange Agent, through your financial intermediary.

Holders will not be responsible for the payment of any fees or commissions to the Company or the Exchange Agent for the tender of the Original Shares.

Receiving Exchange Shares through your DTC-Participating Broker

You may elect to receive the Exchange Shares through your DTC-participating Broker by providing your Broker’s Depository Trust Company (DTC) Participant Account Number, firm name, and participant contact details in the space provided on the applicable exchange form. By signing and delivering this Letter of Transmittal and the applicable exchange form, you hereby instruct the Company and its agents to cause the deposit of the Exchange Shares to the DTC Participant Account Number set forth on your applicable exchange form.

In order for the Exchange Shares to be credited to your account, you must instruct your Broker Representative at your Broker to receive the Exchange Shares on the settlement date, which is expected to occur promptly following the sixth business day following the Expiration Date of the Exchange Offer from Computershare Trust Company N.A., the Company’s U.S. Transfer Agent and Registrar in accordance with its standard settlement procedures.

Receiving Exchange Shares through a Direct Registration System Account

If you do not have an account with a DTC participant, you may elect to receive the Exchange Shares through a Direct Registration System (DRS) Account at Computershare. The Direct Registration System is a method of recording shares of stock electronically in book-entry form. To receive your Exchange Shares in DRS, you must provide your name and address in the space provided on the applicable exchange form.

If you elect to hold your Exchange Shares in DRS, you will receive an account statement from Computershare. In the future, you will be able to transfer your shares from DRS to an account at a DTC Participant if you choose. In order to take further actions with respect to shares held in DRS, you will need to contact Computershare as follows:

Shareholder Services – United States	800-962-4284 (toll free)
Shareholder Services – International	+1 (781) 575-3120
Regular Mail Delivery	Computershare Investor Service P.O. Box 43070 Providence, RI, 02940-3070

Holders may contact the Exchange Agent for assistance in filling out and delivering letters of transmittal and for additional copies of the Exchange Offer materials.

To be tendered effectively, a letter of transmittal, exchange form and other required documents must be received by the Exchange Agent at its address set forth under “—Exchange Agent” below prior to the Expiration Date.

If you do not withdraw your tender before the Expiration Date, your tender will constitute an agreement between you and us in accordance with the terms and conditions in this prospectus and in the letter of transmittal.

The method of delivery of the letter of transmittal, exchange form and all other required documents to be delivered to the Exchange Agent is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to ensure delivery to the Exchange Agent before the Expiration Date. No letter of transmittal or exchange form should be sent to us. You may request your brokers, dealers, commercial banks, trust companies or nominees to effect these transactions on your behalf.

Procedure if the Original Shares Are Not Registered in Your Name

If your Original Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Original Shares, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on behalf of a registered owner, you must, prior to completing and executing a letter of transmittal, and exchange form either make appropriate arrangements to register ownership of the Original Shares in your name or obtain a properly completed power of attorney or other proper endorsement from the registered holder. We strongly urge you to act immediately since the transfer of registered ownership may take considerable time.

Signature Requirements

If a letter of transmittal, exchange form or any notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Evidence satisfactory to us of their authority to so act must be submitted with such letter of transmittal and exchange form unless waived by us.

Withdrawal Rights

You may withdraw your tender of Original Shares at any time prior to the Expiration Date.

For a withdrawal of tendered Original Shares to be effective, a written notice of withdrawal must be received by the Exchange Agent through your financial intermediary, prior to the Expiration Date.

Any such notice of withdrawal must:

•	specify the name of the person who tendered the Original Shares to be withdrawn;

•	identify the Original Shares to be withdrawn; and

•	be signed by the holder of such Original Shares in the same manner as the original signature on the letter of transmittal and exchange form by which such Original Shares were tendered, or be accompanied by (i) documents of transfer sufficient to have our transfer agent register the transfer of the Original Shares into the name of the person withdrawing such Original Shares, and (ii) a properly completed irrevocable proxy authorizing such person to effect such withdrawal on behalf of such holder.

All questions as to the validity, form and eligibility, including time of receipt, of such notices will be determined by us, and our determination shall be final and binding on all parties. Any Original Shares withdrawn will be considered not to have been validly tendered for exchange for the purposes of the Exchange Offer. Any Original Shares that have been tendered for exchange but that are not exchanged for any reason will be returned to you without cost promptly after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Original Shares may be re-tendered by following one of the procedures described above in “—Procedures for Tendering” at any time on or prior to the Expiration Date.

Transfer Taxes

If you tender Original Shares for exchange, you will not be obligated to pay any transfer taxes unless you instruct us to register your Exchange Shares in a different name or if a transfer tax is imposed for a reason other than the exchange of Original Shares pursuant to this Exchange Offer. If you request that your Original Shares not tendered or not accepted in the Exchange Offer be returned to a different person, you will be responsible for the payment of any applicable transfer tax.

Conditions of the Exchange Offer

Notwithstanding any other provisions of the Exchange Offer, we will not be required to accept for exchange, or to deliver Exchange Shares in exchange for, any Original Shares and may terminate or amend the Exchange Offer, if at any time before the Expiration Date, that acceptance or delivery would violate applicable law or any interpretation of the staff of the SEC.

That condition is for our sole benefit and may be asserted by us regardless of the circumstances giving rise to that condition (except that our action or inaction may not cause a failure of a condition to the Exchange Offer). Our failure at any time to exercise the foregoing rights shall not be considered a waiver by us of that right. Our rights described in the prior paragraph are ongoing rights, which we may assert at any time and from time to time until the expiration of the Exchange Offer.

In addition, we will not accept for exchange any Original Shares tendered, and no Exchange Shares will be delivered in exchange for any Original Shares, if at any time before the Expiration Date any stop order shall be threatened or in effect with respect to the registration statement on Form F-4 to which this prospectus relates. In any of those events we are required to use every reasonable effort to obtain the withdrawal of any stop order as promptly as practicable.

Exchange Agent

We have appointed KBC Securities NV as our Exchange Agent in connection with the Exchange Offer for purposes of obtaining the required documents from our shareholders to tender Original Shares in the Exchange Offer. Computershare, our transfer agent, will act as our agent in connection with the Exchange Offer for purposes of exchanging Original Shares for Exchange Shares. All executed letters of transmittal and exchange forms should be directed to the Exchange Agent through your financial intermediary at its address provided below at: Havenlaan 12 Avenue du Port, B-1080 Brussels, Belgium (telephone number for professional investors: + 32 2 429 3712; telephone number for retail investors: +32 3 283 2970).

Fees and Expenses

We will bear the expenses of soliciting tenders in the Exchange Offer. The principal solicitation for tenders in the Exchange Offer is being transmitted by us. Additional solicitations may be made by our officers, regular employees, and agents in person, by facsimile or by telephone.

We have not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer. We will, however, pay the Exchange Agent reasonable and customary fees for their services and reimburse them for their reasonable and documented out-of-pocket expenses in connection with these services. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable and documented out-of-pocket expenses they incur in forwarding copies of the prospectus, letters of transmittal and related documents to the beneficial owners of the Original Shares and in handling or forwarding tenders for exchange.

We will pay the expenses to be incurred in connection with the Exchange Offer, including fees and expenses of the Exchange Agent, printing, accounting and legal fees. You may be responsible for certain other fees and expenses charged by your financial intermediary. You should consult with your financial intermediary regarding their fees and expenses prior to participating in the Exchange Offer.

Other

Participation in this Exchange Offer is voluntary, and you should carefully consider whether to participate. You are urged to consult your financial and tax advisors in making your own decision as to what action to take.

DESCRIPTION OF THE EXCHANGE SHARES

Exchange Shares are identical to Original Shares, except that Exchange Shares will be subject to a temporary difference in dividend entitlement during the Transition Period and are registered under the Securities Act and, therefore, will not bear legends restricting their transfer. See “Description of Share Capital.”

DESCRIPTION OF SHARE CAPITAL

The following is a description of the material terms of our Articles of Association currently in effect. Because the following is a summary, it does not contain all of the information that you may find useful. For more complete information, see our Articles of Association, a copy of which is attached hereto as an exhibit to the registration statement, of which this prospectus is a part.

Purpose

Our objectives are set forth in Section I, Article 2 of our Articles of Association. Our purpose, as stated therein, is to engage in operations related to maritime transport and shipowning, particularly the chartering in and out, the acquisition and sale of ships, and the opening and operation of regular shipping lines, but is not restricted to these activities.

Issued and Authorized Capitalization

As of January 16, 2015, our issued (and fully paid up) share capital was $142,440,546.45 which is represented by 131,050,666 ordinary shares with no par value. The shareholders’ meeting of February 24, 2014 has authorized the Board of Directors to increase the share capital one or several times by a total maximum amount of $73,000,000 for a period of five years. Taking into account the fractional value of $1.086912 per share, the authorized capital of $73,000,000 allows the Board to issue additionally up to 67,162,750 ordinary shares without future shareholder approval. Upon completion of the Underwritten Public Offering, we expect to have 156,897,737 outstanding ordinary shares (which includes 12,297,071 ordinary shares that we may issue at or following the closing of the Underwritten Public Offering if we exercise our option to force a conversion of our outstanding perpetual convertible preferred equity securities and assumes that the underwriters do not exercise their option to purchase additional ordinary shares in full). We will also have outstanding 250 notes convertible into 1,147,621 ordinary shares at a current conversion price of $21.78 (EUR 15.31).

Share History

On January 10, 2014, we received gross proceeds of $50.0 million upon the issuance of 5,473,571 of our existing ordinary shares in an equity offering at €6.70 per share (based on the USD/EUR exchange rate applied by the European Central Bank of EUR 1.00 per $1.3634 in effect on January 6, 2014). The proceeds of the offering were used to partially finance the purchase price of the Maersk Acquisition Vessels.

On January 13, 2014, we issued 60 perpetual convertible preferred equity securities, each with a denomination of $2.5 million, which are convertible into our existing ordinary shares at the holders’ option. The proceeds of the issuance are being used to strengthen our balance sheet liquidity, to diversify funding sources, and for general corporate and working capital purposes.

On February 6, 2014, we issued 9,459,286 ordinary shares upon the conversion of 30 out of the 60 issued and outstanding perpetual convertible preferred equity securities. The remaining 30 outstanding perpetual convertible preferred equity securities may be converted into ordinary shares at any time at the holders’ option at a price of $7.928715 per share. We have the option to convert our perpetual convertible preferred equity securities if our share price reaches a certain level over a certain period of time and our ordinary shares have been admitted to listing on the New York Stock Exchange or the Nasdaq Stock Exchange. In accordance with the terms of the perpetual convertible preferred equity securities, we may exercise this option and issue up to 9,459,286 ordinary shares relating to the contribution of the principal amount and, at our option, up to 2,837,785 ordinary shares relating to the payment of interest in shares over five years, totaling 12,297,071 shares, at or following the closing of the Underwritten Public Offering upon the conversion of the remaining 30 outstanding perpetual convertible preferred equity securities.

On February 24, 2014, we received gross proceeds of $300.0 million upon the issuance of 32,841,528 of our existing ordinary shares in an equity offering at €6.70 per share (based on the USD/EUR exchange rate applied by the European Central Bank of EUR 1.00 per $1.3634 in effect on January 6, 2014). The proceeds of the offering were used to partially finance the purchase price of the Maersk Acquisition Vessels.

During the period from November 12, 2013 through April 22, 2014, we issued an aggregate of 20,969,473 existing ordinary shares upon conversion of $124,900,000 in aggregate principal amount of 1,249 Convertible Notes due 2018 at the holders’ option. On February 20, 2014, we issued an optional redemption notice and on April 9, 2014, redeemed the last convertible note due 2018 outstanding as of April 2, 2014 for an aggregate of $101,227.78.

On July 14, 2014, we received gross proceeds of $125.0 million upon the issuance of 10,556,808 of our ordinary shares in an underwritten private offering in Belgium mainly to a group of qualified investors at €8.70 per share (or $11.84 per share based on the USD/EUR exchange rate of EUR 1.00 per $1.3610). The proceeds of the offering were used to partially finance the purchase price of the four VLCC Acquisition Vessels.

Concurrently with this Exchange Offer, we plan to offer and sell 13,550,000 of our ordinary shares through the Underwritten Public Offering. This Exchange Offer is not contingent on the successful completion of the Underwritten Public Offering.

Ordinary Shares

Each outstanding ordinary share entitles the holder to one vote on all matters submitted to a vote of shareholders. Each share represents an identical fraction of the share capital and is either in registered or dematerialized form.

During the 90 day period commencing on the closing date of the Underwritten Public Offering, or the “Transition Period,” the ordinary shares offered in the Underwritten Public Offering, together with the ordinary shares offered in this Exchange Offer, and the existing ordinary shares issued in Belgium which are currently trading on the Euronext Brussels will have different dividend rights. If a dividend is declared during the Transition Period, holders of ordinary shares issued in the Underwritten Public Offering and the Exchange Offer would be entitled to receive dividends based only upon the earnings from our operations from and after the date of issuance of such ordinary shares, while holders of existing ordinary shares would be entitled to receive dividends based upon our earnings from and after the date of issuance of the ordinary shares and for all prior periods. Upon the completion of the Transition Period, (i) the ordinary shares issued in the Underwritten Public Offering and the Exchange Shares shall immediately have the same dividend rights as the existing ordinary shares issued in Belgium (including the Original Shares) and (ii) all of the Company’s outstanding ordinary shares (including the Original Shares, the Exchange Shares and the shares issued in the Underwritten Public Offering) shall have the same rights and privileges in all respects. This temporary dividend difference was authorized by our board of directors. The Exchange Offer will expire 60 days after it is commenced. As such, shareholders who participate in the Exchange Offer will receive Exchange Shares that are identical to Original Shares, except that Exchange Shares will be subject to the temporary difference in dividend entitlement during the Transition Period and are registered under the Securities Act and, therefore, will not bear legends restricting their transfer.

Perpetual Convertible Preferred Equity Issues

On January 13, 2014, we issued 60 perpetual convertible preferred securities for net proceeds of $150.0 million, which are convertible into our ordinary shares, at the holders’ option, at any time. The perpetual convertible preferred securities bear interest at 6% during the first five years, which is payable annually in arrears in cash or in shares at our option. On February 6, 2014, we issued 9,459,286 ordinary shares upon the conversion of 30 out of the 60 issued and outstanding perpetual convertible preferred equity securities. The remaining 30 outstanding perpetual convertible preferred equity securities may be converted into ordinary shares at any time at the holders’ option at a price of $7.928715 per share. We have the option to convert our perpetual convertible preferred equity securities if our share price reaches a certain level over a certain period of time and our ordinary shares have been admitted to listing on the New York Stock Exchange or the Nasdaq Stock Exchange. In accordance with the terms of the perpetual convertible preferred equity securities, we may exercise this option and issue up to 9,459,286 ordinary shares relating to the contribution of the principal amount and, at our option, up to 2,837,785 ordinary shares relating to the payment of interest in shares over five years, totaling 12,297,071 shares, at or following the closing of the Underwritten Public Offering upon the conversion of the remaining 30 outstanding perpetual convertible preferred equity securities.

Directors

Our articles of association provide that our Board of Directors shall consist of at least five members. Our Board of Directors currently consists of ten members, two of whom represent the principal shareholders. The articles of association provide that the members of the Board of Directors remain in office for a period not exceeding 4 years and are eligible for re-election. The term of a director comes to an end immediately after the annual shareholders’ meeting of the last year of his term. Directors can be dismissed at any time by the vote of a majority of our shareholders.

The Board of Directors is our ultimate decision-making body, with the exception of the matters reserved for the general shareholders’ meeting as provided by the Belgian Companies Code or by our articles of association.

Shareholder Meetings

The annual general shareholders’ meeting is held annually on the second Thursday of May at 11 a.m. (Central European Time). If this day is a legal holiday, the meeting is held on the preceding business day.

The Board of Directors or the statutory auditor (or, as the case may be, the liquidators) can convene a special or extraordinary general shareholders’ meeting at any time if the interests of the Company so require. Such general meetings must also be convened whenever requested by the shareholders who together represent a fifth of our share capital within three weeks of their request, provided that the reason of convening a special or extraordinary general shareholders’ meeting is given.

In general, there is no quorum requirement for the general shareholders’ meeting and decisions are taken with a simple majority of the votes, except as provided by law on certain matters.

Anti-Takeover Effect of Certain Provisions of Our Articles of Association

Our articles of association contain provisions which may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

For example, a shareholder’s voting rights can be suspended with respect to ordinary shares that give such shareholder the right to voting rights above 5% (or a multiple of 5%) of the total number of voting rights attached to our ordinary shares on the date of the relevant general shareholder’s meeting, unless we and the Belgian Financial Services and Markets Authority, or the FSMA, have been informed at least 20 days prior to the date of the relevant general shareholder’s meeting in which the holder wishes to vote. In addition, our board of directors is authorized in our articles of association to (i) increase the Company’s capital within the framework of the authorized capital with a maximum amount of USD 73,000,000 and (ii) buy back and sell the Company’s own shares. These authorizations may be used by the board of directors in the event of a hostile takeover bid.

Transfer Agent

The registrar and transfer agent for our ordinary shares is Computershare Trust Company, N.A.

CERTAIN BELGIAN COMPANY CONSIDERATIONS

Our corporate affairs are governed by our articles of association and by the Belgian Companies Code. You should be aware that the Belgian Companies Code differs in certain material respects from the laws generally applicable to U.S. companies incorporated in the State of Delaware. Accordingly, you may have more difficulty protecting your interests under Belgian law in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction, such as the State of Delaware. The following table provides a comparison between the statutory provisions of the Belgian Companies Code and the Delaware General Corporation Law relating to shareholders’ rights.

Belgium	Delaware

Shareholder Meetings and Voting Rights

An annual shareholders’ meeting will be held at such times and places as designated in the articles of association, or if not so designated, as determined in the notice for the meeting.	Shareholder meetings may be held at such times and places as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the Board of Directors.

Special or extraordinary meetings of shareholders may be called by the Board of Directors or the statutory auditor (or liquidators, if appropriate) or must be called when one or more shareholders holding at least one-fifth of the share capital so demands.	Special meetings of the shareholders may be called by the Board of Directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Notices of meetings must be published in the Belgian State Gazette, in another nationally published newspaper, and on the website of the company at least 30 days prior to the meeting date. Notices must be delivered by letter to the holders of registered shares, registered warrants and registered bonds and to directors and the statutory auditor at least 30 days prior to the meeting date. Meeting notices and related documentation, including Board of Directors and auditor reports, must be published on the company’s website.

Notices of meetings must contain the agenda items of the meeting and any proposed resolutions to be submitted at the meeting. One or more shareholders holding jointly 3% or more of a company’s registered capital may request items to be added to the agenda and submit proposed resolutions.

Written notice shall be given not less than 10 nor more than 60 days before the meeting. Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

In general, meetings must be held in Belgium. Extraordinary shareholders’ meeting before a Belgian notary public must be held in Belgium.	Shareholder meetings may be held within or without the State of Delaware.

Unless otherwise provided for in the articles of association of a company, shareholders may take action by written consent of all shareholders.	Any action required to be taken by a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Transactions with Significant Shareholders

Conflicts of interest procedures apply at the board level, not at the level of the shareholders.

In the case of intragroup conflicts of interest involving a Belgian listed company (i.e., decisions or actions that relate to the relationship between a listed company and a company associated with such listed company, such as a company controlled by the listed company or which has control over the listed company), with the exception of its subsidiaries, or between a subsidiary of a listed company and a company associated with such subsidiary which is itself not a subsidiary of the former subsidiary, any decision or action must first be assessed by a committee of three independent directors, assisted by one or more independent experts appointed by the committee. The board is not obligated to follow the advice of the independent committee, however, in case the advice is deviated from, such deviations must be noted in the minutes of the meeting that decides on the matter. In addition, the statutory auditor of the company must assess the information in the advice of the independent committee and in the minutes. The advice of the independent committee, the minutes and the opinion of the auditor must be published in the annual report of the company. Following decisions or actions are exempt from the procedure set forth in Article 524 of the Belgian Companies Code: (i) common decisions or actions under conditions that are at arm’s length, and (ii) decisions or actions that represent less than 1% of the company’s net assets.

Subject to certain exceptions and conditions, a corporation may not enter into a business combination with an interested shareholder for a period of three years from the time the person became an interested shareholder without prior approval from shareholders holding at least 66 2/3% of the corporation’s outstanding voting stock which is not owned by such interested shareholder.

Any director who has a direct or indirect personal financial interest in a decision or transaction within the powers of the Board of Directors must disclose this interest to the other directors before the board takes any action. The interested director must notify the statutory auditor of the conflict. The director may neither participate in the deliberation nor vote on the decision or transaction at issue. The company’s annual report must contain an excerpt from the minutes of the meeting of the Board of Directors describing the financial impact of the matter and justifying the decision of the board. The auditors’ report must contain descriptions of the financial impact on the company of each board decision regarding a director conflict of interest.

Dissenters’ Rights of Appraisal

No such rights are provided for under Belgian law.	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is the offered consideration.

Shareholders’ Suits

An actio mandati, a derivative suit instituted on behalf of a company by its shareholders against the company’s directors for breaches of the law, the articles of association or faults in their management are generally available to shareholders. The decision to bring a suit must be made by the vote at a shareholders’ meeting of a simple majority unless a company’s articles of association provide differently.

Minority shareholders are permitted to bring a suit against the company’s directors on behalf of the company provided that (i) such shareholders jointly hold at least 1% of the outstanding shares of the company or hold at least EUR 1,250,000.00 of the company’s capital on the date on which release from liability is granted to a director and (ii) the shareholders instituting the suit voted against the release from liability, abstained from voting or were not present at the relevant meeting at which a director’s release from liability was decided.

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter developed upon such shareholder by operation of law.

Indemnification of Directors and Officers

A company may indemnify its directors for liability incurred in the performance of their duties, but may not indemnify its directors for any liability towards the company itself, or liability with respect to fraud, willful misconduct or intentional fault, or for criminal charges against a director personally.

Any undertaking to indemnify directors for liability must be in the best interest of the company.

A corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (i) such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his conduct was unlawful.

Directors

The Board of Directors must consist of at least three members (except in the event that there are no more than two shareholders, in which case the Board of Directors may consist of two members).	The Board of Directors must consist of at least one member.

Number of directors shall be fixed in a manner provided in the articles of association. If no number is specified therein, the number of directors is decided at a shareholders’ meeting in accordance with the provisions of the articles of association on this matter, if any. Any deviation from a stipulated minimum or maximum number of directors may only be made by amendment of the articles of association.	Number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

Duties of Directors

The relationship between the company and its directors is of a contractual nature. Directors have a fundamental duty to exercise their mandate in the best interests of the company, which also includes the collective financial interests of the company’s shareholders.	The business and affairs of a corporation are managed by or under the direction of its Board of Directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders.

Disclosure of Significant Shareholdings

In accordance with a May 2, 2007 Belgian law and the Royal Decree of February 14, 2008 relating to disclosure of major holdings in issuers whose shares trade on a regulated market, any natural or legal person who, directly or indirectly, acquires voting securities of an issuer must notify the issuer and the Belgian Financial Services and Markets Authority of the number and proportion of existing voting rights of the issuer held as a result of the acquisition when the voting rights attached to the securities reach 5% or more of the total existing voting rights.

Notification is also required in the event of a direct or indirect acquisition of voting securities where, as a result of an acquisition, the proportion of voting rights held reaches or exceeds 10%, 15%, 20%, and so on, by increments of 5%, of the total existing voting rights. Similar notification is required in the event of a direct or indirect disposal of voting securities where as a result of the disposal, the proportion of voting rights held falls below an incremental 5% threshold.

Mandatory Bids

Belgium implemented the Thirteenth Company Law Directive (European Directive 2004/25/EC of 21 April 2004) by the Belgian Law of April 1, 2007 on public takeover bids (the “Takeover Law”) and the Belgian Royal Decree of 27 April 2007 on public takeover bids (the “Takeover Royal Decree”). Pursuant to the Takeover Law, a mandatory bid will need to be launched on all our shares (and our other securities giving access to voting rights) if a person, as a result of its own acquisition or the acquisition by persons acting in concert with it or by persons acting for their account, directly or indirectly holds more than 30% of our shares.

Public takeover bids on shares and other securities giving access to voting rights (such as, warrants or any convertible bonds) are subject to supervision by the Belgian Financial Services and Markets Authority. Public takeover bids must be made for all of our shares, as well as for all our other securities giving access to voting rights. Prior to making a bid, a bidder must publish a prospectus, approved by the Belgian Financial Services and Markets Authority prior to publication.

TAXATION

U.S. Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax considerations that are relevant to the Exchange Offer and the ownership of our ordinary shares. This discussion does not purport to deal with the tax consequences of owning ordinary shares to all categories of investors, some of which, such as banks, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect the mark-to-market method of accounting for their securities, investors whose functional currency is not the United States dollar, investors that are or own our ordinary shares through partnerships or other pass-through entitles, investors that own, actually or under applicable constructive ownership rules, 10% or more of our ordinary shares, persons that will hold the ordinary shares as part of a hedging transaction, “straddle” or “conversion transaction,” persons who are deemed to sell the ordinary shares under constructive sale rules and persons who are liable for the alternative minimum tax may be subject to special rules. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. This discussion deals only with holders who exchange their shares in connection with this Exchange Offer and hold the ordinary shares as a capital asset. The discussion below is based, in part, on the description of our business as described herein and assumes that we conduct our business as described herein. Unless otherwise noted, references in the following discussion to the “Company,” “we” and “us” are to Euronav NV and its subsidiaries on a consolidated basis.

Taxation of Exchange Offer

A U.S. Holder will not recognize gain or loss for U.S. federal income tax purposes on the exchange of Original Shares for Exchange Shares pursuant to the Exchange Offer. A U.S. Holder’s tax basis in his Exchange Shares will equal his tax basis in the Original Shares. A U.S. Holder’s holding period for U.S. federal income tax purposes of the Exchange Shares will include his holding period of the Original Shares.

A Belgian resident should not be deemed to recognize a gain or loss for Belgian income tax purposes on the exchange of Original Shares for Exchange Shares pursuant to the Exchange Offer. A Belgian resident’s tax basis in his Exchange Shares should equal his tax basis in the Original Shares. A Belgian tax resident’s holding period for Belgian income tax purposes of the Exchange Shares should include his holding period of the Original Shares.

United States Federal Income Taxation of the Company

Taxation of Operating Income: In General

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.

In the absence of exemption from tax under Section 883 of the Code or an applicable U.S. income tax treaty, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from U.S. Federal Income Taxation

Under the U.S.-Belgium income tax treaty (the “Belgian Treaty”), we will be exempt from U.S. federal income tax on our U.S.-source shipping income if (1) we are resident in Belgium for Belgian income tax purposes and (2) we satisfy one of the tests under the Limitation on Benefits Provision of the Belgian Treaty. Prior to the Underwritten Public Offering, we have taken the position that we qualify for exemption under the Belgian Treaty. We may continue to satisfy the requirements for exemption under the Belgian Treaty after the Underwritten Public Offering. Alternatively, we may qualify for exemption under Section 883, as discussed below.

Under Section 883 of the Code and the regulations there under, we will be exempt from U.S. federal income tax on our U.S.-source shipping income if:

(1)	we are organized in a foreign country, or our country of organization, that grants an “equivalent exemption” to corporations organized in the United States; and

(2)	either

(A)	more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, which we refer to as the “50% Ownership Test,” or

(B)	our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test”.

Each of the jurisdictions where our ship-owning subsidiaries are incorporated, each grant an “equivalent exemption” to U.S. corporations. Therefore, we will be exempt from U.S. federal income tax with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

After the Underwritten Public Offering, it will be difficult for us to satisfy the 50% Ownership Test due to the widely-held nature of our stock. Our ability to satisfy the Publicly-Traded Test is discussed below.

Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. After the Underwritten Public Offering, our ordinary shares, which constitute our sole class of issued and outstanding stock, will continue to be “primarily traded” on the NYSE.

Under the Treasury Regulations, our ordinary shares will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market which we refer to as the listing threshold. After the Underwritten Public Offering, ordinary shares, our sole class of stock, will be listed on the NYSE and therefore we will satisfy the listing requirement.

It is further required that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock be traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, which we refer to as the “trading frequency test”; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, which we refer to as the “trading volume test”. We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our ordinary shares, such class of stock is traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of our stock will not be considered to be “regularly traded” on an established securities market for any taxable year if 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of the outstanding shares of such class of stock, which we refer to as the “5 Percent Override Rule.”

For purposes of being able to determine the persons who own 5% or more of our stock, or “5% Shareholders,” the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as having a 5% or more beneficial interest in our ordinary shares. The Treasury Regulations further provide that an investment company identified on a SEC Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for such purposes.

In the event the 5 Percent Override Rule is triggered, the Treasury Regulations provide that the 5 Percent Override Rule will not apply if we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are considered to be qualified shareholders for purposes of Section 883 of the Code to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of each class of our stock for more than half the number of days during such year.

After the Underwritten Public Offering, we expect that we and each of our subsidiaries will qualify for exemption under Section 883 of the Code. However, there is a risk that our 5% Stockholders may own 50% or more of our ordinary shares. In such scenario, we would be subject to the 5% Override Rule unless we can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are qualified stockholders for purposes of Section 883 of the Code to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of our ordinary shares for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Stockholders that are qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. These requirements are onerous and there is no assurance that we will be able to satisfy them.

Taxation in the Absence of Exemption under Section 883 of the Code

To the extent the benefits of Section 883 of the Code are unavailable, our U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the “4% gross basis tax regime”. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the exemption under Section 883 of the Code are unavailable and our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such U.S. trade or business.

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•	substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not currently have, nor intend to have or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

U.S. Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883 of the Code, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

United States Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a United States person for United States federal income tax purposes.

If a partnership holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our ordinary shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our ordinary shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in the holder’s ordinary shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our ordinary shares will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our ordinary shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holders at preferential tax rates provided that (1) either we qualify for the benefits of the Belgian Treaty (which we expect to be the case) or the ordinary shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange, on which our ordinary shares will be listed after the Underwritten Public Offering); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed below); (3) the U.S. Non-Corporate Holder has owned the ordinary shares for more than 60 days in the 121-day period beginning 60 days before the date on which the ordinary shares become ex-dividend (and has not entered into certain risk limiting transactions with respect to such ordinary share); and (4) the U.S. Non-Corporate Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar related property. There is no assurance that any dividends paid on our ordinary shares will be eligible for these preferential tax rates in the hands of a U.S. Non-Corporate Holder.

As discussed below, our dividends may be subject to Belgian withholding taxes. A U.S. Holder may elect to either deduct his share of any foreign taxes paid with respect to our dividends in computing his Federal taxable income or treat such foreign taxes as a credit against U.S. federal income taxes, subject to certain limitations. No deduction for foreign taxes may be claimed by an individual who does not itemize deductions. Dividends paid with respect to our ordinary shares will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes. The rules governing foreign tax credits are complex and U.S. Holders are encouraged to consult their tax advisors regarding the applicability of these rules in a U.S. Holder’s specific situation.

Special rules may apply to any “extraordinary dividend” generally, a dividend paid by us in an amount which is equal to or in excess of ten percent of a U.S. Non-Corporate Holder’s adjusted tax basis (or fair market value in certain circumstances) in a share of ordinary shares paid by us. If we pay an “extraordinary dividend” on our ordinary shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such ordinary shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Ordinary Shares

Subject to the discussion of passive foreign investment companies below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our ordinary shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares. The U.S. Holder’s initial tax basis in its shares generally will be the U.S. Holder’s purchase price for the shares and that tax basis will be reduced (but no below zero) by the amount of any distributions on the shares that are treated as non-taxable returns of capital (as discussed above under “– United States Federal Income Taxation of U.S. Holders – Distributions”). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or PFIC for United States federal income tax purposes. In general, a foreign corporation will be treated as a PFIC with respect to a United States shareholder in such foreign corporation, if, for any taxable year in which such shareholder holds stock in such foreign corporation, either:

•	at least 75 percent of the corporation’s gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50 percent of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether a foreign corporation is a PFIC, it will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25 percent of the value of the subsidiary’s stock.

Income earned by a foreign corporation in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless the foreign corporation is treated under specific rules as deriving its rental income in the active conduct of a trade or business or receiving the rental income from a related party.

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, PFIC with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. In addition, we have received an opinion from our counsel Seward & Kissel LLP that, based on the current and anticipated valuation of our assets, including goodwill, and the composition of our income and assets, we should not be treated as a PFIC for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding our assets and income to our counsel. While we believe these representations, valuations and projections to be accurate, no assurance can be given that they will continue to be accurate. Moreover, we have not sought, and we do not expect to seek, a ruling from the Internal Revenue Service, or the IRS, on this matter. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our ordinary shares, as discussed below.

If we were to be treated as a PFIC for any taxable year, a U.S. Holder would be required to file an annual report with the IRS for that year with respect to such U.S. Holder’s ordinary shares.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the ordinary shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the ordinary shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our ordinary shares. A U.S. Holder would make a QEF election with respect to any year that our company is a PFIC by filing IRS Form 8621 with his United States federal income tax return. If we were aware that we or any of our subsidiaries were to be treated as a PFIC for any taxable year, we would, if possible, provide each U.S. Holder with all necessary information in order to make the QEF election described above. If we were to be treated as a PFIC, a U.S. Holder would be treated as owning his proportionate share of stock in each of our subsidiaries which is treated as a PFIC and such U.S. Holder would need to make a separate QEF election for any such subsidiaries. It should be noted that we may not be able to provide such information if we did not become aware of our status as a PFIC in a timely manner.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our ordinary shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. The “mark-to-market” election will not be available for any of our subsidiaries. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the ordinary shares at the end of the taxable year over such holder’s adjusted tax basis in the ordinary shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the ordinary shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his ordinary shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our ordinary shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the ordinary shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. It should be noted that the mark-to-market election would likely not be available for any of our subsidiaries which are treated as PFICs.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our ordinary shares in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period before the taxable year for the ordinary shares), and (2) any gain realized on the sale, exchange or other disposition of our ordinary shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the ordinary shares;

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These rules would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our ordinary shares. If a Non-Electing Holder who is an individual dies while owning our ordinary shares, such holder’s successor generally would not receive a step-up in tax basis with respect to such shares.

United States Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of our ordinary shares that is not a U.S. Holder or an entity treated as a partnership is referred to herein as a “Non-U.S. Holder.”

If a partnership holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our ordinary shares, you are encouraged to consult your tax advisor.

Dividends on Ordinary shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our ordinary shares, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income may be taxable only if it is also attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Ordinary shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our ordinary shares, unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain may be taxable only if it is also attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the ordinary shares, including dividends and the gain from the sale, exchange or other disposition of the ordinary shares that are effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30 percent, or at a lower rate as may be specified by an applicable United States income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if paid to a non-corporate U.S. Holder who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he has failed to report all interest or dividends required to be shown on his federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If a Non-U.S. Holder sells his ordinary shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the Non-U.S. Holder certifies that he is a non-U.S. person, under penalties of perjury, or otherwise establishes an exemption. If a Non-U.S. Holder sells his ordinary shares through a non-United States office of a non-United States broker and the sales proceeds are paid to the Non-U.S. Holder outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a Non-U.S. Holder outside the United States, if the Non-U.S. Holder sells ordinary shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Backup withholding is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer’s income tax liability by filing a refund claim with the IRS.

Individuals who are U.S. Holders (and to the extent specified in applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain United States entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, our ordinary shares, unless the shares are held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, an individual Non-U.S. Holder or a United States entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including United States entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.

Belgian Tax Considerations

In the opinion of Argo Law, our Belgian counsel, the following are the material Belgian income tax considerations relevant to the Exchange Offer and the ownership of our ordinary shares.

Belgium Taxation of the Exchange Offer

Belgian residents or non-residents in Belgium should not be deemed to recognize a gain or loss for Belgian income tax purposes on the exchange of Original Shares for Exchange Shares pursuant to the Exchange Offer.

Belgian Taxation of the Company

This is a summary of certain material Belgian federal income tax consequences of the acquisition, ownership and disposal of shares by an investor, which does not address all tax consequences of the ownership and disposal of shares, and does not take into account the specific circumstances of particular investors, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, shares as a position in a straddle, share-repurchase transaction, conversion transactions, synthetic security or other integrated financial transactions.

A Belgian resident is (i) an individual subject to Belgian personal income tax (i.e. an individual who has his domicile in Belgium or has the seat of his estate in Belgium, or a person assimilated to a Belgian resident), (ii) a company subject to Belgian corporate income tax (i.e. a company that has its registered office, its main establishment or its place of management in Belgium), (iii) an Organization for Financing Pensions, or an OFP, subject to Belgian corporate income tax (i.e., a Belgian pension fund incorporated under the form of an OFP), or (iv) a legal entity subject to the Belgian tax on legal entities (i.e. a legal entity other than a company subject to the corporate income tax that has its registered office, its main establishment or its place of management in Belgium). A Belgian non-resident is a person that is not a Belgian resident.

Investors are encouraged to consult their own advisers as to the tax consequences of the acquisition, ownership and disposal of the shares.

Dividends

For Belgian income tax purposes, the gross amount of all distributions made by the company to its shareholders is generally taxed as dividend, except for the repayment of statutory capital carried out in accordance with the Belgian Companies Code to the extent that the statutory capital qualifies as “fiscal” capital. The fiscal capital includes, in principle, the paid-up statutory capital and, subject to certain conditions, the paid issue premiums and the amounts subscribed to at the time of the issue of profit sharing certificates.

In general, a Belgian withholding tax of (currently) 25% is levied on dividends. In the case of a redemption of shares, the redemption price (after deduction of the part of the paid-up fiscal capital represented by the shares redeemed) will be treated as dividend that is subject to a Belgian withholding tax of 25% unless this redemption is carried out on a stock exchange and meets certain conditions. In the event of liquidation of the Company, a withholding tax of 25% will be levied on any distributed amount exceeding the paid-up fiscal capital.

Belgian tax law provides for certain exemptions from Belgian withholding tax on Belgian source dividends. If there is no exemption applicable under Belgian domestic tax law, the Belgian withholding tax can potentially be reduced for investors who are non-residents pursuant to the treaties regarding the avoidance of double taxation concluded between the Kingdom of Belgium and the state of residence of the non-resident shareholder (see below).

Belgian resident individuals who hold Exchange Shares as a private investment do not have to declare the dividend income in their personal income tax return since 25% Belgian withholding tax has been withheld which is the final tax due. If the dividend income would be declared in the personal income tax return, it will be taxed at 25% or, if lower, at the progressive personal income tax rates applicable to the taxpayer’s overall declared income.

If the dividends are declared in the personal income tax return, the Belgian withholding tax paid can be credited against the final personal income tax liability of the investor and may also be refunded if it exceeds the final income tax liability with at least EUR 2.50, provided that the dividend distribution does not result in a reduction in value of, or capital loss on, the shares. This condition is not applicable if the Belgian individual can demonstrate that he has had full ownership of the shares during an uninterrupted period of 12 months prior to the attribution of the dividends.

Belgian resident individuals who acquire and hold the shares for professional purposes must always declare the dividend income in their personal income tax return and will be taxable at the individual’s personal income tax rate increased with local surcharges. Withholding tax withheld at source may be credited against the personal income tax due and is reimbursable if it exceeds the income tax due with at least EUR 2.50, subject to two conditions: (i) the taxpayer must own the shares in full legal ownership at the time the dividends are paid or attributed, and (ii) the dividend distribution may not result in a reduction in value of or a capital loss on the shares. The latter condition is not applicable if the individual can demonstrate that he has held the full legal ownership of the shares for an uninterrupted period of 12 months prior to the payment or attribution of the dividends.

For Belgian resident companies, the gross dividend income, including the Belgian withholding tax and excluding the foreign withholding tax, if any, must be added to their taxable income, which is, in principle, taxed at the ordinary corporate income tax rate of 33.99%. In certain circumstances lower tax rates may apply.

Belgian resident companies can generally deduct up to 95% of the gross dividend received from the taxable income (“dividend received deduction”), provided that at the time of a dividend payment or attribution: (1) the Belgian resident company holds shares representing at least 10% of the share capital of the company or a participation in the company with an acquisition value of at least EUR 2,500,000; (2) the shares have been held or will be held in full legal ownership for an uninterrupted period of at least one year; and (3) the conditions relating to the taxation of the underlying distributed income, as described in article 203 of the Belgian Income Tax Code are met (together the “Conditions for the application of the dividend received deduction regime”).

For qualifying investment companies and for financial institutions and insurance companies, certain of the aforementioned conditions with respect to the dividend received deduction do not apply.

The Conditions for the application of the dividend received deduction regime depend on a factual analysis and for this reason the availability of this regime should be verified upon each dividend distribution.

The Belgian withholding tax may, in principle, be credited against the corporate income tax and is reimbursable if it exceeds the corporate income tax payable with at least EUR 2.50, subject to the two following conditions: (i) the taxpayer must own the shares in full legal ownership at the time of payment or attribution of the dividends and (ii) the dividend distribution may not give rise to a reduction in the value of, or a capital loss on, the shares. The latter condition is not applicable if the company proves that it held the shares in full legal ownership during an uninterrupted period of 12 months prior to the attribution of the dividends or if, during that period, the shares never belonged to a taxpayer who was not a resident company or who was not a non-resident company that held the shares through a permanent establishment in Belgium.

No Belgian withholding tax will be due on dividends paid by the Company to a resident company provided the resident company owns, at the time of the distribution of the dividend, at least 10% of the share capital of the Company for an uninterrupted period of at least one year and, provided further, that the resident company provides the Company or its paying agent with a certificate as to its status as a resident company and as to the fact that it has owned a 10% shareholding for an uninterrupted period of one year. For those companies owning a share participation of at least 10% in the share capital of the Company for less than one year, the Company will levy the withholding tax but, provided the company certifies its resident status and the date on which it acquired the shareholding, will not transfer it to the Belgian Treasury. As soon as the investor owns the share participation of at least 10% in the capital of the Company for one year, it will receive the amount of this temporarily levied withholding tax.

For Belgian pension funds incorporated under the form of an Organization for Financing Pensions, the dividend income is generally tax-exempt. Subject to certain limitations, any Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due.

The Belgian legal entities will be subject to the Belgian withholding tax on the dividends distributed by the Company. Under the current Belgian tax rules, Belgian withholding tax will represent the final tax liability and the dividends should, therefore, not be included in the tax returns of the legal entities.

For non-resident individuals and companies, the dividend withholding tax will be the only tax on dividends in Belgium, unless the non-resident holds the shares in connection with a business conducted in Belgium through a fixed base in Belgium or a Belgian permanent establishment.

If the shares are acquired by a non-resident in connection with a business in Belgium, the investor must report any dividends received, which will be taxable at the applicable non-resident individual or corporate income tax rate, as appropriate. Belgian withholding tax levied at source may be credited against non-resident individual or corporate income tax and is reimbursable if it exceeds the income tax due with at least EUR 2.50 and subject to two conditions: (1) the taxpayer must own the shares in full legal ownership at the time the dividends are paid or attributed and (2) the dividend distribution may not result in a reduction in value of or a capital loss on the shares. The latter condition is not applicable if (a) the non-resident individual or the non-resident company can demonstrate that the shares were held in full legal ownership for an uninterrupted period of 12 months prior to the payment or attribution of the dividends or (b) with regard to non-resident companies only, if, during the relevant period, the shares have not belonged to a taxpayer other than a resident company or a non-resident company which has, in an uninterrupted manner, invested the shares in a Belgian establishment.

For non-resident companies whose shares are invested in a fixed base in Belgium or Belgian establishment the dividend received deduction will apply on the same conditions as apply for Belgian resident companies.

Belgian tax law provides for certain exemptions from withholding tax on Belgian source dividends distributed to non-resident investors. No Belgian withholding tax is due on dividends paid by the Company to a non-resident organization that is not engaged in any business or other profit making activity and is exempt from income taxes in its country of residence, provided that it is not contractually obligated to redistribute the dividends to any beneficial owner of such dividends for whom it would manage the shares. The exemption will only apply if the organization signs a certificate confirming that it is the full legal owner or usufruct holder of shares, that it is a non-resident that is not engaged in any business or other profit making activity and is exempt from income taxes in its country of residence and that it has no contractual redistribution obligation. The organization must then forward that certificate to the Company or the paying agent.

If there is no exemption applicable under Belgian domestic tax law, the Belgian dividend withholding tax can potentially be reduced for investors who are non-residents pursuant to the treaties regarding the avoidance of double taxation concluded between the Kingdom of Belgium and the state of residence of the non-resident shareholder. Belgium has concluded tax treaties with more than 95 countries, reducing the dividend withholding tax rate to 15%, 10%, 5% or 0% for residents of those countries, depending on conditions related to the size of the shareholding and certain identification formalities.

Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation (the “U.S. – Belgium Treaty”). The U.S. – Belgium Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers, provided that the U.S. taxpayer meets the limitation of benefits conditions imposed by the U.S. – Belgium Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S. – Belgium Treaty. The 5% withholding tax applies in case where the U.S. shareholder is a company which holds at least 10% of the shares in the Company. A 0% Belgian withholding tax applies when the shareholder is a company which has held at least 10% of the shares in the Company during at least 12 months, or is, subject to certain conditions, a U.S. pension fund. The U.S. shareholders are encouraged to consult their own tax advisers to determine whether they can invoke the benefits and meet the limitation of benefits conditions as imposed by the U.S. – Belgium Treaty.

Prospective holders are encouraged to consult their own tax advisers to determine whether they qualify for an exemption or a reduction of the withholding tax rate upon payment of dividends and, if so, the procedural requirements for obtaining such an exemption or a reduction upon the payment of dividends or making claims for reimbursement.

Capital gains and losses

Belgian resident individuals acquiring the shares as a private investment should not be subject to Belgian capital gains tax on the disposal of the shares and capital losses are not tax deductible. However, capital gains realized by a private individual are taxable at 33% (plus local surcharges) if the capital gain is deemed to be realized outside the scope of the normal management of the individual’s private estate. Capital losses incurred in such transactions are generally not tax deductible.

                Capital gains realized by Belgian resident individuals on the disposal of the shares for consideration, outside the exercise of a professional activity, to a non-resident company (or a body constituted in a similar legal form), to a foreign state (or one of its political subdivisions or local authorities) or to a non-resident legal entity, are in principle taxable at a rate of 16.5% (plus local surcharges) if, at any time during the five years preceding the sale, the Belgian resident individual has owned directly or indirectly, alone or with his/her spouse or with certain relatives, a substantial shareholding in the Company (i.e., a shareholding of more than 25% in the Company). This capital gains tax does, in principal, not apply if the shares are transferred to the above-mentioned persons provided that they are established in the European Economic Area (EEA).

Belgian resident individuals who hold shares for professional purposes are taxed at the ordinary progressive income tax rates increased by the applicable local surcharges on any capital gains realized upon the disposal of the shares. If the shares were held for at least five years prior to such disposal, the capital gains tax would, however, be levied at a reduced rate of 16.5% (plus local surcharges). Losses on shares incurred by such an investor are tax deductible.

Belgian resident companies are normally not subject to Belgian capital gains taxation on gains realized upon the disposal of the shares provided that (i) the conditions relating to the taxation of the underlying distributed income in the framework of the dividend received deduction, as described in article 203 of the Belgian Income Tax Code, are satisfied, and (ii) that the shares have been held in full legal ownership for an uninterrupted period of at least one year, except for companies which do not qualify as a small-and-medium sized company as any realized capital gain will be taxed at 0.412%.

If the holding condition mentioned under (ii) is not met (but the condition relating to the taxation of the underlying distributed income mentioned under (i) is met) then the capital gain will be taxable at a separate corporate income tax rate of 25.75%. If the condition mentioned under (i) would not be met, the capital gains realized will be taxable at the ordinary corporate income tax rate of principally 33.99%.

Capital losses on shares are, in principle, not tax deductible. However, shares held in the trading portfolios of qualifying credit institutions, investment enterprises and management companies of collective investment undertakings are subject to a different regime. In general, the capital gains on such shares are taxable at the corporate income tax rate of 33.99% and capital losses on such shares are tax deductible. Internal transfers to and from the trading portfolio are assimilated to a realization.

Belgian pension funds incorporated under the form of an OFP are, in principle, not subject to Belgian capital gains taxation on the disposal of the shares, and capital losses are not tax deductible.

Belgian resident legal entities subject to the legal entities income tax are, in principle, not subject to Belgian capital gains taxation on the disposal of the shares, except in the case of the transfer of a substantial shareholding to an entity established outside the EEA (see the sub-section regarding Belgian resident individuals above).

Capital losses on shares incurred by Belgian resident legal entities are not tax deductible.

Capital gains realized on the shares by a Belgian non-resident individual that has not acquired the shares in connection with a business conducted in Belgium through a fixed base in Belgium or a Belgian permanent establishment are generally not subject to taxation, unless the gain is deemed to be realized outside the scope of the normal management of the individual’s private estate. In such an event the gain is subject to a final professional withholding tax of 30.28%. However, Belgium has concluded tax treaties with more than 95 countries which generally provide for a full exemption from Belgian capital gain taxation on such gains realized by residents of those countries. Capital losses are principally not tax deductible.

Belgian Tax on Stock Exchange Transactions

A stock market tax is normally levied on the purchase and the sale and on any other acquisition and transfer for consideration in Belgium of shares through a professional intermediary established in Belgium on the secondary market, or “secondary market transactions.” The tax is due by both the transferor and the transferee separately. The applicable rate amounts to 0.27% of the consideration paid but with a cap of 800 euros per transaction and per party.

Belgian non-residents who purchase or otherwise acquire or transfer, for consideration, shares in Belgium for their own account through a professional intermediary may be exempt from the stock market tax if they deliver a sworn affidavit to the intermediary in Belgium confirming their non-resident status.

In addition to the above, no stock market tax is payable by: (i) professional intermediaries described in Article 2, 9° and 10° of the Law of August 2, 2002 acting for their own account, (ii) insurance companies described in Article 2, §1 of the Law of July 9, 1975 acting for their own account, (iii) professional retirement institutions referred to in Article 2, 1° of the Law of October 27, 2006 relating to the control professional retirement institutions acting for their own account, or (iv) collective investment institutions acting for their own account.

Application of the tonnage tax regime to the Company

The Belgian Ministry of Finance approved our application on October 23, 2013 for beneficial tax treatment of certain of our vessel operations income.

Under this Belgian tax regime, our taxable basis is determined on a lump-sum basis (which is, on the basis of the tonnage of the vessels it operates), rather than on the basis of our accounting results, as adjusted, for Belgian corporate income tax purposes. This tonnage tax regime was initially granted for 10 years, and was renewed for an additional 10-year period in 2013.

Certain of our subsidiaries that were formed in connection with our acquisition of the Maersk Acquisition Vessels are subject to the ordinary Belgian corporate income tax regime, however, which benefit from a tax investment allowance due to the acquisition. However, we have decided to apply for the Belgian tonnage tax regime for those subsidiaries.

Potential Application of Article 228, §3 ITC

Under a strict reading of Article 228, §3 of the Belgian Income Tax Code 1992 (“ITC”), capital gains realized on shares by non-residents could be subject to Belgian taxation, levied in the form of a professional withholding tax, if the following three conditions are cumulatively met: (i) the capital gain would have been taxable if the non-resident were a Belgian tax resident, (ii) the income is “borne by” a Belgian resident or by a Belgian establishment of a foreign entity (which would, in such a context, mean that the capital gain is realized upon a transfer of shares to a Belgian resident or to a Belgian establishment of a foreign entity, together a “Belgian Purchaser”), and (iii) Belgium has the right to tax such capital gain pursuant to the applicable double tax treaty, or, if no such tax treaty applies, the non-resident does not demonstrate that the capital gain is effectively taxed in its state of residence. However, it is unclear whether a capital gain included in the purchase price of an asset can be considered to be “borne by” the purchaser of the asset within the meaning of the second condition mentioned above. Furthermore, applying this withholding tax would require that the Belgian Purchaser is aware of (i) the identity of the non-resident (to assess the third condition mentioned above), and (ii) the amount of the capital gain realized by the non-resident (since such amount determines the amount of professional withholding tax to be levied by the Belgian Purchaser). Consequently, the application of this professional withholding tax on transactions with respect to the shares occurring on the stock exchange would give rise to practical difficulties as the seller and purchaser typically do not know each other. In addition to these uncertainties, the parliamentary documents of the law that introduced Article 228, §3 ITC support the view that the legislator did not intend for Article 228, §3 ITC to apply to a capital gain included in the purchase price of an asset, but only to payments for services. On July 23, 2014, formal guidance on the interpretation of article 228, §3 ITC has been issued by the Belgian tax authorities (published in the Belgian Official Gazette on July 23, 2014). The Belgian tax authorities state therein that article 228, §3 ITC only covers payments for services, as a result of which no professional withholding tax should apply to capital gains realized by non-residents in the situations described above. It should, however, be noted that a formal guidance issued by the tax authorities does not supersede and cannot amend the law if the latter is found to be sufficiently clear in itself. Accordingly, in case of dispute, it cannot be ruled out that the interpretation of article 228, §3 ITC made by the tax authorities in their formal guidance is not upheld by the competent courts.

Other Income Tax Considerations

In addition to the income tax consequences discussed above, we may be subject to tax in one or more other jurisdictions where we conduct activities. The amount of any such tax imposed upon our operations may be material.

PLAN OF DISTRIBUTION

The following requirements apply only to broker-dealers. If you are not a broker-dealer as defined in Section 3(a)(4) and Section 3(a)(5) of the Exchange Act, these requirements do not affect you.

Each broker-dealer that receives Exchange Shares for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Shares. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Shares received in exchange for Original Shares where such Original Shares were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 120 days from the last date on which Original Shares are accepted for exchange, we will amend or supplement this prospectus, if requested by any broker-dealer for use in connection with any resale of Exchange Shares received in exchange for Original Shares.

We will not receive any proceeds from any sale of Exchange Shares by broker-dealers.

Exchange Shares received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Shares or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any Exchange Shares.

Any broker-dealer that resells Exchange Shares that were received by it for its own account in the Exchange Offer and any broker or dealer that participates in a distribution of those Exchange Shares may be deemed to be an “underwriter” within the meaning of the Securities Act. Any profit on any resale of Exchange Shares and any commissions or concessions received by any of those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of up to 120 days from the last date on which Original Shares are accepted for exchange, we will promptly send additional copies of this prospectus and any amendment or supplement to the prospectus to any broker-dealer that requests those documents. We have agreed to pay all expenses incident to the Exchange Offer, other than commissions or concessions of any brokers or dealers.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of Belgium as a corporation. Belgium has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent.

Most of our directors and officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our directors or officers or our subsidiaries or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and we have appointed Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004, to accept service of process on our behalf in any such action.

Argo Law, our counsel as to Belgian law, has advised us that there is uncertainty as to whether the courts of Belgium would (1) recognize or enforce against us or our directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws; or (2) impose liabilities against us or our directors and officers in original actions brought in Belgium, based on these laws.

LEGAL MATTERS

Matters relating to United States law will be passed upon for us by Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004. The validity of the ordinary shares and certain other matters relating to Belgian law will be passed upon for us by Argo Law, De Keyserlei 5, Box 15, 2018 Antwerp, Belgium.

EXPERTS

The consolidated financial statements of Euronav NV as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, have been included herein in reliance upon the report of KPMG Bedrijfsrevisoren – Réviseurs d’ Entreprises (KPMG), independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. KPMG is located at 24D, Prins Boudewijnlaan, 2550 Kontich, Belgium.

This prospectus has been reviewed by Drewry Shipping Consultants Ltd., or Drewry, 15-17 Christopher Street, London, EC2A 2BS, UK. The section in this prospectus entitled “The International Oil Tanker Shipping Industry” and the data specifically attributed to Drewry under the sections entitled “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” have been supplied by Drewry, which has confirmed to us that this prospectus and such sections accurately describe, to the best of its knowledge, the oil tanker shipping industry, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus.

The section in this prospectus entitled “Overview of the Offshore Oil and Gas Industry” has been supplied by Energy Maritime Associates Pte Ltd., which has confirmed to us that this prospectus and such section accurately describes, to the best of its knowledge, the offshore oil and gas industry, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Commission a registration statement on Form F-4 regarding our ordinary shares. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the ordinary shares offered in this prospectus, you may wish to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the Commission at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates or from the Commission’s web site on the Internet at http://www.sec.gov free of charge. Please call the Commission at 1-800-SEC-0330 for further information on public reference room. You may request a free copy of the above-mentioned filing by writing or telephoning us at the following address: Euronav NV, De Gerlachekaai 20, 2000 Antwerpen Belgium, Tel: 011-32-3-247-4411.

Upon completion of our Underwritten Public Offering, we will be subject to the information requirements of the Securities Exchange Act of 1934, and, in accordance therewith, we will be required to file with the Commission annual reports on Form 20-F within four months of our fiscal year-end, and provide to the Commission other material information on Form 6-K. These reports and other information may be inspected and copied at the public reference facilities maintained by the Commission or obtained from the Commission’s website as provided above. We expect to make our periodic reports and other information filed with or furnished to the Commission available, free of charge, through our website on the Internet at http://www.euronav.com, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the Commission.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 6-K. However, we intend to furnish or make available to our shareholders annual reports containing our audited consolidated financial statements prepared in accordance with IFRS and make available to our shareholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year. Our annual report will contain a detailed statement of any transactions between us and our related parties.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OF

EURONAV NV

Index to Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Interim Statement of Financial Position as of September 30, 2014 and December 31, 2013	F-2

Unaudited Condensed Consolidated Interim Statement of Profit or Loss for the nine month periods ended September 30, 2014 and 2013	F-3

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income for the nine month periods ended September 30, 2014 and 2013	F-4

Unaudited Condensed Consolidated Interim Statement of Changes in Equity for the nine month periods ended September 30, 2014 and 2013	F-5

Unaudited Condensed Consolidated Interim Statement of Cash Flows for the nine month periods ended September 30, 2014 and 2013	F-6

Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-7

EURONAV NV

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

as of September 30, 2014 and December 31, 2013

	September 30, 2014	December 31, 2013
	in thousands of U.S.$
ASSETS
NON-CURRENT ASSETS	2,362,322	1,728,993

Property, plant and equipment	2,092,080	1,445,433
Vessels (Note 8)	2,049,289	1,434,800
Other tangible assets (Note 8)	790	633
Prepayments (Note 8)	42,001	10,000
Intangible assets	25	32
Financial assets	251,806	259,535
Investments	1	1
Receivables	251,805	259,534
Investments in equity accounted investees	17,684	23,113
Deferred tax assets (Note 14)	727	880

CURRENT ASSETS	399,672	191,768

Trade and other receivables (Note 15)	205,129	95,913
Current tax assets	1	36
Cash and cash equivalents	105,542	74,309
Non-current assets held for sale (Note 6)	89,000	21,510

TOTAL ASSETS	2,761,994	1,920,761

EQUITY and LIABILITIES
EQUITY	1,476,228	800,990

Equity attributable to owners of the Company	1,476,228	800,990
Share capital (Note 9)	142,441	58,937
Share premium (Note 9)	941,770	365,574
Translation reserve	504	946
Hedging reserve (Note 9)	—	(1,291)
Treasury shares (Note 9)	(46,062)	(46,062)
Retained earnings	362,575	422,886
Other equity (Note 9)	75,000	—

NON-CURRENT LIABILITIES	903,920	874,979

Loans and borrowings	896,279	835,908
Bank loans (Note 11)	685,247	710,086
Convertible and other Notes (Note 11)	211,032	125,822
Other payables (Note 12)	—	31,291
Employee benefits	1,761	1,900
Amounts due to equity-accounted joint ventures	5,880	5,880

CURRENT LIABILITIES	381,846	244,792

Trade and other payables (Note 12)	136,777	107,094
Tax liabilities	97	21
Bank loans (Note 11)	222,074	137,677
Convertible and other Notes (Note 11)	22,898	—

TOTAL EQUITY and LIABILITIES	2,761,994	1,920,761

The accompanying notes on pages F-7 to F-24 are an integral part of these condensed consolidated interim financial statements

EURONAV NV

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS

for the nine month periods ended September 30, 2014 and 2013

	September 30, 2014	September 30, 2013
	in thousands of U.S.$
Revenue (Note 7)	329,119	224,327
Gains on disposal of vessels/other tangible assets (Note 6)	8,776	—
Other operating income	6,558	10,204
Expenses for shipping activities	(203,865)	(154,593)
Losses on disposal of vessels (Note 6)	—	(215)
Impairment on non-current assets held for sale (Note 6)	(7,416)	—
Depreciation tangible assets (Note 8)	(113,045)	(102,378)
Depreciation intangible assets	(14)	(70)
Employee benefits	(15,021)	(10,071)
Other operating expenses	(13,258)	(8,268)

Result from operating activities	(8,166)	(41,064)

Finance income	1,594	1,351
Finance expenses (Note 11)	(57,489)	(40,485)

Net finance expense	(55,895)	(39,134)
Share of profit(loss) of equity accounted investees (net of income tax)	22,294	13,887

Profit(loss) before income tax	(41,767)	(66,311)

Income tax expense	(94)	(99)
Profit(loss) for the period	(41,861)	(66,410)

Attributable to:
Owners of the Company	(41,861)	(66,410)

Basic earnings per share (in U.S.$) (Note 10)	(0.37)	(1.33)
Diluted earnings per share (in U.S.$) (Note 10)	(0.37)	(1.33)

The accompanying notes on pages F-7 to F-24 are an integral part of these condensed consolidated interim financial statements

EURONAV NV

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

for the nine month periods ended September 30, 2014 and 2013

	September 30, 2014	September 30, 2013
	in thousands of U.S.$
Profit (loss) for the period	(41,861)	(66,410)

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability(asset)	—	—
Items that are or may be reclassified to profit or loss
Foreign currency translation differences	(442)	102
Cash flow hedges—effective portion of changes in fair value	1,291	4,062
Equity-accounted investees—share of other comprehensive income	1,697	2,456

Other comprehensive income for the period, net of tax	2,546	6,620

Total comprehensive income for the period	(39,315)	(59,790)

Attributable to:
Owners of the Company	(39,315)	(59,790)

The accompanying notes on pages F-7 to F-24 are an integral part of these condensed consolidated interim financial statements

EURONAV NV

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

for the nine month period ended September 30, 2014

	Note	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other	Non- controlling interest	Total equity
	in thousands of U.S.$
Balance at January 1, 2013.	—	56,248	353,063	730	(6,721)	(46,062)	509,712	866,970	—	—	866,970

Total comprehensive income for the period	—
Profit (loss) for the period	—	—	—	—	—	—	(66,410)	(66,410)	—	—	(66,410)
Other comprehensive income	—			—	—	—	—
Foreign currency translation differences	—	—	—	102	—	—	—	102	—	—	102
Cash flow hedges—effective portion of changes in fair value	—	—	—	—	4,062		—	4,062	—	—	4,062
Equity-accounted investees, share of other comprehensive income	—	—	—	—	—	—	2,456	2,456	—	—	2,456
Remeasurements of the defined benefit liability(asset)	—	—	—	—	—	—	—	—	—	—	—

Total other comprehensive income	—	—	—	102	4,062	—	2,456	6,620	—	—	6,620

Total comprehensive income for the period	—	—	—	102	4,062	—	(63,954)	(59,790)	—	—	(59,790)

Transactions with owners of the company
Issue of ordinary shares	—	—	—	—	—	—	—	—	—	—	—
Issue and conversion of convertible Notes	—	—	—	—	—	—	(23)	(23)	—	—	(23)
Dividends to equity holders	—	—	—	—	—	—	—	—	—	—	—
Treasury shares	—	—	—	—	—	—	—	—	—	—	—

Total contributions by and distributions to owners	—	—	—	—	—	—	(23)	(23)	—	—	(23)

Total transactions with owners	—	—	—	—	—	—	(23)	(23)	—	—	(23)

Balance at September 30, 2013	—	56,248	353,063	832	(2,659)	(46,062)	445,735	807,157	—	—	807,157

Balance at January 1, 2014	—	58,937	365,574	946	(1,291)	(46,062)	422,886	800,990	—	—	800,990

Total comprehensive income for the period
Profit (loss) for the period	—	—	—	—	—	—	(41,861)	(41,861)	—	—	(41,861)
Other comprehensive income	—
Foreign currency translation differences	—	—	—	(442)	—	—	—	(442)	—	—	(442)
Cash flow hedges—effective portion of changes in fair value	—	—	—	—	1,291	—	—	1,291	—	—	1,291
Equity-accounted investees, share of other comprehensive income	—	—	—	—	—	—	1,697	1,697	—	—	1,697
Remeasurements of the defined benefit liability(asset)	—	—	—	—	—	—	—	—	—	—	—

Total other comprehensive income	—	—	—	(442)	1,291	—	1,697	2,546	—	—	2,546
Total comprehensive income for the period	—	—	—	(442)	1,291	—	(40,164)	(39,315)	—	—	(39,315)

Transactions with owners of the company
Issue of ordinary shares	9	53,119	421,881	—	—	—	(12,558)	462,442	—	—	462,442
Issue and conversion of convertible Notes	9	20,103	89,597	—	—	—	(7,422)	102,278	—	—	102,278
Issue and conversion of perpetual convertible preferred equity	9	10,282	64,718	—	—	—	(3,500)	71,500	75,000	—	146,500
Dividends to equity holders	—	—	—	—	—	—	—	—	—	—	—
Treasury shares	—	—	—	—	—	—	—	—	—	—	—
Equity-settled share-based payment	9	—	—	—	—	—	3,333	3,333	—	—	3,333

Total contributions by and distributions to owners	—	83,504	576,196	—	—	—	(20,147)	639,553	75,000	—	714,553

Total transactions with owners	—	83,504	576,196	—	—	—	(20,147)	639,553	75,000	—	714,553

Balance at September 30, 2014	—	142,441	941,770	504	—	(46,062)	362,575	1,401,228	75,000	—	1,476,228

The accompanying notes on pages F-7 to F-24 are an integral part of these condensed consolidated interim financial statements

EURONAV NV

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

for the nine month periods ended September 30, 2014 and September 30, 2013

	September 30, 2014	September 30, 2013
	in thousands of U.S.$
Profit (loss) for the period	(41,861)	(66,410)
Adjustments for	148,726	127,784
Depreciation of tangible assets (Note 8)	113,045	102,378
Depreciation of intangible assets	14	70
Impairment on non-current assets held for sale (Note 6)	7,415	—
Tax expenses	94	99
Share of profit of equity-accounted investees, net of tax	(22,294)	(13,887)
Net finance expense	55,895	39,133
Capital gain(loss) on disposal of assets (Note 6)	(8,776)	(9)
Equity-settled share-based payment transactions (Note 9)	3,333	—
Changes in working capital requirements	(108,005)	(48,401)
Change in trade receivables	(19,257)	2,356
Change in accrued income	(61,477)	(9,608)
Change in deferred charges	(17,242)	(9,192)
Change in other receivables	(12,503)	10,732
Change in trade payables	1,730	7,734
Change in accrued payroll	(511)	(450)
Change in accrued expenses	14,659	9,000
Change in deferred income	(5,527)	(3,087)
Change in other payables	(7,906)	(55,820)
Change in provisions for employee benefits	29	(66)
Change in non-current trade payables	—	—
Income taxes paid during the period	170	103
Interest paid	(44,716)	(42,198)
Interest received	361	275
Dividends received (Note 4)	9,410	—

Net cash from (used in) operating activities	(35,915)	(28,847)

Acquisition of vessels (Note 8)	(822,499)	—
Proceeds from the sale of vessels (Note 6)	119,280	52,920
Acquisition of other tangible/intangible assets (Note 8)	(122,632)	(207)
Proceeds from the sale of other tangible/intangible assets	8	19
Loans from (to) related parties	29,033	(7,850)
Purchase of subsidiaries, joint ventures & associates net of cash acquired	—	(2,000)

Net cash from (used in) investing activities	(796,810)	42,882

Proceeds from issue of share capital (Note 9)	475,000	—
Transaction costs related to issue of share capital (Note 9)	(12,558)	—
Proceeds from issue of perpetual convertible preferred equity (Note 9)	150,000	—
Transaction costs related to issue perpetual convertible preferred equity (Note 9)	(3,500)	—
Purchase / sale of treasury shares	—	—
Proceeds from new long-term borrowings (Note 11)	860,379	43,000
Repayment of long-term borrowings (Note 11)	(592,776)	(115,121)
Transaction costs related to issue of loans and borrowings	(11,886)	—
Dividends paid (Note 11)	(1)	(3)

Net cash from (used in) financing activities	864,658	(72,124)

Net increase (decrease) in cash and cash equivalents	31,933	(58,089)

Net cash and cash equivalents at the beginning of the period	74,309	113,051
Effect of changes in exchange rates	(700)	(443)
Net cash and cash equivalents at the end of the period	105,542	54,519

The accompanying notes on pages F-7 to F-24 are an integral part of these condensed consolidated interim financial statements

EURONAV NV

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 1—General Information and Basis of preparation

1.    Reporting Entity

Euronav NV (the “Company”) is a company domiciled in Belgium. The address of the Company’s registered office is De Gerlachekaai 20, 2000 Antwerpen, Belgium. The condensed consolidated interim financial statements of the Company comprise the Company and its subsidiaries (together referred to as “Euronav” or the “Group”) and the Group’s interest in associates and joint ventures.

Euronav NV is a fully-integrated provider of international maritime shipping and offshore services engaged in the transportation and storage of crude oil. The Company was incorporated under the laws of Belgium on June 26, 2003, and grew out of three companies that had a strong presence in the shipping industry; Compagnie Maritime Belge NV, or CMB, formed in 1895, Compagnie Nationale de Navigation SA, or CNN, formed in 1938, and Ceres Hellenic formed in 1950. The Company started doing business under the name “Euronav” in 1989 when it was initially formed as the international tanker subsidiary of CNN.

Euronav NV charters its vessels to leading international energy companies. The Company pursues a balanced chartering strategy by employing its vessels on a combination of spot market voyages, fixed-rate contracts and long-term time charters, which typically include a profit sharing component.

2.    Basis of Preparation

These condensed consolidated interim financial statements for the nine months period ended September 30, 2014 have been prepared in accordance with lAS 34 Interim Financial Reporting. They do not include all the information required for a complete set of IFRS annual financial statements and should therefore be read in conjunction with the consolidated financial statements for the year ended December 31, 2013 that have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”), collectively “IFRS”.

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2013.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on October 24 ,2014.

Note 2—Changes in significant accounting policies

A summary of the Company’s significant accounting policies can be found in the Company’s consolidated financial statements for the years ended December 31, 2013, 2012 and 2011.

Except as described below, the accounting policies and calculation methods adopted in the preparation of the condensed consolidated interim financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2013, that have been prepared in accordance with IFRS.

EURONAV NV

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

A number of new standards, amendments to standards and interpretations became effective for annual periods beginning on or after January 1, 2014. None of these had a significant impact on the Group’s condensed consolidated interim financial statements and none have given rise to any restatements of previous periods.

Note 3—Changes in consolidation scope

In comparison to the consolidation scope for the year ended December 31, 2013, two wholly owned subsidiaries (Euronav Shipping NV and Euronav Tankers NV), incorporated in the first quarter of 2014, were included in the consolidation scope. These two subsidiaries became the owner and operator of (part of) the acquired Maersk fleet. (See Note 8)

Note 4—Significant events

On December 16, 2013, the board of directors announced that the Group had raised U.S.$ 150 million via a private placement of a perpetual convertible preferred equity instrument. This instrument was issued on January 13, 2014.

On January 2, 2014 Great Hope Enterprises Ltd, a joint venture in which the Group has a 50% share, delivered the VLCC Ardenne Venture (2004 - 318,658 dwt) to its new owners after the sale announced on November 14, 2013 for U.S.$ 41.7 million. Euronav’s share in the capital gain amounts to U.S.$ 2.2 million and was recognized in the first quarter of 2014 in the share of profit of equity-accounted investees. As a result of this sale, the Group received a dividend of U.S.$ 9.4 million from the joint venture.

On January 7, 2014, the Group sold its oldest double-hulled VLCC Luxembourg (1999 – 299,150 dwt), which was recorded as an asset held for sale at December 31, 2013, for U.S.$ 28 million. The vessel was wholly owned by Euronav. The vessel was delivered on May 28, 2014 to its new owner at which moment the capital gain of U.S.$ 6.4 million was recognized. The net cash proceeds available to Euronav after the mandatory repayment of its debt obligation were U.S.$ 5 million.

On January 3, 2014, the Group signed a contract to acquire fifteen (15) Very Large Crude Carriers (VLCC) from Maersk Tankers Singapore Pte Ltd for a total acquisition price of U.S.$ 980 million payable as the vessels are being delivered. The vessels have an average age of 4 years. The vessels will be operated in the Tankers International VLCC Pool of which Euronav is a founding member.

Each vessel will be sold under the industry standard sale form as a stand-alone asset. On February 20 and 25, 2014 Euronav successfully took delivery of the first two vessels, respectively the Nautilus and Nucleus. In the course of the second quarter of 2014 six vessels were successfully delivered to Euronav, Navarin (May 9), Newton and Sara (June 3), Ilma (June 11), Nautic and Ingrid (June 19). In the course of the third quarter of 2014, six vessels were successfully delivered to Euronav, Nectar and Noble (July 2), Simone (July 7), Neptun (July 17), Sonia (July 22) and Iris (July 29). The Group took delivery of the last vessel, the Sandra, on October 9, 2014. (See Note 17)

The transaction was financed by a U.S.$ 350 million capital increase, a 7-year bond for a total amount of U.S.$ 235.5 million and a U.S.$ 500 million senior secured credit facility.

EURONAV NV

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

The U.S.$ 350 million raise of new capital consisted of a U.S.$ 50 million capital increase under Euronav’s authorized capital, for which 5,473,571 new ordinary shares were issued on January 10, 2014, and a U.S.$ 300 million capital increase which was approved by the extraordinary shareholders’ meeting on February 24, 2014 and which resulted in the creation of 32,841,528 new ordinary shares.

The U.S.$ 235.5 million 7-year bonds were issued on February 4, 2014 to the same investors who participated in the U.S.$ 350 million capital increase. These bonds were issued at 85 per cent of their principal amount and bear interest at a rate of 5.95% per annum for the first year, payable semi-annually in arrears. The interest rate will increase to 8.5% per annum for the second and third year and will increase again to 10.20% per annum from year four until maturity. The bonds are at any time redeemable by Euronav at par.

The U.S.$ 500 million senior secured credit facility was fully underwritten in equal part by DNB Bank ASA (DNB), Nordea Bank Norge ASA (Nordea), and Skandinaviska Enskilda Banken (SEB) and was successfully syndicated on March 25, 2014. The credit facility has a 6-year maturity as from closing the syndication and bears interest at a rate based on LIBOR plus a margin of 2.75%.

On February 5, 2014 Euronav entered into timecharters with Maersk Tankers A/S for a period of 12 months for the VLCC Maersk Hojo and Maersk Hirado, which were delivered to the Group on March 24, 2014 and May 3, 2014 respectively.

On February 6, 2014, 30 of the 60 perpetual convertible preferred equity instruments issued on December 15, 2013, were contributed in kind, resulting in the issuance of 9,459,286 ordinary shares.

In the course of 2014, the majority of the remaining convertible Notes issued in 2013 and maturing in 2018 were converted in new ordinary shares, as the following table illustrates:

	January 10, 2014	January 23, 2014	February 6, 2014	February 25, 2014	March 10, 2014	April 22, 2014
Number of Notes converted	491	97	453	8	47	1
Issued shares	8,163,810	1,679,010	7,841,164	134,808	662,763	14,101

The Group sent out a notice to the holders of convertible Notes issued in 2013 to redeem the outstanding Notes on April 9, 2014. Bondholders retained the ability to exercise the right to convert the Notes up to close of business on April 2, 2014. Only one of the remaining outstanding Notes was not offered for conversion before the cut off date and was therefore redeemed on April 9, 2014.

On February 27, 2014, Euronav bought back 13 bonds of the unsecured convertible Note due in 2015. The face value of each Note is U.S.$ 100,000 and the Group paid an average of U.S.$ 103,445.

On March 1, 2014, Euronav Ship Management Antwerp (ESMA) acquired the complete ship management of the vessel FSO Africa, owned by TI Africa LTD. Her sister vessel FSO ASIA is already in management of ESMA as from the conversion of the vessel into an FSO in 2009. The transition of management was carried out as planned. ESMA will receive a ship management fee for these services.

EURONAV NV

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

In March 2014, the Group agreed to extend the period of the purchase option on the Antarctica (2009 – 315,981 dwt) and the Olympia (2008 – 315,981 dwt) by one month, until April 30, 2014.

In April 2014, the purchase option to buy the Olympia (2008 – 315,981 dwt) and the Antarctica (2009 – 315,981 dwt) was exercised for an aggregate purchase price of U.S.$ 178 million of which U.S.$ 20 million had been received as an option fee deductible from the purchase price back in January 2011. The sale resulted in a combined loss of U.S.$ 7.4 million which was recorded as an impairment on non-current assets held for sale in the second quarter of 2014. The Olympia was delivered to its new owner on September 8, 2014, earlier than expected, resulting in an increased purchase price and a corresponding gain on disposal of assets of U.S.$ 2.4 million which was recorded in the third quarter of 2014. We expect to deliver the Antarctica in January 2015 and the vessel will remain employed under its current time charter contract until its delivery.

On July 8, 2014, the Group entered into a contract to acquire four (4) modern Japanese built Very Large Crude Carriers (VLCC) for a total acquisition price of U.S.$ 342 million payable as the vessels are being delivered (U.S.$ 192.6 million in 2014 and U.S.$ 149.4 million in 2015). The vessels have an average age of 3 years. Each vessel will be sold under the industry standard sale form as a stand-alone asset with deliveries of two of these vessels in the course of the fourth quarter of this year, one vessel in the first quarter of 2015 and the last vessel during the second quarter of 2015. The acquisition of the vessels will be partly financed by a new senior secured credit facility and by funds raised through a private placement of new ordinary shares within the authorized capital. On July 14, 2014, we received gross proceeds of U.S.$ 125 million upon the issuance of 10,556,808 new shares to institutional investors selected through an accelerated book building offering. The remainder will be financed by available cash, other existing liquidity sources and a new U.S.$ 340 million senior secured credit facility which was successfully syndicated on October 13, 2014. (See Note 17)

On July 31, 2014, the Cap Isabella, currently on bareboat charter to the Group, was sold by its owner, Belle Shipholdings Ltd., a company related to Euronav, to a third-party and was delivered to its new owner on October 8, 2014. In the beginning of 2013, the Group had sold the Cap Isabella through a sale and lease back agreement which included a profit sharing mechanism for a future sale by Belle Shipholdings Ltd. This profit amounts to approximately U.S.$ 4.3 million and will be recorded in the fourth quarter of 2014.

On August 5, 2014, Overseas Shipholding Group (“OSG”) announced that it had emerged from Chapter 11 as a newly reorganized company. As a consequence of OSG’s emergence from Chapter 11, the waiver issued by Maersk Oil Qatar (“MOQ”) on November 12, 2012 to the FSO joint venture agreeing not to exercise its rights to terminate the service contracts and subsequently extended to August 31, 2014 has automatically expired and the FSO joint venture and the guarantee provided by the sponsors (OSG and Euronav) are now back in compliance with all aspects of the contracts linked to the FSO operation, including the loan and swap agreements. The OSG’s Chapter 11 filing has had no impact on the continued operations of the FSO joint venture, including the ability of the joint venture to continue to perform its obligations under the existing charters as well as its ability to continue to service its outstanding debt obligations and maintain continued compliance with the covenants under such debt agreements.

EURONAV NV

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

On August 11, 2014, the Group cancelled the time charter out contract on the VLCC Maersk Hakone against a payment of U.S.$ 2.5 million, which was recorded as additional charter hire paid for the nine months ended September 30, 2014.

Note 5—Segment reporting

The Group distinguishes two operating segments: the operation of crude oil tankers on the international markets (tankers) and the floating production, storage and offloading operations (FSO/FpSO). These two divisions operate in completely different markets, where in the latter the assets are tailor made or converted for specific long term projects. The tanker market requires a different marketing strategy as this is considered a very volatile market, contract duration is often less than two years and the assets are to a big extent standardized. The segment profit or loss figures and key assets as set out below are presented to the executive committee on at least a quarterly basis to help the key decision makers in evaluating the respective segments. Equity accounted investees are monitored by the CODM in the same way as the subsidiaries and therefore they are presented according to the proportionate consolidation in the internal reporting instead of using the equity accounting method. The reconciliation between the figures of all segments combined on the one hand and the consolidated statements of financial position and profit or loss on the other hand is presented in a separate column Equity-accounted investees.

EURONAV NV

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

The Group’s internal organizational and management structure does not distinguish any geographical segments.

	For the nine month period ended				For the nine month period ended
	September 30, 2014				September 30, 2013
	Tankers	FSO	Less: Equity- accounted investees	Total	Tankers	FSO	Less: Equity- accounted investees	Total
	in thousands of U.S.$
Revenue	355,722	47,966	74,569	329,119	248,583	47,660	71,916	224,327
Profit(loss) before income tax	(63,913)	22,146	—	(41,767)	(88,311)	22,000	—	(66,311)

	September 30, 2014				December 31, 2013
	Tankers	FSO	Less: Equity- accounted investees	Total	Tankers	FSO	Less: Equity- accounted investees	Total
Total assets	2,947,038	261,151	446,195	2,761,994	2,149,372	295,297	523,909	1,920,761
Total liabilities	1,382,110	349,851	446,195	1,285,766	1,235,839	407,841	523,909	1,119,771

Note 6—Assets and liabilities held for sale and discontinued operations

Assets held for sale

The assets held for sale can be detailed as follows:

	September 30, 2014	December 31, 2013
	in thousands of U.S.$
Vessels	89,000	21,510
Of which in Tankers segment	89,000	21,510
Of which in FSO segment	—	—

	(Estimated) Sale price	Book Value	Asset Held For Sale	Gain	Loss
At January 1, 2014	—	—	21,510	—	—

Assets transferred to Assets Held for sale
Olympia	89,000	91,560	89,000	—	(2,560)
Antarctica	89,000	93,855	89,000	—	(4,855)

Assets sold from assets held for sale
Luxembourg	27,900	21,510	(21,510)	6,390	—
Olympia	91,380	89,000	(89,000)	2,380	—

At September 30, 2014.	—	—	89,000	8,770	(7,415)

EURONAV NV

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

On January 7, 2014, the Group sold its oldest double-hulled VLCC Luxembourg (1999 – 299,150 dwt), for U.S.$ 28 million. Because the sale process commenced in 2013 and management had good indications that the sale would occur in the near future, the asset was transferred to non-current assets held for sale as of December 31, 2013. The capital gain on that sale of U.S.$ 6.4 million was recorded upon delivery on May 28, 2014.

In April 2014, the purchase option to buy the Olympia (2008 – 315,981 dwt) and the Antarctica (2009 – 315,981 dwt) was exercised for an aggregate purchase price of U.S.$ 178 million of which U.S.$ 20 million had been received as an option fee deductible from the purchase price back in January 2011. The sale resulted in a combined loss of U.S.$ 7.4 million which was recorded as an impairment on non-current assets held for sale in the second quarter of 2014. The Olympia was delivered to its new owner on September 8, 2014, earlier than expected,

EURONAV NV

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

resulting in an increased purchase price and a corresponding gain on disposal of assets of U.S.$ 2.4 million which was recorded in the third quarter of 2014. We expect to deliver the Antarctica in January 2015 and the vessel will remain employed under its current time charter contract until its delivery.

Discontinued operations

As per September 30, 2014 and per December 31, 2013 the Group had no operations that meet the criteria of a discontinued operation.

Note 7—Revenue

	For the nine month period ended
	September 30, 2014	September 30, 2013
	in thousands of U.S.$
Pool Revenue	87,043	32,595
Time Charters	99,086	102,186
Spot Voyages	142,990	89,546

Total	329,119	224,327

The increase in revenue is mostly related to the increase in freight rates received for spot voyages and more Euronav vessels delivered to the TI pool during the second and third quarter of 2014.

Note 8—Property, plant and equipment

	Tankers	Vessels under construction	Other equipment & vehicles	Prepayment	Total
	in thousands of U.S.$
At January 1, 2014
Cost	2,424,978	—	2,487	10,000	2,437,465
Depreciation & impairment losses.	(990,178)	—	(1,854)	—	(992,032)
Net carrying amount	1,434,800	—	633	10,000	1,445,433
Acquisitions	822,499	—	422	122,201	945,122
Disposals and cancellations	—	—	(2)	—	(2)
Depreciation charge	(112,795)	—	(250)	—	(113,045)
Transfer to assets held for sale	(185,415)	—	—	—	(185,415)
Transfers	90,200	—	—	(90,200)	—
Translation differences	—	—	(13)	—	(13)
Balance at September 30, 2014	2,049,289	—	790	42,001	2,092,080
At September 30, 2014
Cost	3,085,768	—	2,569	42,001	3,130,338
Depreciation & impairment losses	(1,036,479)	—	(1,779)	—	(1,038,258)
Net carrying amount	2,049,289	—	790	42,001	2,092,080

EURONAV NV

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

On January 3, 2014, the Group signed a contract to acquire fifteen (15) Very Large Crude Carriers (VLCC) from Maersk Tankers Singapore Pte Ltd for a total acquisition price of U.S.$ 980 million, payable as the vessels are being delivered. For this transaction the Group made a prepayment in December 2013 of U.S.$ 10 million and a remaining deposit of U.S.$ 88 million on January 15, 2014. On February 20 and 25, 2014 Euronav successfully took delivery of the first two vessels, the Nautilus and Nucleus.

In April 2014, the purchase option to buy the Olympia (2008 – 315,981 dwt) and the Antarctica (2009 – 315,981 dwt) was exercised and consequently the vessels were transferred to assets held for sale. (See Note 6)

On May 9, 2014, the Group successfully took delivery of the third double-hulled VLCC from Maersk Tankers Singapore Pte Ltd, the Navarin.

On June 3, 2014, the Group successfully took delivery of the fourth and fifth double-hulled VLCC from Maersk Tankers Singapore Pte Ltd, the Sara and Newton.

On June 11, 2014, the Group successfully took delivery of the sixth double-hulled VLCC from Maersk Tankers Singapore Pte Ltd, the Ilma.

On June 19, 2014, the Group successfully took delivery of the seventh and eight double-hulled VLCC from Maersk Tankers Singapore Pte Ltd, the Nautica and Ingrid.

On July 2, 2014, the Group successfully took delivery of the ninth and tenth double-hulled VLCC from Maersk Tankers Singapore Pte Ltd, the Nectar and the Noble.

On July 7, 2014, the Group successfully took delivery of the eleventh double-hulled VLCC from Maersk Tankers Singapore Pte Ltd, the Simone.

On July 17, 2014, the Group successfully took delivery of the twelfth double-hulled VLCC from Maersk Tankers Singapore Pte Ltd, the Neptun.

On July 22, 2014, the Group successfully took delivery of the thirteenth double-hulled VLCC from Maersk Tankers Singapore Pte Ltd, the Sonia.

On July 29, 2014, the Group successfully took delivery of the fourteenth double-hulled VLCC from Maersk Tankers Singapore Pte Ltd, the Iris.

During the first three quarters of 2014, the Antarctica, Flandre and Felicity have been dry-docked in respectively March, June and July. The cost of planned repairs and maintenance is capitalized and included under the heading acquisitions.

At September 30, 2014, the Group’s total capital commitment amounts to U.S.$ 378.0 million.

	As at September 30, 2014
	payments scheduled for
	total	2014	2015	2016
	in thousands of U.S.$
Commitments in respect of VLCCs	378,000	228,600	149,400	—
Commitments in respect of Suezmaxes	—	—	—	—
Commitments in respect of FSOs	—	—	—	—
Total	378,000	228,600	149,400	—

EURONAV NV

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

Impairment

Given the current volatility in the tanker market, the Board of Euronav NV has carefully reviewed all potential impairment indicators such as the current low freight environment as well as the current market value of the fleet compared to its carrying amount.

Based on this review, the Board of directors concluded that no impairment test was required at September 30, 2014. The board will continue to closely monitor developments in the tanker market and review possible impairment indicators again at every reporting date.

Note 9—Equity

Issues of ordinary shares

On January 10, 2014, the Group raised U.S.$ 50.0 million under the authorized capital against the issuance of 5,473,571 new ordinary shares. On February 24, 2014, the meeting of shareholders approved a U.S. $ 300 million capital increase against the issuance of 32,841,528 new ordinary shares. The transaction costs related to these capital increases for a total amount of U.S.$ 8.6 million were recognized directly in retained earnings. (See Note 4)

On July 14, 2014, the Group received gross proceeds of U.S.$ 125.0 million under the authorized capital against the issuance of 10,556,808 new ordinary shares. The transaction costs related to this capital increase for a total of U.S.$ 3.9 million were recognized directly in retained earnings.

Issue and conversion of convertible Notes

In the course of 2014, 1,097 of the remaining convertible Notes issued in 2013 and maturing in 2018 were converted into a total of 18,495,656 new ordinary shares. The last outstanding Note issued in 2013 and maturing in 2018 was redeemed on April 9, 2014. The difference between the face value and book value of these converted Notes amounted to U.S.$ 7.4 million which was recognized directly in retained earnings.

250 of the convertible Notes issued in 2009 and maturing in 2015 remain outstanding at the date of this report, of which the Group holds 18.

Hedging reserves

The Group, in connection to the U.S.$ 300 million facility raised in April 2009 also entered in several Interest Rate Swap (IRSs) instruments for a combined notional value of U.S.$ 300 million. These IRSs have been used to hedge the risk related to the fluctuation of the Libor rate and qualified for hedging instruments in a cash flow hedge relationship under IAS 39. These instruments have been measured at their fair value; effective changes in fair value have been recognized in equity and the ineffective portion has been recognized in profit or loss. These IRSs had a duration of 5 years matching the repayment profile of that facility and matured on April 2, 2014. Therefore, the fair value of these instruments at September 30, 2014 amounted to U.S.$ 0.

Issue and contribution of perpetual convertible preferred equity

On December 16, 2013, Euronav raised U.S.$ 150 million through a private placement of a perpetual convertible preferred equity instrument. (“PCPs”). The instrument has been issued in January 2014 at par and will bear an interest of 6% during the first 5 years payable annually in arrears in cash or in shares at the option of the Group. The price against which the PCPs can be contributed is EUR 5.776000 (or U.S.$ 7.928715 at EUR/U.S.$ exchange rate of 1.3727) per common share. The Group will have an option to force the contribution if the share price reaches a certain level over a certain period of time and the Group has completed a listing in New York (NYSE or NASDAQ). Following IFRS, the instrument is considered as an equity instrument and is shown in the statement of financial position as Other equity.

EURONAV NV

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

On February 6, 2014, 30 of the 60 perpetual convertible preferred equity instruments issued on December 15, 2013, were contributed in kind, resulting in the issuance of 9,459,286 ordinary shares.

The transaction costs related to the issuance of the instrument for a total of U.S.$ 3.5 million, were recognized in retained earnings.

Treasury shares

As of September 30, 2014 Euronav owned 1,750,000 of its own shares, the same number of shares owned on December 31, 2013.

Dividend

No distribution of dividend was made or approved after December 31, 2013.

Share-based payment arrangements

On December 16, 2013, the Group established a share option program that entitles key management personnel to purchase existing shares in the Company. Under the program, holders of vested options are entitled to purchase shares at the market price of the shares at the grant date. Currently this program is limited to key management personnel.

The key terms and conditions did not change after December 31, 2013.

For this option program a total amount of U.S.$ 3.3 million was recognized in the consolidated statement of profit or loss during the nine months period ended September 30, 2014.

Note 10—Earnings per share

Basic earnings per share

The calculation of basic earnings per share at September 30, 2014 was based on a result attributable to ordinary shares of U.S.$ (41,860,712) (2013: U.S.$ (66,410,776)) and a weighted average number of ordinary shares outstanding during the period ended September 30, 2014 of 112,238,388 (2013: 50,000,000), calculated as follows:

Result attributable to ordinary shares

	As at September 30, 2014	As at September 30, 2013
	in thousands of U.S.$
Result for the period	(41,861)	(66,410)
Weighted average	112,238,388	50,000,000
Basic earnings per share (in U.S.$)	(0.37)	(1.33)

EURONAV NV

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

Weighted average number of ordinary shares

	Shares issued	Treasury shares	Shares outstanding	Weighted number of shares
	in shares
On issue at December 31, 2013	54,223,817	1,750,000	52,473,817	50,230,438
Issuance of shares	76,826,849	—	76,826,849	—
Purchases of treasury shares	—	—	—	—
Withdrawal of treasury shares	—	—	—	—
Sales of treasury shares	—	—	—	—
On issue at September 30, 2014	131,050,666	1,750,000	129,300,666	112,238,388

Diluted earnings per share

At September 30, 2014, 250 convertible notes (2013: 1348) and 30 PCPs (2013: 0) were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive (2013 and 2014 earnings per share would increase).

Number of ordinary shares (diluted)

The table below shows the potential number of shares that could be created if all the convertible notes and PCPs were to be converted into ordinary shares.

As at September 30, 2014
in shares
Weighted average number of ordinary shares (basic)	112,238,388
Effect of potential conversion of 250 convertible notes	1,147,621
Effect of potential conversion of 30 PCPs	9,459,286

Weighted average number of ordinary shares (diluted)	122,845,295

Note 11 — Loans and borrowings

Long-term loans

	Bank loans	Convertible and other notes	Total
	in thousands of U.S.$
More than 5 years	—	—	—
Between 1 and 5 years	710,086	125,822	835,908
More than 1 year	710,086	125,822	835,908
Less than 1 year	137,677	—	137,677
At January 1, 2014	847,763	125,822	973,585
New loans	660,204	200,175	860,379
Scheduled repayments	(110,765)	—	(110,765)
Early repayments	(480,617)	(1,394)	(482,011)
Conversions of bonds	—	(109,700)	(109,700)
Other changes	(9,264)	19,027	9,763
Balance at September 30, 2014	907,321	233,930	1,141,251
More than 5 years	239,307	—	239,307
Between 1 and 5 years	445,940	211,252	657,192
More than 1 year	685,247	211,252	896,499
Less than 1 year	222,074	22,678	244,752
At September 30, 2014	907,321	233,930	1,141,251

EURONAV NV

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

The terms and conditions of outstanding loans were as follows:

				September 30, 2014		December 31, 2013
	Currency	Nominal interest rate	Year of maturity	Face value	Carrying value	Face value	Carrying value
	in thousands of U.S.$
Secured vessels loan	U.S.$	libor +3.00%	2017	253,409	252,121	350,079	347,845
Secured vessels Revolving loan**	U.S.$	libor +3.00%	2017	230,372	—	239,780	218,500
Secured vessels loan	U.S.$	libor +3.40%	2018	153,109	151,593	211,433	209,510
Secured vessels loan	U.S.$	libor +2.95%	2017	54,250	54,080	58,550	58,320
Secured vessels loan	U.S.$	libor +2.75%	2020	460,204	449,527	—	—
Unsecured bank facility	EUR	euribor +1.00%	2015	5,000	—	25,000	13,588
Total interest-bearing bank loans				1,156,344	907,321	884,842	847,763

The face amount of the vessel loans can be reduced if the value of the collateralized vessels falls under a certain percentage of the outstanding amount under that loan.

**	The total amount available under the Revolving Credit Facility depends on the total value of the fleet of tankers securing the facility.

For the acquisition of the 15 Maersk vessels, a U.S.$ 500 million senior secured credit facility was fully underwritten in equal part by DNB, Nordea and SEB and was successfully syndicated on March 25, 2014. The credit facility has a 6-year maturity as from closing the syndication, bears interest at a rate based on LIBOR plus a margin of 2.75% and has the same financial covenants as the existing facilities. The transaction costs amounted to U.S.$ 11.2 million and are amortized over the duration of the loan.

On September 30, 2014, no amount was drawn under the Revolving Credit Facility and the unsecured bank facility.

Convertible and other notes

				September 30, 2014				December 31, 2013
	Currency	Nominal interest rate	Year of Maturity	Face Value	Carrying value	Amount under par	Classified as Equity	Face Value	Carrying value	Classified as Equity
	in thousands of U.S.$
Unsecured convertible Notes	U.S.$	6.50%	2015	25,000	22,898	—	302	25,000	23,517	1,483
Unsecured convertible Notes	U.S.$	6.50%	2018	—	—	—	—	109,800	102,305	7,495
Unsecured Notes	U.S.$	5.95%	2021	235,500	211,032	24,468	—	—	—	—
Total convertible Notes				260,500	233,930	24,468	302	134,800	125,822	8,978

EURONAV NV

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

On February 4, 2014, Euronav issued U.S.$ 235.5 million 7-year bond to the same investors who participated in the U.S.$ 350 million capital increase. These bonds were issued at 85 per cent of their principal amount and bear interest at a rate of 5.95% per annum for the first year, payable semi-annually in arrears. The interest rate will increase to 8.5% per annum for the second and third year and will increase again to 10.20% per annum from year four until maturity. The bonds are at any time redeemable by Euronav at par. The transaction costs amounted to U.S.$ 0.7 million and are amortized over the expected lifetime of the bond.

Transaction and other financial costs

In the first 3 quarters, the Group noted an increase in finance expenses (September 30, 2014: U.S.$ (57.5) million, September 30, 2013: U.S.$ (40.5) million) due to the increase in loans and borrowings, amortizations of additional transaction costs and the amortization of the under par issuance of the U.S.$ 235.5 million 7-year bond.

Note 12—Trade and other payables

	September 30, 2014	December 31, 2013
	in thousands of U.S.$
Trade and other payables	136,777	107,094
Non-current other payables	—	31,291

The decrease in non-current other payables and the corresponding increase in trade and other payables is mainly related to the sellers credit obtained from a shipyard which is due in the first quarter of 2015 and is therefore transferred from non-current to current payables, as well as the increase of the Group’s fleet due to the Maersk acquisition and the accompanying accrued charges.

Note 13—Financial instruments

Carrying amounts and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

EURONAV NV

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

	Carrying amounts				Fair value
	Fair value- Hedging instruments	Loans and receivables	Other financial liabilities	TOTAL	Level 1	Level 2	Level 3	Total
	in thousands of U.S.$
December 31, 2013
Financial assets not measured at fair value
Non-current other receivables	—	259,534	—	259,534	—	—	—	—
Trade and other receivables	—	95,913	—	95,913	—	—	—	—
Cash and cash equivalents	—	74,309	—	74,309	—	—	—	—

	—	429,756	—	429,756	—	—	—	—

Financial liabilities measured at fair value
Interest rate swaps used for hedging	1,291	—	—	1,291	—	1,291	—	1,291
Forward exchange contracts used for hedging	—	—	—	—	—	—	—	—
	1,291	—	—	1,291	—	1,291	—	1,291

Financial liabilities not measured at fair value
Secured bank loans	—	—	834,175	834,175	—	859,842	—	859,842
Unsecured bank loans	—	—	13,588	13,588	—	—	—	—
Unsecured convertible notes	—	—	125,822	125,822	169,120	—	—	169,120
Trade and other payables	—	—	107,094	107,094	—	—	—	—

	—	—	1,080,679	1,080,679	169,120	859,842	—	1,028,962

September 30, 2014
Financial assets not measured at fair value
Non-current other receivables	—	251,805	—	251,805	—	—	—	—
Trade and other receivables	—	205,129	—	205,129	—	—	—	—
Cash and cash equivalents	—	105,542	—	105,542	—	—	—	—

		562,476		562,476

Financial liabilities not measured at fair value
Secured bank loans	—	—	907,321	907,321	—	920,972	—	920,972
Unsecured bank loans	—	—	—	—	—	—	—	—
Unsecured convertible and other notes	—	—	233,930	233,930	22,871	236,166	—	259,038
Trade and other payables	—	—	136,777	136,777	—	—	—	—

		—	1,278,028	1,278,028	22,871	1,157,138	—	1,180,010

EURONAV NV

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

Valuation techniques and significant unobservable inputs

Level 1 fair value was determined on the actual trading of the unsecured convertible Notes, due in 2015 and 2018 and the trading price on the balance sheet date.

The following tables show the valuation techniques used in measuring Level 2 fair values, as well as the significant unobservable inputs used.

Financial instruments measured at fair value

Type	Valuation Techniques	Significant unobservable inputs
Forward exchange contracts and interest rate swaps for which no hedge accounting applies	Market comparison technique: The fair values are based on broker quotes. Similar contracts are traded in an active market and the quotes reflect the actual transactions in similar instruments	Not applicable

Interest rate swaps for which hedge accounting applies	Fair value calculation: The fair values are computed by calculating the present value of the future cash flows (fixed and floating), which depends on the forward rates. The forward rates are calculated on the interest rate curves such as LIBOR.	Not applicable

Financial instruments not measured at fair value

Type	Valuation Techniques	Significant unobservable inputs
Debt securities	Discounted cash flow	Not applicable
Other financial liabilities*	Discounted cash flow	Not applicable

*	Other financial liabilities include secured and unsecured bank loans

Transfers between Level 1 and 2

There were no transfers in either direction in 2013 and 2014.

Note 14—Deferred tax assets and liabilities

Euronav NV and its subsidiaries had available combined cumulative tax losses and other tax credits carried forward of U.S.$ 380.0 million and U.S.$ 100.5 million as of September 30, 2014 and December 31, 2013, respectively. Under current local tax laws, these loss carry forwards have an indefinite life and may be used to offset future taxable income of Euronav NV and its subsidiaries.

Deferred tax assets are recognized for tax losses and other tax credits carried forward to the extent that the realization of the related tax benefit through the future taxable profits is probable.

The Company did not recognize deferred tax assets of U.S.$ 125.9 million and U.S.$ 30.5 million as of September 30, 2014 and December 31, 2013, respectively, that can be carried forward against future taxable income, because it is not considered more likely than not that these deferred tax assets will be utilized in the foreseeable future.

EURONAV NV

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

Note 15—Trade and other receivables

	September 30, 2014	December 31, 2013
	in thousands of U.S.$
Trade and other receivables	205,129	95,913

The increase in trade and other receivables is mainly related to the increase of the Group’s fleet due to the Maersk Acquisition and the accompanying increase in working capital such as bunker inventory, lube oils, and accrued income as well as to a bigger spot exposure compared to December 31, 2013.

Note 16—Contingencies

There were no changes in contingencies compared to the consolidated financial statements for the year ended December 31, 2013.

Note 17—Subsequent events

On October 8, 2014, the Cap Isabella, on bareboat charter to the Group, was delivered by its owner, Belle Shipholdings Ltd., a company related to Euronav, to its new owner. The bareboat charter stopped as of this date. (See Note 4)

On October 9, 2014, the Group successfully took delivery of the fifteenth and last double-hulled VLCC from Maersk Tankers Singapore Pte Ltd, the Sandra.

On October 13, 2014 the Group entered into a U.S.$ 340 million senior secured credit facility. The main purpose of this facility is to partially finance the acquisition of the 4 Japanese built VLCC’s and to repay and retire the U.S.$ 300 million senior secured facility signed in April 2009. The credit facility is comprised of (i) a U.S.$ 148 million non-amortizing revolving credit facility and (ii) a U.S.$ 192 million term loan facility. The credit facilities have a 7-year maturity from the date of signing at a rate of LIBOR + 225 bps and have the same financial covenants as the existing facilities.

On October 15, 2014 the Group announced that due to unfavorable capital market conditions, it postponed its contemplated initial public offering of ordinary shares in the United States and related offer to exchange the Group’s outstanding unregistered ordinary shares in Belgium for ordinary shares registered under the Securities Act of 1933, as amended.

Tankers International and Frontline Management (Bermuda) Ltd., or Frontline, a company not affiliated with Euronav, announced in October 2014 the formation of VLCC Chartering Ltd., a new chartering joint venture that will have access to the combined fleets of Frontline and the TI Pool, including our vessels that are entered into the TI Pool. VLCC Chartering Ltd. commenced operations on October 6, 2014. As from October 1, 2014, the Group expects to treat VLCC Chartering as an associate and account for it using the equity method.

Note 18—Related Parties

We expect to enter into a registration rights agreement with companies affiliated with our Chairman, Peter Livanos, or the Ceres Shareholders, and companies affiliated with our Vice Chairman, Marc Saverys, or the Saverco Shareholders.

EURONAV NV

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

Pursuant to the registration rights agreement, each of the Ceres Shareholders as a group and the Saverco Shareholders as a group will have the right, subject to certain terms and conditions, to require us, on one occasion each beginning 90 days following the closing of the underwritten public offering and ending 12 calendar months after our ordinary shares have been registered under the Exchange Act, to cause us to register under the Securities Act our ordinary shares held by them for offer and sale to the public, including by way of an underwritten public offering. Each of the Ceres Shareholders as a group and the Saverco Shareholders as a group will be able to piggyback on the others’ demand registration. The Ceres Shareholders and the Saverco Shareholders are only treated as having made their request if the registration statement for such shareholder group’s shares is declared effective. Once we are eligible to do so, commencing 12 calendar months after the ordinary shares have been registered under the Exchange Act, the Ceres Shareholders and the Saverco Shareholders may require us to file shelf registration statements permitting sales by them of ordinary shares into the market from time to time over an extended period. The Ceres Shareholders and the Saverco Shareholders can also exercise piggyback registration rights to participate in certain registrations of ordinary shares by us. All expenses relating to the registrations, including the participation of our executive management team in two marketed roadshows and a reasonable number of marketing calls in connection with one-day or overnight transactions, will be borne by us. The registration rights agreement also contains provisions relating to indemnification and contribution. There are no specified financial remedies for noncompliance with the registration rights agreement.

Our subsidiary Euronav (UK) Agencies Limited will sublease office space in our new London, United Kingdom office, pursuant to sublease agreements, dated September 25, 2014, with GasLog Services UK Limited and Unisea Maritime Limited, both parties related to Peter Livanos, which we believe are on arms’-length terms. Under these subleases, we expect to receive beginning in 2015 a yearly rent of $349,416 and $158,190, respectively. These subleases expire on April 27, 2023.

Our subsidiary Euronav (UK) Agencies Limited will sublease office space in our new London, United Kingdom office, pursuant to sublease agreements, dated September 25, 2014, with Tankers (UK) Agencies Limited, a wholly-owned subsidiary of Tankers International LLC, of which we own 41.1% of the outstanding interests, which we believe is on arms’-length terms. Under this sublease, we expect to receive beginning in 2015 a yearly rent of $266,431. This sublease expires on April 27, 2023.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Euronav NV:

We have audited the accompanying consolidated statement of financial position of Euronav NV and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of profit or loss, comprehensive income, cash flows and changes in equity for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Euronav NV and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG Bedrijfsrevisoren - Réviseurs d’Entreprises

/s/ Jos Briers
Bedrijfsrevisor / Réviseur d’Entreprises

Kontich, BELGIUM

April 25, 2014

Euronav NV

Consolidated Statement of Financial Position

for the years ended December 31, 2013 and 2012

	December 31,
(in thousands of U.S.$)	2013	2012
ASSETS
NON-CURRENT ASSETS	1,728,993	1,841,779
Property, plant and equipment	1,445,433	1,593,503
Vessels(Note 8)	1,434,800	1,592,837
Other tangible assets(Note 8)	633	666
Prepayments(Note 8)	10,000	—

Intangible assets	32	78

Financial assets	259,535	226,161
Investments	1	2
Receivables(Note 10)	259,534	226,159

Investments in equity accounted investees (Note 25)	23,113	21,075

Deferred tax assets(Note 9)	880	963

CURRENT ASSETS	191,768	247,424
Trade and other receivables(Note 11)	95,913	81,426
Current tax assets	36	27
Cash and cash equivalents(Note 12)	74,309	113,051
Non-current assets held for sale(Note 3)	21,510	52,920
TOTAL ASSETS	1,920,761	2,089,203

EQUITY and LIABILITIES
EQUITY	800,990	866,970
Equity attributable to owners of the Company(Note 13)	800,990	866,970
Share capital	58,937	56,248
Share premium	365,574	353,063
Translation reserve	946	730
Hedging reserve(Note 19)	(1,291)	(6,721)
Treasury shares(Note 13)	(46,062)	(46,062)
Retained earnings	422,886	509,712

NON-CURRENT LIABILITIES	874,979	978,467
Loans and borrowings(Note 15)	835,908	933,547
Bank loans	710,086	800,853
Convertible Notes	125,822	132,694

Other payables(Note 16)	31,291	36,875

Deferred tax liabilities(Note 9)	—	—

Employee benefits(Note 17)	1,900	2,165

Amounts due to equity-accounted joint ventures(Note 25)	5,880	5,880

CURRENT LIABILITIES	244,792	243,766
Trade and other payables(Note 18)	107,094	133,145
Tax liabilities	21	—
Loans and borrowings(Note 15)	137,677	110,621
TOTAL EQUITY and LIABILITIES	1,920,761	2,089,203

See accompanying notes on pages F-31 through F-93 that are an integral part of these consolidated financial statements

Euronav NV

Consolidated Statement of Profit or Loss

for the years ended December, 31 2013, 2012 and 2011

	For the years ended December 31,
(in thousands of U.S.$)	2013	2012	2011

Revenue(Note 4)	304,622	320,836	326,315
Gains on disposal of vessels/other tangible assets(Note 8)	8	10,067	22,153
Other operating income	11,520	10,478	5,773

Expenses for shipping activities(Note 5)	(206,528)	(210,558)	(212,459)
Losses on disposal of vessels(Note 8)	(215)	(32,080)	(25,501)
Depreciation tangible assets(Note 8)	(136,882)	(146,881)	(142,358)
Depreciation intangible assets	(75)	(181)	(213)
Employee benefits(Note 5)	(13,881)	(15,733)	(15,581)
Other operating expenses(Note 5)	(13,283)	(15,065)	(13,074)

Result from operating activities	(54,714)	(79,117)	(54,945)
Finance income(Note 6)	1,993	5,349	5,663
Finance expenses(Note 6)	(54,637)	(55,507)	(52,484)
Net finance expense(Note 6)	(52,644)	(50,158)	(46,821)
Share of profit(loss) of equity accounted investees (net of income tax)(Note 25)	17,853	9,953	5,897)
Profit(loss) before income tax	(89,505)	(119,322)	(95,869)
Income tax expense(Note 7)	(178)	726	(118)
Profit(loss) for the period	(89,683)	(118,596)	(95,987)

Attributable to:
Owners of the Company	(89,683)	(118,596)	(95,987)

Basic earnings per share (in U.S.$)(Note 14)	(1.79)	(2.37)	(1.92)
Diluted earnings per share (in U.S.$)(Note 14)	(1.79)	(2.37)	(1.92)

See accompanying notes on pages F-31 through F-93 that are an integral part of these consolidated financial statements

Euronav NV

Consolidated Statement of Comprehensive Income

for the years ended December 31, 2013, 2012 and 2011

	For the years ended December 31,
(in thousands of U.S.$)	2013	2012	2011

Profit (loss) for the period	(89,683)	(118,596)	(95,987)

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability(asset)(Note 17)	263	(386)	—

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences(Note 6)	216	78	(170)
Cash flow hedges - effective portion of changes in fair value(Note 19)	5,430	3,871	651
Equity-accounted investees - share of other comprehensive income(Note 25)	3,077	1,015	(2,014)
Other comprehensive income for the period, net of tax	8,986	4,578	(1,533)

Total comprehensive income for the period	(80,697)	(114,018)	(97,520)

Attributable to:
Owners of the Company	(80,697)	(114,018)	(97,520)

See accompanying notes on pages F-31 through F-93 that are an integral part of these consolidated financial statements

Euronav NV

Consolidated Statement of Cash Flows

for the years ended December 31 2013, 2012 and 2011

	For the years ended December 31,
(in thousands of U.S.$)	2013	2012	2011

Profit (loss) for the period	(89,683)	(118,596)	(95,987)

Adjustments for:	172,095	189,948	177,716
Depreciations of tangible assets(Note 8)	136,882	146,881	142,358
Depreciations of intangible assets	75	180	213
Impairment on non-current assets held for sale(Note 3)	—	32,080	—
Leasing(Note 15)	—	(18,509)	(8,986)
Provisions	—	—	(267)
Tax expenses(Note 7)	178	(726)	118
Share of profit of equity-accounted investees, net of tax(Note 25)	(17,853)	(9,953)	(5,897)
Net finance expense(Note 6)	52,644	50,159	46,821
Capital gain(loss) on disposal of assets	(14)	(10,164)	3,356
Equity-settled share-based payment transactions(Note 5)	183	—	—
Changes in working capital requirements	(43,442)	51,713	9,351
Change in cash guarantees	(1)	(1)	3
Change in trade receivables(Note 11)	(79)	(9,887)	3,879
Change in accrued income(Note 11)	(1,706)	(1,650)	(4,350)
Change in deferred charges(Note 11)	(8,664)	(162)	(1,601)
Change in other receivables(Notes10-11)	(4,036)	23,899	10,915
Change in trade payables(Note 18)	19,899	(6,237)	7,339
Change in accrued payroll(Note 18)	(28)	934	(1,114)
Change in accrued expenses(Note 18)	8,342	2,530	1,001
Change in deferred income(Note 18)	(1,065)	(1,735)	(3,268)
Change in other payables(Note 18)	(56,018)	14,118	(3,620)
Change in provisions for employee benefits(Note 17)	(86)	(96)	167
Change in non-current trade payables(Note 16)	—	30,000	—
Income taxes paid during the period	(82)	523	337
Interest paid(Notes 6-18)	(47,895)	(54,707)	(63,651)
Interest received(Notes 6-11)	90	931	294
Net cash from (used in) operating activities	(8,917)	69,812	28,060
Acquisition of vessels(Note 8)	(10,000)	(101,801)	(600)
Proceeds from the sale of vessels(Note 8)	52,920	47,593	52,013

Acquisition of other tangible/intangible assets	(355)	(145)	(354)
Proceeds from the sale of other tangible/intangible assets	24	39	—

Loans to related parties(Note 25)	(11,475)	(32,672)	(9,353)
Repayment of loans to related parties	—	—	—

Purchase of subsidiaries, joint ventures & associates net of cash acquired(Note 25)	(3,000)	—	(3,237)
Dividends received from related parties(Note 25)	—	—	1,383
Net cash from (used in) investing activities	28,114	(86,986)	39,852

Proceeds from new long-term borrowings(Note 15)	61,390	746,211	80,940
Repayment of long-term borrowings(Note 15)	(118,770)	(779,281)	(129,491)

Dividends paid	(4)	(47)	(55)
Net cash from (used in) financing activities	(57,384)	(33,117)	(48,606)

Net increase (decrease) in cash and cash equivalents	(38,187)	(50,291)	19,306
Net cash and cash equivalents at the beginning of the period	113,051	163,108	144,995

Effect of changes in exchange rates	(555)	234	(1,193)
Net cash and cash equivalents at the end of the period(Note 12)	74,309	113,051	163,108

See accompanying notes on pages F-31 through F-93 that are an integral part of these consolidated financial statements

Euronav NV

Consolidated Statement of Changes in Equity

for the years ended December 31, 2013, 2012 and 2011

(in thousands of U.S.$)	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Non- controlling interest	Total equity
Balance at January 1, 2013	56,248	353,063	730	(6,721)	(46,062)	509,712	866,970	—	866,970

Total comprehensive income for the period
Profit (loss) for the period	—	—	—	—	—	(89,683)	(89,683)	—	(89,683)
Other comprehensive income
Foreign currency translation differences(6)	—	—	216	—	—	—	216	—	216
Cash flow hedges - effective portion of changes in fair value(19)	—	—	—	5,430	—	—	5,430	—	5,430
Equity-accounted investees, share of other comprehensive income(25)	—	—	—	—	—	3,077	3,077	—	3,077
Remeasurements of the defined benefit liability(asset)(17)	—	—	—	—	—	263	263	—	263
Total other comprehensive income	—	—	216	5,430	—	3,340	8,986	—	8,986
Total comprehensive income for the period	—	—	216	5,430	—	(86,343)	(80,697)	—	(80,697)

Transactions with owners of the company
Issue of ordinary shares(13)	2,689	12,511	—	—	—	—	15,200	—	15,200
Issue and conversion of convertible Notes	—	—	—	—	—	(666)	(666)	—	(666)
Dividends to equity holders	—	—	—	—	—	—	—	—	—
Treasury shares	—	—	—	—	—	—	—	—	—
Equity-settled share-based payment(23)	—	—	—	—	—	183	183	—	183
Total contributions by and distributions to owners	2,689	12,511	—	—	—	(483)	14,717	—	14,717
Total transactions with owners	2,689	12,511	—	—	—	(483)	14,717	—	14,717

Balance at December 31, 2013	58,937	365,574	946	(1,291)	(46,062)	422,886	800,990	—	800,990

Balance at January 1, 2012	56,248	353,063	652	(10,592)	(46,062)	627,679	980,988	—	980,988

Total comprehensive income for the period
Profit (loss) for the period	—	—	—	—	—	(118,596)	(118,596)	—	(118,596)
Other comprehensive income
Foreign currency translation differences(6)	—	—	78	—	—	—	78	—	78
Cash flow hedges - effective portion of changes in fair value(19)	—	—	—	3,871	—	—	3,871	—	3,871
Equity-accounted investees, share of other comprehensive income(25)	—	—	—	—	—	1,015	1,015	—	1,015
Remeasurements of the defined benefit liability(asset)(17)	—	—	—	—	—	(386)	(386)	—	(386)
Total other comprehensive income	—	—	78	3,871	—	629	4,578	—	4,578
Total comprehensive income for the period	—	—	78	3,871	—	(117,967)	(114,018)	—	(114,018)

Transactions with owners of the company	—	—	—	—	—	—	—	—	—

Total transactions with owners	—	—	—	—	—	—	—	—	—

Balance at December 31, 2012	56,248	353,063	730	(6,721)	(46,062)	509,712	866,970	—	866,970

Balance at January 1, 2011	56,248	353,063	822	(11,243)	(46,062)	725,680	1,078,508	—	1,078,508

Total comprehensive income for the period
Profit (loss) for the period	—	—	—	—	—	(95,987)	(95,987)	—	(95,987)
Other comprehensive income
Foreign currency translation differences(6)	—	—	(170)	—	—	—	(170)	—	(170)
Cash flow hedges - effective portion of changes in fair value(19)	—	—	—	651	—	—	651	—	651
Equity-accounted investees, share of other comprehensive income(25)	—	—	—	—	—	(2,014)	(2,014)	—	(2,014)
Remeasurements of the defined benefit liability(asset)(17)	—	—	—	—	—	—	—	—	—
Total other comprehensive income	—	—	(170)	651	—	(2,014)	(1,533)	—	(1,533)
Total comprehensive income for the period	—	—	(170)	651	—	(98,001)	(97,520)	—	(97,520)

Transactions with owners of the company	—	—	—	—	—	—	—	—	—
Total transactions with owners	—	—	—	—	—	—	—	—	—

Balance at December 31, 2011	56,248	353,063	652	(10,592)	(46,062)	627,679	980,988	—	980,988

See accompanying notes on pages F-31 through F-93 that are an integral part of these consolidated financial statements

Euronav NV

Notes to the Consolidated Financial Statements

Note 1 – Significant accounting policies

1.	Reporting Entity

Euronav N.V. (the “Company”) is a company domiciled in Belgium. The address of the Company’s registered office is De Gerlachekaai 20, 2000 Antwerpen, Belgium. The consolidated financial statements of the Company comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in associates and joint ventures.

Euronav NV is a fully-integrated provider of international maritime shipping and offshore services engaged in the transportation and storage of crude oil. The Company was incorporated under the laws of Belgium on June 26, 2003, and grew out of three companies that had a strong presence in the shipping industry; Compagnie Maritime Belge NV, or CMB, formed in 1895, Compagnie Nationale de Navigation SA, or CNN, formed in 1938, and Ceres Hellenic formed in 1950. The Company started doing business under the name “Euronav” in 1989 when it was initially formed as the international tanker subsidiary of CNN.

Euronav NV charters its vessels to leading international energy companies. The Company pursues a balanced chartering strategy by employing its vessels on a combination of spot market voyages, fixed-rate contracts and long-term time charters, which typically include a profit sharing component.

2.	Basis of preparation

(A) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”), collectively “IFRS.”

All accounting policies have been consistently applied for all periods presented in the consolidated financial statements, unless disclosed otherwise.

The consolidated financial statements were authorized for issue by the Board of Directors on April 25, 2014.

(B) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position

•	Derivative financial instruments are measured at fair value

•	Non-derivative financial instruments at fair value through profit and loss are measured at fair value

•	Available for sale financial assets are measured at fair value

(C) Functional and presentation currency

The consolidated financial statements are presented in USD, which is the Company’s functional and presentation currency. All financial information presented in USD has been rounded to the nearest thousand except when otherwise indicated.

(D) Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which are the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statement is included in the following note:

•	Note 8 – Impairment

Information about assumptions and estimation uncertainties that have a significant risk on resulting in a material adjustment within the next financial year are included in the following note:

•	Note 8 – Impairment test: key assumptions underlying the recoverable amount.

Measurement of fair values

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the CFO.

The valuation team regularly reviews significant unobservable inputs and valuations adjustments. If third-party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third-parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

Drydocking-Component approach

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment. Costs associated with routine repairs and maintenance are expensed as incurred including routine maintenance performed whilst the vessel is in drydock. After each drydock, all the components installed (as replacements or as additional components) during the drydock are classified in two categories (according to their estimated lifetime and their respective cost). When the useful life is higher than 1 year, the component is amortized if their cost is higher than the established threshold. The components will then be amortized over their estimated lifetime (3-5 years). The thresholds are reviewed by the board on an annual basis.

Significant valuation issues are reported to the Group Audit Committee

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

(E) Basis of Consolidation

(i)	Business Combinations

Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Group. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Group takes into consideration potential voting rights that currently are exercisable.

For acquisitions on or after January 1, 2010, the Group measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interests in the acquiree; plus if the business combination is achieved in stages, the fair value of the existing equity interest in the acquire; less

•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts generally are recognized in profit or loss.

Transaction costs, other than those associated with the issue of debt or equity securities, that the Group incurs in connection with a business combination are expensed as incurred.

Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

(ii)	Acquisitions of non-controlling interests

Acquisitions of non-controlling interests are accounted for as transactions with owners in their capacity as owners and therefore no goodwill is recognized as a result. Adjustments to non-controlling interests arising from transactions that do not involve the loss of control are based on a proportionate amount of the net assets of the subsidiary.

(iii)	Subsidiaries

Subsidiaries are those entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable return from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which the control commences until the date on which control ceases.

(iv)	Loss of control

On the loss of control, the Group derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in profit or loss. If the Group retains any interest in the former subsidiary, then such interest is measured at fair value at the date that control is lost. Subsequently it is accounted for as an equity-accounted investee or as an available-for-sale financial asset depending on the level of influence retained.

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

(v)	Interests in equity-accounted investees

The Group’s interests in equity-accounted investees comprise interest in associates and joint ventures.

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Interest in associates and joint ventures are accounted for using the equity method. They are recognized initially at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and OCI of equity-accounted investees, until the date on which significant influence or joint control ceases.

Interests in associates and joint ventures include any long-term interests that, in substance, form part of the Group’s investment in those associates or joint ventures and include unsecured shareholder loans for which settlement is neither planned nor likely to occur in the foreseeable future, which, therefore, are an extension of the Group’s investment in those associates and joint ventures. The Group’s share of losses that exceeds its investment is applied to the carrying amount of those loans. After the Group’s interest is reduced to zero, a liability is recognized to the extent that the Group has a legal or constructive obligation to fund the associates’ or joint ventures’ operations or has made payments on their behalf.

(vii)	Transactions eliminated on consolidation

Intragroup balances and transactions, and any unrealized gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(F) Foreign currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to USD at the foreign exchange rate applicable at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to USD at the foreign exchange rate applicable at that date. Foreign exchange differences arising on translation are recognized in profit or loss. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(ii)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at rates approximating the exchange rates at the dates of the transactions.

Foreign currency differences are recognized directly in equity (translation reserve). When a foreign operation is disposed of, in part or in full, the relevant amount in the translation reserve is transferred to profit or loss.

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

(G) Financial Instruments

(i)	Non-derivative financial assets

The group initially recognizes loans and receivables on the date that they are originated. All other financial assets (including assets designated as at fair value through profit and loss) are recognized initially on the trade date, which is the date that the Group becomes a party to the contractual provisions of the instrument

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in such transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer’s specific circumstances.

The Group classifies non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity financial assets and available-for-sale financial assets. The Company determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is classified as held for trading or is designated as such on initial recognition. Financial assets are designated as at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s documented risk management or investment strategy. Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value and changes therein, which takes into account any dividend income, are recognized in profit or loss.

Financial assets designated as at fair value through profit or loss comprise equity securities that otherwise would have been classified as available for sale.

Assets in this category are classified as current assets if they are expected to be realized within 12 months of the balance sheet date.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables in the statement of financial position.

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.

Held-to-maturity financial assets

If the Group has the positive intent and ability to hold debt securities to maturity, then such financial assets are classified as held-to-maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses. Held-to-maturity financial assets comprise debentures.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale debt instruments, are recognized in other comprehensive income and presented in the fair value reserve in equity. When an investment is derecognized, the gain or loss accumulated in equity is reclassified to profit or loss.

Available-for-sale financial assets comprise equity securities and debt securities.

They are included in non-current assets unless the Company intends to dispose of the investment within 12 months of the balance sheet date.

(ii)	Non-derivative financial liabilities

The Group initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated as at fair value through profit or loss) are recognized initially on the trade date, which is the date that the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

Non-derivative financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Non-derivative financial liabilities comprise loans and borrowings, bank overdrafts, and trade and other payables.

Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

(iii)	Share capital

Ordinary share capital

Ordinary share capital is classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects.

Repurchase of share capital

When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and presented in the reserve for own shares. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is presented in share premium.

(iv)	Derivative financial instruments

The Group holds derivative financial instruments to hedge its exposure to market fluctuations, foreign exchange and interest rate risks arising from operational, financing and investment activities.

On initial designation of the derivative as hedging instrument, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Derivative financial instruments are recognized initially at fair value; attributable transaction costs are expensed as incurred. Subsequent to initial recognition, all derivatives are remeasured to fair value, and changes therein are accounted for as follows:

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity.

The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

When the hedged item is a non-financial asset, the amount accumulated in equity is included in the carrying amount of the asset when the asset is recognized. In other cases, the amount accumulated in equity is reclassified to profit or loss in the same period that the hedged item affects profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the balance in equity is reclassified to profit or loss.

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

Other non-trading derivatives

When a derivative financial instrument is not held for trading, and is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in profit or loss.

(v)	Compound financial instruments

Compound financial instruments issued by the Group comprise Notes denominated in USD that can be converted to ordinary shares at the option of the holder, when the number of shares is fixed and does not vary with changes in fair value.

The liability component of compound financial instruments in initially recognized at the fair value of a similar liability that does not have an equity conversion option. The equity component is initially recognized at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity component in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured.

Interest related to the financial liability is recognized in profit and loss. On conversion, the financial liability is reclassified to equity and no gain or loss is recognized.

(H) Intangible assets

(i)	Goodwill

Goodwill that arises on the acquisition of subsidiaries is presented as intangible asset. For the measurement of goodwill at initial recognition (refer to accounting policy (E)).

After initial recognition goodwill is measured at cost less accumulated impairment losses (refer to accounting policy (J)). In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment, and any impairment loss is allocated to the carrying amount of the equity accounted investee as a whole.

(ii)	Other intangible assets

Other intangible assets that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and impairment losses (refer to accounting policy (J)).

The cost of an intangible asset acquired in a separate acquisition is the cash paid or the fair value of any other consideration given. The cost of an internally generated intangible asset includes the directly attributable expenditure of preparing the asset for its intended use.

(iii)	Subsequent expenditure

Subsequent expenditure on intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates and its cost can be measured reliably. All other expenditure is expensed as incurred.

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

(iv)	Amortization

Amortization is charged to the income statement on a straight-line basis over the estimated useful lives of the intangible assets from the date they are available for use. The estimated useful lives are as follows:

•	Software: 3 - 5 years

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(I) Vessels, property, plant and equipment

(i)	Owned assets

Vessels and items of property, plant and equipment are stated at cost or deemed cost less accumulated depreciation (see below) and impairment losses (refer to accounting policy (J)).

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the following:

•	The cost of materials and direct labor;

•	Any other costs directly attributable to bringing the assets to a working condition for their intended use;

•	When the Group has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located; and

•	Capitalized borrowing costs.

Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified as investment property.

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains and losses on disposal of a vessel or of another item of property, plant and equipment are determined by comparing the net proceeds from disposal with the carrying amount of the vessel or the item of property, plant and equipment and are recognized in profit or loss.

For the sale of vessels or other items of property, plant and equipment, transfer of risk and rewards usually occurs upon delivery of the vessel to the new owner.

(ii)	Leased assets

Leases in terms of which the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. Plant and equipment acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation (see below) and impairment losses (refer to accounting policy (J)). Lease payments are accounted for as described in accounting policy (P).

Other leases are operating leases and are not recognized in the Group’s statement of financial position.

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

(iii)	Investment property

Investment property is property held either to earn rental income or for capital appreciation or for both, but not for sale in the ordinary course of business, use in the production or supply of goods or services or for administrative purposes. Investment property is measured at cost less accumulated depreciation and impairment losses (refer to accounting policy (I)). As such, the accounting policies as described in Note (I) Vessels, property, plant and equipment apply.

Cost includes expenditure that is directly attributable to the acquisition of the investment property. The cost of self-constructed investment property includes the cost of materials and direct labor, any other costs directly attributable to bringing the investment property to a working condition for their intended use and capitalized borrowing costs.

Any gain or loss on disposal of an investment property (calculated as the difference between the net proceeds from disposal and the carrying amount of the item) is recognized in profit or loss.

(iv)	Assets under construction

Assets under construction, especially newbuilding vessels, are accounted for in accordance with the stage of completion of the newbuilding contract. Typical stages of completion are the milestones that are usually part of a newbuilding contract: signing or receipt of refund guarantee, steel cutting, keel laying, launching and delivery. All stages of completion are guaranteed by a refund guarantee provided by the shipyard.

(v)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the item of property, plant and equipment and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. All other expenditure is recognized in the consolidated statement of profit or loss as an expense as incurred.

(vi)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(vi)	Depreciation

Depreciation is charged to the consolidated statement of profit or loss on a straight-line basis over the estimated useful lives of vessels and items of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.

Vessels and items of property, plant and equipment are depreciated from the date that they are available for use, in respect of internally constructed assets, from the date that the asset is completed and ready for use.

The estimated useful lives of significant items of property, plant and equipment are as follows:

•	tankers	20 years

•	FSO/FpSO/FPSO	25 years

•	buildings	33 years

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

•	plant and equipment	5 - 20 years

•	fixtures and fittings	5 - 10 years

•	other tangible assets	3 - 20 years

•	drydocking	3 – 5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(J) Impairment

(i)	Non-derivative financial assets

A financial asset not classified as at fair value through profit or loss is assessed at each reporting date whether there is objective evidence that it is impaired.

A financial asset is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that loss event(s) had an impact on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired includes default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, adverse changes in the payment status of borrowers or issuers, economic conditions that correlate with defaults or the disappearance of an active market for a security. In addition, for an investment in an equity security a significant or prolonged decline in the fair value of the security below its cost is objective evidence of impairment.

Financial assets measured at amortized cost

The Group considers evidence of impairment for financial assets measured at amortized cost (loans and receivables and held-to-maturity financial assets) at both a specific asset and collective level. All individually significant assets are assessed for specific impairment. Those found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Assets that are not individually significant are collectively assessed for impairment by grouping together assets with similar risk characteristics.

In assessing collective impairment, the Group uses historical trends of the probability of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against loans and receivables or held-to maturity financial assets. Interest on the impaired asset continues to be recognized. When an event occurring after the impairment was recognized causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

Available-for-sale financial assets

Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss recognized previously in profit or loss. Changes in cumulative impairment losses attributable to the application of the effective interest method are reflected as a component of interest income. If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

Equity-accounted investees

An impairment loss in respect of an equity-accounted investee is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment loss is recognized in profit or loss, and is reversed if there has been a favorable change in the estimates used to determine the recoverable amount.

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets (refer to accounting policy (R)), are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. Goodwill and indefinite-lived intangible assets are tested annually for impairment. An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit (“CGU”) exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Future cash flows are based on current market conditions, historical trends as well as future expectations. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGU’s. Goodwill acquired in a business combination is allocated to groups of CGU’s that are expected to benefit from the synergies of the combination.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGU’s), and then to reduce the carrying amounts of the other assets in the CGU (group of CGU’s) on a pro rata basis.

An impairment loss recognized for goodwill shall not be reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(K) Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets, or components of a disposal group, are remeasured in accordance with the Group’s accounting policies. Thereafter generally the assets or disposal group are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit assets or investment property, which continue to be measured in accordance with the Group’s accounting policies. Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

Once classified as held for sale, intangible assets and property, plant and equipment are no longer amortized or depreciated, and any equity-accounted investee is no longer equity accounted.

(L) Employee benefits

(i)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in profit or loss in the periods during which related services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the services are discounted to their present value.

(ii)	Defined benefit plans

The Group’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a potential asset for the Group, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, consideration is given to any applicable minimum funding requirements.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return of plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in OCI. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability(asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit and loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined plan when the settlement occurs.

(iii)	Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit rated bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the currency in which the benefits are expected to be paid.

Remeasurements are recognized in OCI in the period in which they arise.

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

(iv)	Termination benefits

Termination benefits are recognized as an expense when the Group is demonstrably committed, without realistic possibility or withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting date, then they are discounted to their present value.

(v)	Short-term employee benefit

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(vi)	Share-based payment transactions

The grant-date fair value of equity-settled share-based payment awards granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

(M) Provisions

A provision is recognized when the Group has a legal or constructive obligation that can be estimated reliably, as result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. The provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Restructuring

A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognizes any impairment loss on the assets associated with that contract.

(N) Revenue

(i)	Pool Revenues

Aggregated revenue recognized on a daily basis from vessels operating on voyage charters in the spot market and on contract of affreightment (“COA”) within the pool is converted into an aggregated net

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

revenue amount by subtracting aggregated voyage expenses (such as fuel and port charges) from gross voyage revenue. These aggregated net revenues are combined with aggregate time charter revenues to determine aggregate pool Time Charter Equivalent revenue (“TCE”). Aggregate pool TCE revenue is then allocated to pool partners in accordance with the allocated pool points earned for each vessel that recognizes each vessel’s earnings capacity based on its cargo, capacity, speed and fuel consumption performance and actual on hire days. The TCE revenue earned by our vessels operated in the pools is equal to the pool point rating of the vessels multiplied by time on hire, as reported by the pool manager.

(ii)	Time - and Bareboat charters

Revenues from time charters and bareboat charters are accounted for as operating leases and are recognized on a straight line basis over the periods of such charters, as service is performed.

The Group does not recognize time charter revenues during periods that vessels are off-hire.

(iii)	Spot voyages

Within the shipping industry, there are two methods used to account for voyage revenues: rateably over the estimated length of each voyage and completed voyage.

The recognition of voyage revenues rateably on a daily basis over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by the Group and the pools in which we participate. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying its revenue recognition method, management believes that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. Since, at the time of discharge, management generally knows the next load port and expected discharge port, the discharge-to-discharge calculation of voyage revenues can be estimated with a greater degree of accuracy. Euronav does not begin recognizing voyage revenue until a charter has been agreed to by both the Group and the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage because it is only at this time the charter rate is determinable for the specified load and discharge ports and collectability is reasonably assured.

No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due and associated costs.

(O) Gain and losses on disposal of vessels

In view of their importance the Group reports capital gains and losses on the sale of vessels as a separate line item in the consolidated statement of profit or loss. For the sale of vessels, transfer of risks and awards usually occurs upon delivery of the vessel to the new owner.

(P) Leases

Lease payments

Payments made under operating leases are recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant period rate of interest on the remaining balance of the liability.

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

(Q) Finance income and finance cost

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, dividends on redeemable preference shares, interest receivable on funds invested, dividend income, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognized in the consolidated statement of profit or loss (refer to accounting policy (G)).

Interest income is recognized in the income statement as it accrues, taking into account the effective yield on the asset. Dividend income is recognized in the consolidated statement of profit or loss on the date that the dividend is declared.

The interest expense component of finance lease payments is recognized in the consolidated statement of profit or loss using the effective interest rate method.

(R) Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for: the initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax recognized, is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

In application of an IFRIC agenda decision on IAS 12 Income taxes, tonnage tax is not accounted for as income taxes in accordance with IAS 12 and is not presented as part of income tax expense in the income statement but is shown as an administrative expense under the heading “Other operating expenses”.

(S) Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group distinguishes two segments: the operation of crude oil tankers on the international markets and the floating storage and offloading operation of FSOs/FPSOs. The Group’s internal organizational and management structure does not distinguish any geographical segments.

(T) Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative statement of profit or loss is re-presented as if the operation had been discontinued from the start of the comparative period.

(U) New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended 31 December 2013, and have not been applied in preparing these consolidated financial statements:

IFRS 9 Financial Instruments is intended to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 deals with classification and measurement of financial assets and financial liabilities. This standard is the first phase in the replacement of IAS 39 The IASB currently has an active project to make limited amendments to the classification and measurement requirements of IFRS 9 and add new requirements to address the impairment of financial assets. In 2013 the IASB issued a new general hedge accounting standard as part of IFRS 9 which will align hedge accounting more closely with risk management. The IASB will determine an effective date once the classification and measurement and impairment phases of IFRS 9 are finalized. The Group does not plan to adopt this standard early and the extent of the impact has not yet been determined.

Annual Improvements to IFRS 2010-2012 cycle is a collection of minor improvements to six existing standards. This collection, which is expected to become mandatory for the Group’s 2015 consolidated financial statements, is not expected to have a material impact on its consolidated financial statements.

Annual Improvements to IFRS 2011-2013 cycle is a collection of minor improvements to four existing standards. This collection, which is expected to become mandatory for the Group’s 2015 consolidated financial statements, is not expected to have a material impact on its consolidated financial statements.

Amendments to IAS 19 Employee Benefits – Defined Benefit Plans: Employee Contributions introduce a relief that will reduce the complexity and burden of accounting for certain contributions from employees or third-parties. The amendments which are expected to become mandatory for the Group’s 2015 consolidated financial statements, are not expected to have a material impact on the Group’s consolidated financial statements.

Amendments to IAS 36 Impairment of Assets – Recoverable Amount Disclosures for Non-Financial Assets requires the recoverable amount of every cash-generating unit to which significant goodwill or indefinite-lived intangible assets have been allocated to be disclosed only when an impairment loss has been recognized or reversed. The amendments will become mandatory for the Group’s 2014 consolidated financial statements, with retrospective application. It is expected not to have a material impact on the Group’s consolidated financial statements.

IFRIC 21 Levies provides guidance on accounting for levies in accordance with the requirements of IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The interpretation is expected to become mandatory for the Group’s 2014 consolidated financial statements, with retrospective application. It is expected not to have a material impact on the Group’s consolidated financial statements.

Amendments to IAS 39 Financial Instruments – Novation of Derivatives and Continuation of Hedge Accounting add a limited exception to IAS 39, to provide relief from discontinuing an existing hedging relationship when a novation that was not contemplated in the original hedging documentation meets specific criteria. The amendments will become mandatory for the Group’s 2014 consolidated financial statements, with retrospective application. It is expected not to have a material impact on the Group’s consolidated financial statements.

Note 2 - Segment reporting

The Group distinguishes two operating segments: the operation of crude oil tankers on the international markets (tankers) and the floating production, storage and offloading operation of FSOs/FPSOs. These two divisions operate in completely different markets, where in the latter the assets are tailor made or converted for specific long-term projects. The tanker market requires a different marketing strategy as this is considered a very volatile market,

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

contract duration is often less than two years and the assets are to a big extent standardized. The segment profit or loss figures and key assets as set out below are presented to the Executive Committee on at least a quarterly basis to help the key decision makers in evaluating the respective segments. It was decided by the Chief Operating Decision Makers (“CODM”) to present the figures per segment based on proportionate consolidation for the joint ventures and not by applying equity accounting. The reconciliation between the figures of all segments combined on the one hand and with the consolidated statements of financial position and profit or loss on the other hand is presented in a separate column Equity-accounted investees.

The Group has two clients in the tanker segment that represent respectively 14% and 11% of the Tankers segment’s total revenue in 2013 (2012: 20% and 14%, respectively, and 2011: 26% and 14%, respectively). All the other clients represent less than 10% of total revenues.

The Group’s internal organizational and management structure does not distinguish any geographical segments.

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

Consolidated statement of financial position in thousands of U.S.$	2013				2012
	Tankers	FSO	Less Equity- accounted investees	Total	Tankers	FSO	Less Equity- accounted investees	Total
ASSETS
NON-CURRENT ASSETS	1,922,035	244,138	437,180	1,728,993	2,100,055	260,784	519,060	1,841,779
Property, plant and equipment	1,625,302	240,383	420,252	1,445,433	1,803,610	258,453	468,560	1,593,503
Intangible assets	32	—	—	32	78	—	—	78
Financial assets	295,412	3,755	39,632	259,535	295,404	2,331	71,575	226,161
Investments in equity accounted investees	409	—	(22,704)	23,113	—	—	(21,075)	21,075
Deferred tax assets	880	—	—	880	963	—	—	963
CURRENT ASSETS	227,337	51,159	86,728	191,768	263,034	35,214	50,824	247,424
TOTAL ASSETS	2,149,372	295,297	523,908	1,920,761	2,363,089	295,998	569,884	2,089,203

EQUITY and LIABILITIES EQUITY	913,533	(112,543)	—	800,990	1,010,773	(143,804)	(1)	866,970
Equity attributable to equity holders of the Company	913,533	(112,543)	—	800,990	1,010,773	(143,804)	(1)	866,970
Non-controlling interest	—	—	—	—	—	—	—	—
NON-CURRENT LIABILITIES	966,196	379,044	470,261	874,979	1,089,907	391,625	503,065	978,467
Loans and borrowings	923,005	367,988	455,085	835,908	1,040,867	374,267	481,587	933,547
Other payables	41,291	11,056	21,056	31,291	46,875	17,358	27,358	36,875
Employee benefits	1,900	—	—	1,900	2,165	—	—	2,165
Amounts due to equity-accounted joint ventures	—	—	(5,880)	5,880	—	—	(5,880)	5,880
CURRENT LIABILITIES	269,643	28,796	53,647	244,792	262,409	48,177	66,820	243,766
TOTAL EQUITY and LIABILITIES	2,149,372	295,297	523,908	1,920,761	2,363,089	295,998	569,884	2,089,203

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

Consolidated statement of profit or loss
in thousands of U.S.$	2013				2012				2011
	Tankers	FSO	Less Equity- accounted investees	Total	Tankers	FSO	Less Equity- accounted investees	Total	Tankers	FSO	Less Equity- accounted investees	Total
Revenue	337,383	63,698	96,459	304,622	357,197	53,684	90,045	320,836	344,711	49,926	68,322	326,315
Capital gains on disposal of vessels	8	—	—	8	10,067	—	—	10,067	22,153	—	—	22,153
Other operating income	11,756	333	569	11,520	10,260	241	23	10,478	5,990	100	317	5,773

Expenses for shipping activities	(234,250)	(12,316)	(40,038)	(206,528)	(236,504)	(10,849)	(36,795)	(210,558)	(221,259)	(11,110)	(19,910)	(212,459)
Capital losses on disposal of vessels	(215)	—	—	(215)	(32,080)	—	—	(32,080)	(25,501)	—	—	(25,501)
Depreciation tangible assets	(149,216)	(18,071)	(30,405)	(136,882)	(159,257)	(18,075)	(30,451)	(146,881)	(150,235)	(18,075)	(25,952)	(142,358)
Depreciation intangible assets	(75)	—	—	(75)	(181)	—	—	(181)	(213)	—	—	(213)
Employee benefits	(13,881)	—	—	(13,881)	(15,733)	—	—	(15,733)	(15,581)	—	—	(15,581)
Other operating expenses	(13,483)	(589)	(789)	(13,283)	(15,300)	(264)	(499)	(15,065)	(20,404)	(658)	(7,988)	(13,074)
Result from operating activities	(61,973)	33,055	25,796	(54,714)	(81,531)	24,737	22,323	(79,117)	(60,339)	20,183	14,789	(54,945)
Finance income	1,998	33	38	1,993	5,364	55	70	5,349	5,676	19	32	5,663
Finance expenses	(58,123)	(4,904)	(8,390)	(54,637)	(59,624)	(8,323)	(12,440)	(55,507)	(48,525)	(12,883)	(8,924)	(52,484)
Net finance expense	(56,125)	(4,871)	(8,352)	(52,644)	(54,260)	(8,268)	(12,370)	(50,158)	(42,849)	(12,864)	(8,892)	(46,821)
Share of profit(loss) of equity accounted investees (net of income tax)	409	—	(17,444)	17,853	—	—	(9,953)	9,953	—	—	(5,897)	5,897
Profit(loss) before income tax	(117,689)	28,184	—	(89,505)	(135,791)	16,469	—	(119,322)	(103,188)	7,319	—	(95,869)
Income tax expense	(178)	—	—	(178)	726	—	—	726	(118)	—	—	(118)
Profit(loss) for the period	(117,867)	28,184	—	(89,683)	(135,065)	16,469	—	(118,596)	(103,306)	7,319	—	(95,987)
Attributable to:
Owners of the Company	(117,867)	28,184	—	(89,683)	(135,065)	16,469	—	(118,596)	(103,306)	7,319	—	(95,987)

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

Consolidated statement of cash flows in thousands of U.S.$	2013				2012				2011
	Tankers	FSO	Less Equity- accounted investees	Total	Tankers	FSO	Less Equity- accounted investees	Total	Tankers	FSO	Less Equity- accounted investees	Total
Net cash from operating activities	41,491	38,497	88,905	(8,917)	44,577	33,254	8,019	69,812	30,271	26,179	28,390	28,060
Net cash from (used in) investing activities	(11,606)	—	(39,720)	28,114	(101,093)	51	(14,056)	(86,986)	35,996	(1,064)	(4,920)	39,852
Net cash from (used in) financing activities	(67,897)	(25,015)	(35,528)	(57,384)	7,719	(24,306)	16,530	(33,117)	(48,651)	(23,076)	(23,121)	(48,606)

Capital expenditure	(55,630)	—		(55,630)	(204,128)	51		(204,077)	(15,543)	(1,064)		(16,607)
Impairment losses	—	—	—	—	—	—	—	—	—	—	—	—
Impairment losses reversed	—	—	—	—	—	—	—	—	—	—	—	—

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

Note 3 - Assets and liabilities held for sale and discontinued operations

Assets held for sale

The assets held for sale can be detailed as follows:

in thousands of U.S.$	2013	2012

Vessels	21,510	52,920
Of which in Tankers segment	21,510	52,920
Of which in FSO segment	—	—

in thousands of U.S.$	Estimated Sale price	Book Value	Expected Gain (Loss)
Cap Isabella	52,920	85,000	(32,080)

At December 31, 2012	52,920	85,000	(32,080)

The expected loss on the disposal of the Cap Isabella was recognized in 2012. The Cap Isabella was sold in 2013 (See Note 8).

	Estimated Sale price	Book Value	Expected Gain (Loss)
Luxembourg	28,000	21,510	6,490
At December 31, 2013	28,000	21,510	6,490

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

The capital gain on the sale of the Luxembourg will be taken when the vessel is delivered to the new owner in 2014 (See Note 28 - Subsequent events).

Discontinued operations

As of December 31, 2013, December 31, 2012 and December 31, 2011, the Group had no operations that met the criteria of a discontinued operation.

Note 4 - Revenue

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

in thousands of U.S.$
	2013	2012	2011

Pool Revenue	49,792	70,066	76,430
Time Charters(Note 20)	133,396	144,889	187,050
Spot Voyages	121,434	105,881	62,835
Total	304,622	320,836	326,315

For the accounting treatment of revenues, we refer to the accounting policies (N) - Revenues

Note 5 - Expenses for shipping activities and other expenses from operating activities

Expenses for shipping activities
in thousands of U.S.$	2013	2012	2011

Operating expenses	(112,085)	(109,538)	(123,078)
Charterhire(Note 20)	(18,029)	(28,920)	(42,497)
Bareboat hire(Note 20)	(3,002)	—	—
Voyage expenses	(73,412)	(72,100)	(46,884)
Total	(206,528)	(210,558)	(212,459)

The operating expenses relate mainly to the crewing, technical and other costs to operate tankers and FSOs. The majority of voyage expenses are port costs, bunkers and agent fees paid to operate the vessels on the spot market.

Employee benefits
in thousands of U.S.$	2013	2012	2011

Wages and salaries	(9,498)	(11,439)	(11,328)
Social security costs	(2,149)	(2,323)	(2,313)
Provision for employee benefits(Note 17)	86	96	100
Equity-settled share-based payments(Note 23)	(183)	—	—
Other employee benefits	(2,137)	(2,067)	(2,040)
Total	(13,881)	(15,733)	(15,581)

Average number of full time equivalents	97.30	102.00	101.66

Other operating expenses in
thousands of U.S.$	2013	2012	2011

Administrative expenses	(13,283)	(15,064)	(13,074)
Total	(13,283)	(15,064)	(13,074)

The administrative expenses include amongst other director fees, office rental, consulting- and audit fees and Tonnage Tax.

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

Note 6 - Net finance expense

Recognized in profit or loss
in thousands of U.S.$	2013	2012	2011

Interest income on bank deposits	98	929	226
Foreign exchange gains	1,895	4,420	5,437
Finance income	1,993	5,349	5,663

Interest expense on financial liabilities measured at amortized cost	(49,240)	(47,930)	(57,097)
Fair value adjustment on interest rate swaps	154	273	17,840
Other financial charges	(2,809)	(3,551)	(6,812)
Foreign exchange losses	(2,742)	(4,299	(6,415)
Finance expense	(54,637)	(55,507)	(52,484)

Net finance expense recognized in profit or loss	(52,644)	(50,158)	(46,821)

The above finance income and expenses include the following in respect of assets (liabilities) not at fair value through profit or loss:

Total interest income on financial assets	98	929	226
Total interest expense on financial liabilities	(49,240)	(47,930)	(57,097)
Total other financial charges	(2,809)	(3,551)	(6,812)

Recognized directly in equity
in thousands of U.S.$	2013	2012	2011

Foreign currency translation differences for foreign operations	216	78	(170)
Cash flow hedges - effective portion of changes in fair value	5,430	3,871	651
Cash flow hedges - reclassified to profit or loss	—	—	—
Net finance expense recognized directly in equity	5,646	3,949	481
Attributable to:
Owners of the Company	5,646	3,949	481
Net finance expense recognized directly in equity	5,646	3,949	481
Recognized in:
Translation reserve	216	78	(170)
Hedging reserve	5,430	3,871	651
	5,646	3,949	481

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

Note 7 - Tax expense

in thousands of U.S.$	2013	2012	2011

Current tax
Current period	(58)	(12)	(33)

Total	(58)	(12)	(33)

Deferred tax
Origination and reversal of temporary differences	(120)	738	(85)

Total	(120)	738	(85)

Total tax expense	(178)	726	(118)

Reconciliation of effective tax	2013		2012		2011

Profit (loss) before tax		(89,005)		(119,322)		(95,869)

Tax at domestic rate	(33.99)%	30,423	(33.99)%	40,558	(33.99)%	32,585
Effects on tax of :
Tax exempt profit / loss		(2,863)		(845)		(1,571)
Non-deductible expenses		(180)		(270)		(7,544)
Use of Unrecognized tax losses, tax credits and tax allowances		138		168		239
Tonnage Tax regime		(33,717)		(42,620)		(25,545)
Effect of share of profit of equity-accounted investees		6,068		3,383		2,004
Effects of tax regimes in foreign jurisdictions		(47)		352		(286)

Total taxes	0.20%	(178)	(0.61)%	726	0.12%	(118)

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

In application of an IFRIC agenda decision on IAS 12 Income taxes, tonnage tax is not accounted for as income taxes in accordance with IAS 12 and is not presented as part of income tax expense in the consolidated statement of profit or loss but has been shown as an administrative expense under the heading Other operating expenses (see Note 5).

Note 8 - Property, plant and equipment

in thousands of U.S.$	Tankers	Vessels under construction	Other equipment & vehicles	Prepayment	Total PPE
At January 1, 2011
Cost	2,490,765	114,518	2,440	—	2,607,723
Depreciation & impairment losses	(732,632)	—	(1,466)	—	(734,098)

Net carrying amount	1,758,133	114,518	974	—	1,873,625

Acquisitions	—	600	347	—	947
Disposals and cancellations	—	(25,499)	(1)	—	(25,500)
Depreciation charge	(141,955)	—	403	—	(142,358)
Transfer to assets held for sale	—	—	—	—	—
Transfers	—	—		—	—
Translation differences	—	—	(11)	—	(11)

Balance at December 31, 2011	1,616,178	89,619	906	—	1,706,703

At January 1, 2012
Cost	2,490,765	89,619	2,500	—	2,582,884
Depreciation & impairment losses	(874,587)	—	(1,594)	—	(876,181)

Net carrying amount	1,616,178	89,619	906	—	1,706,703

Acquisitions	—	157,051	127	—	157,178
Disposals and cancellations	(37,459)	—	(10)	—	(37,469)
Depreciation charge	(146,518)	—	(362)	—	(146,880)
Transfer to assets held for sale	—	(86,034)	—	—	(86,034)
Transfers	160,636	(160,636)		—	—
Translation differences	—	—	5	—	5

Balance at December 31, 2012	1,592,837	—	666	—	1,593,503

At January 1, 2013
Cost	2,506,756	—	2,377	—	2,509,133
Depreciation & impairment losses	(913,919)	—	(1,711)	—	(915,630)

Net carrying amount	1,592,837	—	666	—	1,593,503

Acquisitions	—	—	325	10,000	10,325
Disposals and cancellations	—	—	(10)	—	(10)
Depreciation charge	(136,527)	—	(355)	—	(136,882)
Transfer to assets held for sale	(21,510)	—	—	—	(21,510)
Transfers	—	—		—	—
Translation differences	—	—	7	—	7

Balance at December 31, 2013	1,434,800	—	633	10,000	1,445,433

At December 31, 2013
Cost	2,424,978	—	2,487	10,000	2,437,465
Depreciation & impairment losses	(990,178)	—	(1,854)	—	(992,032)

Net carrying amount	1,434,800	—	633	10,000	1,445,433

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

Disposal of assets - Gain/Losses

in thousands of U.S.$	Acquisitions	Sale price	Book Value	Gain	Loss
Pacific Lagoon	—	52,013	29,869	22,144	—
Newbuilding (Cancellation)	—	—	25,500	—	(25,500)
Other	—	—	—	9	—

At December 31, 2011	—	52,013	55,369	22,153	(25,500)

Ti Guardian (Financial lease)	—	—	—	2,831	—
Algarve	—	35,775	28,571	7,204	—
Cap Isabella	—	52,920	85,000	—	(32,080)
Other	—	—	—	32	—

At December, 31 2012	—	88,695	113,571	10,067	(32,080)

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

	Acquisitions	Sale price	Book Value	Gain	Loss
Cap Isabella	215	52,920	53,135	—	(215)
Other	—	—	—	8	—

At December, 31 2013	215	52,920	53,135	8	(215)

On November 22, 2010, the Group announced it had sold one of its oldest double hulled VLCCs, the Pacific Lagoon (1999 - 305,839 dwt). The gain was recognized in 2011 since the vessel was delivered to its new owner in 2011.

During 2011, the Group cancelled the contract for a newbuilding VLCC, which resulted in a loss of U.S. $25.5 million, which was equal to the amount of the installment already paid to the shipyard.

During 2006 the Group entered into a sale and lease-back transaction on the TI Guardian. This transaction has been classified as a finance lease. The excess of the sale proceeds over the carrying value at the time of the sale amounted to U.S.$ 11,678,000 which is being amortized over the period of the lease-back, or seven years. Furthermore, the Group had options to acquire the vessel beginning in the third year (2009). On November 7, 2012, the time charter contract, the original term of which expired October 2013 was terminated. As a result, the Group booked a capital gain of U.S.$ 2.8 million in 2012.

On October 24, 2012, the Group sold the VLCC Algarve (1999 - 298,969 dwt) for a sale price of U.S.$ 35.8 million. The capital gain of U.S.$ 7.2 million was recorded in 2012, when the vessel was delivered to its new owner.

On March 15, 2013, the Group sold the Suezmax Cap Isabella (2013 – 157,258 dwt) to Belle Shipholdings Ltd. The Suezmax Cap Isabella was a newbuilding from Samsung Heavy Industries Co., Ltd., or Samsung Heavy Industries. The sale price of the vessel was U.S.$ 54 million, while Euronav still had a capital commitment to the yard of U.S.$ 55.2 million. As this transaction was signed before the announcement of the 2012 final figures and was the result of negotiations with various parties which started in the financial year 2012, the Group recorded the capital loss of U.S.$ 32 million already in 2012 (See Note 3 - Assets and liabilities held for sale and discontinued operations) with a small adjustment in 2013 of U.S.$ 215,000.

On January 7, 2014, the Group entered into an agreement for the sale of its oldest double-hulled VLCC Luxembourg (1999 – 299,150 dwt), for U.S.$28.0 million. Because the sale process commenced in 2013 and management had

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

good indications that the sale would occur in the near future, the asset was transferred to non-current assets held for sale as of December 31, 2013. The capital gain on that sale was approximately U.S.$6.0 million which has been recorded at delivery in 2014 (See Note 28 - Subsequent Events).

Impairment

As a result of the decline in charter rates and vessels value, the Group has performed an impairment test where the carrying amount of an asset or CGU is compared to its recoverable amount, which is the greater of its value in use and its fair value less cost to sell. In assessing value in use, the following assumptions were used:

•	10-year historical average spot freight rates are used as forecast charter rates for tankers

•	Weighted Average Cost of Capital (WACC) of 6.38% (2012: 7.41%, 2011: 8.02%)

•	20 year useful life with residual value equal to zero for tankers

Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subject to judgment. The impairment test did not result in a requirement to record an impairment loss in 2013. Even with an increase of the WACC of 5%, there was no need to record an impairment loss in 2013.

Security

All tankers financed are subject to a mortgage to secure bank loans (see Note 15).

Vessels on order or under construction

in thousands of U.S.$	2013	2012

VLCC	—	—
Suezmax tankers	—	—
Total	—	—

The group does not have any vessels under construction.

Prepayment

On January 3, 2014, the Group signed a contract to acquire 15 VLCCs from Maersk Tankers Singapore Pte Ltd. for a total acquisition price of U.S.$ 980 million, payable as the vessels are being delivered. For this transaction, the Group made a prepayment in December 2013 for a total of U.S.$ 10 million. For more information on this transaction, please refer to Note 28 - Subsequent Events.

As at December 31, 2013 the Group’s total capital commitment (including the Maersk transaction discussed above) amounts to U.S.$ 970 million (2012: U.S.$ 55.3 million).

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

These can be detailed as follows:

	As at December 31, 2012
in thousands of U.S.$	payments scheduled for
	Total	2013	2014	2015
Commitments in respect of VLCCs	—	—	—	—
Commitments in respect of Suezmaxes	55,250	55,250	—	—
Commitments in respect of FSOs	—	—	—	—

Total	55,250	55,250	—	—

	As at December 31, 2013
in thousands of U.S.$	payments scheduled for
	Total	2014	2015	2016
Commitments in respect of VLCCs	970,000	970,000		—
Commitments in respect of Suezmaxes	—	—	—	—
Commitments in respect of FSOs	—	—	—	—
Total	970,000	970,000	—	—

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

Note 9 - Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

in thousands of U.S.$	Assets	Liabilities	Net

Employee benefits	41	—	41
Unused tax losses & tax credits	922	—	922
	963	—	963
Offset	—	—
Balance at December, 31 2012	963	—

Employee benefits	52	—	52
Unused tax losses & tax credits	828	—	828
	880	—	880
Offset	—	—
Balance at December 31, 2013	880	—

Unrecognized deferred tax assets and liabilities

Deferred tax assets and liabilities have not been recognized in respect of the following items:

in thousands of U.S.$	2013		2012
	Assets	Liabilities	Assets	Liabilities
Deductible temporary differences	352	—	420	—
Taxable temporary differences	—	(16,587)	—	(16,601)
Tax losses & tax credits	30,148	—	31,167	—
	30,500	(16,587)	31,587	(16,601)
Offset	(16,587)	16,587	(16,601)	16,601
Total	13,913	—	14,986	—

The unrecognized deferred tax assets in respect of tax losses and tax credits are entirely related to tax losses carried forward, investment deduction allowances and excess dividend received deduction. These unrecognized tax losses and tax credits have no expiration date. Deferred tax assets have not been recognized because future taxable profits cannot be measured on a reliable basis.

The unrecognized tax liabilities in respect of taxable temporary differences relate to tax liabilities in respect of non distributed reserves of the Group that will be taxed when distributed. No deferred tax liability has been recognized because the Group controls whether the liability will be incurred and management is satisfied that the liability will not be incurred in the foreseeable future.

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

Movement in deferred tax balances during the year
in thousands of U.S.$	Balance at Jan 1, 2011	Recognized in income	Recognized in equity	Translation differences	Balance at Dec 31, 2011
Employee benefits	104	(44)	—	—	60
Unused tax losses & tax credits	190	(42)	—	(3)	145

Total	294	(86)	—	(3)	205

	Balance at Jan 1, 2012	Recognized in income	Recognized in equity	Translation differences	Balance at Dec 31, 2012
Employee benefits	60	(21)	—	2	41
Unused tax losses & tax credits	145	758	—	19	922

Total	205	737	—	21	963

	Balance at Jan 1, 2013	Recognized in income	Recognized in equity	Translation differences	Balance at Dec 31, 2013
Employee benefits	41	9	—	2	52
Unused tax losses & tax credits	922	(129)	—	35	828

Total	963	(120)	—	37	880

Note 10 - Non-current receivables

in thousands of U.S.$	2013	2012
Shareholders loans to joint ventures	259,517	226,150
Other non-current receivables	17	9
Total	259,534	226,159

Please refer to Note 25 for more information on the Shareholders loans to joint ventures.

The ageing of the non-current receivables is as follows:

in thousands of U.S.$	2013	2012
Receivables:
Between one and two years	—	—
Between two and three years	—	—
Between three and four years	—	—
Between four and five years	—	—
More than five years	259,534	226,159
Total	259,534	226,159

Note 11 - Trade and other receivables

in thousands of U.S.$	2013	2012

Trade receivables	24,315	24,236
Accrued income	9,765	8,059
Accrued interest	14	6
Deferred charges	29,368	20,704
Other receivables	32,451	28,421
Total	95,913	81,426

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

The other receivables relate to income to be received by the Group from Tankers International.

The increase in deferred charges relates to the bunkers on board of the vessels, which increased in 2013 due to the higher spot exposure of the Euronav fleet resulting in increased bunker costs. Furthermore, many vessels have bunkered late December 2013.

For currency and credit risk, see Note 19.

Note 12 - Cash and cash equivalents

in thousands of U.S.$	2013	2012

Bank deposits	34,254	78,758
Cash at bank and in hand	40,055	34,293
Total	74,309	113,051
Of which restricted cash	1,750	—

Less:
Bank overdrafts used for cash management purposes	—	—
Net cash and cash equivalents	74,309	113,051

Note 13 – Equity

Share capital and share premium
in shares	2013	2012

On issue at January 1	51,750,000	51,750,000
Capital increase	2,473,817	—
On issue at December 31- fully paid	54,223,817	51,750,000

On November 12, 2013 and December 19, 2013, the Group’s share capital was increased following the exercise of the conversion option of respectively 88 and 64 Notes issued in 2013 and maturing in 2018 for a total amount of U.S.$ 15.2 million resulting in the issuance of 1,432,210 and 1,041,607 new ordinary shares, respectively.

At December 31, 2013 the share capital was represented by 54,223,817 shares. The shares have no par value.

On December 16, 2013, Euronav raised U.S.$ 150 million through a private placement of a perpetual convertible preferred equity instrument (“PCPs”). The instrument has been issued in January 2014 at par and will bear an interest of 6% during the first five years payable annually in arrears in cash or in shares at the option of the Group. The price against which the PCPs can be contributed is EUR 5.776000 (or U.S.$ 7.928715 at EUR/U.S.$ exchange

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

rate of 1.3727) per common share. The Group will have an option to force the conversion if the share price reaches a certain level over a certain period of time and the Group has completed a listing on the New York Stock Exchange or NASDAQ. As based on the subscription agreement with the relevant investors, the funds were received in 2014 and the instrument was only issued in January 2014, the transaction had no effect on the 2013 figures. (See Note 28 - Subsequent Events).

At December 31, 2013, the authorized share capital amounts to U.S.$ 47,311,178 (2012: U.S.$ 50,000,000) or the equivalent of 43,528,067 shares (2012: 46,001,884 shares).

The holders of ordinary shares are entitled to receive dividends when declared and are entitled to one vote per share at the shareholders’ meetings of the Group.

Convertible Notes

There are no share options outstanding except the options granted to the holders of the 6.50% convertible notes (the “Notes”) (see Note 15 and Note 28).

Translation reserve

The translation reserve is comprised of all foreign exchange differences arising from the translation of the financial statements of foreign operations.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred (see also Note 19).

Treasury shares

At December 31, 2013, the Group held 1,750,000 treasury shares (December 31, 2012: 1,750,000 shares).

The Group has purchased the shares at an average price of EUR 18.1605 or U.S.$ 26.3210.

The treasury shares have been deducted from equity and amount to U.S.$ 46,061,831 at December 31, 2013 (December 31, 2012: U.S.$ 46,061,831).

Dividends

In 2012 and 2013, the directors of the Group proposed not to declare a dividend.

Dividend limitations

The Group is subject to a dividend covenant in relation to its senior secured credit facilities: the dividend shall not exceed 50% of the net income earned in a financial year or part thereof to which that dividend relates, unless the majority of the lenders of those particular facilities agree to a dividend in excess of the said 50%.

Note 14 - Earnings per share

Basic earnings per share

The calculation of basic earnings per share at December 31, 2013 was based on a result attributable to ordinary shares of U.S.$ (89,683,000) (2012: U.S.$ (118,596,000) and 2011: U.S.$ (95,987,000)) and a weighted average number of ordinary shares outstanding during the period ended December 31, 2013 of 50,230,438 (2012: 50,000,000 and 2011: 50,000,000), calculated as follows:

Result attributable to ordinary shares

in thousands of U.S.$	2013	2012	2011

Result for the period	(89,683)	(118,596)	(95,987)
Weighted average	50,230,438	50,000,000	50,000,000
Basic earnings per share (in U.S.$)	(1.79)	(2.37)	(1.92)

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

Weighted average number of ordinary shares

in shares	Shares issued	Treasury shares	Shares outstanding	Weighted number of shares
On issue at December 31, 2010	51,750,000	1,750,000	50,000,000	50,000,000

purchases of treasury shares	—	—	—	—
withdrawal of treasury shares	—	—	—	—
sales of treasury shares	—	—	—	—

On issue at December 31, 2011	51,750,000	1,750,000	50,000,000	50,000,000

purchases of treasury shares	—	—	—	—
withdrawal of treasury shares	—	—	—	—
sales of treasury shares	—	—	—	—

On issue at December 31, 2012	51,750,000	1,750,000	50,000,000	50,000,000

Issuance of shares	2,473,817	—	2,473,817	230,438
purchases of treasury shares	—	—	—	—
withdrawal of treasury shares	—	—	—	—
sales of treasury shares	—	—	—	—

On issue at December 31, 2013	54,223,817	1,750,000	52,473,817	50,230,438

Diluted earnings per share

The potential issuance of ordinary shares relating to the conversion of the convertible notes and to the contribution in kind of the Perpetual Convertible Preferred Equity were not included in the calculation of diluted earnings per share because such issuances would have been anti-dilutive to existing shareholders for the periods presented, as applicable, (earnings per share would increase). Such issuances could, however, dilute basic earnings per share in future periods.

Number of ordinary shares (diluted)

The table below shows the potential number of shares that could be created if all the convertible notes were to be converted into ordinary shares.

in shares	2013	2012	2011

Weighted average number of ordinary shares (basic)	50,230,438	50,000,000	50,000,000
Effect of potential conversion of Notes	18,949,134	6,474,307	6,474,307
Effect of potential conversion of PCPS	—	—	—
Effect of Share-based Payment arrangements	1,750,000	—	—

Weighted average number of ordinary shares (diluted)	70,929,572	56,474,307	56,474,307

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

The number of shares related to a potential conversion of Notes may vary according to potential adjustments of the conversion price in certain events such as a change of control, a distribution of a dividend exceeding certain threshold amounts or early voluntary conversion.

On January 31, 2013, Euronav launched an offer to current bondholders to exchange any and all outstanding Notes due in January 2015 for new 6.50% convertible Notes due in January 2018. The conversion price of the new convertible Note was set to EUR 5.65 or U.S.$ 7.54. In case of an early voluntary conversion an additional number of shares will be made available at the same price as the conversion price to compensate for the unpaid coupons of the first 4 years. 1,250 2015 Notes were tendered for exchange.

In the beginning of 2012, the Group performed a buyback of 68 Notes issued in 2009 and maturing January 2015. These Notes were exchanged in February 2013 for new 6.50% Notes due in January 2018. In the course of 2013, these Notes were sold.

In the course of 2014, the majority of the Notes issued in 2013 and maturing in 2018, were converted to new ordinary shares. (See Note 28)

On February 6, 2014, 30 of the 60 perpetual convertible preferred equity instruments issued on January 10, 2014, were contributed in kind. (See Note 28)

The following table illustrates all the capital increases that occurred in 2014 and the remaining possible dilution for the outstanding Notes and perpetual convertible equity instruments.

	Date of transaction	Number of instruments Converted/ Contributed	Amount in U.S.$	Issued Ordinary shares	Total number of ordinary shares in issue

Capital Increases in 2014
Shares outstanding on	12/31/2013				54,223,817

Exercise Conversion Option Convertible Note 2018	1/10/2014	491	49,100,000	8,163,810	62,387,627
First Capital Increase	1/10/2014	NA	49,999,867	5,473,571	67,861,198
Exercise Conversion Option Convertible Note 2018	1/23/2014	97	9,700,000	1,679,010	69,540,208
Exercise Conversion Option Convertible Note 2018	2/6/2014	453	45,300,000	7,841,164	77,381,372
Contribution in kind of the PCPS	2/6/2014	30	75,000,000	9,459,286	86,840,658
Second Capital Increase	2/24/2014	NA	300,000,133	32,841,528	119,682,186
Exercise Conversion Option Convertible Note 2018	2/25/2014	8	800,000	134,808	119,816,994
Exercise Conversion Option Convertible Note 2018	3/10/2014	47	4,700,000	662,763	120,479,757
Exercise Conversion Option Convertible Note 2018	4/22/2014	1	100,000	14,101	120,493,858

TOTAL				66,270,041	120,493,858

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

The above transactions resulted in the following capital structure:

	Shares issued	Treasury shares	Shares outstanding	Weighted number of shares
On issue at December 31, 2013	54,223,817	1,750,000	52,473,817	50,230,438

Issuance of shares	66,270,041	—	66,270,041	46,368,322
purchases of treasury shares	—	—	—	—
withdrawal of treasury shares	—	—	—	—
sales of treasury shares	—	—	—	—

On issue YTD 2014	120,493,858	1,750,000	118,743,858	96,598,760

After all the conversions of the Notes and the contributions in kind, the remaining outstanding instruments which can give rise to dilution are summarized as follows:

in shares

Ordinary shares outstanding (basic)	118,743,858
Effect of potential conversion of Notes	1,147,621
Effect of potential conversion of PCPS	9,459,286

Number of ordinary shares (diluted)	129,350,765

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

Note 15 - Interest-bearing loans and borrowings

in thousands of U.S.$	Finance lease	Bank loans	Convertible Notes	Total
More than 5 years	—	—	—	—
Between 1 and 5 years	8,616	815,241	134,456	958,313

More than 1 year	8,616	815,241	134,456	958,313
Less than 1 year	9,894	123,751	—	133,645

At January 1, 2012	18,510	938,992	134,456	1,091,958

New loans	—	750,000	—	750,000
Scheduled repayments	(8,375)	(67,150)	—	(75,525)
Early repayments	(10,135)	(712,351)	(6,800)	(729,286)
Other changes	—	1,982	5,038	7,020

Balance at December 31, 2012	—	911,474	132,694	1,044,167

More than 5 years	—	—		—
Between 1 and 5 years	—	800,853	132,694	933,547

More than 1 year	—	800,853	132,694	933,547
Less than 1 year	—	110,621	—	110,621

Balance at December 31, 2012	—	911,474	132,694	1,044,168

	Finance lease	Bank loans	Convertible Notes	Total
More than 5 years	—	—	—	—
Between 1 and 5 years	—	800,853	132,694	933,547
More than 1 year	—	800,853	132,694	933,547
Less than 1 year	—	110,621	—	110,621

At January 1, 2013	—	911,474	132,694	1,044,168

New loans	—	56,587	6,800	63,387
Scheduled repayments	—	(110,621)		(110,621)
Early repayments	—	(9,500)	(500)	(10,000)
Conversion	—	—	(15,200)	(15,200)
Other changes	—	(177)	2,028	1,851

Balance at December 31, 2013	—	847,763	125,822	973,585

More than 5 years	—	—		—
Between 1 and 5 years	—	710,086	125,822	835,908
More than 1 year	—	710,086	125,822	835,908
Less than 1 year	—	137,677	—	137,677

Balance at December 31, 2013	—	847,763	125,822	973,585

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

Bank Loans

In April 2009, Euronav entered into a U.S.$ 300 million senior secured credit facility. The facility consists of a term loan of U.S.$ 300 million for the purpose of financing two VLCCs and 4 Suezmaxes. The facility has a term of five years at a rate equal to Libor plus a margin of 2.50%. During 2013, the maturity was extended by four years until 2018 with the same repayment profile. The rate increased to Libor plus a margin of 3.40%. The total amount drawn under this facility on December 31, 2013 was U.S.$ 211,433,333.00.

In June 2011, Euronav entered into a U.S.$ 750 million senior secured credit facility. The main purpose of this facility was to repay and retire the U.S.$ 1,600 million facility signed in April 2005. The credit facility is comprised of (i) a U.S.$ 250 million non-amortizing revolving credit facility and (ii) a U.S.$ 500 million term loan facility. The credit facilities have a term of six years commencing from the date of signing at a rate of LIBOR plus 2.25% and have the same financial covenants as the existing facilities. On the closing date, the facilities were secured by 22 of the wholly-owned vessels of the Group’s fleet, which is comprised of 1 ULCC, 7 VLCCs, and 14 Suezmaxes. On March 19, 2012, Euronav drew down part of the revolving credit facility (RCF) and the full term loan under these facilities. Following the sale of the VLCC Algarve in October 2012, the term loan facility was prepaid with an amount of U.S.$ 18.6 million and the non-amortizing revolving loan facility was reduced by U.S.$ 10.2 million.

Short-term loans

in thousands of U.S.$	2013	2012

Current portion of long-term loans	137,677	110,621
	137,677	110,621

Undrawn borrowing facilities

At December 31, 2013, the Group has undrawn borrowing facilities amounting to EUR 15,000,000 (2012: EUR 55,000,000) expiring in January 2015. At the same date, an amount of U.S.$ 21,280,237 (2012: U.S.$ 54,780,237) was undrawn on the non-amortizing revolving loan facility.

Loan covenant

For the U.S.$ 750 million senior secured credit facility, Euronav negotiated during 2013 with its lenders a two-year relaxation of the Asset Protection clause from 125% down to 110% against an increase of the margin above the LIBOR rate to 3.40%. On April 10, 2014, the Group voluntarily cancelled the waiver after which the margin was reduced to 3.00% and the ratio was set at the original value of 125%.

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

Terms and debt repayment schedule

The terms and conditions of outstanding loans were as follows:

in thousands of U.S.$			Year of maturity	December 31, 2013		December 31, 2012
	Currency	Nominal interest rate		Face value	Carrying value	Face value	Carrying value
Secured vessels loan	U.S.$	libor +3.40%	2017	350,079	347,845	436,400	432,505
Secured vessels Revolving loan*	U.S.$	libor +3.40%	2017	239,780	218,500	239,780	185,000
Secured vessels loan	U.S.$	libor +3.40%	2018	211,433	209,510	231,433	231,433
Secured vessels loan	U.S.$	libor +2.95%	2017	58.550	58,320	62,850	62,540
Unsecured bank facility	EUR	euribor +1.00%	2015	25,000	13,588	55,000	—
Total interest-bearing bank loans				884,842	847,763	1,025,463	911,478

The carrying amount of the vessel loans can be reduced if the value of the collateralized vessels falls under a certain percentage of the outstanding amount under that loan.

*	The total amount available under the revolving credit facility depends on the total value of the fleet of tankers securing the facility.

Convertible Notes

in thousands of U.S.$				December 31, 2013			December 31, 2012
	Currency	Nominal interest rate	Year of Maturity	Face Value	Carrying value	Classified as Equity	Face Value	Carrying Value	Classified as Equity
Unsecured convertible Notes	U.S.$	6.50%	2015	25,000	23,517	1,483	150,000	132,694	17,306
Unsecured convertible Notes	U.S.$	6.50%	2018	109,800	102,305	7,495	—	—	—
Total convertible Notes				134,800	125,822	8,978	150,000	132,694	17,306

On September 24, 2009, the Company issued U.S.$ 150 million fixed-rate senior unsecured Notes, due 2015. The Notes were issued at 100% of their principal amount and bear interest at a rate of 6.5% per annum, payable semi-annually in arrears. The initial conversion price is EUR 16,283750 (or U.S.$ 23,168520 at EUR/U.S.$ exchange rate of 1,4228) per share and was set at a premium of 25 percent to the volume weighted average price of Euronav’s ordinary shares on Euronext Brussels on September 3, 2009. If all of the Notes were to be converted into new ordinary shares at the initial conversion price, 6,474,307 new ordinary shares would be issued, representing 11.12% of the Company’s share capital on a fully diluted basis.

The Notes are convertible between November 4, 2009 and January 24, 2015 into ordinary shares of the Company at the conversion price applicable at such conversion date and in accordance with the conditions set out in a trust deed in relation to the Notes. Unless previously redeemed, converted or purchased and cancelled, the Notes will be redeemed in cash on January 31, 2015 at 100% of their principal amount.

The Notes were added to the official list of the Luxembourg Stock Exchange and are traded on the Luxembourg Stock Exchange’s Euro MTF Market.

During the first quarter 2012, the Group repurchased 68 Notes of its U.S.$ 150 million fixed-rate senior unsecured Notes, due 2015. The face value of each Note is U.S.$ 100,000 and the Group paid an average of U.S.$ 78,441.

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

In 2013, the Group offered to exchange the Notes against a new Note which bears the same interest rate of 6.5% but which would mature in 2018 and would have a lower conversion price of EUR 5.650000. The new Notes have a feature to compensate the bondholders for the forgiven coupons in case of conversion to shares during the first 4 years. The exchange offer resulted in U.S.$ 125 millions of Notes (face value) being exchanged for new Notes, including the 68 Notes acquired by the Group in 2012 (see also Note 28).

In the second quarter of 2013, Euronav bought back an additional 5 of its Notes due in 2015 for an average price of U.S.$ 92,000, while selling in the third quarter the 68 Notes due in 2018 it held after the above exchange.

During 2013, 152 Notes of the U.S.$ 125 million Notes due in 2018, were converted into ordinary shares (See Note 13).

in thousands of U.S.$	2013	2012
Carrying amount of liability at the beginning of period	132,694	134,456
Interest	2,448	4,678
Amortization of transaction costs	(1,023)	360
Buyback of Convertible Note	(470)	(6,800)
Sale of Convertible Note	5,898	—
Conversion of Convertible Note	(13,725)	—

Carrying amount of liability at the end of the period	125,822	132,694

Note 16 - Non-current other payables

in thousands of U.S.$	Fair Value derivatives	Sellers Credit	TOTAL
More than 5 years	—	—	—
Between 1 and 5 years	6,875	30,000	36,875

Balance at December 31, 2012	6,875	30,000	36,875

	Fair Value derivatives	Sellers Credit	TOTAL

More than 5 years	—	—	—
Between 1 and 5 years	1,291	30,000	31,291

Balance at December 31, 2013	1,291	30,000	31,291

The amount of other payables represents the non-current portion of amounts payable in relation to interest rate swaps, or IRS, (see Note 19) and a sellers credit obtained by the Group.

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

Note 17 – Employee benefits

The amounts recognized in the balance sheet are as follows:

in thousands of USD	2013	2012	2011

Net liability at beginning of period	(2,166)	(1,832)	(1,988)
Recognized in profit or loss	86	96	100
Recognized in other comprehensive income	263	(386)	—
Foreign currency translation differences	(83)	(44)	56

Net liability at end of period	(1,900)	(2,166)	(1,832)

Present value of funded obligations	(1,495)	(1,345)	(1,276)
Fair value of plan assets	1,215	911	988

	(280)	(434)	(288)
Present value of unfunded obligations	(1,620)	(1,732)	(1,544)
Net liability	(1,900)	(2,166)	(1,832)

Amounts in the balance sheet:
Liabilities	(1,900)	(2,166)	(1,832)
Assets	—	—	—

Net liability	(1,900)	(2,166)	(1,832)

Liability for defined benefit obligations

The Group makes contributions to three defined benefit plans that provide pension benefits for employees upon retirement. One plan - the Belgian plan - is fully insured through an insurance company. The second and third - French and Greek plans - are uninsured and unfunded.

The Group expects to contribute the following amount to its defined benefit pension plans in 2014: U.S.$ 112,902.

Note 18 - Trade and other payables - Current

in thousands of U.S.$	2013	2012

Trade payables	32,356	12,458
Accrued payroll	2,298	2,326
Dividends payable	10	14
Derivatives	—	—
Accrued expenses	27,257	18,916
Accrued interest	12,123	9,301
Deferred income	12,263	13,329
Other payables	20,787	76,801
Total	107,094	133,145

The amount under other payables relates to the option fee received in cash to sell both the VLCC Antarctica (2009 - 315,981 dwt) and the VLCC Olympia (2008 - 315,981 dwt) for delivery in the first half 2015. In 2012, it also included the remaining payment to Samsung Heavy Industries for the delivery of the Suezmax Cap Isabella, which was paid in 2013.

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

The increase in trade payables and accrued expenses mainly relates to the increase in spot exposure of our fleet resulting in increased bunker costs. In addition, many vessels have bunkered late December 2013.

Note 19 - Financial instruments - Market and other risks

Accounting classifications and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Carrying Amount					Fair value
in thousands of U.S.$	Note	Fair value - Hedging instruments	Loans and receivables	Other financial liabilities	TOTAL	Level 1	Level 2	Level 3	Total
December 31, 2012

Financial assets not measured at fair value
Non-current other receivables	10	—	226,159	—	226,159		—		—
Trade and other receivables	11	—	81,426	—	81,426	—	—	—	—
Cash and cash equivalents	12	—	113,051	—	113,051	—	—	—	—
		—	420,636	—	420,636	—	—	—	—

Financial liabilities measured at fair value
Interest rate swaps used for hedging		6,721	—	—	6,721	—	6,721	—	6,721
Forward exchange contracts used for hedging		154	—	—	154	—	154	—	154
	16	6,875	—	—	6,875	—	6,875	—	6,875

Financial liabilities not measured at fair value
Secured bank loans	15	—	—	911,474	911,474	—	970,463	—	970,463
Unsecured bank loans		—	—	—	—	—	—	—	—
Unsecured convertible Notes	15	—	—	132,694	132,694	124,328	—	—	124,328
Trade payables	18	—	—	133,145	133,145	—	—	—	—
Sellers Credit	16	—	—	30,000	30,000	—	—	—	—
		—	—	1,207,313	1,207,313	124,328	970,463	—	1,094,791

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013

Financial assets not measured at fair value
Non-current other receivables	10	—	259,534	—	259,534	—	—	—	—
Trade and other receivables	11	—	95,913	—	95,913	—	—	—	—
Cash and cash equivalents	12	—	74,309	—	74,309	—	—	—	—
		—	429,756	—	429,756	—	—	—	—

Financial liabilities measured at fair value
Interest rate swaps used for hedging		1,291	—	—	1,291	—	1,291	—	1,291
Forward exchange contracts used for hedging		—	—	—	—	—	—	—	—
	16	1,291	—	—	1,291	—	1,291	—	1,291

Financial liabilities not measured at fair value
Secured bank loans	15	—	—	834,175	834,175	—	859,842	—	859,842
Unsecured bank loans	15	—	—	13,588	13,588	—	—	—	—
Unsecured convertible Notes	15	—	—	125,822	125,822	169,120	—	—	169,120
Trade payables	18	—	—	107,094	107,094	—	—	—	—
Sellers Credit	16	—	—	30,000	30,000	—	—	—	—
		—	—	1,110,679	1,110,679	169,120	859,842	—	1,028,962

Measurement of fair values

Valuation techniques and significant unobservable inputs

Level 1 fair value was determined on the actual trading of the unsecured Notes, due in 2015 and 2018 and the trading price on December 31, 2013.

The following tables show the valuation techniques used in measuring Level 2 fair values, as well as the significant unobservable inputs used.

Financial instruments measured at fair value

Type	Valuation Techniques	Significant unobservable inputs
Forward exchange contracts and interest rate swaps for which no hedge accounting applies	Market comparison technique: The fair values are based on broker quotes. Similar contracts are traded in an active market and the quotes reflect the actual transactions in similar instruments	Not applicable

Interest rate swaps for which hedge accounting applies	Fair value calculation: The fair values are computed by calculating the present value of the future cash flows (Fixed and floating), which depends on the forward rates. The forward rates are calculated on the interest rate curves such as LIBOR.	Not applicable

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

Financial instruments not measured at fair value

Type	Valuation Techniques	Significant unobservable inputs
Debt Securities	Discounted cash flow	Not applicable

Other financial liabilities*	Discounted cash flow	Not applicable

*	Other financial liabilities include secured and unsecured bank loans

Transfers between Level 1 and 2

There were no transfers in either direction in 2012 and 2013.

Financial risk management

In the course of its normal business, the Group is exposed to following risks:

Credit risk

Liquidity risk

Market risk (tanker market risk, interest rate risk and currency risk)

Credit risk

Trade and other receivables

The Group has no formal credit policy. Credit evaluations, when necessary, are performed on an ongoing basis. At the balance sheet date there were no significant concentrations of credit risk. In particular, the clients representing 14% and 11% of the tanker segment’s total revenue in 2013 (see Note 2) only represented 0.48% of the total trade and other receivables at December 31, 2013 (2012: 1.90% and 2011: 0.30%). The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

The aging of trade and other receivables is as follows:

in thousands of U.S.$	2013	2012

Not past due	93,589	77,008
Past due 0-30 days	872	(3,626)
Past due 31-365 days	1,243	7,745
More than one year	209	299
Total	95,913	81,426

For the ageing of the non-current receivables we refer to Note 10.

Past due amounts are not impaired as collection is still considered to be likely and management is confident the outstanding amounts can be recovered. As at December 31, 2013, 31.08% of the total trade and other receivables relate to TI Pool which are paid after completion of the voyages but which only deals with oil majors, national oil companies and other actors of the oil industry whose credit worthiness is very high. Amounts not past due are also with customers with very high credit worthiness and are therefore not impaired.

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

Cash and cash equivalents

The Group held cash and cash equivalents of U.S.$ 74.3 million at December 31, 2013 (2012: U.S.$ 113.0 million). The cash and cash equivalents are held with bank and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P (Note 12).

Derivatives

The derivatives are entered into with banks and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P.

Guarantees

The Group’s policy is to provide financial guarantees only for subsidiaries and joint ventures. At December 31, 2013, the Group has issued a guarantee to certain banks in respect of credit facilities granted to 6 joint ventures (Note 25).

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Despite the crisis on the financial markets since the summer of 2008, the liquidity risk of the Group remains under control. The sources of finance have been diversified with the first issuance of a convertible Note in September 2009 and the bulk of the loans are irrevocable, long-term and maturities are spread over different years.

The following are the remaining contractual maturities of financial liabilities:

		Contractual cash flows December 31, 2012
in thousands of U.S.$	Note	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans	15	911,473	982,540	135,446	847,094	—
Convertible Notes	15	132,694	170,328	9,750	160,578
Current trade and other payables	18	133,145	133,145	133,145	—	—
Non-current other payables	16	30,000	30,000	—	30,000	—

		1,207,312	1,316,013	278,341	1,037,672	—

Derivative financial liabilities
Interest rate swaps	16	6,721	6,882	6,882	—	—
Forward exchange contracts	16	154	154	154	—	—

	—	6,875	7,036	7,036	—	—

		Contractual cash flows December 31, 2013
in thousands of U.S.$		Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans	15	847,763	938,569	147,882	790,687	—
Convertible Notes	15	125,822	165,193	8,730	156,463	—
Current trade and other payables	18	107,094	107,094	107,094	—
Non-current other payables	16	30,000	30,000	—	30,000	—

		1,110,679	1,240,856	263,706	977,150	—

Derivative financial liabilities
Interest rate swaps	16	1,291	1,442	1,442	—	—
Forward exchange contracts	16	—	—	—	—	—

		1,291	1,442	1,442	—	—

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

As disclosed in Note 15, the Group has secured bank loans that contain loan covenants. A future breach of covenant may require the Group to repay the loan earlier than indicated in the above table. The interest payments on variable interest rate loans in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rate change. The future cash flows on derivative instruments may be different from the amount in the above table as interest rates and exchange rates change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

in thousands of U.S.$	Note	Interest swaps with hedge accounting	Interest rate swaps with no hedge accounting	Forward exchange contracts used for hedging	TOTAL
Dirty value	—	(10,749)	(4,673)	(46)	(15,468)
Accrued Interest	—	157	4,292	—	4,449
Clean value at January 1, 2012	—	(10,592)	(381)	(46)	(11,019)

Effective portion recognized directly in OCI	—	3,871	—		3,871
Ineffective portion recognized in profit or loss	—	—	381	(108)	273

Dirty value	—	(6,882)	—	(154)	(7,036)
Accrued Interest	—	161	—	—	161
Clean value at December 31, 2012	16	(6,721)	—	(154)	(6,875)

Dirty value	—	(6,882)	—	(154)	(7,036)
Accrued Interest	—	161	—	—	161
Clean value at January 1, 2013		(6,721)	—	(154)	(6,875)

Effective portion recognized directly in OCI	—	5,430	—		5,430
Ineffective portion recognized in profit or loss	—	—	—	154	154

Dirty value	—	(1,443)	—	—	(1,443)
Accrued Interest	—	152	—	—	152
Clean value at December 31, 2013	16	(1,291)	—	—	(1,291)

Market risk

Tanker market risk

The Spot Tanker freight market is a highly volatile market in the world and the Group cannot predict what the market will be. In order to manage the risk associated to this volatility, the Group has adopted a balanced strategy of operating part of its fleet on the spot market and the other part under fixed time charter contract. The proportion of vessels operated on the spot will vary according to the many factors affecting both the spot and fixed time charter contract markets.

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

A Spot tanker freight market (VLCC and Suezmax) increase (decrease) of 1.000 U.S.$ per day would have increased (decreased) profit or loss by the amounts shown below:

	2013		2012		2011
	Profit or loss		Profit or loss		Profit or loss
	1000 U.S.$	1000 U.S.$	1000 U.S.$	1000 U.S.$	1000 U.S.$	1000 U.S.$
	increase	decrease	increase	decrease	increase	decrease
effect in thousands of U.S.$	6,836	(6,836)	7,149	(7,149)	6,296	(6,296)

Interest rate risk

The Group hedges part of its exposure to changes in interest rates on borrowings. All borrowings contracted for the financing of vessels are on the basis of a floating interest rate, increased by a margin. The Group uses various interest rate related derivatives (IRS, caps and floors) to achieve an appropriate mix of fixed and floating rate exposure as defined by the Group.

The Group, in connection to the U.S.$ 300 million facility dated April 2009, entered into several interest rate swap instruments for a combined notional value of U.S.$ 300 million. These IRSs are used to hedge the risk related to any fluctuation of the Libor rate and qualify for hedging instruments in a cash flow hedge relationship under IAS 39. These instruments are measured at their fair value; effective changes in fair value are recognized in equity and the ineffective portion is recognized in profit or loss. These IRS have a duration of five years matching the repayment profile of that facility. Fair value of these instruments at December 31, 2013: U.S.$ (1,291,121.00) (2012: U.S.$ (6,721,015.00)

The senior unsecured convertible bond loan of U.S.$ 25 million, was issued at a fixed-rate of 6.5% per annum.

The senior unsecured convertible bond loan of U.S.$ 109.8 million, was issued at a fixed-rate of 6.5% per annum.

At the reporting date the interest rate profile of the Group’s interest-bearing financial liabilities was:

	Carrying amount
in thousands of U.S.$	2013	2012

Fixed-rate instruments
Financial assets	—	—
Financial liabilities	125,822	132,694
	125,822	132,694

Variable rate instruments
Financial liabilities	847,763	911,474

Fair value sensitivity analysis for fixed-rate instruments

The Group does not account for any fixed-rate financial assets and liabilities at fair value through profit or loss, and the Group does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss nor equity.

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

Cash flow sensitivity analysis for variable rate instruments

A change of 50 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Profit or loss		Equity
	50 bp	50 bp	50 bp	50 bp
effect in thousands of U.S.$	increase	decrease	increase	decrease

December 31, 2011
Variable rate instruments	(5,987)	5,987	—	—
Interest rate swaps	1,765	(1,816)	4,266	(4,355)
Cash flow sensitivity (net)	(4,222)	4,171	4,266	(4,355)

December 31, 2012
Variable rate instruments	(6,102)	6,102	—	—
Interest rate swaps	1,335	(1,353)	2,629	2,260
Cash flow sensitivity (net)	(4,767)	4,749	2,629	2,260

December 31, 2013
Variable rate instruments	(5,510)	5,510	—	—
Interest rate swaps	900	(922)	1,164	(902)
Cash flow sensitivity (net)	(4,610)	4,588	1,164	(902)

Currency risk

The Group’s exposure to currency risk is related to its operating expenses (Note 5) expressed in Euros. In 2013 about 55% (2012: 51% and 2011: 61%) of the Group’s total operating expenses were incurred in Euros. Revenue and the financial instruments are expressed in U.S.$ only.

	December 31, 2013		December 31, 2012		December, 31 2011
in thousands of U.S.$	EUR	U.S.$	EUR	U.S.$	EUR	U.S.$

Trade payables	(5,541)	(21,926)	(1,314)	(12,905)	(5,340)	(13,277)
Operating Expenses	(48,117)	(49,210)	(45,223)	(54,243)	(53,855)	(48,735)

Net Exposure	(53,658)	(71,136)	(46,537)	(67,148)	(59,195)	(62,012)

For the average and closing rates applied during the year, we refer to Note 27.

Sensitivity analysis

A ten percent strengthening of the EUR against the U.S.$ at December 31 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

in thousands of U.S.$	2013	2012	2011

Equity	74	442	545
Profit or loss	(8,179)	(7,794)	(8,995)

A ten percent weakening of the EUR against the U.S.$ at December 31 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Master netting or similar agreements

The Group enters into derivative transactions under International Swaps and Derivatives Association (ISDA) master netting agreements. In general, under such agreements the amounts owned by each counterparty on a single day in respect of all transactions outstanding in the same currency are aggregated into a single net amount that is payable by one party to the other.

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

Capital management

Euronav is continuously adjusting its capital structure (mix between debt and equity). The main objective is to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. Some of the Group’s other key drivers when making capital structure decisions are pay-out restrictions and the maintenance of the strong financial health of the Group. Besides the statutory minimum equity funding requirements that apply to the Group’s subsidiaries in the various countries, the Group is also subject to covenants in relation to some of its senior secured credit facilities: the ratio of stockholders’ Equity to total assets should be no less than 30% and has been met at year end. When analyzing the Group’s capital structure, the same debt/equity classification as applied in the IFRS reporting is used. Within this context, the Group concluded a convertible Notes offering in September 2009 (see Note 15).

Note 20 - Operating leases

Leases as lessee

Future minimum lease payments

The Group leases in some of its vessels under time charter and bareboat agreements (operating leases). The future minimum lease payments with an average duration of 9 months under non-cancellable leases are as follows:

in thousands of U.S.$	2013	2012

Less than 1 year	(11,812)	(19,301)
Between 1 and 5 years	(914)	(7,889)
More than 5 years	—	—
Total	(12,726)	(27,190)

On some of the abovementioned vessels the Group has the option to extend the charter period. These option periods have not been taken into account when calculating the future minimum lease payments.

The decrease in leases relates to two existing time charter contracts that will terminate at the beginning of 2014.

Non-cancellable operating lease rentals for office space with an average duration of 6 years and 4 months are payable as follows:

in thousands of U.S.$	2013	2012

Less than 1 year	(1,135)	(1,145)
Between 1 and 5 years	(3,113)	(3,814)
More than 5 years	(643)	(783)
Total	(4,891)	(5,742)

Amounts recognized in profit and loss

in thousands of U.S.$	2013	2012	2011

Bareboat charter	(3,002)	—	—
Time charter	(18,029)	(28,920)	(42,497)
Office rental	(1,141)	(1,167)	(1,112)
	(22,172)	(30,087)	(43,609)

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

Leases as lessor

The Group leases out some of its vessels under time charter agreements (operating leases). The future minimum lease receivables with an average duration of 8 months under non-cancellable leases are as follows:

Future minimum lease receivables

in thousands of U.S.$	2013	2012

Less than 1 year	79,686	116,565
Between 1 and 5 years	15,929	82,090
More than 5 years	—	—
Total	95,615	198,655

On some of the abovementioned vessels the Group has granted the option to extend the charter period. These option periods have not been taken into account when calculating the future minimum lease receivables.

Amounts recognized in profit and loss

in thousands of U.S.$	2013	2012	2011

Bareboat charter	—	—	—
Time charter	133,396	144,889	187,050
	133,396	144,889	187,050

Note 21- Provisions & Contingencies

The Group is involved in a number of disputes in connection with its day-to-day activities, both as claimant and defendant. Such disputes and the associated expenses of legal representation are covered by insurance. Moreover, they are not of a magnitude that lies outside the ordinary, and their scope is not of such a nature that they could jeopardize the Group’s financial position.

Note 22 - Related parties

Identity of related parties

The Group has a related party relationship with its subsidiaries (see Note 26) and joint ventures (see Note 25) and with its directors and executive officers (see Note 23).

Transactions with key management personnel

The total amount of the remuneration paid to all non-executive directors for their services as members of the board and committees (if applicable) is as follows:

in thousands of EUR	2013	2012	2011

Total remuneration	1,189	1,040	1,049

The nominating and remuneration committee annually reviews the remuneration of the members of the Executive Committee. The remuneration (excluding the Chief Executive Officer) consists of a fixed and a variable component and can be summarized as follows:

in thousands of EUR	2013	2012	2011

Total fixed remuneration	953	938	1,277
of which
Cost of pension	32	32	98
Other benefits	51	52	23

Total variable remuneration	700	225	268

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

All amounts mentioned refer to the Executive Committee in its official composition throughout 2013.

The remuneration of the Chief Executive Officer can be summarized as follows:

in thousands of GBP	2013	2012	2011

Total fixed remuneration	345	336	358
of which
Cost of pension	50	50	50
Other benefits	11	10	10

Total variable remuneration	268	61	41

Within the framework of a stock option plan, the Board of Directors has on December 16, 2013 granted options on its 1,750,000 treasury shares to the members of the Executive Committee for no consideration. 525,000 options were granted to the Chief Executive Officer and 1,225,000 options were granted to the other members of the Executive Committee. The exercise price of the options is EUR 5.7705. All of the beneficiaries have accepted the options granted to them. At the date of this report 2/3 of the options have vested and 1/3 will vest only if certain conditions (stock price and business related) are met. A maximum of 50% of the options will be exercisable at the latest as from January 1, 2015. The other 50% of the options can be exercised as from January 1, 2016 (see Note 23).

Relationship with CMB

We received legal services from CMB in accordance with the terms of a Services Agreement, dated January 1, 2006, on an arms’-length basis. During the year ended December 31, 2013, we paid CMB $61,895 in consideration for its services, as compared to $265,000 for the same period in 2012 (2011: $362,000). Mr. Saverys, our Chairman of the Board of Directors, is also currently the Managing Director of CMB, one of our principal shareholders. This agreement was terminated at the end of 2013.

Relationship with Saverco

We received travel services from Saverco on an arms’-length basis during the year ended December 31, 2013, for which we paid $25,533 in consideration for its services, as compared to $27,000 for the same period in 2012 (2011: $0). Saverco owns approximately 13.5% of our outstanding ordinary shares. We do not expect to receive travel services from Saverco in the future.

Relationship with Chartwell Management Inc.

Chartwell Management Inc. and Euronav both have Ceres as reference shareholder. Chartwell Management Inc. rendered general services on an arms’ length basis. In 2013, Chartwell Management Inc. invoiced a total amount of EUR 40,603 (2012:EUR 0 and 2011: EUR 0)

Properties

We lease office space in Belgium from Reslea N.V., an entity controlled by Saverco, one of our majority shareholders, on an arms’ length basis. Under this lease, we pay a yearly rent of $196,189.

We lease office space, through our subsidiary Euronav Ship Management Hellas, in Piraeus, Greece, from Nea Dimitra Ktimatiki Kai Emporik S.A., an entity controlled by Ceres Shipping, on an arms’-length basis. Mr. Livanos, a member of our board acting as permanent representative of TankLog, is the Chairman and sole shareholder of Ceres Shipping. Under this lease, we pay a yearly rent of $238,185.

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

Transactions with subsidiaries and joint ventures

The Group is 50% owner of the VLCC Ardenne Venture and until September 2012 time-chartered-in the vessel and traded it on the spot market via the TI pool. The vessel continues to be traded in the TI pool but directly from its joint-ownership company and the Group does no longer time-charters it in.

On March 15, 2013, the Group sold the Suezmax Cap Isabella (2013 – 157,258 dwt) to Belle Shipholdings Ltd. Peter Livanos, the member of the Board of Directors of the Group, directly or indirectly holds a majority ownership interest in Belle Shipholdings Ltd. Peter Livanos, as the permanent representative of TankLog Holdings Ltd., notified Euronav’s Board of Directors which met on March 14, 2013, that pursuant to the provisions of the Belgian Code of Companies relating to the existence of conflicts of interest, he had a direct or indirect patrimonial interest that conflicts with the interests of the Company in respect of this sale and therefore, did not participate in the deliberation or the vote that authorized the Group to sell the Cap Isabella on the basis of current market values.

The Cap Isabella was a newbuilding from Samsung Heavy Industries. The Group chartered the ship back on bareboat for a fixed period of two years with three options in favor of the charterer to extend for a further year. In case of a sale by the new owner during the bareboat charter contract the Group will also share in any surplus if the vessel value exceeds a certain threshold. The selling price of the vessel was U.S. $54 million.

As this transaction was signed before the announcement of the 2012 final figures and was the result of negotiations with various parties which started in the financial year 2012, the Group recorded the capital loss of U.S. $32 million in 2012.

The Group has supplied funds in the form of shareholder’s advances to some of its joint ventures at pre-agreed conditions which are always similar for the other party involved in the joint venture in question (see Note 25).

Guarantees

The Group has provided guarantees to financial institutions that have provided credit facilities to our joint ventures. As of December 31, 2013, U.S. $412.4 million was outstanding under the joint venture loan agreements, of which we have guaranteed U.S. $206.2 million.

Note 23 - Share-based Payment arrangements

Description of share-based payment arrangements:

At December 31, 2013, the Group had the following share-based payment arrangements:

Share option programs (Equity-settled)

On December 16, 2013, the Group established a share option program that entitles key management personnel to purchase existing shares in the Company. Under the program, holders of vested options are entitled to purchase shares at the market price of the shares at the grant date. Currently this program is limited to key management personnel.

The Group intends to use its treasury shares to settle all the options.

The key terms and conditions related to the grants under these programs are as follows:

Grant date/employees entitled	Number of instruments	Vesting Conditions	Contractual life of Options
Options granted to key management personnel
December 16, 2013 (“Tranche 1”)	583,000	Share price to be at least EUR 7.5	5 years
December 16, 2013 (“Tranche 2”)	583,000	Share price to be at least EUR 8.66	5 years
December 16, 2013 (“Tranche 3”)	583,000	Share price to be at least EUR 11.54 and US listing	5 years
Total Share options	1,750,000

In addition, 50% of the options can only be exercised at the earliest if the shares of the Group are admitted for listing in a recognized US listing exchange platform (the “listing event”). The other 50% can only be exercised one year after the listing event. If the shares are not listed on a US listing exchange, then only 2/3 of the shares will be exercisable and will have to meet the first two vesting conditions listed above.

Measurement of Fair Value

The fair value of the employee share options has been measured using the Black-Scholes formula. Service and non-market performance conditions attached to the transactions were not taken into account in measuring fair value.

The inputs used in measurement of the fair values at grant date for the equity-settled share-based payments plan were as follows:

	Share option programs
	2013
	Tranche 1	Tranche 2	Tranche 3
	Figures in EUR
Fair value at grant date	2.270	2.260	2.120
Share price at grant date	6.070	6.070	6.070
Exercise price	5.770	5.770	5.770
Expected volatility (weighted average)	40%	40%	40%
Expected life (Days) (weighted average)	303	467	730
Expected dividends	—	—	—
Risk-free interest rate	1%	1%	1%

Expected volatility has been based on an evaluation of the historical volatility of the Company’s share price, particularly over the historical periods commensurate with the expected term. The expected term of the instruments has been based on historical experience and general option holder behavior using a Monte Carlo simulation.

Expenses recognized in profit or loss

For details on related employee benefits expense see Note 5.

Reconciliation of outstanding share options

The number and weighted-average exercise prices of options under the share option programs are as follows:

	Number of options	Weighted average exercise price
Figures in EUR
Outstanding at January 1, 2013	—	—
Forfeited during the year	—	—
Exercised during the year	—	—
Granted during the year	1,750,000	5.770

Outstanding at December 31, 2013	1,750,000	5.770

Exercisable at December 31, 2013	—	—

Note 24—Group Entities

	Country of formation	Accounting method	Ownership interest
			2013	2012	2011
Parent
Euronav NV	Belgium	full	100.00%	100.00%	100.00%
Subsidiaries
Euronav (UK) Agencies Limited	UK	full	100.00%	100.00%	100.00%
Euronav Luxembourg SA	Luxembourg	full	100.00%	100.00%	100.00%
Euronav SAS	France	full	100.00%	100.00%	100.00%
Euronav Ship Management SAS	France	full	100.00%	100.00%	100.00%
Euronav Ship Management Ltd.	Liberia	full	100.00%	100.00%	100.00%
Euronav Ship Management (Hellas) (branch office)
Euronav Hong Kong Limited	Hong Kong	full	100.00%	100.00%	100.00%
E.S.M.C. Euro-Ocean Ship Management (Cyprus) Ltd.	Cyprus	full	100.00%	100.00%	100.00%
Joint ventures
Africa Conversion Corporation	Marshall Islands	equity	50.00%	50.00%	50.00%
Asia Conversion Corporation	Marshall Islands	equity	50.00%	50.00%	50.00%
Fiorano Shipholding Limited	Hong Kong	equity	50.00%	50.00%	50.00%
Fontvieille Shipholding Limited	Hong Kong	equity	50.00%	50.00%	50.00%
Great Hope Enterprises Limited	Hong Kong	equity	50.00%	50.00%	50.00%
Kingswood Co. Ltd.	Marshall Islands	equity	50.00%	50.00%	50.00%
Larvotto Shipholding Limited	Hong Kong	equity	50.00%	50.00%	50.00%
Moneghetti Shipholding Limited	Hong Kong	equity	50.00%	50.00%	50.00%
Seven Seas Shipping Ltd.	Marshall Islands	equity	50.00%	50.00%	50.00%
TI Africa Limited	Hong Kong	equity	50.00%	50.00%	50.00%
TI Asia Limited	Hong Kong	equity	50.00%	50.00%	50.00%
Front Tobago Inc.	Liberia	equity	NA	NA	30.00%
Associates
Tankers International LLC	Marshall Islands	equity	41.10%	NA	NA

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

Note 25 - Equity-accounted investees

in thousands of U.S.$
	2013	2012	2011
Assets
Interest in joint ventures	22,704	21,075	19,583
Interest in associates	409	—	—

TOTAL	23,113	21,075	19,583

Liabilities
Interest in joint ventures	(5,880)	(5,880)	(5,880)
Interest in associates	—	—	—

TOTAL	(5,880)	(5,880)	(5,880)

Associates

The Group holds 41.1% in Tankers International LLC (Note 24).

In thousands of U.S.$	2013	2012	2011
Carrying amount of interest at the beginning of the year	—	—	—
Group’s share of profit (loss) for the period	409	—	—
Group’s share of other comprehensive income	—	—	—
Carrying amount of interest at the end of the year	409	—	—

Joint Ventures

In thousands of U.S.$		2013		2012		2011
	Note	Asset	Liability	Asset	Liability	Asset	Liability
Group’s share in the net assets at the beginning of the year	—	(134,223)	(5,880)	(145,191)	(5,880)	(150,925)	(5,880)
Shareholders loans to joint ventures	—	381,447	—	348,604	—	339,080	—

Carrying amount of interest at the beginning of the year	—	21,075	(5,880)	19,583	(5,880)	14,980	(5,880)

Remaining shareholders loans to joint ventures	10	226,150	—	183,831	—	173,175	—

	—
	—
Group’s share of profit (loss) for the period	—	17,445	—	9,953	—	5,897	—
Group’s share of other comprehensive income	—	3,077	—	1,015	—	(2,014)	—
Capital increase in joint ventures	—	3,000	—	—	—	3,237	—
Dividends received from joint ventures	—	—	—	—		(1,386)	—
Movement Shareholders loans to joint ventures	—	11,475	—	32,843	—	9,524	—
	—
Group’s share in the net assets at the end of the year	—	(110,702)	(5,880)	(134,223)	(5,880)	(145,191)	(5,880)
Shareholders loans to joint ventures	—	392,922	—	381,447	—	348,604	—

Carrying amount of interest at the end of the year	—	22,704	(5,880)	21,075	(5,880)	19,583	(5,880)

Remaining shareholders loans to joint ventures	10	259,517	—	226,150	—	183,831	—

The Group distinguishes the following joint ventures:

Joint Venture	Segment	Description
Great Hope Enterprises Ltd	Tankers	Single ship company, owner of 1 VLCC
Kingswood Co. Ltd	Tankers	Holding company; parent of Seven Seas Shipping Ltd.
Seven Seas Shipping Ltd	Tankers	Single ship company, owner of 1 VLCC
Fiorano Shipholding Ltd	Tankers	Single ship company, owner of 1 Suezmax
Fontvieille Shipholding Ltd	Tankers	Single ship company, owner of 1 Suezmax

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

Larvotto Shipholding Ltd	Tankers	Single ship company, owner of 1 Suezmax
Moneghetti Shipholding Ltd	Tankers	Single ship company, owner of 1 Suezmax
Front Tobago Inc	Tankers	No operating activities, liquidated in 2013.
TI Africa Ltd	FSO	Operator and owner of a single floating storage and offloading facility (FSO Africa)*
TI Asia Ltd	FSO	Operator and owner of a single floating storage and offloading facility (FSO Asia)*
Africa Conversion Corp	FSO	No operating activities, intention to liquidate
Asia Conversion Corp	FSO	No operating activities, intention to liquidate

*	Both FSO Asia and FSO Africa are on a FSO service contract to Maersk Oil Qatar AS, or Maersk Oil Qatar, until respectively mid 2017 and mid 2017, 2018 or 2019 depending on the lifting of the options on the FSO Africa.

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

The following table contains summarized financial information for all of the Group’s joint ventures:

	Asset											Liability
In thousands of U.S.$	Great Hope Enterprises Ltd	Kingswood Co. Ltd	Seven Seas Shipping Ltd	Fiorano Ship- holding Ltd	Fontvieille Ship- holding Ltd	Larvotto Ship- holding Ltd	Moneghetti Ship- holding Ltd	TI Africa Ltd	TI Asia Ltd	Front Tobago Inc.	Total	Africa Conversion Corp	Asia Conversion Corp	Total
At December 31, 2011
Segment	Tankers	Tankers	Tankers	Tankers	Tankers	Tankers	Tankers	FSO	FSO	Tankers		FSO	FSO

Percentage ownership interest	50%	50%	50%	50%	50%	50%	50%	50%	50%	30%		50%	50%
Non-Current assets	41,842	434	44,865	48,479	82,585	46,106	87,193	280,974	272,182	—	904,660	—		—
of which Vessel	41,842	—	44,865	—	82,585	—	87,193	280,974	272,182		809,641	—	—	—
Current Assets	6,761	567	4,295	19	5,828	93	10,461	31,713	74,878	—	134,615	—	—	—
of which cash and cash equivalents	3,024	—	696	19	1,003	93	542	17,561	21,672	—	44,610	—	—	—
Non-Current Liabilities	25,882	—	19,934	42,454	89,952	45,714	98,322	427,475	448,280	—	1,198,013	—	—	—
Of which bank loans	25,882	—	19,500	32,438	46,908	30,772	59,900	63,750	182,575		461,725	—		—
Current Liabilities	9,198	1	4,584	9,134	4,896	4,458	4,562	68,144	26,666	—	131,643	6,880	4,880	11,760
Of which bank loans	7,000	—	4,333	3,188	3,124	2,978	3,800	25,000	23,611		73,034	—	—	—
Net assets (100%)	13,523	1,000	24,642	(3,090)	(6,435)	(3,973)	(5,230)	(182,932)	(127,886)	—	(290,381)	(6,880)	(4,880)	(11,760)

Group’s share of net assets	6,762	500	12,321	(1,545)	(3,218)	(1,987)	(2,615)	(91,466)	(63,943)	—	(145,191)	(3,440)	(2,440)	(5,880)

Shareholders loans to joint venture	—	—	—	5,008	21,522	7,471	19,211	172,055	123,337	—	348,604	—	—	—

Net Carrying amount of interest in joint venture	6,762	500	12,321	—	—	—	—	—	—	—	19,583	(3,440)	(2,440)	(5,880)

Remaining shareholders loan to joint venture	—	—	—	3,463	18,305	5,485	16,596	80,589	59,394	—	183,831	—	—	—

Revenue	12,773	—	6,763	—	16,263	—	14,440	36,741	63,110	—	150,090	—	—	—
Depreciations and amortization	(3,298)	—	(3,360)	—	(4,561)	—	(4,536)	(18,216)	(17,933)	—	(51,904)	—	—	—
Interest Expense	(1,205)	(9)	(370)	(885)	(997)	(1,137)	(1,606)	(15,222)	(10,923)	—	(32,354)	—	—	—
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Profit (loss) for the period (100%)	5,324	(13)	(560)	(1,292)	(2,020)	(1,856)	(3,171)	(7,537)	22,172	1,246	12,293	—	—	—
Other comprehensive income (100%)	—	—	—	—	—	—	—	—	(4,028)	—	(4,028)	—	—	—
Group’s share of profit (loss) for the period	2,662	(7)	(280)	(646)	(1,010)	(928)	(1,586)	(3,769)	11,086	374	5,897	—	—	—
Group’s share of other comprehensive income	—	—	—	—	—	—	—	—	(2,014)	—	(2,014)	—	—	—

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

At December 31, 2012
Percentage ownership interest	50%	50%	50%	50%	50%	50%	50%	50%	50%			50%	50%
Non-Current assets	38,544	934	41,506	92,587	78,024	86,946	82,606	264,457	257,116	—	942,720	—		—
of which Vessel	38,544	—	41,506	92,587	78,024	86,946	82,606	262,657	254,250		937,120	—	—	—
Current Assets	4,259	68	4,289	5,498	4,999	7,615	6,679	38,115	91,594	—	163,116	—		—
of which cash and cash equivalents	1,890		449	650	1,172	1,677	2,499	22,049	35,192	—	65,578	—		—
Non-Current Liabilities	19,638	—	16,101	98,894	87,305	94,709	91,037	361,828	421,423	—	1,190,935	—		—
Of which bank loans	19,638	—	15,166	40,563	42,470	41,053	55,750	0	157,750		372,390	—		—
Current Liabilities	7,163	1	4,548	6,626	7,444	7,254	6,435	115,443	28,433	—	183,347	6,880	4,880	11,760
Of which bank loans	6,300	—	4,333	4,250	4,000	3,970	4,000	63,750	24,826		115,429	—	—	—
Net assets (100%)	16,002	1,001	25,146	(7,435)	(11,726)	(7,402)	(8,187)	(174,699)	(101,146)	—	(268,446)	(6,880)	(4,880)	(11,760)

Group’s share of net assets	8,001	501	12,573	(3,718)	(5,863)	(3,701)	(4,094)	(87,350)	(50,573)	—	(134,223)	(3,440)	(2,440)	(5,880)

Shareholders loans to joint venture	—	—	—	24,166	22,417	21,828	17,644	172,055	123,337	—	381,447	—	—	—

Net Carrying amount of interest in joint venture	8,001	501	12,573	—	—	—	—	—	—	—	21,075	(3,440)	(2,440)	(5,880)

Remaining shareholders loan to joint venture	—	—	—	20,449	16,554	18,127	13,551	84,706	72,764	—	226,150	—	—	—

Revenue	10,176	—	7,449	12,682	18,134	18,478	16,397	43,750	63,618	—	190,684	—	—	—
Depreciations and amortization	(3,298)	—	(3,360)	(4,467)	(4,561)	(4,483)	(4,586)	(18,216)	(17,933)	—	(60,904)	—	—	—
Interest Expense	(998)	—	(369)	(1,371)	(1,656)	(1,668)	(2,136)	(6,801)	(9,855)	—	(24,854)	—	—	—
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Profit (loss) for the period (100%)	2,480	1	504	(4,346)	(5,290)	(3,428)	(2,957)	8,232	24,709	—	19,905	—	—	—
Other comprehensive income (100%)	—	—	—	—	—	—	—	—	2,030	—	2,030	—	—	—
Group’s share of profit (loss) for the period	1,240	1	252	(2,173)	(2,645)	(1,714)	(1,479)	4,116	12,355	—	9,953	—	—	—
Group’s share of other comprehensive income	—	—	—	—	—	—	—	—	1,015	—	1,015	—	—	—

At December 31, 2013
Percentage ownership interest	50%	50%	50%	50%	50%	50%	50%	50%	50%			50%	50%
Non-Current assets	—	109	38,146	87,735	73,463	82,376	78,020	247,797	240,477	—	848,123	—		—
of which Vessel	—	—	38,146	87,735	73,463	82,376	78,020	244,448	236,317		840,505	—	—	—
Current Assets	40,494	898	6,785	6,063	5,913	6,083	9,173	54,300	107,297	—	237,006	—		—
of which cash and cash equivalents	240		2,040	729	1,223	1,685	2,764	38,795	45,406	—	92,882	—		—
Non-Current Liabilities	4,645	—	10,942	97,044	90,455	94,139	92,137	368,919	389,167	—	1,147,448	—		—
Of which bank loans	—	—	10,833	36,313	38,470	37,082	51,750	13,543	131,646		319,637	—		—
Current Liabilities	20,907	2	4,528	7,209	6,507	6,540	8,280	76,556	28,555	—	159,084	6,880	4,880	11,760
Of which bank loans	19,695	—	4,333	4,250	4,000	3,970	5,000	25,000	26,103		92,351	—	—	—

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

Net assets (100%)	14,942	1,005	29,461	(10,455)	(17,586)	(12,220)	(13,224)	(143,378)	(69,948)	—	(221,403)	(6,880)	(4,880)	(11,760)

Group’s share of net assets	7,471	503	14,731	(5,228)	(8,793)	(6,110)	(6,612)	(71,689)	(34,974)	—	(110,702)	(3,440)	(2,440)	(5,880)

Shareholders loans to joint venture	2,450	—	—	25,366	25,992	23,528	20,194	172,055	123,337	—	392,922	—	—	—

Net Carrying amount of interest in joint venture	7,471	503	14,731	—	—	—	—	—	—	—	22,704	(3,440)	(2,440)	(5,880)

Remaining shareholders loan to joint venture	2,450	—	—	20,139	17,199	17,418	13,582	100,366	88,363	—	259,517	—	—	—

Revenue	5,477	—	6,572	15,181	12,551	14,007	13,998	63,849	63,548	—	195,183	—	—	—
Depreciations and amortization	(2,738)	—	(3,360)	(4,852)	(4,561)	(4,571)	(4,586)	(18,209)	(17,933)	—	(60,810)	—	—	—
Interest Expense	(730)	—	(232)	(1,166)	(1,506)	(1,376)	(1,958)	(1,087)	(8,720)	—	(16,775)	—	—	—
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Profit (loss) for the period (100%)	(1,059)	4	(1,686)	(3,019)	(5,861)	(4,818)	(5,038)	31,321	25,045	—	34,889	—	—	—
Other comprehensive income (100%)	—	—	—	—	—	—	—	—	6,154	—	6,154	—	—	—
Group’s share of profit (loss) for the period	(530)	2	(843)	(1,510)	(2,931)	(2,409)	(2,519)	15,661	12,523	—	17,445	—	—	—
Group’s share of other comprehensive income	—	—	—	—	—	—	—	—	3,077	—	3,077	—	—	—

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

Loans and borrowings

In October 2008, TI Asia Ltd. and TI Africa Ltd. entered into a U.S.$ 500 million senior secured credit facility. The facility consists of a term loan of U.S.$ 180 million which was used to finance the acquisition of two ULCC vessels, the FSO Asia and the FSO Africa, respectively from Euronav and OSG and a project finance loan of U.S.$ 320 million which has been used to finance the conversion of the above mentioned vessels into FSO. Following the termination of the original service contract related to the FSO Africa and the signature of a new contract for the FSO Africa with the same client the tranche of the facility related to FSO Africa was restructured. The tranche related to FSO Asia matures in 2017 and has a rate of Libor plus a margin of 1.15%. After the restructuring the tranche related to FSO Africa was maturing in August 2013 with a balloon of U.S.$ 45,000,000 and had a rate of Libor plus a margin of 2.25%. In 2013, the Africa Tranche was extended until 2015 at which point it will be fully repaid and the margin increased with 50 basis points to 2.75%. The total amount drawn under this facility (Euronav share) on December 31, 2013 was U.S.$ 98,249,785.50.

In the course of 2008, the joint venture companies, Fiorano Shipholding Ltd, Fontvieille Shipholding Ltd, Larvotto Shipholding Ltd and Moneghetti Shipholding Ltd have concluded pre and post-delivery senior secured credit facilities to build a total of 4 Suezmax Vessels.

The following table summarizes the terms and debt repayment profile of the bank loans held by the joint ventures:

in thousands of U.S.$				December 31, 2013		December 31, 2012
	Currency	Nominal interest rate	Year of maturity	Face value	Carrying value	Face value	Carrying value
TI Asia Ltd *	U.S.$	libor +1,15%	2017	157,750	157,750	182,574	182,574
TI Africa Ltd *	U.S.$	libor +2,75%	2015	38,750	38,546	63,750	63,750
Great Hope Enterprises Ltd	U.S.$	libor +2,70%	2018	19,950	19,694	26,250	25,938
Seven Seas Shipping Ltd	U.S.$	libor +0,80%	2017	15,166	15,166	19,498	19,498
Moneghetti Shipholding Ltd *	U.S.$	libor +2,75%	2021	56,750	56,750	59,750	59,750
Fontvieille Shipholding Ltd *	U.S.$	libor +2.75%	2020	42,470	42,470	46,470	46,470
Larvotto Shipholding Ltd *	U.S.$	libor+1,50%	2020	41,052	41,052	45,022	45,022
Fiorano Shipholding Ltd *	U.S.$	libor+1,225%	2020	40,562	40,562	44,812	44,812
Total interest-bearing bank loans				412,450	411,990	488,126	487,814

*	The mentioned secured bank loans are subject to loan covenants such as an Asset Protection clause. A future breach of covenants might require the joint venture to repay (part of) the loan earlier than expected.

All bank loans in the joint ventures are secured by the underlying vessel or FSO.

Loan covenant

The OSG’s Chapter 11 filing has had no impact on the continued operations of the FSO joint venture, including the ability of the joint venture to continue to perform its obligations under the existing charters as well as its ability to continue to service its outstanding debt obligations and maintain continued compliance with the covenants under such debt agreements. On November 12, 2012, Maersk Oil Qatar (MOQ) issued a waiver to the FSO joint venture agreeing not to exercise its rights to terminate the service contracts. The initial waiver period expired on February 15, 2013 and was subsequently extended to February 15, 2014, with MOQ having the right to terminate such waiver at an earlier date upon occurrence of certain events or after giving a 90-day notice of its intent to do so. In November 2012, the joint venture also obtained waivers of any events of default arising as a result of the commencement of the Chapter 11 cases from (i) the bank syndicate that funds its loan facilities, (ii) the counterparties to the interest rate swaps agreements described below, and (iii) the bank that has issued performance guarantees of the joint venture’s performance of certain of its obligations under the FSO Africa and FSO Asia service contracts. The initial waiver periods on all such waivers expired on February 15, 2013 and were subsequently extended to February 15, 2014 and again extended until July 15, 2014 subject to the occurrence of certain events.

For two secured vessel loans of its joint ventures, Euronav negotiated in the course of 2013 with the lenders a one year relaxation of the Asset Protection clause from 125% down to 100% (until December 31, 2013) against an increase of the margin above the LIBOR rate to 2.75%. The margin will be reduced to 2.00% at the end of the relaxation period in 2014. The asset protection clause will be tested again at the end of April 2014, and if necessary the Group will ask for an extension on the relaxation period or opt to repay part of the facility(ies).

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

Interest rate swaps

The Group, through several of its joint venture companies in connection to the FSO conversion project of the TI Asia and TI Africa has also entered in two interest rate swap instruments for a combined notional value of U.S.$ 480 million (Euronav’s share amounts to 50%). These IRSs are used to hedge the risk related to any fluctuation of the Libor rate and have duration of 8 years starting respectively in July 2009 and September 2009 for FSO Asia and FSO Africa.

Following the termination of the original service contract related to the FSO Africa on January 22, 2010 and the consecutive reduction of financing, the hedge related to that tranche lost its qualification as hedging instrument in a cash flow hedge relationship under IAS 39. As such the cash flows from this IRS are expected to occur and affect profit or loss as from 2010 throughout 2017. Fair value at December 31, 2013: U.S.$ (5,632,334) (2012: U.S.$ (8,858,507)).

The hedge related to the financing of FSO Asia still qualifies fully as a hedging instrument in a cash flow hedge relationship under IAS 39. This instrument is measured at fair value; effective changes in fair value are recognized in equity and the ineffective portion is recorded in profit or loss accounts. Fair value at December 31, 2013: U.S.$ (5,423,358) (2012: U.S.$ (8,499,589)).

Vessels

On January 5, 2011, Moneghetti Shipholding Ltd took delivery of the Suezmax Devon (2011 - 157,642 dwt) from the shipyard.

On January 9, 2012, Larvotto Shipholding Ltd took delivery of the Suezmax Maria (2012 - 157,523 dwt) from the shipyard.

On January 31, 2012, Fiorano Shipholding Ltd took delivery of the Suezmax Captain Michael (2012 - 157,648 dwt) from the shipyard.

On January 2, 2014 Great Hope Enterprise Ltd. delivered the VLCC Ardenne Venture (2004 - 318,658 dwt) to its new owners after the sale announced on November 14, 2013 for U.S.$ 41.7M. The capital gain of approximately U.S.$ 2.2 million will therefore be recognized in the first quarter of 2014.

There were no capital commitments as per December 31, 2013 and December 31, 2012.

Cash and cash equivalents	2013	2012
Cash and cash equivalents of the joint ventures	92,882	65,578
Group’s share of cash and cash equivalents	46,441	32,789
Of which restricted cash	16,015	15,123

Note 26 - Subsidiaries

The Group holds 100% of the voting rights in all of its subsidiaries (See Note 24).

In 2013, 2012 and 2011 no new subsidiaries were established or acquired, nor were there any sales or liquidations of subsidiaries.

Note 27 - Major exchange rates

The following major exchange rates have been used in preparing the consolidated financial statements:

	closing rates			average rates
1 XXX = x,xxxx U.S.$	2013	2012	2011	2013	2012	2011

EUR	1.3791	1.3194	1.2939	1.3259	1.2909	1.4031
GBP	1.6542	1.6167	1.5490	1.5629	1.5873	1.6066

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

Note 28 - Subsequent events

On December 16, 2013, the Board of Directors announced that the Group has raised U.S.$ 150 million via a private placement of a perpetual convertible preferred equity instrument. This instrument was issued on January 13, 2014 and this transaction therefore had no impact on the 2013 consolidated financial statements.

On January 3, 2014, the Group signed a contract to acquire the 15 VLCCs from Maersk Tankers Singapore Pte Ltd. for a total acquisition price of U.S.$ 980 million payable as the vessels are being delivered. The vessels have an average age of four years. The vessels will be operated in the TI Pool, of which Euronav is a founding member.

Each vessel will be sold under the industry standard sale form as a stand-alone asset with deliveries taking place between late January and June 2014 with the exception of one vessel currently under charter, which will be delivered in the fourth quarter of 2014 or the first half of 2015 at the latest. On February 20 and 25, 2014 Euronav successfully took delivery of the first two vessels, respectively the VLCC Nautilus and VLCC Nucleus.

The transaction was financed by a U.S.$ 350 million capital increase, a seven-year bond for a total amount of U.S.$ 235.5 million and a U.S.$ 500 million senior secured credit facility.

The U.S.$ 350 million raise of new capital consisted of a U.S.$ 50 million capital increase under the authorized capital, for which 5,473,571 new ordinary shares were issued on January 10, 2014, and a U.S.$ 300 million capital increase which was approved by the extraordinary shareholders’ meeting on February 24, 2014 and which resulted in the creation of 32,841,528 new ordinary shares.

The U.S.$ 235.5 million seven-year bonds were issued on February 4, 2014 to the same investors who participated in the U.S.$ 350 million capital increase. These bonds were issued at 85% of their principal amount and bear interest at a rate of 5.95% per annum for the first year, payable semi-annually in arrears. The interest rate will increase to 8.5% per annum for the second and third year and will increase again to 10.20% per annum from year four until maturity. The bonds are at any time redeemable by Euronav at par.

The U.S.$ 500 million senior secured credit facility was fully underwritten in equal part by DNB Bank ASA (DNB), Nordea Bank Norge ASA (Nordea), and Skandinaviska Enskilda Banken AB (SEB) and was successfully syndicated on March 25, 2014. The credit facility has a six-year maturity as from closing the syndication and will bear interest at a rate based on LIBOR plus a margin of 2.75%.

On January 7, 2014, the Group sold its oldest double-hulled VLCC Luxembourg (1999 – 299,150 dwt) for U.S.$ 28 million. The capital gain on that sale of approximately U.S.$ 6 million will be recorded at delivery. The net cash proceeds available to Euronav after the mandatory repayment of its debt obligation will be U.S.$ 5 million. The vessel is foreseen to be delivered to its new owner between May 1, 2014 and mid June 2014.

On February 6, 2014, 30 of the 60 perpetual convertible preferred equity instruments issued on December 15, 2013, were contributed in kind, resulting in the issuance of 9,459,286 ordinary shares.

In the course of Q1 2014, the majority of the remaining Notes issued in 2013 and maturing in 2018 were converted in new ordinary shares, as the following table illustrates:

	Friday, January 10, 2014	Thursday, January 23, 2014	Thursday, February 06, 2014	Tuesday, February 25, 2014	Monday, March 10, 2014 *	Tuesday, April 22, 2014*
Nr of Notes converted	491.00	97.00	453.00	8.00	47.00	1.00
Issued shares	8,163,810.00	1,679,010.00	7,841,164.00	134,808.00	662,763.00	14,101

*	The Notes and conversion notices were received after the optional redemption notice, given on February 20, 2014 by the Executive Committee.

Euronav NV

Notes to the Consolidated Financial Statements (Continued)

The Group sent out a notice to the holders of Notes issued in 2013 to redeem the outstanding Notes on April 9, 2014. Bondholders retained the ability to exercise the right to convert the Notes up to close of business on April 2, 2014. Only one of the remaining outstanding Notes was not offered for conversion before the cut off date and was therefore redeemed on April 9, 2014.

On February 27, 2014, Euronav bought back 13 bonds of the unsecured convertible Note due in 2015. The face value of each Note is U.S.$ 100,000 and the Group paid an average of U.S.$ 103,445.

On March 1, 2014, Euronav Ship Management Antwerp, or ESMA, acquired the complete ship management of the vessel FSO Africa, owned by TI Africa Ltd. Her sister vessel FSO Asia is already in management of ESMA as from the conversion of the vessel into an FSO in 2009. The transition of management was carried out as planned. ESMA will receive a ship management fee for these services.

In March 2014, the Group agreed to extend the period of the purchase option on the VLCC Antarctica (2009 – 315,981 dwt) and the VLCC Olympia (2008 – 315,981 dwt) by one month, until April 30 2014.

In April 2014, a purchase option to buy the Olympia and the Antarctica was exercised for an aggregate purchase price of $178.0 million of which $20.0 million had been received as an option fee deductible from the purchase price back in January 2011. We expect to deliver the Olympia in September 2014 and the Antarctica January 2015, respectively. Both vessels will remain employed under their current time charter contract until their respective delivery dates. The sale will result in an estimated combined loss of $6.5 million which will be recorded in the second quarter of 2014.

On February 5, 2014 Euronav entered into timecharter with Maersk Tankers A/S for a period of 12 months for the VLCC Maersk Hojo. Maersk Hojo was delivered to us on March 24, 2014.

On February 5, 2014 Euronav entered into timecharter with Maersk Tankers A/S for a period of 12 months for the VLCC Maersk Hirado. The vessel is expected to be delivered to Euronav on or about May 1, 2014.

APPENDIX A — GLOSSARY OF TERMS

Aframax – A medium size crude oil tanker of approximately 80,000 to 120,000 deadweight tons. Aframaxes can generally transport from 500,000 to 800,000 barrels of crude oil and are also used in Lightering. A coated Aframax operating in the refined petroleum products trades may be referred to as an LR2.

Ballast – Seawater taken into a vessel’s tanks in order to increase draught, to change trim or to improve stability. Ballast can be taken into cargo tanks, double bottoms, fore and aft peak tanks and/or segregated ballast tanks (“SBT”). All Euronav vessels are equipped with segregated ballast tanks.

Bareboat Charter – A Charter under which a customer pays a fixed daily or monthly rate for a fixed period of time for use of the vessel. The customer pays all costs of operating the vessel, including voyage and vessel expenses. Bareboat charters are usually long-term.

Barrel – A volumetric unit of measurement equal to 42 US gallons or 158.99 liter. There are 6.2898 barrels in one cubic meter. Note that while oil tankers do not carry oil in barrels (although ships once did in the 19th century), the term is still used to define the volume.

Charter – Contract entered into with a customer for the use of the vessel for a specific voyage at a specific rate per unit of cargo (“Voyage Charter”), or for a specific period of time at a specific rate per unit (day or month) of time (“Time Charter”).

Charterer – The company or person given the use of the vessel for the transportation of cargo or passengers for a specified time.

Classification Societies – Organizations that establish and administer standards for the design, construction and operational maintenance of vessels. As a practical matter, vessels cannot trade unless they meet these standards.

Commercial Management or Commercially Managed – The management of the employment, or chartering, of a vessel and associated functions, including seeking and negotiating employment for vessels, billing and collecting revenues, issuing voyage instructions, purchasing fuel, and appointing port agents.

Commercial Pool – A commercial pool is a group of similar size and quality vessels with different shipowners that are placed under one administrator or manager. Pools allow for scheduling and other operating efficiencies such as multi-legged charters and Contracts of Affreightment and other operating efficiencies.

Contract of Affreightment or COA – An agreement providing for the transportation between specified points for a specific quantity of cargo over a specific time period but without designating specific vessels or voyage schedules, thereby allowing flexibility in scheduling since no vessel designation is required. COAs can either have a fixed-rate or a market-related rate.

Crude Oil – Oil in its natural state that has not been refined or altered.

Deadweight – Deadweight Tonnage (dwt) – The lifting or carrying capacity of a ship when fully loaded. This measure is expressed in metric tons when the ship is in salt water and loaded to her marks. It includes cargo, bunkers, water, stores, passengers and crew.

Demurrage – Additional revenue paid to the shipowner on its Voyage Charters for delays experienced in loading and/or unloading cargo that are not deemed to be the responsibility of the shipowner, calculated in accordance with specific Charter terms.

Double Hull – A design of tanker with double sides and a double bottom. The spaces created between the double sides and bottom are used for ballast, and provide a protective distance between the cargo tanks and the outside world.

Draft – The vertical distance measured from the lowest point of a ship’s hull to the water surface. Draft marks are cut into or welded onto the surface of a ship’s plating. They are placed forward and aft on both sides of the hull and also amidships. The Plimosoll line which designate maximum drafts allowed for vessels under various conditions are also found amidships.

Dry-dock – An out-of-service period during which planned repairs and maintenance are carried out, including all underwater maintenance such as external hull painting. During the drydocking, certain mandatory Classification Society inspections are carried out and relevant certifications issued. Modern vessels are designed to operate for 5 years between dry-dockings. Normally, as the age of a vessel increases, the cost and frequency of drydockings increase. After the third Special Survey, Dry-docks will be conducted every 2.5 years.

FPSO – Stands for Floating Production, Storage and Offloading. FPSO are designed to receive all of the hydrocarbon fluids pumped by nearby offshore platform (oil and gas), process it, and store it. FPSOs are typically a moored offshore ship-shaped vessel, with processing equipment, or topsides, aboard the vessel’s deck and hydrocarbon storage below, in the hull of the vessel.

FSO – A Floating Storage and Offloading vessel is commonly used in oil fields where it is not possible or efficient to lay a pipeline to the shore. The production platform will transfer the oil to the FSO where it will be stored until a tanker arrives and connects to the FSO to offload it.

IMO – International Maritime Organization – IMO’s main task is to develop and maintain a comprehensive regulatory framework for shipping including safety, environmental concerns, legal matters, technical co-operation, maritime security and the efficiency of shipping. The Convention establishing the International Maritime Organization (IMO) was adopted in Geneva in 1948.

Intertanko – International Association of Independent Tanker Owners.

ISM – International Safety Management is a set of regulations that operators of tankers must comply with, which aims to improve the safety standards of the tanker industry.

Laden/ballast ratio – The time a vessel spends employed (laden) compared with the time spent without a cargo, often used as a management tool to assess performance.

MARPOL regulations – A series of internationally ratified IMO regulations pertaining to the marine environment and the prevention of pollution.

OECD – Organization for Economic Cooperation and Development is a group of developed countries in North America, Europe and Asia.

OPA 90 – OPA 90 is the abbreviation for the U.S. Oil Pollution Act of 1990.

P&I Insurance – Protection and indemnity insurance, commonly known as P&I insurance, is a form of marine insurance provided by a P&I club. A P&I club is a mutual (i.e., a co-operative) insurance association that provides cover for its members, who will typically be ship-owners, ship-operators or demise charterers.

Profit share – is a mechanism where, depending on the outcome of the negotiations and under certain time charter contracts it is being agreed that the owner of the vessel is entitled to an increase of the agreed base hire rate (minimum or floor) amounting to a certain percentage of the difference between that base rate and the average of rates applicable for a certain period on certain routes.

Rate – The cost, or revenue, for a particular voyage based on a standard reference, e.g. Worldscale, INTASCALE, ATRS.

Safety Management System or SMS – A framework of processes and procedures that addresses a spectrum of operational risks associated with quality, environment, health and safety. The SMS is certified by ISM (International Safety Management Code), ISO 9001 (Quality Management) and ISO 14001 (Environmental Management).

Scrapping – The disposal of vessels by demolition for scrap metal.

Special Survey – The survey required by the Classification Society that usually takes place every five years and usually in a dry-dock. During the special survey all vital pieces of equipment and compartments and steel structures are opened up and inspected by the classification surveyor.

Spill – Oil getting into the sea, in any amount, for any reason.

Spot (Voyage) Charter – A charter for a particular vessel to transport a single cargo between specified loading port(s) and discharge port(s) in the immediate future. Contract rate (spot rate) covers total operating expenses such as port charges, bunkering, crew expenses, insurance, repairs, and canal tolls. The charterer will generally pay all cargo-related costs. The rate is usually quoted in terms of Worldscale (see below).

Spot Market – The market for the immediate charter of a vessel.

Suezmax – The maximum size vessel that can sail through the Suez canal. This is generally considered to be between 120,000 and 199,999 – dwt depending on a ship’s dimensions and draft.

Technical Management – The management of the operation of a vessel, including physically maintaining the vessel, maintaining necessary certifications, and supplying necessary stores, spares, and lubricating oils. Responsibilities also generally include selecting, engaging and training crew, and could also include arranging necessary insurance coverage.

Time Charter (T/C) – A charter for a fixed period of time, usually between one and ten years, under which the owner hires out the vessel to the charterer fully manned, provisioned and insured. The charterer is usually responsible for bunkers, port charges, canal tolls and any extra cost related to the cargo. The charter rate (hire) is quoted in terms of a total cost per day. Subject to any restrictions in the Charter, the customer decides the type and quantity of cargo to be carried and the ports of loading and unloading

Time Charter Equivalent (TCE). TCE revenues, which are voyage revenues less voyage expenses, serve as an industry standard for measuring and managing fleet revenue and for comparing results between geographical regions and among competitors.

Tonne-mile – A unit for freight transportation equivalent to a ton of freight moved one mile.

Tonne-mile demand – A calculation that multiplies the average distance of each route a tanker travels by the volume of cargo moved. The greater the increase in long haul movement compared with shorter haul movements, the higher the increase in tonne-mile demand.

ULCC or V-Plus – ULCC is an abbreviation for Ultra Large Crude Carrier, a crude oil tanker of more than 350,000 deadweight tons. ULCCs can transport three million barrels or more of crude oil and are mainly used on the same long haul routes as VLCCs.

Vessel Expenses – Includes crew costs, vessel stores and supplies, lubricating oils, maintenance and repairs, insurance and communication costs associated with the operations of vessels.

VLCC – The abbreviation for Very Large Crude Carrier. Tankers with a capacity between 200,000 and 320,000 – dwt.

Voyage Charter – A Charter under which a customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. The shipowner pays all voyage expenses, and all vessel expenses, unless the vessel to which the Charter relates has been time chartered in. The customer is liable for Demurrage, if incurred.

Voyage Expenses – Includes fuel, port charges, canal tolls, cargo handling operations and brokerage commissions paid by the Company under Voyage Charters. These expenses are subtracted from shipping revenues to calculate Time Charter Equivalent revenues for Voyage Charters.

Worldscale – The New Worldwide Tanker Nominal Freight Scale is a catalogue of theoretical freight rates expressed as USD per ton for most of the conceivable spot voyages in the tanker trade. The final rate agreed will be determined as a percentage of the ‘Worldscale’ rate, based upon a guaranteed minimum quantity of cargo. This allows for charter parties to cover a wide range of possible voyage options without the need to calculate and negotiate each one separately.

Euronav NV

EXCHANGE AND INFORMATION AGENT

KBC Securities NV

Havenlaan 12 Avenue du Port

B-1080 Brussels

Belgium

Telephone number for professional investors: +32 2 429 3712

Telephone number for retail investors: +32 3 283 2970

In connection with resales of Exchange Shares, any participating broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, or the Securities Act. The Securities and Exchange Commission, or the SEC, has taken the position that broker-dealers who acquired the Original Shares as a result of market-making or other trading activities may use this prospectus to fulfill their prospectus delivery requirements with respect to the Exchange Shares.

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

I. Belgian Law.

Under Belgian law, subject to certain conditions, a company may undertake to indemnify its directors for liability that the directors might incur in the performance of their duties. Third-parties may also do so. In each case, the liability of the directors as such remains intact but the company or a third-party agrees to cover the financial consequences of the liability incurred.

The granting of such indemnification is subject to the following conditions and limitations.

(1)	It is generally accepted that a company cannot undertake to indemnify its own directors for any liability the directors might incur towards the company itself, as this would in advance render the ‘actio mandati’ ineffective. A third-party on the other hand, such as a shareholder or a group company, can validly undertake to indemnify directors for liability they might incur towards the company in which they serve as a director.

(2)	An indemnification commitment cannot cover liability as a result of fraud, wilful misconduct or intentional fault as this would go against public policy. Gross negligence, however, can be effectively covered if it is expressly provided for.

(3)	An indemnification commitment cannot cover criminal penalties imposed on directors personally. This would again be contrary to public policy. However, an indemnification commitment can cover the legal fees related to a criminal prosecution as well as the civil liability resulting from a criminal offence.

(4)	As a general rule, any undertaking to indemnify directors for liability they might incur must be in the corporate interest of the company granting the undertaking. When a company undertakes to indemnify its own directors, the corporate interest test may be satisfied when the indemnification undertaking is considered necessary to attract or to keep competent directors.

II. Indemnification Agreement.

The Registrant has entered into an indemnification agreement with each of its directors. Pursuant to this agreement, the Company has agreed to indemnify such directors for the financial consequences of directors’ liability claims in relation to pollution to the highest extent permitted by law. This indemnification includes, to the extent legally permitted, compensation and advancement of all expenses in relation to any judicial procedure or dispute in which the director is or could become subject to a pollution liability claim within the framework of his responsibilities, compensation of all financial consequences including fines and costs of such judicial procedure or dispute initiated by a third-party and that have to be borne by the director, and the indemnification of such director’s legal spouse to the extent he/she is sought solely in his/her capacity as a spouse or because of his/her patrimonial interests in relation to the goods that are claimed as compensation for an alleged fault of a director.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits

Number	Description

3.1	Coordinated Articles of Association*

4.1	Form of Ordinary Share Certificate*

5.1	Opinion of Argo Law as to the legality of the securities being registered**

8.1	Opinion of Seward & Kissel LLP with respect to certain U.S. tax matters**

8.2	Opinion of Argo Law with respect to certain Belgium tax matters**

10.1	Euronav NV Stock Option Plan, dated December 16, 2013*

10.2	$750.0 Million Secured Loan Facility, dated June 22, 2011*

10.3	$300.0 Million Secured Loan Facility, dated April 3, 2009*

10.4	$65.0 Million Secured Loan Facility, dated December 23, 2011*

10.5	$500.0 Million Senior Secured Credit Facility, dated March 25, 2014*

Number	Description

10.6	$50.0 Million FSO Guarantee Facility, dated July 24, 2009*

10.7	Supplemental Letter to $50.0 Million FSO Guarantee Facility, dated September 23, 2010*

10.8	$500.0 Million Secured Loan Facility (TI Africa and TI Asia), dated October 3, 2008*

10.9	$135.0 Million Secured Loan Facility (Fontveille and Moneghetti), dated April 23, 2008*

10.10	First Supplemental Agreement Relating to the $135.0 Million Secured Loan Facility (Fontveille and Moneghetti), dated June 29, 2012*

10.11	Second Supplemental Agreement Relating to the $135.0 Million Secured Loan Facility (Fontveille and Moneghetti), dated June 5, 2013*

10.12	$76.0 Million Secured Loan Facility (Fiorano), dated October 23, 2008*

10.13	$67.5 Million Secured Loan Facility (Larvotto), dated August 29, 2008*

10.14	Form of Registration Rights Agreement*

10.15	Framework Agreement in relation to the purchase of the Maersk Acquisition Vessels, dated January 3, 2014, by and among Maersk Tankers Singapore Pte. Ltd. and Euronav NV*

10.16	Addendum No. 1, to Framework Agreement in relation to the purchase of the Maersk Acquisition vessels, dated May 23, 2014, by and among Maersk Tankers Singapore Pte. Ltd., as sellers, and Euronav NV, as buyers*

10.17	Form of Memorandum of Agreement by and among Maersk Tankers Singapore Pte. Ltd., as seller, and Euronav NV, as buyer, in relation to the purchase of the Maersk Acquisition Vessels*

10.18	Framework Agreement in relation to the purchase of the VLCC Acquisition Vessels, dated July 7, 2014, by and among Maersk Tankers Singapore Pte. Ltd., and Euronav NV*

10.19	Form of Memorandum of Agreement by and among Maersk Tankers Singapore Pte. Ltd., as seller, and Euronav NV, as buyer, in relation so the purchase of the VLCC Acquisition Vessels*

10.20	$340.0 Million Senior Secured Credit Facility, dated October 13, 2014*

14.1	Code of Conduct*

21.1	List of Subsidiaries*

23.1	Consent of KPMG

23.2	Consent of Argo Law (included in Exhibit 5.1)**

23.3	Consent of Seward & Kissel LLP (included in Exhibit 8.1)**

23.4	Consent of Drewry**

23.5	Consent of Energy Maritime Associates**

24.1	Powers of Attorney (included in the signature page hereto)**

99.1	Form of Letter of Transmittal**

*	Incorporated by reference to the Company’s Registration Statement on Form F-1, as amended (File No. 333-198625)
**	Previously filed

(b) Financial Statements

The financial statements filed as part of this registration statement are listed in the index to the financial statements immediately preceding such financial statements, which index to the financial statements is incorporated herein by reference.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(a) Under Rule 415 of the Securities Act,

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Rule 3-19 under the Securities Act of 1933 if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(b)-(g) Not applicable.

(h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i)-(l) Not applicable.

The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Antwerp, Belgium on the 20th day of January, 2015.

EURONAV NV

By:	/s/ PATRICK RODGERS
	Name:	Patrick Rodgers
	Title:	Chief Executive Officers

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on January 20, 2015.

Signature	Title

/S/ PATRICK RODGERS	Chief Executive Officer (Principal Executive Officer), Director
Patrick Rodgers

/S/ HUGO DE STOOP	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Hugo De Stoop

/S/ PETER G. LIVANOS	Director, Chairman of the Board of Directors
Peter G. Livanos

/S/ MARC SAVERYS	Director, Vice Chairman of the Board of Directors
Marc Saverys

/S/ LUDWIG CRIEL	Director
Ludwig Criel

/S/ ALEXANDROS DROULISCOS	Director
Alexandros Drouliscos

/S/ DANIEL R. BRADSHAW	Director
Daniel R. Bradshaw

/S/ WILLIAM THOMSON	Director
William Thomson

Signature	Title

/S/ ALICE WINGFIELD DIGBY	Director
Alice Wingfield Digby

/S/ JOHN MICHAEL RADZIWILL	Director
John Michael Radziwill

/S/ JULIAN METHERELL	Director
Julian Metherell

Authorized Representative

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this registration statement in the City of Newark, State of Delaware, on January 20, 2015.

PUGLISI & ASSOCIATES

By:	/S/ DONALD J. PUGLISI

	Name:	Donald J. Puglisi

	Title:	Authorized Representative in the United States